金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2006 MAY -3 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

April 28, 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza, [redacted]
450 Fifth Street,
Washington, D.C
U.S.A.

06013053

PROCESSED
EXEMPTION # 82-3604

MAY 05 2006
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Transfer of Shares and Increase in Share Capital of a Wholly Owned Subsidiary of CIH Limited	March 2, 2006
Overseas Regulatory Announcement – Appointment of Independent Financial Adviser of CIH Limited	March 6, 2006
Overseas Regulatory Announcement – Completion of the Put Option in Relation to Shares in Clipsal Asia Holdings Limited by CIH Limited	March 15, 2006
Overseas Regulatory Announcement of GP Industries Limited – CIH Limited's Completion of the Put Option in Relation to Shares in Clipsal Asia Holdings Limited	March 15, 2006
Overseas Regulatory Announcement – Investment in a New Associated Company of CIH Limited	March 17, 2006
Announcement – Re-designation of Director of the Company	March 21, 2006
Announcement – Delay in dispatch of Circular of the Company	March 21, 2006
Overseas Regulatory Announcement – Resignation of Director of GP Industries Limited	March 21, 2006

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

dlw 5/3

Overseas Regulatory Announcement – Striking-off and De-registration of Associated Companies of GP Industries Limited	March 29, 2006
Announcement – Notice of Extraordinary General Meeting of the Company	March 31, 2006
Circular – Major and Connected Transaction – Proposed Privatisation of CIH Limited by GP Industries Limited	March 31, 2006
Overseas Regulatory Announcement – Notice of a Director's Interest and Change in Interest of GP Industries Limited	April 3, 2006
Overseas Regulatory Announcement – Increase in Interest in an Associated Company of GP Industries Limited	April 4, 2006
Overseas Regulatory Announcement – Increase in Interest in a Subsidiary of GP Industries Limited	April 4, 2006
Overseas Regulatory Announcement – Investment in a New Subsidiary of CIH Limited	April 6, 2006
Overseas Regulatory Announcement – Notice of a Director's Interest and Change in Interest of GP Industries Limited	April 19, 2006
Overseas Regulatory Announcement – Notice of a Director's Interest and Change in Interest of GP Industries Limited	April 19, 2006
Overseas Regulatory Announcement – Notice of a Director's Interest and Change in Interest of GP Industries Limited	April 19, 2006
Announcement – Poll Results of Extraordinary General Meeting Held on April 20, 2006 of the Company	April 20, 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

CIH Ltd
CIH Limited
(Incorporated in the Republic of Singapore)
Co Reg No 199106357H

TRANSFER OF SHARES AND INCREASE IN SHARE CAPITAL OF A WHOLLY OWNED SUBSIDIARY

The Board of Directors of CIH Limited ("the Company") is pleased to announce that the Company has transferred its 100% equity interest in GP Lighting Technology (HK) Limited ("GPHK") of 10,000 ordinary shares of HK$1 each to its wholly owned subsidiary, Bowden Industries Limited ("BIL"), for a total consideration of HK$2. Subsequent to the transfer, BIL has subscribed in full at par value in cash for the increase in share capital of GPHK and the details are as follows:

Country of incorporation and operation	:	Hong Kong
Issued and paid up share capital before the increase	:	10,000 ordinary shares of HK$1 each
Additional issued and paid up share capital	:	11,990,000 ordinary shares of HK$1 each
Issued and paid up share capital after the increase	:	12,000,000 ordinary shares of HK$1 each
Purpose of the share capital increase	:	For working capital
Principal activities	:	Trading of lighting products and related electrical products

The above transactions are not expected to have any material impact on the earnings per share and net tangible assets per share of the Group for the current financial year.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect in the above transaction.

Submitted by Caroline Yeo Poh Noi, Company Secretary on 2/3/06 to the SGX

Exemption# 82-3604

CIH Ltd
CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199106357H

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Board of Directors of CIH Limited (the "**Company**") refers to the joint announcement by GP Industries Limited ("**GPIL**") and the Company dated 3 February 2006 (the "**Scheme Announcement**") in connection with a proposed scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore (the "**Act**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Announcement.

The Board of Directors of the Company wishes to announce that it has appointed HL Bank ("**HL Bank**") as the independent financial adviser to advise the Independent Directors of the Company in connection with the Scheme.

A Scheme Document containing the recommendation of the Independent Directors of the Company and the advice of HL Bank will be sent to shareholders of the Company ("**Shareholders**") in due course. In the meantime, Shareholders are advised to exercise caution in their dealings in the shares of the Company and to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including any Director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD

Caroline Yeo
Company Secretary
6 March 2006

Exemption#82-3604

CIH Ltd
CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199106357H

COMPLETION OF THE PUT OPTION IN RELATION TO SHARES IN CLIPSAL ASIA HOLDINGS LIMITED

The Board of Directors of CIH Limited (the "Company") refers to its announcement dated 12 January 2006 in connection with the exercise of the option (the "Put Option") to sell its entire 50 per cent. interest in Clipsal Asia Holdings Limited ("CAHL"), comprising 59,600,000 shares of US$1.00 each in the capital of CAHL (the "CAHL Shares"), to Schneider Electric Industries SAS.

In accordance with the requirements of the Stock Exchange of Hong Kong Limited, completion of the exercise of the Put Option and the disposal of the CAHL Shares pursuant to the exercise of the Put Option is conditional upon approval of the shareholders of the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited ("Gold Peak"). In this regard, shareholders of Gold Peak have, pursuant to an ordinary resolution passed at an extraordinary general meeting held on 21 February 2006, approved the exercise of the Put Option and the disposal of the CAHL Shares pursuant to the exercise of the Put Option.

Accordingly, the Company is pleased to announce that it has today completed the exercise of the Put Option at a put option exercise price of US$58.99 million (equivalent to approximately S$95.74 million). The proceeds, net of a retention amount of US$2.95 million (equivalent to approximately S$4.79 million) from the disposal of the CAHL Shares pursuant to the exercise of the Put Option amount to US$56.04 million (equivalent to approximately S$90.95 million).

By Order of the Board
Yeo Poh Noi Caroline
Company Secretary
15 March 2006
Singapore

Note:
An exchange rate of US$1.00 = S$1.6230 is used in this announcement.

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

CIH Limited's completion of the put option in relation to shares in Clipsal Asia Holdings Limited

The Directors of GP Industries Limited (the "Company") refer to its announcement dated 12 January 2006 in connection with the exercise of the option (the "Put Option") by CIH Limited ("CIHL"), the Company's 67.87% owned subsidiary, to sell its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"), comprising 59,600,000 shares of US$1.00 each in the capital of CAHL, to Schneider Electric Industries SAS.

The Company wishes to announce that CIHL has today announced the completion of the Put Option. Further information on the completion of the Put Option is set out in CIHL's announcement dated 15 March 2006 ("CIHL Announcement"). A copy of the CIHL Announcement is attached to this announcement and can also be found on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

By Order of the Board

Tan San-Ju
Company Secretary
15 March 2006
Singapore

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199106357H

INVESTMENT IN A NEW ASSOCIATED COMPANY

The Board of Directors of CIH Limited ("CIHL" or the "Company") is pleased to announce that one of its wholly owned subsidiaries, Enventure Limited, has invested in a new company at par value in cash and the details are as follows:

Name of company	:	Paramount Lighting Design Consultants (Qingdao) Co. Ltd
Country of incorporation and operation	:	The People's Republic of China
Paid up capital	:	US$120,000
Percentage of equity held by CIHL group	:	49%
Principal activities	:	providing lighting design services

The above investment was funded through internal resources and is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the CIHL group for the current financial year.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Ms Caroline Yeo on 17 March 2006 to the SGX

The Standard March 22, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

RE-DESIGNATION OF DIRECTOR

The board of directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") would like to announce that Mr. Raymond Wong Wai Kan ("Mr. Wong"), currently an Executive Director of the Company, will be re-designated as a Non-Executive Director of the Company with effect from 1 May 2006.

Mr. Wong, aged 53, first joined Gold Peak Group in 1986 and has been appointed an Executive Director of the Company since 1997. He is also an Executive Director of GP Industries Limited and GP Batteries International Limited, both of which are listed on the Singapore Exchange Securities Trading Limited. Save as disclosed herein, Mr. Wong had not held any directorship in any other listed companies during the three years preceding the date of this announcement. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants of the UK and a member of the Hong Kong Institute of Certified Public Accountants. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK and a Certified Financial Consultant of the Institute of Financial Consultants of Canada.

As at the date of this announcement, Mr. Wong had personal interests of 1,790,081 shares of HK$0.50 each in the share capital of the Company (the "Shares") and had personal interests in the share option to subscribe for 1,625,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Wong does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

Mr. Wong is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. The director's fee of Mr. Wong as a Non-Executive Director will be subject to review by the Board from time to time pursuant to the power given to it under the articles of association of the Company with reference to the amount of director's fee paid in the past. For the year ended 31 March 2005, Mr. Wong received a director's fee of HK$10,000.

In relation to the re-designation of Mr. Wong as a Non-Executive Director, there is no information to be disclosed pursuant to any of the requirements of rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 21 March 2006

www.goldpeak.com

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

Exemption#82-3604

The Standard March 22, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

ANNOUNCEMENT

Reference is made to the Announcement and the Delay Announcement relating to the Proposal.

As additional time is required for the Company to finalise information for incorporation into the Circular, the despatch of the Circular to the Shareholders has been further delayed and the Company expects that it will be despatched on or before 12 April 2006.

Reference is made to the announcements of the Company dated 7 February 2006 (the "Announcement") and dated 27 February 2006 (the "Delay Announcement") relating to a proposal by GPIL to the board of directors of CIHL to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore (the "Proposal"). Terms used herein shall have the same meanings as those defined in the Announcement unless stated otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Company is required to despatch the circular in respect of the Proposal (the "Circular") to the Shareholders within 21 days after the publication of the Announcement, which falls on or before 1 March 2006. As disclosed in the Delay Announcement, the despatch of the Circular has been delayed until on or before 22 March 2006.

As additional time is required for the Company to finalise information for incorporation into the Circular, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for a further extension of deadline for the despatch of the Circular to on or before 12 April 2006.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 21 March 2006

www.goldpeak.com

As at the date of this announcement, the board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	21-Mar-2006 18:16:12
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resignation of Director
Description	The Board of Directors of GP Industries Limited wishes to announce that Mr Raymond Wong Wai Kan will resign as a Director of the Company with effect from 1 May 2006. The Board wishes to take this opportunity to thank Mr Wong for his past contributions to the Company and wishes him well in his future endeavours. By Order of the Board Tan San-Ju Company Secretary
Attachments:	Total size = **0** (2048K size limit recommended)

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GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

STRIKING-OFF AND DE-REGISTRATION OF ASSOCIATED COMPANIES

The Directors of GP Industries Limited (the "Company") wish to announce the following:

1. Striking-off of Gold Light Holdings Limited ("Gold Light")

   Gold Light was incorporated in the Cayman Islands and was a 25% indirectly held associated company of the Company. Gold Light had remained dormant since 2003.

2. Striking-off of Eastern Prosper International Limited ("Eastern Prosper")

   Eastern Prosper was incorporated in the British Virgin Islands and was a wholly owned subsidiary of Gold Light. Eastern Prosper had remained dormant since 2000.

3. De-registration of Super System Trading Limited ("Super System")

   Super System was incorporated in Hong Kong and was a wholly owned subsidiary of Gold Light. Super System had remained dormant since 2000.

The above-mentioned associated companies have been struck-off/de-registered. The striking-off and de-registration of the above-mentioned associated companies are not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial year ending 31 March 2006.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transactions.

By order of the Board

Tan San-Ju
Company Secretary
29 March 2006

Exemption#82-3604

The Standard April 3, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at 4th Floor, Ching Room, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, on April 20, 2006 at 3:30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the proposal for the privatisation of CIH Limited by GP Industries Limited by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore is hereby approved, ratified and confirmed."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, March 31, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong
www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed with the circular of the Company dated March 31, 2006 despatched to the shareholders of the Company.
2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.
5. In accordance with Rule 14.46 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Gerard family, Mr. Andrew NG Sung On, Mr. CHAU Kwok Wai, Mr. Raymond WONG Wai Kan, Mr. HO Pak Nin and their respective associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.
6. The ordinary resolution as set out above will be determined by way of a poll.
7. As at the date of this notice, the board of directors of the Company ("Directors") consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2006 17:35:48
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	03-04-2006
2.	Name of Director *	Lim Ah Doo
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	03-04-2006
2.	Name of Registered Holder	Lim Ah Doo
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	70,000
As a percentage of issued share capital	0.015 %
No. of Shares which are subject of this notice	140,000
As a percentage of issued share capital	0.031 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.62
No. of Shares held after the change	210,000
As a percentage of issued share capital	0.046 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	70,000	0
As a percentage of issued share capital	0.015 %	0 %
No. of shares held after the change	210,000	0
As a percentage of issued share capital	0.046 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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GP INDUSTRIES

Exemption#82-3604

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has increased its interest in Zhongfu Technology Limited ("Zhongfu"), an indirectly held associated company, from 15.6% to 30.0%.

Zhongfu is incorporated in Hong Kong. Zhongfu and its wholly owned subsidiary are principally engaged in the manufacture and trading of metallic products. The increase in interest in Zhongfu is a result of purchase of 475,200 shares in Zhongfu by the Group from Zhongfu's controlling shareholder for a cash consideration of HK$4,125,600 (approximately S$880,000). Share of net assets acquired amounted to approximately S$835,000.

The increase in interest in Zhongfu was funded by internal resources and is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial years ended 31 March 2006 and ending 31 March 2007.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
4 April 2006

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has increased its interest in KEF America, Inc. ("KEF America"), an indirectly held subsidiary, from 67.27% to 69.86%.

KEF America is incorporated in the United States of America and is principally engaged in the marketing and distribution of loudspeakers. Prior to this change in interest, the common stock of KEF America comprised 2,750 issued shares (the "Shares"), of which 1,850 Shares and 900 Shares were held by the Group and the minority shareholders respectively.

On 1 September 2004, KEF America had entered into an agreement with a minority shareholder whereby KEF America agreed to redeem up to 375 Shares from this minority shareholder at a price of US$1,296.24 per Share for 12 quarters commencing from 1 October 2004 (the "Redemption Period"). On 21 November 2005, the parties further agreed to extend the Redemption Period by eight additional quarters to 30 September 2009.

Pursuant to the above-mentioned agreement, the minority shareholder has redeemed 102 Shares for an aggregate cash consideration of US$132,216.48 (approximately S$220,000). As a result, the Group's interest in KEF America increased to 69.86%.

The increase in interest in KEF America is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial years ended 31 March 2006 and ending 31 March 2007.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
4 April 2006

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199108357H

INVESTMENT IN A NEW SUBSIDIARY

The Board of Directors of CIH Limited ("CIHL" or the "Company") is pleased to announce that one of its wholly owned subsidiaries, Enventure Limited, has invested in a new company at par value in cash and the details are as follows:

Name of company	:	Paramount Lighting Design Consultants (Shanghai) Co. Ltd
Country of incorporation and operation	:	The People's Republic of China
Paid up capital	:	US$150,000
Percentage of equity held by CIHL group	:	83.33%
Principal activities	:	providing lighting design services

The above investment was funded through internal resources and is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the CIHL group for the current financial year.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Ms Caroline Yeo, Company Secretary on 6 April 2006 to the SGX

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:53:22
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-04-2006
2.	Name of Director *	Wong Wai Kan

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	18-04-2006
2.	Name of Registered Holder	Wong Wai Kan
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	720,000
As a percentage of issued share capital	0.157 %
No. of Shares which are subject of this notice	140,000
As a percentage of issued share capital	0.030 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.55
No. of Shares held after the change	860,000
As a percentage of issued share capital	0.187 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	720,000	0
As a percentage of issued share capital	0.157 %	0 %
No. of shares held after the change	860,000	0
As a percentage of issued share capital	0.187 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:47:45
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-04-2006
2.	Name of Director *	Wong Wai Kan

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	18-04-2006
2.	Name of Registered Holder	Wong Wai Kan
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	500,000
As a percentage of issued share capital	0.109 %
No. of Shares which are subject of this notice	220,000
As a percentage of issued share capital	0.048 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.62
No. of Shares held after the change	720,000
As a percentage of issued share capital	0.157 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	500,000	0
As a percentage of issued share capital	0.109 %	0 %
No. of shares held after the change	720,000	0
As a percentage of issued share capital	0.157 %	0 %

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:43:59
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-04-2006
2.	Name of Director *	Wong Wai Kan

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	18-04-2006
2.	Name of Registered Holder	Wong Wai Kan
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	390,000
As a percentage of issued share capital	0.085 %
No. of Shares which are subject of this notice	110,000
As a percentage of issued share capital	0.024 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.456
No. of Shares held after the change	500,000
As a percentage of issued share capital	0.109 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	390,000	0
As a percentage of issued share capital	0.085 %	0 %
No. of shares held after the change	500,000	0
As a percentage of issued share capital	0.109 %	0 %

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Exemption#82-3604

The Standard April 21, 2006

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

EXTRAORDINARY GENERAL MEETING HELD ON APRIL 20, 2006 POLL RESULTS

The Board of Directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that the poll results in respect of the ordinary resolution proposed at the extraordinary general meeting of the Company (the "EGM") held at 4th Floor, Ching Room, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on April 20, 2006 were as follows:–

RESOLUTION PROPOSED AT THE EGM	NO. OF VOTES (%)	
	FOR	AGAINST
Ordinary resolution to approve, ratify and confirm the proposal for the privatisation of CIH Limited by GP Industries Limited by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore.	241,727,271 (100%)	0 (0%)
As all the votes were cast in favour of the ordinary resolution, the ordinary resolution was passed unanimously.		

As at the date of the EGM, the total number of shares of the Company entitling the holders thereof to attend and vote for or against the resolution proposed at the EGM was 457,211,900 shares. None of the shareholders of the Company are entitled to attend and vote only against the resolution proposed at the EGM. Mr. Andrew NG Sung On, Mr. CHAU Kwok Wai, Mr. Raymond WONG Wai Kan, Mr. HO Pak Nin and the Gerard family, as well as their associates, holding 92,073,167 shares of the Company, had abstained from voting at the EGM.

Abacus Share Registrars Limited, the share registrar of the Company, acted as scrutineer for the purpose of the poll at the EGM.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, April 20, 2006

www.goldpeak.com

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

MAJOR AND CONNECTED TRANSACTION
– PROPOSED PRIVATISATION
OF
CIH LIMITED BY
GP INDUSTRIES LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE)

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

第一上海 First Shanghai Group

FIRST SHANGHAI CAPITAL LIMITED

A letter from the Chairman & Chief Executive of Gold Peak Industries (Holdings) Limited is set out on pages 5 to 16 of this circular. A letter from the Independent Board Committee (as defined herein) containing their advice to the Independent Shareholders (as defined herein) in relation to the Proposal (as defined herein) is set out on pages 17 and 18 of this circular. A letter from the Independent Financial Adviser (as defined herein), First Shanghai Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders in relation to the Proposal is set out on pages 19 to 36 of this circular.

A notice convening an extraordinary general meeting to be held at 4th Floor, Ching Room, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, on April 20, 2006 at 3:30 p.m. is set out on pages 239 and 240 of this circular. Whether or not you are able to attend the extraordinary general meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event, not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof should you so wish.

March 31, 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Announcement Date"	February 3, 2006, being the date of the joint announcement by GPIL and CIHL in Singapore
"associates"	has the meaning ascribed to it under the Listing Rules
"Books Closure Date"	a date to be announced (before the Effective Date) on which the transfer books and the register of members of CIHL and GPIL will be closed in order to determine the entitlements of CIHL Shareholders and GPIL Shareholders, as the case may be
"CAHL"	Clipsal Asia Holdings Limited, a joint venture company in which CIHL has a 50% interest, with the remaining 50% interest held by Schneider Electric SA of France
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange
"CIHL Shares"	ordinary shares of S$0.30 (equivalent to approximately HK$1.395) each in the issued share capital of CIHL
"CIHL Shareholders"	the holders of CIHL Shares
"CIHL Group"	CIHL together with its subsidiaries
"Companies Act of Singapore"	the Companies Act, Chapter 50 of Singapore
"Company" or "Gold Peak"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"Consideration Shares"	3.166 new ordinary shares of GPIL to be issued at S$0.754 each (equivalent to approximately HK$3.506) (based on the ex-Special Dividend (i.e. after deducting the Special Dividend to be declared) unaudited net asset value of each GPIL Share as at September 30, 2005) to the Scheme Shareholders for each Scheme Share held as at the Books Closure Date
"Court"	High Court of the Republic of Singapore

"Court Meeting"	a meeting of the Scheme Shareholders to be convened in Singapore at the direction of the Court at which the Scheme will be voted upon
"Directors"	the directors of the Company
"Effective Date"	the date on which the Scheme becomes effective under Section 210 of the Companies Act of Singapore
"EGM"	the extraordinary general meeting of the Company to be convened on April 20, 2006 for the purpose of considering and, if thought fit, to approve the Proposal
"GPBI"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange
"GPBI Shares"	shares of S$0.80 (equivalent to approximately HK$3.720) each in the issued share capital of GPBI
"GPIL"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange
"GPIL Group"	GPIL together with its subsidiaries
"GPIL Shareholders"	the holders of GPIL Shares
"GPIL Shares"	shares of S$0.20 (equivalent to approximately HK$0.930) each in the issued share capital of GPIL
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	the independent board committee comprising the independent non-executive Directors namely, Mr LUI Ming Wah, Mr Frank CHAN Chi Chung and Mr CHAN Kei Biu, who are not interested in the Proposal

"Independent Financial Adviser"	First Shanghai Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Independent Shareholders"	any Shareholders who are not required to abstain from voting at the EGM to approve the Proposal under the Listing Rules
"Latest Practicable Date"	March 29, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of CIHL by GPIL by way of the Scheme
"Relevant Directors"	means Mr Andrew NG Sung On, Mr CHAU Kwok Wai and Mr Raymond WONG Wai Kan, each a Director and Mr HO Pak Nin, a director of CIHL
"S$"	Singapore dollar(s), the lawful currency of Singapore
"Scheme"	a scheme of arrangement under Section 210 of the Companies Act of Singapore pursuant to which CIHL will be privatised, the terms of which are described in this circular
"Scheme Shareholders"	CIHL Shareholders other than GPIL
"Scheme Shares"	CIHL Shares currently held by the Scheme Shareholders
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	ordinary shares of HK$0.50 each in the issued share capital of the Company
"Shareholders"	registered holders of Shares
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	the Singapore Exchange Securities Trading Limited

"Special Dividend"	special cash dividend of S$0.40 (equivalent to approximately HK$1.860) for each CIHL Share to all CIHL Shareholders
"trading day"	a day on which the Singapore Stock Exchange is open for the business of dealings in securities
"%"	per cent.

Note: In this circular, unless otherwise stated, certain amounts denominated in Singapore dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of S$1=HK$4.65. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Director:
Vincent CHEUNG Ting Kau

Independent Non-Executive Directors:
LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu

Registered office:
Gold Peak Building
8th Floor
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

March 31, 2006

To the Shareholders

Dear Sir or Madam,

**MAJOR AND CONNECTED TRANSACTION
– PROPOSED PRIVATISATION
OF
CIH LIMITED BY
GP INDUSTRIES LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 210 OF THE COMPANIES ACT,
CHAPTER 50 OF SINGAPORE)**

INTRODUCTION

Reference is made to the announcement of the Company dated February 7, 2006 relating to a proposal by GPIL to the board of directors of CIHL to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore. Both

GPIL and CIHL are non wholly-owned subsidiaries of the Company, and the shares of both companies are listed on the Singapore Stock Exchange. The Proposal will result in CIHL becoming a wholly-owned subsidiary of GPIL. Upon the Scheme becoming effective, the listing of the CIHL Shares on the Singapore Stock Exchange will be withdrawn.

As at the Latest Practicable Date, the issued share capital of CIHL consists of 129,256,327 ordinary shares of S$0.30 each (equivalent to approximately HK$1.395) and GPIL holds 87,730,426 CIHL Shares, representing approximately 67.9% of the issued share capital of CIHL. As at the Latest Practicable Date, the Scheme Shareholders are interested in 41,525,901 CIHL Shares which constitutes approximately 32.1% of the issued share capital of CIHL and represents an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at September 30, 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005. As such, the Proposal will involve a deemed disposal of GPIL by way of the issue of the Consideration Shares and an acquisition by the Company indirectly, through its subsidiary GPIL, of the shares in CIHL not currently held by the Group. Upon completion of the Scheme, GPIL will own a 100% interest in CIHL and the Company will have an approximately 67.7% interest in GPIL.

The Proposal constitutes a major and connected transaction for the Company under the Listing Rules. The Proposal is therefore made conditional upon approval by the Independent Shareholders by convening a general meeting of the Company.

The purpose of this circular is:

(a) to provide you with details on the Scheme; and

(b) to give you notice of the EGM to consider and, if thought fit, to approve the Proposal.

TERMS OF THE SCHEME

(a) The Scheme is proposed to all Scheme Shareholders and will involve, among others, the following:

   (i) payment of a Special Dividend to all shareholders of CIHL as at the Books Closure Date. The Special Dividend is conditional on the Scheme being approved by a majority in number of, representing not less than 75% in nominal value of the CIHL Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

   (ii) a transfer of all the Scheme Shares held by the Scheme Shareholders to GPIL and/or its nominees; and

(iii) the allotment and issue by GPIL to the Scheme Shareholders of approximately 3.166 new GPIL Shares based on the ex-Special Dividend (i.e. after deducting Special Dividend to be declared) unaudited net asset value of each GPIL Share of S$0.754 (equivalent to approximately HK$3.506) as at September 30, 2005 for each Scheme Share held by such Scheme Shareholders in consideration of the abovementioned transfer, with fractions of a Consideration Share to be disregarded.

(b) Pursuant to the Scheme, GPIL intends to renounce the Special Dividend to be received from CIHL in favour of its shareholders. GPIL Shareholders are expected to receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's existing share option scheme are not exercised) for each GPIL Share held as at the Books Closure Date.

The Consideration Shares issued for the Scheme Shares were determined by taking into account, the unaudited net asset value per share (excluding the Special Dividend) of GPIL and CIHL which were S$0.754 (equivalent to approximately HK$3.506) and S$2.387 (equivalent to approximately HK$11.100), respectively, as at September 30, 2005, representing a premium of approximately 16.2% and 33.4%, respectively, over the ex-Special Dividend closing prices (i.e. being the closing prices less the Special Dividend per share) S$0.649 (equivalent to approximately HK$3.018) per GPIL Share and S$1.790 (equivalent to approximately HK$8.324) per CIHL Share, respectively, as at February 3, 2006, being the Announcement Date. The closing prices of GPIL Shares and CIHL Shares on February 3, 2006 were S$0.725 (equivalent to approximately HK$3.371) and S$2.190 (equivalent to approximately HK$10.184), respectively. On the basis of the Consideration Shares to be issued, the Proposal values the entire issued share capital of CIHL as at the Announcement Date at approximately S$308.5 million (equivalent to approximately HK$1,434.5 million). As at the Latest Practicable Date, the Scheme Shareholders are interested in 32.1% of the issued share capital of CIHL, which represent an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at September 30, 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005.

The following table sets out the net profits attributable to the Scheme Shares and the entire issued share capital of CIHL based on the audited accounts of CIHL for the 12 month period ended December 31, 2003 and the 15 month period ended March 31, 2005.

	For the 12 months ended December 31, 2003		**For the 15 months ended March 31, 2005**	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Net profits attributable to the Scheme Shares (before taxation and minority interests)	38,653	179,736	1,113	5,175
Net profits attributable to the Scheme Shares (after taxation and minority interests)	34,010	158,147	274	1,274
Net profits attributable to the entire issued share capital of CIHL (before taxation and minority interests)	120,314	559,460	3,463	16,103
Net profits attributable to the entire issued share capital of CIHL (after taxation and minority interests)	105,861	492,254	853	3,966

The following table sets out the net profits attributable to the entire issued share capital of GPIL based on the audited accounts of GPIL for the 12 month period ended March 31, 2004 and the 12 month period ended March 31, 2005.

	For the 12 months ended March 31, 2004		**For the 12 months ended March 31, 2005**	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Net profits attributable to the entire issued share capital of GPIL (before taxation and minority interests)	99,522	462,777	55,415	257,680
Net profits attributable to the entire issued share capital of GPIL (after taxation and minority interests)	81,148	377,338	38,238	177,807

The following table sets out the unaudited net asset value per share of CIHL and GPIL respectively before the payment of the Special Dividend as at September 30, 2005.

	S$	*HK$*
Net asset value per share of CIHL before the payment of the Special Dividend	2.787	12.960
Net asset value per share of GPIL before the payment of the Special Dividend	0.830	3.860

Pursuant to the Scheme, the Scheme Shares will be transferred as (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights attached thereto as at the Effective Date and thereafter attaching thereto, but excluding the right to receive and retain all dividends, rights and other distributions (if any) the record date of which falls before the Effective Date.

The Consideration Shares to be issued shall rank *pari passu* in all respects with all other GPIL Shares as at the Effective Date. As at the Latest Practicable Date, the authorised share capital of GPIL is S$200,000,000 (equivalent to approximately HK$930,000,000) and the amount of paid up capital is S$91,815,888.60 (equivalent to approximately HK$426,943,882).

It is anticipated that as a result of the allotment and issue of the Consideration Shares to the Scheme Shareholders pursuant to the Scheme, the Company's shareholding in GPIL will decrease from approximately 87.1% of the existing issued share capital of GPIL as at the Latest Practicable Date to approximately 67.7% of the issued share capital of GPIL as enlarged by the issue of the Consideration Shares (on the basis that approximately 131,471,002 new GPIL Shares will be issued pursuant to the Scheme). As such, GPIL will continue to be a non-wholly owned subsidiary of the Company.

CONDITIONS

As the Proposal is to be implemented by way of the Scheme under Section 210 of the Companies Act of Singapore, the Scheme is subject to the approval of the Scheme Shareholders at the Court Meeting. The Scheme will become effective and binding if:

(a) the Scheme is approved by a majority in number of, representing not less than 75% in nominal value of the CIHL Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the Scheme is sanctioned and approved by the Court, and a copy of the order of the Court is lodged with the Accounting and Corporate Regulatory Authority in Singapore;

(c) the Scheme, the allotment and issue of the Consideration Shares to the Scheme Shareholders, the renouncement of the Special Dividend by GPIL in favour of GPIL Shareholders and all other matters necessary to effect the Scheme is approved by GPIL shareholders at a general meeting;

(d) the Proposal is approved by Independent Shareholders with the Gerard family, Mr Andrew NG Sung On, Mr CHAU Kwok Wai, Mr Raymond WONG Wai Kan, Mr HO Pak Nin and their respective associates abstaining from voting;

(e) the listing of the Consideration Shares on the Singapore Stock Exchange is approved by the Singapore Stock Exchange;

(f) the Special Dividend is approved by the CIHL Shareholders at a general meeting of CIHL; and

(g) consent of certain lenders to the Company having been obtained.

Warning:

Shareholders and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE

Set out below are the charts illustrating the simplified shareholding structure of the Group as at the Latest Practicable Date and immediately after the implementation of the Scheme:–

Existing shareholding structure


Gold Peak
87.1%
Gerard family
Relevant Directors
Public
GPIL
17.3%
0.4%
14.4%
67.9%
49.1%
CIHL
GPBI

Shareholding structure immediately after the implementation of the Scheme


Gerard family
Relevant Directors
Gold Peak
Public
12.0%
0.3%
67.7%
20.0%
GPIL
100.0%
49.1%
CIHL
GPBI

Following the Effective Date, CIHL will become a wholly-owned subsidiary of GPIL.

As at the Latest Practicable Date, the Relevant Directors' respective shareholdings in the Company and CIHL are as follows:–

	the Company	CIHL	GPIL
Mr Andrew NG Sung On	12.8%	0.1%	–
Mr CHAU Kwok Wai	0.1%	0.1%	–
Mr Raymond WONG Wai Kan	0.3%	0.2%	0.1%
Mr HO Pak Nin	0.0002%	0.03%	–

Following the Effective Date of the Scheme, the Relevant Directors' respective shareholdings in GPIL will be as follows:–

	GPIL
Mr Andrew NG Sung On	0.05%
Mr CHAU Kwok Wai	0.08%
Mr Raymond WONG Wai Kan	0.19%
Mr HO Pak Nin	0.02%

REASONS FOR AND BENEFITS OF THE PROPOSAL

CIHL became a subsidiary of the Group in April 2004, and the Scheme is being proposed for GPIL to privatise CIHL. Other than the joint venture with Schneider Electric SA of France which CIHL served the notice to dispose of its entire 50% interest as set out in the Company's announcement dated January 12, 2006, CIHL currently does not have any significant core business. The Scheme will fully integrate CIHL's residual business and operations into the GPIL Group (as CIHL will become a wholly-owned subsidiary of GPIL), allowing GPIL to exercise greater management flexibility in utilising and deploying the resources of CIHL, in order to achieve cost savings, greater efficiency and competitiveness as a group. Upon CIHL becoming a wholly-owned and non-listed subsidiary

of GPIL, the structure of the Group and GPIL Group will be streamlined with the elimination of any over-lapping costs associated with multiple listings. CIHL has not raised funds through the equity or debt capital markets over the past five years and it does not anticipate that it will need to do so in the foreseeable future. The costs associated with maintaining CIHL's listing status should therefore be considered against this background.

The Scheme involves the issue of new GPIL Shares to Scheme Shareholders thereby resulting in significant enlargement of the shareholder base of GPIL. The current free float of CIHL and GPIL is 32.1% and 12.9%, respectively. Assuming the Scheme is effected, the free float of GPIL will increase to 20.3% excluding the Gerard family's stake. In addition, the historical trading liquidity of the CIHL Shares has generally been limited.

Through the Scheme, the Scheme Shareholders will have an opportunity to realise part of their investment in CIHL for cash, through the Special Dividend, and thereafter would be able to either participate in the GPIL Group's larger core business as GPIL Shareholders, and potentially benefit from the increased trading liquidity as a result of the enlarged free float of GPIL. In addition, GPIL Shareholders would receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Latest Practicable Date) for each GPIL Share held as at the Books Closure Date. The Company as a shareholder of GPIL, will receive approximately S$30 million (equivalent to approximately HK$140 million). The Directors (including the independent non-executive Directors) believe that the terms of the Scheme are fair and reasonable and in the interests of the Shareholders as a whole.

After taking into account the asset quality (in particular the cash position and receivable quality) of CIHL Group, the Directors consider that completion of the Scheme would provide the Group with additional financial resources to pursue its future plans to enhance the Group's competitiveness, profitability and shareholders' value in the near future.

FINANCIAL EFFECTS OF THE SCHEME

As the share swap is based on the ex-Special Dividend unaudited net asset value of CIHL and GPIL, the Group will record no material gain or loss upon completion of the Scheme. For the same reason, the Scheme will not have a significant effect on the assets and liabilities of the Group and there will be no material effect on the financial position of the Group.

IRREVOCABLE UNDERTAKING

The Gerard family, being a shareholder of CIHL, has given an irrevocable undertaking to GPIL to vote their entire holding of CIHL Shares, (in aggregate 22,325,156 CIHL Shares, representing approximately 17.3% of the issued share capital of CIHL as at the Latest Practicable Date) in favour of the Scheme and any other matter necessary or

proposed to implement the Scheme at the Court Meeting. The irrevocable undertaking will lapse on the earliest of (i) the date on which the Scheme becomes effective and binding; (ii) the date on which the Scheme is withdrawn or lapses or fails to become effective and binding for whatever reason; and (iii) September 30, 2006.

INFORMATION ON CIHL

Incorporated in Singapore in 1991, CIHL is principally engaged in the development, manufacture and marketing of electrical installation products. It is one of the major suppliers of electrical installation products in Asia.

In December 2003, CIHL formed CAHL, a 50-50 joint venture with Schneider Electric SA of France to manufacture and distribute electrical wiring devices and installation systems in Asia. On January 12, 2006, CIHL served a notice to Schneider Electric SA to dispose of its entire 50% interest in the joint venture pursuant to the terms of a put option. For more information regarding such put option, please refer to the Company's announcement dated January 12, 2006.

In addition, CIHL engages in the development, manufacture and marketing of lighting products as well as holding investments in lighting products, LED superscreens and other businesses. Save for CAHL, CIHL currently has more than 200 employees and occupies a total floor area of 8,000 sq m.

INFORMATION ON THE COMPANY AND GPIL

The Company owns a diversified portfolio of industrial investments through GPIL, its main industrial investment vehicle. GPIL has been listed on the Singapore Stock Exchange since 1995. It changed its name to "GP Industries Limited" on June 21, 2000, following its acquisition of the entire interest of approximately 42% and 49% of Singapore-listed GPBI and CIHL, respectively, from the Company. GPBI is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investment in GPBI and CIHL, GPIL is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harnesses and cables as well as acoustics products.

BUSINESS PROSPECTS

Demand for most of the Group's and its major associates' products remains steady. However, the Group's business is expected to face continuous highly competitive market conditions. High raw material prices, rising interest rates as well as the strong Renminbi currency will continue to affect most of the manufacturers including the Group.

The Group will continue implementing measures to improve the competitiveness of its businesses. It will keep rationalising its manufacturing facilities, investing in product development and looking for acquisition opportunities to expand its product ranges and earnings base as well as exploring the ways to streamline its corporate structure to improve overall efficiency.

Demand for the Group's electronic products remains solid. The keen price competition and adjustments in the PRC automotive market will continue to affect profit contribution from the wire harness associates. The appreciation of the Renminbi also increases the operating costs in the PRC. In view of the current high oil price, there is a renewed interest in electric transportation. GPBI is now looking for opportunities to commercialise the EV (electric vehicle) battery project.

The Company has currently no plans for future material investments with identified third party targets.

WITHDRAWAL OF LISTING OF THE CIHL SHARES

An application will be made to the Singapore Stock Exchange to delist CIHL from the Singapore Stock Exchange in the event that the Scheme becomes effective and binding.

MAJOR AND CONNECTED TRANSACTION

As at the Latest Practicable Date:–

(A) the Gerard family is interested in 22,325,156 CIHL Shares, representing approximately 17.3% of the issued share capital of CIHL. The CIHL Shares in which the Gerard family is interested as at the Latest Practicable Date amounted to approximately S$53.3 million (equivalent to approximately HK$247.8 million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005; and

(B) the Relevant Directors are interested in 525,363 CIHL Shares in aggregate, representing approximately 0.4% of the issued share capital of CIHL. The CIHL Shares in which Relevant Directors are interested as at the Latest Practicable Date amounted to approximately S$1.3 million (equivalent to approximately HK$6.0 million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005.

As each of the Relevant Directors is a shareholder of CIHL and the Gerard family is a substantial shareholder of CIHL, the Relevant Directors and the Gerard family are connected persons of the Company. Hence, the purchase by GPIL of the CIHL Shares held by the Relevant Directors and the Gerard family and the issue of the Consideration Shares by GPIL to the Relevant Directors and the Gerard family constitutes a connected transaction for the Company under the Listing Rules and is subject to Independent Shareholders' approval requirements.

The acquisition of the Scheme Shares and the issue of the Consideration Shares by GPIL will also constitute a major transaction of the Company under Rules 14.07 and 14.29 of the Listing Rules. The Proposal is therefore conditional upon the approval by the Shareholders at the EGM.

Mr Andrew NG Sung On, Mr CHAU Kwok Wai and Mr Raymond WONG Wai Kan, being Directors and Shareholders as well as shareholders of CIHL, have a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. Mr HO Pak Nin, being a director and shareholder of CIHL as well as a Shareholder also has a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. The Gerard family, being a connected person of the Company, together with the Relevant Directors and their respective associates will abstain from voting on the resolution to approve the Proposal at the EGM. So far as the Company is aware having made all reasonable enquiries and as at the Latest Practicable Date, Gerard family and the Relevant Directors control or are entitled to exercise control over all of their voting rights in respect of their Shares, the extent of which has been set out on pages 10 and 11 of this circular.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at 4th Floor, Ching Room, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, on April 20, 2006 at 3:30 p.m., or any adjournment thereof, is set out on pages 239 and 240 of this circular for the purpose of considering and, if thought fit, passing the resolution in respect of the Scheme.

A form of proxy for use by the Shareholders at the EGM is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company as soon as possible and in any event, not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof (as the case may be) should you so wish.

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote at the meeting; or

(c) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding Shares conferring a right to attend and vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

RECOMMENDATION

Taking into consideration of the above, the Directors (including the independent non-executive Directors) are of the view that the Proposal is fair and reasonable so far as the Shareholders are concerned and the Proposal is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Proposal.

WAIVER FROM STRICT COMPLIANCE WITH RULE 14.67(4)(a)(i) OF THE LISTING RULES

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.67(4)(a)(i) of the Listing Rules and therefore the financial information of CIHL as set out in Appendix II was included in this circular in substitution for an accountants' report on CIHL.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee and the letter from First Shanghai Capital Limited, both of which are contained in this circular and the additional information set out in the Appendices to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

March 31, 2006

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION
– PROPOSED PRIVATISATION
OF
CIH LIMITED BY
GP INDUSTRIES LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 210 OF THE COMPANIES ACT,
CHAPTER 50 OF SINGAPORE)

INTRODUCTION

We refer to the circular dated March 31, 2006 (the "Circular") of Gold Peak Industries (Holdings) Limited (the "Company") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

Under the Listing Rules, the Proposal is required to be approved by the Independent Shareholders at the EGM. We, being the independent non-executive Directors, have been appointed to form the Independent Board Committee to advise you as to whether the terms of the Proposal are fair and reasonable and whether the Proposal is in the interests of the Company and the Shareholders as a whole.

First Shanghai Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Proposal.

We wish to draw your attention to the letter from the Chairman & Chief Executive as set out on pages 5 to 16 of the Circular and the letter from First Shanghai Capital Limited as set out on pages 19 to 36 of the Circular which contains, inter alia, its advice and recommendations to us and the Independent Shareholders regarding the Proposal and the principal factors and reasons taken into consideration for its advice and recommendations.

RECOMMENDATION

Having taken into account the advice and recommendations of First Shanghai Capital Limited, we consider that the Proposal are fair and reasonable so far as the Shareholders are concerned and the Proposal is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Proposal.

Yours faithfully,
For and on behalf of the
Independent Board Committee of
Gold Peak Industries (Holdings) Limited
LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu
Independent Non-Executive Directors

The following is the full text of the letter from the Independent Financial Adviser dated March 31, 2006 setting out its advice to the Independent Board Committee and the Independent Shareholders.

第一上海
FIRST SHANGHAI GROUP

FIRST SHANGHAI CAPITAL LIMITED
19th Floor, Wing On House
71 Des Voeux Road Central
Hong Kong

March 31, 2006

The Independent Board Committee and
the Independent Shareholders
Gold Peak Industries (Holdings) Limited
Gold Peak Building
8th Floor
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION

**PROPOSED PRIVATISATION OF
CIH LIMITED BY
GP INDUSTRIES LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 210 OF THE COMPANIES ACT,
CHAPTER 50 OF SINGAPORE)**

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in connection with the Proposal, details of which are contained in the circular dated March 31, 2006 to be despatched to the Shareholders (the "Circular"). Terms used in this letter shall have the same meaning as defined in the Circular unless the context requires otherwise.

As stated in the Circular, the following parties had certain interests in the shareholding of the Company as at the Latest Practicable Date:

(a) the Gerard family is interested in 22,325,156 CIHL Shares, representing approximately 17.3% of the issued share capital of CIHL. The CIHL Shares in which the Gerard family is interested as at the Latest Practicable Date

amounted to approximately S$53.3 million (equivalent to approximately HK$247.8 million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005; and

(b) the Relevant Directors are interested in 525,363 CIHL Shares in aggregate, representing approximately 0.4% of the issued share capital of CIHL. The CIHL Shares in which the Relevant Directors are interested as at the Latest Practicable Date amounted to approximately S$1.3 million (equivalent to approximately HK$6.0 million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005.

As each of the Relevant Directors is a shareholder of CIHL and the Gerard family is a substantial shareholder of CIHL, the Relevant Directors and the Gerard family are connected persons of the Company. Hence, the purchase by GPIL of the CIHL Shares held by the Relevant Directors and the Gerard family and the issue of the Consideration Shares by GPIL to the Relevant Directors and the Gerard family constitutes a connected transaction for the Company under the Listing Rules and is subject to Independent Shareholders' approval requirements.

The acquisition of the Scheme Shares and the issue of the Consideration Shares by GPIL will also constitute a major transaction of the Company under Rules 14.07 and 14.29 of the Listing Rules. The Proposal is therefore conditional upon the approval by the Independent Shareholders at the EGM.

Mr. Andrew NG Sung On, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan, being Directors and Shareholders as well as shareholders of CIHL, have a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. Mr. HO Pak Nin, being a director and shareholder of CIHL as well as a Shareholder also has a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. The Gerard family, being a connected person of the Company, together with the Relevant Directors and their respective associates will abstain from voting on the resolution to approve the Proposal at the EGM.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors (collectively the "Documents"). We have assumed that all information and representations contained or referred to in the Documents and all information and representations which have been provided by the Company and the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were provided and continue to be so at the date hereof. We have also assumed that all statements of belief, opinion, expectations and intention made by the Directors in the Documents and to us were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld, or to doubt the truth, accuracy and completeness of the information and facts contained in the Documents, or the reasonableness of the

opinions expressed by the Company, its financial adviser and/or the Directors, which have been provided to us. We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information nor have we conducted any form of in-depth investigation into the business and affairs of the Company, its subsidiaries or any of their associates.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinions and recommendations relating to the terms of the Proposal, we have considered, among other things, the following principal factors and reasons:

Background of the Proposal

The Directors announced on February 7, 2006 that the respective board of directors of GPIL and CIHL, both non-wholly owned subsidiaries of the Company, the shares of both of which are listed on the Singapore Stock Exchange, jointly announced on February 3, 2006 the Proposal to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore.

The Scheme is proposed to all Scheme Shareholders and will involve, among others, the following:

- payment of a Special Dividend to all shareholders of CIHL as at the Books Closure Date. The Special Dividend is conditional on the Scheme being approved by a majority in number of, representing not less than 75% in nominal value of the CIHL Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

- a transfer of all the Scheme Shares held by the Scheme Shareholders to GPIL and/or its nominees; and

- the allotment and issue by GPIL to the Scheme Shareholders of approximately 3.166 new GPIL Shares based on the ex-Special Dividend (i.e. after deducting Special Dividend to be declared) unaudited net asset value of each GPIL Share of S$0.754 (equivalent to approximately HK$3.506) as at September 30, 2005 for each Scheme Share held by such Scheme Shareholders in consideration of the abovementioned transfer, with fractions of a Consideration Share to be disregarded.

Pursuant to the Scheme, GPIL intends to renounce the Special Dividend to be received from CIHL in favour of its shareholders. GPIL shareholders are expected to receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of

GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's share option scheme are not exercised) for each GPIL Share held as at the Books Closure Date.

GPIL currently holds 87,730,426 CIHL Shares, representing approximately 67.9% of the issued share capital of CIHL. As at the Latest Practicable Date, the Scheme Shareholders are interested in 41,525,901 CIHL Shares which constitutes approximately 32.1% of the issued share capital of CIHL and represents an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at September 30, 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005. As such, the Proposal will involve a deemed disposal of GPIL by way of the issue of the Consideration Shares and an acquisition by the Company indirectly, through its subsidiary GPIL, of the shares in CIHL not currently held by the Group. Upon completion of the Scheme, GPIL will own a 100% interest in CIHL and the Company will have an approximately 67.7% interest in GPIL.

The Consideration Shares issued for the Scheme Shares were determined by taking into account of the unaudited net asset value per share (after deducting the Special Dividend to be declared) of GPIL and CIHL which were S$0.754 (equivalent to approximately HK$3.506) and S$2.387 (equivalent to approximately HK$11.100) respectively, as at September 30, 2005, representing a premium of approximately 16.2% and 33.4% respectively over the ex-Special Dividend closing prices (i.e. being the closing prices less the Special Dividend per share) of S$0.649 (equivalent to approximately HK$3.018) per GPIL Share and S$1.790 (equivalent to approximately HK$8.324) per CIHL Share, respectively, as at February 3, 2006, being the Announcement Date. The closing prices of GPIL Share and CIHL Share on February 3, 2006 were S$0.725 (equivalent to approximately HK$3.371) and S$2.190 (equivalent to approximately HK$10.184), respectively.

Reasons for and benefits of the Proposal

As mentioned in the "Letter from the Chairman and Chief Executive", the Scheme is being proposed for GPIL to privatise CIHL. Other than the joint venture ("Joint Venture") with Schneider Electric SA of France which CIHL served the notice to dispose of its entire 50% interest as set out in the Company's announcement dated January 12, 2006, CIHL currently does not have any significant core business. The Scheme will fully integrate CIHL's residual business and operations into the GPIL Group (as CIHL will become a wholly owned subsidiary of GPIL), allowing GPIL to exercise greater management flexibility in utilizing and deploying the resources of CIHL, in order to achieve cost savings, greater efficiency and competitiveness as a group.

Upon CIHL becoming a wholly owned and non-listed subsidiary of GPIL, the structure of the Group and GPIL Group will be streamlined with the elimination of any over-lapping costs associated with multiple listings. CIHL has not raised funds through the equity or debt capital markets over the past five years and the management of the Group does not anticipate that it will need to do so in the foreseeable future. The costs associated with maintaining CIHL's listing status should therefore be considered against this background.

We note that the CIHL Group had an increasing trend in the ratio of administrative expenses to turnover. As mentioned above, after disposal of the Joint Venture, CIHL does not have any significant core business. Further, the estimated proceeds, net of a retention amount of approximately US$2.95 million (equivalent to approximately HK$23 million), which bears interest and is currently expected to be released in December 2007, due to CIHL following the disposal of its entire 50% interest in the Joint Venture pursuant to the exercise of the put option ("Put Option") granted by Schneider Electric SA to CIHL to request Schneider Electric SA to purchase its 50% interest in the Joint Venture, is US$56.04 million (equivalent to approximately HK$437.1 million) and will be fully satisfied in cash. Such net proceeds represent approximately 26.0% of the shareholders' equity (excluding minority interests) of the CIHL Group as at March 31, 2005. Given CIHL is a subsidiary of GPIL, it would be commercially sensible for the Group to eliminate any over-lapping costs associated with multiple listings, so as to reduce administrative expenses and exercise greater management flexibility in utilizing and deploying the resources of the CIHL Group.

After taking into account the asset quality (in particular the cash position and receivable quality) of the CIHL Group, the Directors consider that completion of the Scheme would provide the Group with additional financial resources to pursue its future plans to enhance the Group's competitiveness, profitability and shareholders' value in the near future.

The Scheme involves the issue of new GPIL Shares to Scheme Shareholders thereby resulting in significant enlargement of the shareholder base of GPIL. The current free float of CIHL and GPIL is 32.1% and 12.9% respectively. Assuming the Scheme is effected, the free float of GPIL will increase to 20.3% excluding the Gerard family's stake.

Through the Scheme, the Scheme Shareholders will have an opportunity to realize part of their investment in CIHL for cash, through the Special Dividend, and thereafter would be able to participate in the GPIL Group's larger core business as GPIL Shareholders, and potentially benefit from the increased trading liquidity as a result of the enlarged free float of GPIL. In addition, GPIL Shareholders would receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Latest Practicable Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Latest Practicable Date) for each GPIL Share held as at the Books Closure Date. The Company as a shareholder of GPIL, will also receive approximately S$30 million (equivalent to approximately HK$140 million).

Background information of the Group

The Company was established in 1964, and the shares of which has been listed on the Stock Exchange since 1984. Currently, the Group holds an 87.1% interest in GPIL, which in turn holds a 67.9% and 49.1% interest in CIHL and GPBI respectively. GPIL, CIHL and GPBI are companies listed on the Singapore Stock Exchange.

The Group has four principal operating divisions, namely (i) manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments; (ii) development, manufacture and distribution of electronic products including automotive electronics; (iii) development, manufacture and distribution of batteries and battery related products; and (iv) development, manufacture and distribution of electrical wiring installation products.

For the year ended March 31, 2005, the Group recorded turnover and profit attributable to shareholders (including minority interests) of approximately HK$2,179.2 million and HK$93.6 million respectively, while its net asset value (including minority interests) as at March 31, 2005 was approximately HK$2,119.0 million.

For the six months ended September 30, 2005, the Group recorded turnover and profit attributable to shareholders (including minority interests) of approximately HK$1,077.3 million and HK$42.6 million respectively, while its net asset value (including minority interests) as at September 30, 2005 was approximately HK$1,955.3 million.

Background information and financial performance of the GPIL Group

GPIL has been listed on the main board of the Singapore Stock Exchange since 1995. According to the annual report of GPIL for the year ended March 31, 2005, the GPIL Group is an international manufacturing and marketing group comprising three major businesses, namely electronics, electrical installation products and batteries. GPIL has a strong and extensive manufacturing and distribution network spanning over ten countries.

We have reviewed the audited consolidated results of the GPIL Group for the two years ended March 31, 2005 and the unaudited consolidated results of the GPIL Group for the nine months ended December 31, 2005, a summary of which extracted from the annual reports of the respective financial periods and the quarterly report of GPIL for the nine months ended December 31, 2005 (together with corresponding figures translated into Hong Kong dollars at an exchange rate of S$1.00 to HK$4.65 for your reference) is set forth as follows:

	Audited Financial year ended March 31,		Audited Financial year ended March 31 ,		Unaudited Nine months ended December 31,		Unaudited Nine months ended December 31,	
	2004	2004	2005	2005	2004	2004	2005	2005
	S$'000	*HK$'000*	*S$'000*	*HK$'000*	*S$'000*	*HK$'000*	*S$'000*	*HK$'000*
Revenue	374,545	1,741,634	524,707	2,439,888	403,532	1,876,424	409,288	1,903,189
Gross profit	76,608	356,227	120,933	562,338	93,479	434,677	92,832	431,669
Profit from operation	13,717	63,784	18,620	86,583	19,265	89,582	9,552	44,417
Finance costs	(6,044)	(28,105)	(10,143)	(47,165)	(7,333)	(34,098)	(11,060)	(51,429)
Profit/(loss) before exceptional items	7,673	35,679	8,477	39,418	11,932	55,484	(1,508)	(7,012)
Exceptional items	(17,171)	(79,845)	16,274	75,674	10,126	47,086	(33)	(153)
Share of results of associates	109,020	506,943	30,664	142,588	20,758	96,525	20,637	95,962
Profit before taxation	99,522	462,777	55,415	257,680	42,816	199,094	19,096	88,796
Taxation	(17,397)	(80,896)	(15,892)	(73,898)	(9,813)	(45,630)	(8,134)	(37,823)
Profit before minority interests	82,125	381,881	39,433	183,363	33,003	153,464	10,962	50,973
Minority interests	(977)	(4,543)	(1,195)	(5,557)	(1,092)	(5,078)	127	591
Profit attributable to shareholders	81,148	377,338	38,238	177,807	31,911	148,386	11,089	51,564

A summary of the audited consolidated balance sheets of the GPIL Group as at March 31, 2004 and 2005, as extracted from the annual reports of GPIL for the relevant periods (together with corresponding figures translated into Hong Kong dollars at an exchange rate of S$1.00 to HK$4.65 for your reference), is as follows:

	Audited As at March 31,			
	2004	**2004**	**2005**	**2005**
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Non-current assets	521,295	2,424,022	588,690	2,737,409
Current assets	207,896	966,716	448,364	2,084,893
Bank balances, deposits and cash	33,586	156,175	82,630	384,230
Current liabilities	203,103	944,429	358,727	1,668,081
Fixed and floating rate notes	50,000	232,500	40,500	188,325
Bank loans and overdrafts – due within one year	57,075	265,399	147,099	684,010
Obligations under finance leases – due within one year	209	972	825	3,836
Non-current liabilities	121,512	565,031	150,738	700,932
Floating rate notes	40,500	188,325	–	–
Bank loans – due after one year	80,811	375,771	147,107	684,048
Obligations under finance leases – due after one year	36	167	1,115	5,185
Shareholders' equity (excluding minority interests)	399,183	1,856,201	399,210	1,856,327
Shareholders' equity (including minority interests)	404,576	1,881,278	527,589	2,453,289

Note:

The above accounting figures in Singapore dollars are prepared based on Singapore Generally Accepted Accounting Principles.

We noted that the net profits of the GPIL Group have been decreasing for the two years ended March 31, 2005 and the nine months ended December 31, 2005 ("Q3 2006") with decreasing net profit margins (excluding the minority interests) of approximately 21.7%, 7.3% and 2.7% respectively. The decreases in net profit attributable to shareholders for the financial year ended March 31, 2005 ("FY 2005") to S$38.2 million from S$81.2 million for the financial year ended March 31, 2004 ("FY 2004") was mainly due to the significant decrease in share of results of associates from approximately S$109.0 million

for FY 2004 to approximately S$30.7 million for FY 2005. For Q3 2006, the decrease in profit was mainly due to (i) higher financial cost, (ii) impact of unfavourable exchange rate, (iii) higher administration cost from CIHL, as well as (iv) exceptional loss (versus exceptional gain for the nine months ended December 31, 2004).

We also noted that a substantial portion of the assets of GPIL Group was financed by bank loans and other liabilities. The net gearing ratios (which is calculated by cash minus interest bearing loans and notes, then divided by shareholders' equity (excluding minority interests)) were approximately 48.8% and 63.1% as at March 31, 2004 and 2005 respectively.

Background information and financial performance of the CIHL Group

CIHL was incorporated in Singapore in 1991, the shares of which have been listed on the main board of the Singapore Stock Exchange since 1992. The CIHL Group is principally engaged in the development, manufacture and marketing of electrical installation products.

We have reviewed the audited consolidated results of the CIHL Group for the year ended December 31, 2003 and the 15 months ended March 31, 2005 and the unaudited consolidated results of the CIHL Group for the nine months ended December 31, 2005, a summary of which extracted from the annual reports of the respective financial periods and the quarterly report of CIHL for the nine months ended December 31, 2005 (together with corresponding figures translated into Hong Kong dollars at an exchange rate of S$1.00 to HK$4.65 for your reference), is set forth as follows:

	Audited Year ended December 31,		Audited 15 months ended March 31,		Unaudited Nine months ended December 31,		Unaudited Nine months ended December 31,	
	2003	2003	2005	2005	2004	2004	2005	2005
	S$'000	*HK$'000*	*S$'000*	*HK$'000*	*S$'000*	*HK$'000*	*S$'000*	*HK$'000*
Revenue	189,274	880,124	156,995	730,027	99,746	463,819	106,293	494,262
Gross profit	61,612	286,496	48,054	223,451	29,773	138,444	32,485	151,055
Profit/(Loss) from operation	5,434	25,268	(734)	(3,413)	748	3,478	391	1,818
Interest on borrowings	(6,720)	(31,248)	(5,047)	(23,469)	(2,990)	(13,904)	(3,465)	(16,112)
Loss before exceptional items	(1,286)	(5,980)	(5,781)	(26,882)	(2,242)	(10,425)	(3,074)	(14,294)
Exceptional items	107,883	501,656	9,970	46,361	1	5	(33)	(153)
Share of results of associates	13,717	63,784	(726)	(3,376)	147	684	(67)	(312)
Profit/(Loss) before taxation	120,314	559,460	3,463	16,103	(2,094)	(9,737)	(3,174)	(14,759)
Taxation	(12,945)	(60,194)	(2,077)	(9,658)	(921)	(4,283)	(1,824)	(8,482)
Profit/(Loss) before minority interests	107,369	499,266	1,386	6,445	(3,015)	(14,020)	(4,998)	(23,241)
Minority interests	(1,508)	(7,012)	(533)	(2,478)	(625)	(2,906)	(1,789)	(8,319)
Profit/(Loss) attributable to shareholders	105,861	492,254	853	3,966	(3,640)	(16,926)	(6,787)	(31,560)

A summary of the audited consolidated balance sheets of the CIHL Group as at December 31, 2003 and March 31, 2005, as extracted from the annual reports of CIHL for the relevant periods (together with corresponding figures translated into Hong Kong dollars at an exchange rate of S$1.00 to HK$4.65 for your reference), is as follows:

	Audited As at December 31,		**Audited As at March 31,**	
	2003	**2003**	**2005**	**2005**
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Non-current assets	265,264	1,233,478	254,580	1,183,797
Current assets	460,983	2,143,571	264,182	1,228,446
Bank balances, deposits and cash	283,121	1,316,513	59,283	275,666
Current liabilities	339,878	1,580,433	148,930	692,525
Bank loans, overdrafts and import loans – due within one year	209,439	973,891	64,441	299,651
Obligations under finance leases and hire purchase contracts – due within one year	72	335	102	474
Non-current liabilities	8,189	38,079	3,540	16,461
Bank loans – due after one year	5,085	23,645	1,110	5,162
Obligations under finance leases and hire purchase contracts – due after one year	85	395	85	395
Shareholders' equity (excluding minority interests)	374,577	1,741,783	360,797	1,677,706
Shareholders' equity (including minority interests)	378,180	1,758,537	366,292	1,703,258

Notes:

1. *CIHL changed its year-end date from December 31 to March 31.*

2. *The above accounting figures in Singapore dollars are prepared based on Singapore Generally Accepted Accounting Principles.*

As extracted from the annual report of CIHL for the 15 months ended March 31, 2005 (the "CIHL Annual Report"), the CIHL Group recorded revenue of approximately S$157.0 million for the 15 months ended March 31, 2005, which was decreased by approximately 17% when compared with that of the financial year ended December 31, 2003. Turnover for the 15 months ended March 31, 2005 was mainly derived from sale of electrical wiring accessories (representing approximately 49% of the turnover). We note that the gross profit margin of the CIHL Group for the 15 months ended March 31, 2005 declined to approximately 30.6% from approximately 32.6% for the financial year ended December 31, 2003. Net profits plunged for the 15 months ended March 31, 2005 to S$853,000 from S$105.9 million for the financial year ended December 31, 2003. The plunge was mainly due to rising materials costs, higher distribution and administrative overheads, substantial decrease in the amount of gain from exceptional items, as well as sharing loss from associated companies (versus profit contribution from associated companies for the financial year ended December 31, 2003).

We note that in December 2003, CIHL formed a 50:50 joint venture with Schneider Electric SA of France to manufacture and distribute electrical wiring devices and installation systems in Asia. However, on January 12, 2006, CIHL served the notice to Schneider Electric SA to dispose of its entire 50% interest in the Joint Venture. Other than that, CIHL is engaged in the development, manufacture and marketing of lighting products as well as holding investments in lighting products, LED superscreens and other businesses. Save for the Joint Venture, CIHL currently has more than 200 employees and occupies a total floor area of 8,000 sq.m.

As mentioned in the section headed "Reasons for the exercise of the Put Option" in the "Letter from the Chairman & Chief Executive" in the circular of the Company dated February 1, 2006, due to the keen competition in the global electrical wiring devices and installation systems market and rising raw material costs, the tough business environment that the Joint Venture is facing will continue. Given this situation, CIHL believes that it is beneficial to exercise the Put Option. Please refer to the circular of the Company dated February 1, 2006 for details of the Put Option.

We also note that as mentioned in the section headed "Financial effects of the exercise of the Put Option" in the "Letter from the Chairman & Chief Executive" in the circular of the Company dated February 1, 2006, the Group will record an unaudited net gain (which is the amount of the exercise price to be received by CIHL less the net asset value of the 50% interest in the Joint Venture held by CIHL) of approximately HK$10 million for the exercise of the Put Option. The proceeds of the exercise of the Put Option will be applied as general working capital.

We have also reviewed the net gearing ratios (which is calculated by cash minus interest bearing loans, then divided by shareholders' equity (excluding minority interests)) of the CIHL Group. As at December 31, 2003, the CIHL Group had net cash position and as at March 31, 2005, the net gearing ratio was approximately 1.8%. Upon completion of the exercise of the Put Option (i.e. after receiving the proceeds from the exercise of the Put Option), the financial position of the CIHL Group is expected to be further strengthened.

Assessment of the offer price

To assess whether the offer price of S$2.387 per CIHL Share ("CIHL Offer Price") and the issue price of S$0.754 per Consideration Share ("GPIL Issue Price") are in the interests of the Company and Shareholders as a whole, we have considered the following factors:

(i) *The historical price performance of both the CIHL Shares and GPIL Shares.*

The following table shows the historical price performance of the CIHL Shares and GPIL Shares for the period commencing from January 1, 2005 up to and including the Latest Practicable Date (the "Review Period"').


3
2.5
2
1.5
1
0.5
0
Price (S$)
CIHL
GPIL
January 2005
February 2005
March 2005
April 2005
May 2005
June 2005
July 2005
August 2005
September 2005
October 2005
November 2005
December 2005
January 2006
February 2006
March 2006
Date

Source: Bloomberg

As shown in the above table, during the Review Period, the lowest and highest closing prices of CIHL Shares were S$2.19 on 10, 11, 14 and November 15, 2005 and S$2.84 on January 4, 2005, respectively. The CIHL Offer Price of S$2.387 represents approximately 16.0% discount to the highest closing price of CIHL Shares and approximately 9.0% premium to the lowest closing price of CIHL Shares during the Review Period.

During the Review Period, the lowest and highest closing prices of GPIL Shares were S$0.690 on March 20, 2006 and S$1.000 on 14, 18, 19 and January 20, 2005, respectively. The GPIL Issue Price of S$0.754 represents approximately 24.6% discount to the highest closing price of GPIL Shares and approximately 9.3% premium to the lowest closing price of GPIL Shares during the Review Period.

In order to have a better comparison of the price performance of 3.166 GPIL Shares and 1 CIHL Shares, we set forth below a table showing the valuation of 3.166 GPIL Shares versus the valuation of 1 CIHL Shares as represented by their respective closing price during the Review Period.


3.5
3
2.5
2
1.5
1
0.5
0
Price (S$)
January 2005
February 2005
March 2005
April 2005
May 2005
June 2005
July 2005
August 2005
September 2005
October 2005
November 2005
December 2005
January 2006
February 2006
March 2006
Date
CIHL
3.166 GPIL

Source: Bloomberg

As shown in the table above, 3.166 GPIL Shares generally outperformed CIHL Shares during the period from January 1, 2005 to July 29, 2005. However, CIHL Shares generally outperformed 3.166 GPIL Shares during the period from August 1, 2005 to September 30, 2005. 3.166 GPIL Shares generally outperformed CIHL Shares again during the period from October 3, 2005 to February 3, 2006, the Announcement Date. During the period from February 6, 2006 to the Latest Practicable Date, CIHL Shares outperformed 3.166 GPIL Shares.

The lower the price of the GPIL Shares, the lower the valuation of 3.166 GPIL Shares. As the price performance of GPIL Shares underperformed that of CIHL Shares after the Announcement Date, it is beneficial for the Group to acquire CIHL Shares by way of issue of the Consideration Shares.

(ii) Key financial ratios of the comparable companies

CIHL

We have conducted research on companies listed on the Singapore Stock Exchange which are principally engaged in the business that is the same as that of the CIHL Group and note that there are no direct comparable companies that are involved in the same business as that of the CIHL Group.

Since the CIHL Group was loss-making, for illustrative purpose, we have identified three listed companies ("CIHL Comparables") on the Singapore Stock Exchange that are involved in electrical business that is similar to the business of the CIHL Group and analyzed the price to net asset value ("NAV") ratios of the CIHL Comparables.

Company name	Market capitalization as at the Latest Practicable Date *(S$' million)*	NAV *(S$' million)*	Price to NAV ratio *(times)*
Electrotech Investments Ltd	164.5	91.0	1.8
JK Yaming International Holdings Ltd	78.1	64.4	1.2
Tai Sin Electric Cables Manufacturer Ltd	35.0	52.5	0.7
Average:			1.2

Source: Bloomberg

Note: The above NAVs are based on the latest published figures of the relevant companies.

We note that the CIHL Offer Price was determined based on the unaudited net asset value per share (excluding the Special Dividend) of CIHL, which was S$2.387 (equivalent to approximately HK$11.100) as at September 30, 2005. Therefore, the ratio of CIHL Offer Price to NAV was 1. As shown in the table above, the average price to NAV ratio of the CIHL Comparables as at the Latest Practicable Date was approximately 1.2 times, which was slightly higher than the ratio of CIHL Offer Price to NAV.

Having considered the above, we consider that the CIHL Offer Price is fair and reasonable so far as the Independent Shareholders are concerned.

GPIL

We note that there are no direct comparable companies listed on the Singapore Stock Exchange that are involved in the same business as that of the GPIL Group. Therefore, we have identified 19 companies ("GPIL Comparables") listed on the Singapore Stock Exchange that are involved in electronic business and analyzed the price to earnings ("PE") ratios and price to NAV ratios of the GPIL Comparables.

Company name	Market capitalization as at the Latest Practicable Date (S$' million)	Net profit (S$' million)	PE ratio (times)	NAV (S$' million)	Price to NAV ratio (times)
Advanced Integrated Manufacturing Corp Ltd	229.6	14.2	16.2	51.4	4.5
CDW Holding Ltd	102.5	8.9	11.5	24.5	4.2
Elec & Eltek International Co Ltd	434.6	42.6	10.2	274.5	1.6
Eucon Holding Ltd	128.3	12.6	10.2	71.0	1.8
Huan Hsin Holdings Ltd	218.0	22.8	9.6	323.6	0.7
IDT Holdings Singapore Ltd	158.9	154.9	1.0	752.7	0.2
Jadason Enterprises Ltd	96.5	10.1	9.6	42.0	2.3
Jurong Technologies Industrial Corp Ltd	633.0	66.5	9.5	130.3	4.9
Lion Asiapac Ltd	68.9	16.4	4.2	163.5	0.4
Multi-Chem Ltd	83.7	11.3	7.4	45.4	1.8
MFS Technology Ltd	744.8	35.0	21.3	173.2	4.3
Magnecomp International Ltd	328.2	54.2	6.1	177.2	1.9
PCI Ltd	108.2	6.4	17.0	49.4	2.2
SMB United Ltd	85.6	6.5	13.1	108.5	0.8
Thakral Corp Ltd	152.8	18.4	8.3	207.8	0.7
TT International Ltd	73.3	3.1	23.3	132.3	0.6
Venture Corp Ltd	3,450.2	201.2	17.2	1,572.5	2.2
WBL Corp Ltd	1,673.8	10.3	162.7	951.4	1.8
Average:			19.9		2.0

Company name	Valuation based on the GPIL Issue Price (S$' million)	Net profit (S$' million)	PE ratio (times)	NAV (S$' million)	Price to NAV ratio (times)
GPIL	346 *(Note 1)*	38.2	9.11	346 *(Note 2)*	1

Source: Bloomberg

Notes:

1. *The valuation of GPIL was calculated based on (i) the GPIL Issue Price (i.e. S$0.754 per GPIL Share) and (ii) the total number of GPIL Shares in issue of 459,079,000 GPIL Shares.*

2. *NAV of GPIL was as at September 30, 2005 after deducting the Special Dividend.*

3. *The above net profits and NAVs are based on the latest published figures for full financial year of the relevant companies.*

We note that the PE ratio of GPIL (which was calculated based on the GPIL Issue Price of S$0.754 and its historical audited profit attributable to shareholders of approximately S$38.2 million for the year ended March 31, 2005) was lower than the average PE ratio of the GPIL Comparables as at the Latest Practicable Date. However, we also note that the unaudited profit attributable to shareholders of the GPIL Group for the nine months ended December 31, 2005 dropped substantially to approximately S$11.1 million when compared to that of approximately S$31.9 million for the corresponding period in the previous financial year. In view of that, we consider that it would be more appropriate to compare the PE ratio of GPIL by using its annualised unaudited profit figure for the year ending March 31, 2006 instead of its historical audited profit attributable to shareholders for the year ended March 31, 2005. Taking into account of the annualised unaudited profit attributable to shareholders of the GPIL Group of approximately S$14.8 million based on the unaudited profit attributable to shareholders of the GPIL Group for the nine months ended December 31, 2005 (being approximately S$11.1 million), the PE ratio of GPIL based on the GPIL Issue Price would be approximately 23.4 times, which is higher than that of the average PE ratio of the GPIL Comparables as at the Latest Practicable Date.

Further, as shown in the table above, the average price to NAV of the GPIL Comparables as at the Latest Practicable Date was approximately 2.0 times, which was higher than the ratio of the GPIL Issue Price to NAV (i.e. 1).

Even though the average price to NAV ratio of the GPIL Comparables as at the Latest Practicable Date was higher than the ratio of the GPIL Issue Price to NAV, taking into account that (i) the CIHL Offer Price was determined based on the unaudited net asset value per share (after deducting the Special Dividend) of CIHL as at September 30, 2005, in other words, the ratio of CIHL Offer Price to NAV was 1, which is the same as the ratio of the GPIL Issue Price to NAV; and (ii) the annualised PE ratio of GPIL based on the GPIL Issue Share and the unaudited profit attributable to shareholders for the nine months ended December 31, 2005 is higher than that of the average PE ratio of the GPIL Comparables as at the Latest Practicable Date, we are of the view that the GPIL Issue Price is fair and reasonable so far as the Independent Shareholders are concerned.

Financial effects of the Proposal on the Group

As set out in the Appendix III to the Circular, the proforma shareholders' fund (excluding minority interests) of the Group as at March 31, 2005 would be slightly increased by approximately HK$977,000 to approximately HK$1,275.0 million after privatisation of CIHL by GPIL. The increase was a net result of the following: (i) the net decrease in the minority interests of approximately HK$3,935,000 resulting from the privatisation of CIHL by the allotment and issue of approximately 3.166 new GPIL Share for each CIHL Share to the shareholders of CIHL (other than GPIL); and (ii) after the completion of the Proposal, the Company's shareholding in GPIL will decrease from 87.1% to 67.7%, and accordingly, goodwill of approximately HK$2,958,000 resulted from acquisition of GPIL in previous years is de-recognized upon deemed disposal of GPIL. The above adjustments are calculated with reference to the audited net asset value of the Company, GPIL and CIHL as at March 31, 2005. However, the actual gain or losses arising from the transaction will be determined according to the net asset value of the Company, GPIL and CIHL at the completion date of the Proposal.

As such, upon completion of the Scheme, the Group will record a reduction in the net profits by the amount of the goodwill de-recognized upon deemed disposal of GPIL. Save as the above, as the share swap pursuant to the Proposal is based on the ex-Special Dividend unaudited net asset value of CIHL and GPIL, the Group will record no material gain or loss upon completion of the Scheme.

Upon completion of the Scheme pursuant to the Proposal, the Group's effective interest in CIHL would be increased from approximately 59.1% to approximately 67.7%, whereas the Group's interest in GPIL would be decreased from 87.1% to 67.7%. Therefore, the Group would increase its share of the profit (or loss) of the CIHL Group by approximately 8.6% and at the same time decrease its share of the profit (or loss) of the GPIL Group by approximately 19.4%.

Since the Proposal was based on a share swap, there would be no cash outflow for the Group save for the amount of special dividend to be paid to the minority shareholders of CIHL and GPIL.

RECOMMENDATION

We note that the Proposal is subject to fulfillment or waiver (as applicable) of a number of conditions, including approval by the GPIL Independent Shareholders at the EGM.

Having considered the above principal factors and reasons, and in particular,:

(i) the reasons for and benefits of the Proposal;

(ii) the historical price performance of the CIHL Shares and the GPIL Shares;

(iii) the Consideration Shares issued for the Scheme Share were determined by taking into account of the unaudited net asset value (after deducting the Special Dividend) of GPIL and CIHL as at September 30, 2005;

(iv) the average price to NAV ratio of the CIHL Comparables as at the Latest Practicable Date was higher than the CIHL Offer Price to NAV ratio; and

(v) the annualised PE ratio of GPIL based on the GPIL Issue Price and the unaudited profit attributable to shareholders for the nine months ended December 31, 2005 is higher than the average PE ratio of the GPIL Comparables as at the Latest Practicable Date,

we consider that the Proposal is in the interests of the Company and Shareholders as a whole, and the terms of the Proposal are fair and reasonable as far as the interests of the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant ordinary resolution to be proposed at the EGM to approve the Proposal.

Yours faithfully,
For and on behalf of
First Shanghai Capital Limited

Helen Zee
Managing Director

Eric Lee
Director

The following is a summary of the audited financial information of the Group for the three years ended March 31, 2005 and the unaudited financial information of the Group for the 6 months ended September 30, 2005.

Consolidated Income Statement

	For the 6 months ended 30.9.2005 (Unaudited) *HK$'000*	For the year ended 31.3.2005 (Audited) *HK$'000*	For the year ended 31.3.2004 (Audited) *HK$'000*	For the year ended 31.3.2003 (Audited) *HK$'000*
Turnover	1,077,293	2,179,181	1,684,460	1,809,127
Cost of sales	(855,221)	(1,701,251)	(1,334,532)	(1,421,459)
Gross profit	222,072	477,930	349,928	387,668
Other operating income	101,748	174,243	56,621	62,197
Selling and distribution expenses	(105,068)	(222,361)	(158,592)	(166,357)
Administrative expenses	(147,974)	(328,817)	(207,268)	(194,944)
Other operating expenses	–	(3,885)	(7,634)	(12,922)
Profit from operations	70,778	97,110	33,055	75,642
Net investment gain/(loss)	187	27,068	(79,895)	(29,849)
Finance costs	(55,658)	(79,355)	(62,178)	(88,425)
Share of results of associates	53,855	133,531	460,283	203,295
Share of results of jointly controlled entities	(17,749)	(49,912)	–	–
Amortisation of goodwill/realisation of negative goodwill on acquisition of associates	–	(3,242)	(5,788)	(5,857)
Gain/(loss) on disposal/deemed disposal of subsidiaries and associates	6,022	35,727	(15,722)	(4,034)
Impairment losses recognised for goodwill on acquisition of subsidiaries and associates	–	–	(24,789)	–
Profit before taxation	57,435	160,927	304,966	150,772
Taxation	(14,803)	(67,287)	(80,087)	(52,684)
Profit before minority interests	42,632	93,640	224,879	98,088
Minority interests	188	(23,345)	(51,066)	(29,279)
Net profit for the year	42,820	70,295	173,813	68,809

Consolidated Balance Sheet

	As at 30.9.2005 (Unaudited) *HK$'000*	As at 31.3.2005 (Audited) *HK$'000*	As at 31.3.2004 (Audited) *HK$'000*	As at 31.3.2003 (Audited) *HK$'000*
Investment properties	103,830	104,130	138,980	112,295
Property, plant and equipment	399,075	418,598	318,433	259,895
Interest in associates	1,330,459	1,218,312	2,194,249	1,729,415
Interest in jointly controlled entities	304,839	322,501	–	–
Unlisted equity investment	269,377	275,298	–	–
Trademarks	50,193	52,284	56,466	60,649
Investments in securities	–	149,538	143,808	177,358
Available-for-sale investments	87,228	–	–	–
Advance to trade associates	113,998	113,998	97,000	109,000
Long term receivables	619,206	647,900	–	–
Deferred expenditure	8,157	30,915	–	–
Goodwill	39,495	77,038	7,425	9,146
Deferred taxation assets	15,208	15,889	–	–
	3,341,065	3,426,401	2,956,361	2,457,758
Current assets	1,989,148	2,095,522	1,275,903	1,180,230
Current liabilities	(1,996,728)	(2,180,987)	(1,435,915)	(1,314,102)
Net current liabilities	(7,580)	(85,465)	(160,012)	(133,872)
Minority interests	(772,756)	(844,965)	(272,836)	(223,136)
Non-current liabilities	(1,378,228)	(1,221,948)	(1,245,126)	(1,101,831)
	1,182,501	1,274,023	1,278,387	998,919
Represented by:				
Share capital	274,643	272,630	271,095	265,953
Reserves	907,858	1,001,393	1,007,292	732,966
	1,182,501	1,274,023	1,278,387	998,919

Note: Please refer to pages 99 to 118 for the interim results of the Group for the year 2005/2006 which were extracted from the Group interim report 2005/2006.

The following audited consolidated financial statements of the Group are extracted from the annual report of the Company for the year ended March 31, 2005.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	4	2,179,181	1,684,460
Cost of sales		(1,701,251)	(1,334,532)
Gross profit		477,930	349,928
Other operating income		174,243	56,621
Selling and distribution expenses		(222,361)	(158,592)
Administrative expenses		(328,817)	(207,268)
Other operating expenses	5	(3,885)	(7,634)
Profit from operations	6	97,110	33,055
Net investment gain (loss)	7	27,068	(79,895)
Finance costs	8	(79,355)	(62,178)
Share of results of associates	9	133,531	460,283
Share of results of jointly controlled entities		(49,912)	–
Amortisation of goodwill on acquisition of associates		(4,227)	(7,138)
Realisation of negative goodwill on acquisition of associates		985	1,350
Loss on disposal of partial interest of a subsidiary		(4,703)	–
Loss on disposal of subsidiaries		(666)	–
Loss on deemed partial disposal of a subsidiary		(3,019)	(6,085)
Gain on disposal of associates		44,115	–
Loss on deemed partial disposal of associates		–	(479)
Realisation of reserves upon disposal of associates		–	(9,158)
Impairment losses recognised for goodwill on acquisition of subsidiaries		–	(7,600)
Impairment loss recognised for goodwill on acquisition of an associate		–	(17,189)
Profit before taxation		160,927	304,966
Taxation	10	(67,287)	(80,087)
Profit before minority interests		93,640	224,879
Minority interests		(23,345)	(51,066)
Net profit for the year		70,295	173,813
Appropriations and other movements:			
Dividends	11	(38,432)	(76,225)
Transfer to non-distributable reserves – legal surplus		(988)	(1,136)
		(39,420)	(77,361)
Earnings per share	12		
Basic		12.92 cents	32.31 cents
Diluted		12.21 cents	27.84 cents

CONSOLIDATED BALANCE SHEET
At March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	13	104,130	138,980
Property, plant and equipment	14	418,598	318,433
Interests in associates	16	1,218,312	2,194,249
Interests in jointly controlled entities	17	322,501	–
Unlisted equity investment	18	275,298	–
Trademarks	19	52,284	56,466
Investments in securities	20	149,538	143,808
Advances to trade associates	21	113,998	97,000
Long term receivables	22	647,900	–
Deferred expenditure	23	30,915	–
Goodwill	24	77,038	7,425
Deferred taxation assets	32	15,889	–
		3,426,401	2,956,361
Current assets			
Inventories	25	387,524	280,923
Debtors, bills receivable and prepayments	26	1,105,361	562,332
Investments in securities	20	233,901	149,786
Dividends receivable		17,057	22,583
Taxation recoverable		2,852	960
Bank balances, deposits and cash		348,827	259,319
		2,095,522	1,275,903
Current liabilities			
Creditors and accrued charges	27	764,069	472,505
Obligations under finance leases	28	4,823	2,742
Taxation payable		19,446	11,290
Bank loans, overdrafts and import loans	29	1,392,649	949,378
		2,180,987	1,435,915
Net current liabilities		(85,465)	(160,012)
Total assets less current liabilities		3,340,936	2,796,349
Minority interests		844,965	272,836
Non-current liabilities			
Borrowings	30	1,209,600	1,147,243
Convertible note	31	–	88,507
Deferred taxation liabilities	32	12,348	9,376
		1,221,948	1,245,126
Net assets		1,274,023	1,278,387
Capital and reserves			
Share capital	33	272,630	271,095
Reserves	35	1,001,393	1,007,292
Shareholders' funds		1,274,023	1,278,387

BALANCE SHEET

Year ended March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	13	20,000	13,900
Property, plant and equipment	14	22,374	18,991
Interests in subsidiaries	15	1,928,246	1,900,419
		1,970,620	1,933,310
Current assets			
Debtors and prepayments		91,482	141,332
Taxation recoverable		806	806
Bank balances, deposits and cash		35,264	101,973
		127,552	244,111
Current liabilities			
Creditors and accrued charges		21,138	16,023
Obligations under finance leases	28	1,397	1,770
Bank loans	29	510,026	446,210
		532,561	464,003
Net current liabilities		(405,009)	(219,892)
Total assets less current liabilities		1,565,611	1,713,418
Non-current liabilities			
Borrowings	30	507,437	573,853
Convertible note	31	–	88,507
Amounts due to subsidiaries		12,224	16,424
		519,661	678,784
Net assets		1,045,950	1,034,634
Capital and reserves			
Share capital	33	272,630	271,095
Reserves	35	773,320	763,539
Shareholders' funds		1,045,950	1,034,634

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended March 31, 2005

	2005 *HK$'000*	2004 *HK$'000*
At beginning of the year	1,278,387	998,919
Share of translation reserves of associates and jointly controlled entities	(1,541)	84,451
Share of capital reserve of associates	838	14,754
Exchange differences arising on translation of operations outside Hong Kong	(7,752)	(6,349)
Net (losses) gains not recognised in the consolidated income statement	(8,455)	92,856
	1,269,932	1,091,775
Net profit for the year	70,295	173,813
Issue of shares upon exercise of share options, net of expenses	4,900	12,870
Reserves realised upon disposal of associates	5,147	32,617
Dividends paid	(76,251)	(40,544)
Realisation of reserves realised upon disposal of operations of associates	–	7,856
At end of the year	1,274,023	1,278,387

CONSOLIDATED CASH FLOW STATEMENT

Year ended March 31, 2005

	2005 *HK$'000*	2004 *HK$'000*
Cash inflows from operating activities		
Profit before taxation	160,927	304,966
Adjustments for:		
Share of results of associates	(133,531)	(460,283)
Share of results of jointly controlled entities	49,912	–
Amortisation of trademarks	4,182	4,183
Amortisation of goodwill on acquisition of associates	4,227	7,138
Amortisation of deferred expenditure	16,798	–
Realisation of negative goodwill on acquisition of associates	(985)	(1,350)
Amortisation of goodwill on acquisition of subsidiaries	3,885	1,233
Depreciation and amortisation of property, plant and equipment	68,951	45,322
Loss on disposal of partial interest of a subsidiary	4,703	–
(Gain) loss on disposal of property, plant and equipment	(3,666)	3,807
Loss on deemed partial disposal of associates	–	479
Loss on deemed partial disposal of a subsidiary	3,019	6,085
Realisation of reserves upon disposal of associates	–	9,158
Surplus on valuation of investment properties credited to the income statement	(9,100)	(14,209)
Interest income	(43,870)	(9,428)
Interest on bank and other borrowings	77,731	59,468
Interest on convertible note	1,462	2,582
Interest on obligations under finance leases	162	128
Dividend income from investments in securities	(22,108)	(4,697)
Net unrealised holding (gain) loss on investments in securities	(30,349)	79,895
Impairment loss recognised in respect of investment securities	4,160	–
Recovery of investments in e-business	(879)	–
Gain on disposal of associates	(44,115)	–
Loss on disposal of subsidiaries	666	–
Gain on disposal of investment properties	(1,192)	–
Net gain on disposal of the electrical wiring devices and installation systems business	(21,446)	–
Impairment loss recognised for goodwill on acquisition of an associate	–	17,189
Impairment losses recognised for goodwill on acquisition of subsidiaries	–	7,600
Effect of foreign exchange rate changes on inter-company balances	1,859	(10,531)

	Notes	2005 HK$'000	2004 HK$'000
Operating cash flows before movements in working capital		91,403	48,735
Decrease in inventories		62,725	17,482
Decrease (increase) in debtors, bills receivable and prepayments		338,246	(2,718)
(Decrease) increase in creditors and accrued charges		(265,133)	71,888
Cash generated from operations		227,241	135,387
Hong Kong Profits Tax paid		(13,840)	(6,126)
Hong Kong Profits Tax refunded		–	4
Taxation in other jurisdictions paid		(9,285)	(6,627)
Taxation in other jurisdictions refunded		54	128
Net cash from operating activities		204,170	122,766
Cash flows from investing activities			
Consideration paid on acquisition of additional interests of subsidiaries		(373,231)	(42,473)
Purchase of property, plant and equipment		(107,904)	(123,497)
Additions of unlisted equity investment		(63,376)	–
Increase in long term receivables		(26,439)	–
Acquisition of interests in associates		(22,481)	(50,176)
Purchase of investments in securities		(10,440)	(39)
Payment for deferred expenditure		(9,800)	–
Advances to associates		(1,800)	(174)
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	37	(30)	–
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	38	635,458	–
Proceeds from disposal of associates		123,504	–
Dividends received from associates		115,973	77,763
Proceeds from disposal of investment properties		45,142	–
Interest received		42,050	9,527
Proceeds from disposal of property, plant and equipment		35,296	9,776
Dividends received from investments in securities		22,108	4,697
Repayment of amounts due from associates		14,017	26,387
Proceeds from deemed partial disposal of subsidiaries		–	21,077
Net cash from (used in) investing activities		418,047	(67,132)

	Notes	2005 HK$'000	2004 HK$'000
Cash flows from financing activities			
New bank loans raised		765,300	1,011,291
Capital contributed by minority shareholders of subsidiaries		33,181	3,900
Net cash inflow (outflow) from import loans		24,073	(1,860)
Proceeds from issue of shares, net of expenses of HK$4,000 (2004: HK$12,000)		4,900	12,870
Net cash inflow from short term bank loans		(466,774)	19,175
Repayment of bank loans		(433,845)	(872,439)
Repayment of fixed and floating rate notes		(228,584)	(20,912)
Interest on bank and other borrowings paid		(77,929)	(61,199)
Dividends paid		(76,251)	(40,544)
Dividends paid to minority shareholders of subsidiaries		(60,389)	(14,559)
Principal payments for obligations under finance leases		(4,619)	(2,737)
Interest on obligations under finance leases paid		(153)	(129)
Net cash (used in) from financing activities		(521,090)	32,857
Net increase in cash and cash equivalents		101,127	88,491
Cash and cash equivalents at beginning of the year		252,618	156,168
Effect of foreign exchange rate changes		(13,112)	7,959
Cash and cash equivalents at end of the year	40	340,633	252,618

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries, associates and a jointly controlled entity are set out in notes 45, 46 and 47 respectively.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has early adopted Hong Kong Accounting Standard ("HKAS") 40 "Investment Property" in the financial statements for the year ended March 31, 2005.

The Group

The adoption of HKAS 40 has resulted in the changes in the Group's accounting policies for the valuation of investment properties. In prior years, increases in valuation of investment properties were credited to investment property revaluation reserve whereas decreases in valuations were firstly set off against revaluation reserve and thereafter charged to the income statement.

The adoption of HKAS 40 has led to an increase in share of results of associates for the year of HK$12,801,000 and the adoption of HKAS 40 has had no significant effect on the results for prior accounting period. Accordingly no prior period adjustment was required.

The Group has commenced considering the potential impact of other new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

The Company

The adoption of HKAS 40 has resulted in the changes in the Company's accounting policies for the valuation of investment properties. The adoption of HKAS 40 has led to an increase in the profit for the current year of HK$6,100,000 (2004: HK$2,395,000) and an increase in accumulated profits at April 1, 2004 and a decrease in investment property revaluation reserve of HK$2,395,000.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition.

Goodwill arising on acquisition of a subsidiary or business prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by Statement of Standard Accounting Practice ("SSAP") 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable negative goodwill will be credited to the income statement at the time of disposal of the relevant subsidiary, business, associate or jointly controlled entity.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Jointly controlled entity

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement exists whereby the Group and other parties undertake an economic activity which is subject to joint control.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Unlisted equity investment

Unlisted equity investment is stated at cost less any identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 "Property, plant and equipment" from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) Product development expenditure

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible note

Convertible note is separately disclosed and regarded as liability unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Electronics – development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers

Batteries – development, manufacture and distribution of batteries and battery related products

Electrical – development, manufacture and distribution of electrical wiring installation products

Analysis of the Group's segment information is as follows:

(a) Business segments

2005

	Technology and strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER						
External sales	254,041	1,904,390	–	20,750	–	2,179,181
Inter-segment sales	4	–	–	–	(4)	–
	254,045	1,904,390	–	20,750	(4)	2,179,181
Inter-segment sales are charged at prevailing market rates						
RESULTS						
Segment results	21,770	88,491	–	37,233	–	147,494
Unallocated corporate expenses						(67,227)
Other corporate income						16,843
Profit from operations						97,110
Net investment gain						27,068
Finance costs						
Segment	(4,144)	(35,660)	–	(9,079)	–	(48,883)
Corporate						(30,472)
Share of results of associates	(4,391)	99,978	51,829	(13,885)	–	133,531
Share of results of jointly controlled entities	–	–	–	(49,912)	–	(49,912)
Amortisation of goodwill on acquisition of associates						(4,227)
Realisation of negative goodwill on acquisition of associates						985
Loss on disposal of partial interest of a subsidiary						(4,703)
Loss on disposal of subsidiaries						(666)
Loss on deemed partial disposal of a subsidiary						(3,019)
Gain on disposal of associates						44,115
Profit before taxation						160,927
Taxation						(67,287)
Profit before minority interests						93,640
Minority interests						(23,345)
Net profit for the year						70,295
ASSETS						
Segment assets	661,364	1,290,511	–	1,545,783	(81,165)	3,416,493
Interests in associates	17,637	443,446	756,062	1,167	–	1,218,312
Interests in jointly controlled entities	–	–	–	322,501	–	322,501
Unlisted equity investment	–	–	–	275,298	–	275,298
Unallocated corporate assets						289,319
Consolidated total assets						5,521,923

	Technology and strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
LIABILITIES						
Segment liabilities	481,515	450,341	–	332,965	(516,958)	747,863
Borrowings						
Segment	160,583	1,284,102	–	143,525	–	1,588,210
Corporate						1,018,862
Unallocated corporate liabilities						48,000
Consolidated total liabilities						3,402,935
OTHER INFORMATION						
Capital expenditure						
Segment	13,322	71,677	–	25,311	–	110,310
Corporate						7,611
Depreciation and amortisation						
Segment	24,303	45,894	–	16,444	–	86,641
Corporate						7,175
Additions of goodwill on acquisition of an associate	–	6,313	–	–	–	6,313
Additions of negative goodwill on acquisition of an associate	–	87	–	–	–	87
Additions of goodwill arising from acquisition of subsidiaries						
Segment	23,927	(9,502)	–	–	–	14,425
Corporate						24,967
Additions of goodwill arising from acquisition of additional interests in subsidiaries						
Segment	–	5,165	–	–	–	5,165
Corporate						28,483
Additions of deferred expenditure	9,800	–	–	–	–	9,800

2004

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
TURNOVER						
External sales	358	1,684,102	–	–	–	1,684,460
Inter-segment sales	43	–	–	–	(43)	–
	401	1,684,102	–	–	(43)	1,684,460
Inter-segment sales are charged at prevailing market rates						
RESULTS						
Segment results	15,245	60,178	–	–	–	75,423
Unallocated corporate expenses						(61,989)
Other corporate income						19,621
Profit from operations						33,055
Net investment loss						(79,895)
Finance costs						
Segment	(1,050)	(30,916)	–	–	–	(31,966)
Corporate						(30,212)
Share of results of associates	428	101,583	121,541	236,731	–	460,283
Amortisation of goodwill on acquisition of associates						(7,138)
Realisation of negative goodwill on acquisition of associates						1,350
Realisation of reserves upon disposal of associates						(9,158)
Impairment losses recognised for goodwill on acquisition of subsidiaries						(7,600)
Impairment loss recognised for goodwill on acquisition of an associate						(17,189)
Loss on deemed partial disposal of a subsidiary						(6,085)
Loss on deemed partial disposal of associates						(479)
Profit before taxation						304,966
Taxation						(80,087)
Profit before minority interests						224,879
Minority interests						(51,066)
Net profit for the year						173,813
ASSETS						
Segment assets	355,756	1,351,609	–	–	(23,510)	1,683,855
Interests in associates	61,846	480,713	761,162	890,528	–	2,194,249
Unallocated corporate assets						354,160
Consolidated total assets						4,232,264

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
LIABILITIES						
Segment liabilities	475,256	466,655	–	–	(486,300)	455,611
Borrowings						
Segment	15,079	1,062,451	–	–	–	1,077,530
Corporate						1,021,833
Convertible note						88,507
Unallocated corporate liabilities						37,560
Consolidated total liabilities						2,681,041
OTHER INFORMATION						
Capital expenditure						
Segment	368	123,671	–	–	–	124,039
Corporate						1,821
Depreciation and amortisation						
Segment	7,849	37,587	–	–	–	45,436
Corporate						5,302
Additions of negative goodwill on acquisition of associates	–	–	8,619	–	–	8,619
Additions of goodwill arising from acquisition of additional interests in subsidiaries						
Segment	–	250	–	–	–	250
Corporate						6,862

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Turnover		Profit (loss) before taxation	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
The PRC				
– Hong Kong	119,004	70,877	17,195	48,659
– Mainland China	230,026	143,091	54,555	79,428
Other Asian countries	687,783	623,407	9,412	38,718
Europe	543,313	411,482	(21,917)	41,292
North & South America	491,832	367,593	63,291	33,451
Australia & New Zealand	95,958	60,170	26,117	51,654
Others	11,265	7,840	12,274	11,764
	2,179,181	1,684,460	160,927	304,966

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The PRC				
– Hong Kong	1,485,569	1,250,704	39,868	6,486
– Mainland China	1,485,917	1,175,089	68,527	100,039
Other Asian countries	849,216	998,397	80,006	9,811
Europe	676,094	361,475	18,166	16,636
North & South America	248,460	196,002	507	–
Australia & New Zealand	718,261	243,608	–	–
Others	58,406	6,989	–	–
	5,521,923	4,232,264	207,074	132,972

5. OTHER OPERATING EXPENSES

	2005	**2004**
	HK$'000	*HK$'000*
The other operating expenses comprise:		
Amortisation of goodwill on acquisition of subsidiaries	3,885	1,233
Restructuring costs for speaker businesses	–	6,401
	3,885	7,634

6. PROFIT FROM OPERATIONS

	2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Directors' emoluments (see below)	34,508	28,549
Staff salaries, allowances and welfare	306,516	237,174
Total staff costs	341,024	265,723
Amortisation of deferred expenditure (included in administrative expenses)	16,798	–
Amortisation of trademarks (included in administrative expenses)	4,182	4,183
Auditors' remuneration		
Current year	5,491	3,013
Underprovision for prior years	308	126
Depreciation and amortisation on		
Owned assets	67,755	43,987
Assets held under finance leases	1,196	1,335
Loss on disposal of property, plant and equipment	–	3,807
Minimum lease payments made in respect of		
Rental premises	25,915	15,984
Others	4,514	3,516
Research expenditure incurred	38,057	26,447
and after crediting:		
Dividend income from:		
Listed investments	22,098	4,693
Unlisted investments	10	4
Gain on disposal of investment properties	1,192	–
Gain on disposal of property, plant and equipment	3,666	–
Net gain on disposal of the electrical wiring devices and installation systems business	21,446	–
Interest earned on bank deposits and balances	43,697	7,532
Interest income from associates	173	1,896
Rental income from investment properties, less outgoings of HK$1,096,000 (2004: HK$828,000)	8,963	4,174
Surplus on valuation of investment properties	9,100	14,209

Directors' emoluments and employees' emoluments

	2005	2004
	HK$'000	*HK$'000*
Directors		
Fees:		
Executive	90	90
Non-executive	257	200
	347	290
Other emoluments to executive directors:		
Salaries and other benefits	17,414	14,928
Performance related incentive payments	15,248	11,927
Retirement benefit scheme contributions	1,499	1,404
	34,161	28,259
	34,508	28,549

The amounts disclosed above include directors' fees of HK$257,000 (2004: HK$200,000) payable to non-executive directors.

During the year, the Group also provided accommodation to an executive director and the rateable value of the property amounted to HK$489,000 (2004: HK$489,000). The amount has not been included in above.

Emoluments of the directors were within the following bands:

	Number of director(s)	
	2005	2004
HK$Nil – HK$1,000,000	6	6
HK$1,500,001 to HK$2,000,000	1	2
HK$2,000,001 to HK$2,500,000	1	1
HK$2,500,001 to HK$3,000,000	1	–
HK$4,000,001 to HK$4,500,000	1	–
HK$4,500,001 to HK$5,000,000	1	1
HK$6,000,001 to HK$6,500,000	1	–
HK$8,000,001 to HK$8,500,000	–	2
HK$11,500,001 to HK$12,000,000	1	–

Employees

The five highest paid individuals of the Group for the year included four (2004: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the one (2004: two) highest paid employees of the Group, not being a director of the Company, are as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	2,654	5,230
Performance related incentive payments	1,603	1,158
Retirement benefit scheme contributions	211	283
	4,468	6,671

Emoluments of these employees were within the following bands:

	Number of employee(s)	
	2005	2004
HK$2,000,001 to HK$2,500,000	–	1
HK$4,000,001 to HK$4,500,000	1	1

7. NET INVESTMENT GAIN (LOSS)

	2005	2004
	HK$'000	*HK$'000*
Net investment gain (loss) comprises:		
Net unrealised holding gain (loss) on investments in securities	30,349	(79,895)
Recovery of investments in e-business	879	–
Impairment loss recognised in respect of investment securities	(4,160)	–
	27,068	(79,895)

8. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on bank and other borrowings:		
Wholly repayable within five years	77,381	59,278
Not wholly repayable within five years	350	190
Convertible note	1,462	2,582
Finance leases	162	128
Total borrowing costs	79,355	62,178

9. SHARE OF RESULTS OF ASSOCIATES

In 2004, the share of results of associates included the share of net gain of CIH Limited ("CIHL") of HK$206,299,000, after the realisation of reserves of HK$32,617,000, on disposal of certain operations. Details of these transactions are set out in note 16(b).

10. TAXATION

	2005 *HK$'000*	2004 *HK$'000*
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax	9,633	8,846
Taxation in jurisdictions other than Hong Kong	14,676	7,305
Deferred taxation *(note 32)*	(9,206)	2,146
Sub-total	15,103	18,297
Share of taxation of associates:		
Hong Kong Profits Tax	15,591	3,412
Taxation in jurisdictions other than Hong Kong	19,042	58,378
Deferred taxation	10,891	–
Sub-total	45,524	61,790
Share of taxation of jointly controlled entities:		
Hong Kong Profits Tax	24	–
Taxation in jurisdictions other than Hong Kong	6,210	–
Deferred taxation	426	–
Sub-total	6,660	–
Total	67,287	80,087

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

A statement of reconciliation of taxation is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation	160,927	304,966
Tax at the Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	28,162	53,369
Tax effect of expenses not deductible for tax purposes	42,630	45,005
Tax effect of income not taxable for tax purposes	(58,674)	(51,186)
Tax effect of deferred tax assets not recognised	41,798	17,478
Tax effect on utilisation of tax losses previously not recognised	(8,352)	(11,679)
Effect of different tax rates of subsidiaries, associates and jointly controlled entities in jurisdictions other than Hong Kong	9,371	16,498
Others	12,352	10,602
Taxation charge for the year	67,287	80,087

11. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Final dividend proposed of 3.0 cents (2004: 5.0 cents) per share	16,479	27,149
2004 Special dividend paid of 5.0 cents per share	–	27,149
Interim dividend paid of 4.0 cents (2004: 4.0 cents) per share	21,809	21,644
Additional prior year's dividend paid as a result of exercise of share options	144	283
	38,432	76,225

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended March 31, 2005 and 2004 is computed based on the following data:

	2005	2004
	HK$'000	*HK$'000*
Earnings		
Net profit for the year and earnings for the purpose of basic earnings per share	70,295	173,813
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(1,098)	(5,692)
Adjustment resulting from the assumed conversion of the convertible note	(2,002)	(16,396)
Earnings for the purpose of diluted earnings per share	67,195	151,725
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	544,226	537,955
Effect of dilutive potential shares on share options	6,123	6,951
Weighted average number of shares for the purpose of diluted earnings per share	550,349	544,906

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 31 into the shares of GP Industries Limited ("GP Ind"), a 87.14% owned subsidiary of the Company.

13. INVESTMENT PROPERTIES

	THE GROUP	THE COMPANY
	HK$'000	*HK$'000*
At April 1, 2003	112,295	–
Transfer from property, plant and equipment	12,476	11,505
Surplus on valuation	14,209	2,395
At March 31, 2004 and April 1, 2004	138,980	13,900
Disposals	(43,950)	–
Surplus on valuation	9,100	6,100
At March 31, 2005	104,130	20,000

The Group's and the Company's investment properties shown above comprise:

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Held in Hong Kong under medium term leases	104,130	96,380	20,000	13,900
Freehold properties held outside Hong Kong	–	42,600	–	–
	104,130	138,980	20,000	13,900

The investment properties of the Group were revalued at March 31, 2005 on an open market existing use basis by RHL Appraisal Ltd., independent professional valuers.

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Machinery and equipment HK$'000	Moulds and tools HK$'000	Properties under development HK$'000	Others HK$'000	Total HK$'000
THE GROUP								
COST OR VALUATION								
At April 1, 2004	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
Currency realignment	679	(1,554)	(360)	538	993	320	519	1,135
Purchase of subsidiaries	-	45,322	6,962	13,409	1,677	10,448	5,079	82,897
Disposal of subsidiaries	-	-	(63)	(1,229)	-	-	(158)	(1,450)
Additions	-	420	6,647	60,371	11,458	4,523	34,502	117,921
Disposals	-	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
Reclassification	-	99,077	-	(8)	2	(99,055)	(16)	-
At March 31, 2005	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
Comprising:								
At cost	19,756	164,822	83,634	239,036	47,353	3,415	112,668	670,684
At valuation-1994	-	46,883	-	-	-	-	-	46,883
At valuation-2002	-	2,703	-	-	-	-	-	2,703
	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
DEPRECIATION AND AMORTISATION								
At April 1, 2004	2,610	23,036	49,508	146,579	20,986	-	43,192	285,911
Currency realignment	105	(1,011)	(34)	416	692	-	361	529
Disposal of subsidiaries	-	-	(25)	(681)	-	-	(66)	(772)
Provided for the year	247	6,756	8,888	29,779	7,830	-	15,451	68,951
Eliminated on disposals	-	(2,423)	(1,553)	(37,369)	(793)	-	(10,809)	(52,947)
At March 31, 2005	2,962	26,358	56,784	138,724	28,715	-	48,129	301,672
NET BOOK VALUES								
At March 31, 2005	16,794	188,050	26,850	100,312	18,638	3,415	64,539	418,598
At March 31, 2004	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433

	THE GROUP 2005 HK$'000	2004 HK$'000
The Group's property interests shown above comprise:		
Freehold properties held outside Hong Kong	16,794	16,467
Leasehold properties:		
Held in Hong Kong,		
medium term leases	84,964	56,098
Held outside Hong Kong,		
medium term leases	98,248	1,702
short term leases	4,838	5,302
	204,844	79,569

	Leasehold improvements HK$'000	Others HK$'000	Total HK$'000
THE COMPANY			
COST			
At April 1, 2004	12,549	39,969	52,518
Additions	–	7,611	7,611
Disposals	–	(53)	(53)
At March 31, 2005	12,549	47,527	60,076
DEPRECIATION AND AMORTISATION			
At April 1, 2004	8,743	24,784	33,527
Provided for the year	620	3,594	4,214
Eliminated on disposals	–	(39)	(39)
At March 31, 2005	9,363	28,339	37,702
NET BOOK VALUES			
At March 31, 2005	3,186	19,188	22,374
At March 31, 2004	3,806	15,185	18,991

	THE GROUP		THE COMPANY	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Net book value of property, plant and equipment held under finance leases:				
Machinery and equipment	9,166	2,334	–	–
Others	1,727	4,449	1,334	3,886
	10,893	6,783	1,334	3,886

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005 HK$'000	2004 HK$'000
Listed shares, at cost	1,178,428	1,128,416
Unlisted shares, at cost	337,798	337,798
Impairment losses	(209,155)	(209,155)
	1,307,071	1,257,059
Amounts due from subsidiaries	621,175	643,360
	1,928,246	1,900,419
Market values of listed shares at March 31	1,648,347	1,948,612

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand for the repayment of the amounts within next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries were reduced to the respective recoverable amounts which were estimated using market borrowing rates.

Particulars of the principal subsidiaries at March 31, 2005 are set out in note 45.

16. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Share of net assets	1,197,432	2,150,384
Goodwill on acquisition of associates	44,049	67,515
Negative goodwill on acquisition of associates	(31,073)	(31,971)
	1,210,408	2,185,928
Amounts due from associates	7,904	20,121
Impairment losses recognised	–	(11,800)
	1,218,312	2,194,249
Market values of listed shares at March 31	463,398	1,656,750

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

	Goodwill on acquisition of associates		Negative goodwill on acquisition of associates	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
COST				
At beginning of the year	185,351	185,351	36,035	27,416
Acquired on purchase of associates	6,313	–	87	8,619
Disposal of associates	(39,101)	–	–	–
At end of the year	152,563	185,351	36,122	36,035
AMORTISATION AND IMPAIRMENT LOSS				
At beginning of the year	117,836	93,509	4,064	2,714
Provided for the year	4,227	7,138	–	–
Realised during the year	–	–	985	1,350
Eliminated on disposal of associates	(13,549)	–	–	–
Impairment loss recognised	–	17,189	–	–
At end of the year	108,514	117,836	5,049	4,064
NET BOOK VALUES				
At end of the year	44,049	67,515	31,073	31,971
At beginning of the year	67,515	91,842	31,971	24,702

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from the acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

During the year ended March 31, 2004, the management conducted a review of the recoverable amounts of goodwill arising on acquisition and an impairment loss of HK$17,189,000 was recognised with reference to future discounted cash flow.

Particulars of the principal associates at March 31, 2005 are set out in note 46.

(a) At March 31, 2005, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2005 and the relevant information in respect of the Group's interest in GPBI are as follows:

	At March 31, 2005 *HK$'000*	**At March 31, 2004** *HK$'000*
Financial position		
Total assets	4,410,011	4,044,930
Total liabilities	2,634,658	2,294,140
Minority interests	222,415	196,145
Share of net assets of GPBI	763,895	776,880
Market value of the shares in GPBI held by the Group at March 31	463,398	954,416

	Year ended March 31, 2005 *HK$'000*	**Year ended March 31, 2004** *HK$'000*
Results for the year		
Turnover	4,161,097	3,719,233
Net profit for the year	8,277	203,426
Net profit for the year attributable to the Group	4,009	86,581

(b) At March 31, 2004, the Group has interests in shares in CIHL, a company with its shares listed on the Singapore Stock Exchange. During the year, the Group increased its interest in CIHL and CIHL became a subsidiary of the Group. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2003 and the relevant information in respect of the Group's interest in CIHL are as follows:

	At December 31, 2003 *HK$'000*
Financial position	
Total assets	3,388,932
Total liabilities	1,617,467
Minority interests	16,743
Share of net assets of CIHL	864,944
	2004 *HK$'000*
Market value of the shares in CIHL held by the Group at March 31	702,334
	Year ended December 31, 2003 *HK$'000*
Results for the year	
Turnover	858,377
Net profit for the year	494,453
Net profit for the year attributable to the Group	207,145

On August 25, 2003, CIHL entered into two inter-dependent and conditional transactions with Schneider Electric SA ("Schneider") (collectively referred to as the "Transactions"):

(i) a 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS Business") in Asia pursuant to the terms of a conditional joint venture agreement (the "JVA") entered into by CIHL and Schneider (the "Asian Joint Venture"); and

(ii) the sale of the CIHL's entire 52.4% effective interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the "Australian Disposal").

The Asian Joint Venture

The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schneider respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Joint Venture valued at US$106.7 million, of which US$59.6 million pertains to consideration for 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be paid to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Asian Joint Venture valued at US$12.5 million and cash injection of US$47.1 million in consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each have a put and call option in respect of their investment in the Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIHL has an option to sell its entire 50% interest in the Asia Joint Venture to Schneider (the "Clispal Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Asia Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

The Australian Disposal

The Australian Disposal is governed by the terms of the Australian sale and purchase agreement (the "Australian SPA") and involves:

(i) The sale of CIHL's entire 52.4% effective interest in Gerard Industries' EWDIS Business to Schneider;

(ii) The payment of initial proceeds amounting A$90.4 million by Schneider to CIHL for the above-mentioned sale;

(iii) The payment of A$56 million by Schneider is being retained by Schneider for a period of 4 years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims with regards to the Gerard Industries' EWDIS Business; and

(iv) A further payment amounting to up to A$7.6 million dependent on resolution of tax and other issues.

The Transactions were completed on December 22, 2003. Net gain of CIHL on the Transactions with Schneider to form the Asian Joint Venture and simultaneously sell to Schneider the Group's entire interest in the EWDIS Business held by its associate, Gerard Industries, for the year ended December 31, 2003 amounted to S$105,487,000.

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Share of net assets	322,501	–

The Group's interests in jointly controlled entities refer to the Asian Joint Venture, namely Clipsal Asia Holdings Limited ("CAHL") and its subsidiaries as described in note 16(b). Particulars of this principal jointly controlled entity at March 31, 2005 are set out in note 47.

The financial information in respect of the jointly controlled entities based on its management accounts for the period from January 1, 2004 to March 31, 2005 are as follows:

	At March 31, 2005
	HK$'000
Financial position	
Total assets	1,529,805
Total liabilities	679,633
Minority interests	49,743
Share of net assets of CAHL	322,501

	From January 1, 2004 to March 31, 2005
	HK$'000
Results for the period	
Turnover	1,373,557
Net loss for the period	128,247
Net loss for the period attributable to the Group	46,097

18. UNLISTED EQUITY INVESTMENT

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
At cost	171,498	–
Shareholders' loans	151,939	–
	323,437	–
Impairment loss recognised	(48,139)	–
	275,298	–

The unlisted equity investment represents CIHL's remaining 19% interest in Gerard Corporation Pty. Ltd. ("Gerard Corporation") after CIHL had disposed 21% interests in it during the financial year. The investment is stated at cost less provision for impairment in recoverable amount.

The shareholders' loans are capital in nature, of which HK$120,348,000 is non-interest bearing and has no fixed terms of repayment, while the remaining HK$31,591,000 bears interest at 6.75% per annum and is repayable on August 26, 2009. The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings.

19. TRADEMARKS

	2005	2004
	HK$'000	*HK$'000*
THE GROUP		
COST		
At beginning and end of the year	83,655	83,655
AMORTISATION		
At beginning of the year	27,189	23,006
Provided for the year	4,182	4,183
At end of the year	31,371	27,189
NET BOOK VALUE		
At end of the year	52,284	56,466

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

20. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Listed securities in Hong Kong	–	–	443	484	443	484
Listed securities in jurisdictions other than Hong Kong	–	–	371,634	288,957	371,634	288,957
Total listed securities	–	–	372,077	289,441	372,077	289,441
Unlisted securities	15,522	4,153	–	–	15,522	4,153
Impairment loss recognised	(4,160)	–	–	–	(4,160)	–
	11,362	4,153	372,077	289,441	383,439	293,594
Market value of listed securities	–	–	371,022	307,419	371,022	307,419
Carrying value of investments in securities is analysed as follows:						
Current	–	–	233,901	149,786	233,901	149,786
Non-current	11,362	4,153	138,176	139,655	149,538	143,808
	11,362	4,153	372,077	289,441	383,439	293,594

Impairment loss was recognised based on the recoverable amount of investment securities.

An analysis of the Group's investments in securities is as follows:

	Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Meiloon Industrial Co., Ltd. ("Meiloon")	–	–	285,896	288,956	285,896	288,956
TCL Corporation ("TCL")	–	–	85,738	–	85,738	–
Others	11,362	4,153	443	485	11,805	4,638
	11,362	4,153	372,077	289,441	383,439	293,594

Meiloon is a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan. The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the market narrowness.

TCL is a company established in the PRC which is engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are trading on the Shenzhen Stock Exchange. The Group's investment in TCL shares are the promoter's shares of TCL which are non-tradable on the Shenzhen Stock Exchange. The fair value of the investment in TCL was derived from the professional valuation made by China Everbright Capital Limited, a firm of independent securities traders in Hong Kong. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the restriction on free trading of these promoter's shares in the stock market.

The remaining other investments are stated at their market values.

21. ADVANCES TO TRADE ASSOCIATES

THE GROUP

(a) Included in advances to trade associates are advances of HK$97,000,000 (2004: HK$97,000,000) which are non-interest bearing and of HK$16,998,000 which bear interest at market rate respectively. All such advances have no fixed repayment term and were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

(b) At March 31, 2004, an amount of HK$12,000,000 represented a receivable from an owner of a trade associate of the Group who pledged 98% of the issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares. The receivable bears interest at commercial rates. As March 31, 2004 the amount was included in debtors, bills receivable and prepayments. During the year, the amount was fully repaid.

22. LONG TERM RECEIVABLES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
The Group's long term receivables comprise of:		
Loan to a third party *(note a)*	18,007	–
Consideration receivable for the Australian Disposal *(note b)*	328,070	–
Consideration receivable for the disposal of an associate *(note c)*	12,102	–
Consideration receivable for the disposal of partial interest of investment in Gerard Corporation *(note d)*	287,250	–
Others	2,471	–
	647,900	–

Notes:

(a) The loan is for the purpose of expanding its lighting business. The loan bears interest at market rate with no fixed terms of repayment.

(b) A portion of the consideration for the Australian Disposal of S$69,213,000 (equivalent to approximately HK$328,070,000) is being retained for a period of four years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the Australian SPA (Note 16(b)). The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. The details of the Australian Disposal were disclosed in the announcement of the Company dated August 25, 2003.

(c) The amount is the outstanding balance relating to the sale consideration for disposal of an associate to an independent third party. The amount bears interest at 1.25% above the EURIBOR rate and is repayable in four equal instalments by year 2007.

(d) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$24,070,000 is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of the transaction were disclosed in the circular sent to shareholders of the Company dated May 5, 2005.

23. DEFERRED EXPENDITURE

	Product development expenditure		Technical know-how		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
COST						
At beginning of the year	–	–	14,892	14,892	14,892	14,892
Acquisition of subsidiaries	38,171	–	–	–	38,171	–
Additions	9,800	–	–	–	9,800	–
Currency realignment	(990)	–	–	–	(990)	–
At end of the year	46,981	–	14,892	14,892	61,873	14,892
AMORTISATION						
At beginning of the year	–	–	14,892	14,892	14,892	14,892
Provided for the year	16,798	–	–	–	16,798	–
Currency realignment	(732)	–	–	–	(732)	–
At end of the year	16,066	–	14,892	14,892	30,958	14,892
NET BOOK VALUE						
At end of the year	30,915	–	–	–	30,915	–

24. GOODWILL

	2005	2004
	HK$'000	*HK$'000*
THE GROUP		
COST		
At beginning of the year	17,274	10,162
Currency realignment	458	–
Goodwill arising from acquisition of additional interests in subsidiaries	33,648	7,112
Goodwill arising from acquisition of subsidiaries	39,392	–
At end of the year	90,772	17,274
AMORTISATION AND IMPAIRMENT LOSSES		
At beginning of the year	9,849	1,016
Charge for the year	3,885	1,233
Impairment losses recognised	–	7,600
At end of the year	13,734	9,849
NET BOOK VALUE		
At end of the year	77,038	7,425

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

During the year ended March 31, 2004, the management conducts a review of the recoverable amounts of goodwill and impairment losses of HK$7,600,000 were recognised with reference to future discounted cash flows.

25. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	154,554	129,594
Work in progress	18,637	19,852
Finished goods	214,333	131,477
	387,524	280,923

At March 31, 2005, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$4,367,000 (2004: HK$261,000).

26. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	620,015	268,109
61 – 90 days	26,006	27,983
Over 90 days	459,340	266,240
	1,105,361	562,332

27. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	430,742	389,841
61 – 90 days	54,141	39,852
Over 90 days	279,186	42,812
	764,069	472,505

28. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases are as follows:				
THE GROUP				
Within one year	4,847	2,823	4,823	2,742
In the second to fifth years inclusive	5,058	1,748	5,056	1,733
	9,905	4,571	9,879	4,475
Less: Future finance charges	(26)	(96)	–	–
Present value of lease obligations	9,879	4,475	9,879	4,475
Less: Amount due within one year shown under current liabilities *(note 30)*			(4,823)	(2,742)
Amount due after one year			5,056	1,733

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY				
Within one year	1,417	1,803	1,397	1,770
In the second to fifth years inclusive	172	1,572	172	1,562
	1,589	3,375	1,569	3,332
Less: Future finance charges	(20)	(43)	–	–
Present value of lease obligations	1,569	3,332	1,569	3,332
Less: Amount due within one year shown under current liabilities *(note 30)*			(1,397)	(1,770)
Amount due after one year			172	1,562

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

29. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current portion of bank loans *(note 30)*	809,436	737,500	450,026	446,210
Short term bank loans	456,785	193,021	60,000	–
Import loans	118,234	12,156	–	–
Bank overdrafts	8,194	6,701	–	–
	1,392,649	949,378	510,026	446,210
Secured	7,116	6,349	776	760
Unsecured	1,385,533	943,029	509,250	445,450
	1,392,649	949,378	510,026	446,210

30. BORROWINGS

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
– Unsecured	1,804,623	1,440,826	951,500	1,011,950
– Secured *(Note a)*	17,387	21,630	5,791	6,551
Fixed and floating rate notes *(Note b)*	191,970	420,554	–	–
	2,013,980	1,883,010	957,291	1,018,501
Obligations under finance leases *(note 28)*	9,879	4,475	1,569	3,332
	2,023,859	1,887,485	958,860	1,021,833
Less: Amount due within one year				
– bank loans *(note 29)*	(809,436)	(737,500)	(450,026)	(446,210)
– obligations under finance leases *(note 28)*	(4,823)	(2,742)	(1,397)	(1,770)
	1,209,600	1,147,243	507,437	573,853
The bank loans and fixed and floating rate notes are repayable within a period of:				
Within 1 year	809,436	737,500	450,026	446,210
Between 1-2 years	642,781	492,842	425,549	327,531
Between 2-5 years	558,788	648,170	80,044	242,226
Over 5 years	2,975	4,498	1,672	2,534
	2,013,980	1,883,010	957,291	1,018,501
Less: Amount due within one year shown under current liabilities *(note 29)*	(809,436)	(737,500)	(450,026)	(446,210)
	1,204,544	1,145,510	507,265	572,291

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$53,313,000 (2004: HK$36,318,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bore interest at 3.95% per annum and were listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During the year, GP Ind purchased and cancelled S$50 million (2004: S$4.5 million) of the notes.

At March 31, 2005, the outstanding balance of these notes were S$40.5 million (equivalent to HK$191,970,000) (2004: S$90.5 million (equivalent to HK$420,554,000)).

(c) On May 14, 2004, GP Ind signed a 3-year term loan facility agreement with a syndicate of banks to raise S$70 million and US$18 million. The proceeds were used to refinance its existing S$50 million 3.95% fixed rate note on April 1, 2004 and for general working capital purpose.

31. CONVERTIBLE NOTE

	2005	2004
	HK$'000	*HK$'000*
THE GROUP AND THE COMPANY		
Convertible note issued	–	80,000
Interest accrued	–	8,507
	–	88,507

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There was no early redemption option for the Convertible Note.

The holder of the Convertible Note was granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II) (i) and (II)(ii) are applicable).

The Convertible Note bore interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued would not be paid to the holder of the Convertible Note but would be deferred and would thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

In October 2004, the holder of the Convertible Note exercised the Rights to exchange all the outstanding amount of the Convertible Note with carrying value of approximately HK$90 million for 23.9 million shares of GP Ind held by the Group.

32. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at beginning of the year	(9,376)	(7,218)	–	(2,735)
Currency realignment	(1,368)	(12)	–	–
Movement for the year *(note 10)*	9,206	(2,146)	–	2,735
Acquired on purchase of subsidiaries	5,079	–	–	–
Balance at end of the year	3,541	(9,376)	–	–

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

THE GROUP

	Accelerated tax depreciation	Deferred development cost	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2003	(2,890)	–	14	(4,342)	(7,218)
Currency realignment	(14)	–	–	2	(12)
(Charge) credit to income statement for the year	(1,471)	–	3,760	(4,435)	(2,146)
At March 31, 2004 and April 1, 2004	(4,375)	–	3,774	(8,775)	(9,376)
Currency realignment	(7)	–	(1,222)	(138)	(1,367)
Acquired on purchase of subsidiaries	(1,249)	(3,310)	17,112	(7,475)	5,078
(Charge) credit to income statement for the year	(534)	36	1,371	8,333	9,206
At March 31, 2005	(6,165)	(3,274)	21,035	(8,055)	3,541

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred taxation assets	15,889	–
Deferred taxation liabilities	(12,348)	(9,376)
	3,541	(9,376)

At March 31, 2005, the Group has unused tax losses of HK$411,322,000 (2004: HK$173,514,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HKS110,608,000 (2004: HK$21,575,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

THE COMPANY

	Accelerated tax depreciation	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2003	(2,025)	–	(710)	(2,735)
(Charge) credit to income statement for the year	(179)	3,760	(846)	2,735
At March 31, 2004 and April 1, 2004	(2,204)	3,760	(1,556)	–
(Charge) credit to income statement for the year	75	(536)	461	–
At March 31, 2005	(2,129)	3,224	(1,095)	–

At March 31, 2005, the Company has unused tax losses of HK$85,000,000 (2004: HK$42,000,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$18,420,000 (2004: HK$21,490,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

33. SHARE CAPITAL

	Number of shares	*HK$'000*
Ordinary shares of HK$0.50 each:		
Authorised:		
Balance at March 31, 2003, March 31, 2004 and March 31, 2005	800,000,000	400,000
Issued and fully paid:		
Balance at April 1, 2003	531,905,067	265,953
Issue of shares upon exercise of share options *(Note a)*	10,285,000	5,142
Balance at March 31, 2004 and April 1, 2004	542,190,067	271,095
Issue of shares upon exercise of share options *(Note b)*	3,070,000	1,535
Balance at March 31, 2005	545,260,067	272,630

(a) During the year ended March 31, 2004, 10,285,000 share options were exercised, resulting in the issue of 10,285,000 shares of HK$0.50 each in the Company of which 100,000 shares were issued at an exercise price of HK$1.41 per share, 2,070,000 shares were issued at an exercise price of HK$1.45 per share, 7,750,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 365,000 shares were issued at an exercise price of HK$1.84 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) During the year ended March 31, 2005, 3,070,000 share options were exercised, resulting in the issue of 3,070,000 shares of HK$0.50 each in the Company of which 930,000 shares were issued at an exercise price of HK$1.45 per share, 1,345,000 shares were issued at an exercise price of HK$1.84 per share, 170,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 625,000 shares were issued at an exercise price of HK$1.41 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

34. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

The share options outstanding under the Old ESOS during the year ended March 31, 2004 and March 31, 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price *HK$*	Outstanding at 4.1.2003	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3.31.2005	Outstanding at 3.31.2005
Directors:						
3.8.2000 – 5.7.2005	1.41	4,125,000	–	4,125,000	(625,000)	3,500,000
3.30.2001 – 3.29.2006	1.45	6,625,000	(625,000)	6,000,000	(625,000)	5,375,000
		10,750,000	(625,000)	10,125,000	(1,250,000)	8,875,000
Employees:						
3.8.2000 – 5.7.2005	1.41	475,000	(100,000)	375,000	–	375,000
3.30.2001 – 3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000	(305,000)	1,475,000
		3,700,000	(1,545,000)	2,155,000	(305,000)	1,850,000

The market prices of the shares on the dates of which options were exercised for the period from April 26, 2004 to December 3, 2004 were ranged from HK$1.96 to HK$2.375 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to February 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

The share options outstanding under the New Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price *HK$*	Outstanding at 4.1.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3.31.2005	Outstanding at 3.31.2005
Directors:							
4.18.2003 – 10.17.2007	1.17	7,750,000	–	(5,150,000)	2,600,000	–	2,600,000
10.2.2003 – 10.1.2008	1.84	–	9,200,000	–	9,200,000	(500,000)	8,700,000
		7,750,000	9,200,000	(5,150,000)	11,800,000	(500,000)	11,300,000
Employees:							
4.18.2003 – 10.17.2007	1.17	3,870,000	–	(2,600,000)	1,270,000	(170,000)	1,100,000
10.2.2003 – 10.1.2008	1.84	–	3,895,000	(365,000)	3,530,000	(845,000)	2,685,000
		3,870,000	3,895,000	(2,965,000)	4,800,000	(1,015,000)	3,785,000

The market prices of the shares on the dates of which options were exercised for the period from April 14, 2004 to October 13, 2004 were ranged from HK$1.92 to HK$2.50 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to March 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

The share options outstanding under the Old GP Ind ESOS during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price US$	Outstanding at 4.1.2003	Exercised during the year ended 3.31.2004	Cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3. 31.2005	Expired/ cancelled during the year ended 3. 31.2005	Outstanding at 3.31.2005
Directors of the Company:								
7.23.1999 - 7.22.2003	0.30	160,000	(160,000)	-	-	-	-	-
8.2.2000 - 8.1.2004	0.41	520,000	(260,000)	-	260,000	(260,000)	-	-
		680,000	(420,000)	-	260,000	(260,000)	-	-
Directors of GP Ind:								
8.2.2000 - 8.1.2004	0.41	200,000	(200,000)	-	-	-	-	-
Employees:								
7.23.1999 - 7.22.2003	0.30	655,000	(575,000)	(80,000)	-	-	-	-
8.2.2000 - 8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	840,000	(715,000)	(125,000)	-
		2,565,000	(1,620,000)	(105,000)	840,000	(715,000)	(125,000)	-

The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 5, 2004 to July 30, 2004 were ranged from S$0.905 to S$1.09 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 9, 2003 to March 24, 2004 were ranged from S$0.695 to S$1.06 per share in GP Ind.

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price S$	Outstanding at 4.1.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004	Granted during the year ended 3. 31.2005	Exercised during the year ended 3. 31.2005	Cancelled during the year ended 3. 31.2005	Outstanding at 3.31.2005
Directors of the Company:										
4.14.2002 - 4.13.2010	0.456	520,000	-	-	-	520,000	-	-	-	520,000
4.4.2003 - 4.3.2011	0.620	1,520,000	-	(500,000)	-	1,020,000	-	-	-	1,020,000
8.14.2003 - 8.13.2012	0.550	974,000	-	(320,000)	-	654,000	-	-	-	654,000
9.15.2004 - 9.14.2013	0.880	-	1,004,000	-	-	1,004,000	-	-	-	1,004,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	1,290,000	-	-	1,290,000
		3,014,000	1,004,000	(820,000)	-	3,198,000	1,290,000	-	-	4,488,000
Directors of GP Ind:										
4.14.2002 - 4.13.2010	0.456	180,000	-	(180,000)	-	-	-	-	-	-
4.4.2003 - 4.3.2011	0.620	400,000	-	-	-	400,000	-	(400,000)	-	-
8.14.2003 - 8.13.2012	0.550	255,000	-	(255,000)	-	-	-	-	-	-
9.15.2004 - 9.14.2013	0.880	-	300,000	-	-	300,000	-	-	-	300,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	350,000	-	-	350,000
		835,000	300,000	(435,000)	-	700,000	350,000	(400,000)	-	650,000
Non-executive directors of GP Ind:										
4.14.2002 - 4.13.2005	0.456	170,000	-	(50,000)	-	120,000	-	(120,000)	-	-
4.4.2003 - 4.3.2006	0.620	340,000	-	(100,000)	-	240,000	-	(100,000)	-	140,000
8.14.2003 - 8.13.2007	0.550	218,000	-	(64,000)	-	154,000	-	-	-	154,000
9.15.2004 - 9.14.2013	0.880	-	240,000	-	-	240,000	-	-	-	240,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	270,000	-	-	270,000
		728,000	240,000	(214,000)	-	754,000	270,000	(220,000)	-	804,000
Employees:										
4.14.2002 - 4.13.2010	0.456	1,572,000	-	(879,000)	(20,000)	673,000	-	(164,000)	-	509,000
4.4.2003 - 4.3.2011	0.620	4,058,000	-	(1,968,000)	(70,000)	2,020,000	-	(506,000)	-	1,514,000
8.14.2003 - 8.13.2012	0.550	2,813,000	-	(1,398,000)	(135,000)	1,280,000	-	(627,000)	-	653,000
9.15.2004 - 9.14.2013	0.880	-	3,025,000	-	(156,000)	2,869,000	-	(147,000)	(121,000)	2,601,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	3,364,000	-	(165,000)	3,199,000
		8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000

The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 12, 2004 to March 29, 2005 were ranged from S$0.905 to S$1.09 per share. The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 1, 2003 to March 31, 2004 were ranged from S$0.70 to S$1.06 per share.

(iii) CIHL's share option schemes

CIHL has an executive's share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). The CIHL 1999 Option Scheme enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company under the CIHL 1999 Option Scheme, during the year were as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2004	Exercised during the year	Expired during the year	Outstanding at 3.31.2005
	S$				
Directors of the Company					
5.25.2002-5.24.2010	2.025	470,000	–	–	470,000
Directors of CIHL					
5.25.2002-5.24.2010	1.9125	15,000	(15,000)	–	–
5.25.2002-5.24.2010	2.025	110,000	(60,000)	–	50,000
		125,000	(75,000)	–	50,000
Non-executive directors of CIHL					
5.25.2002-5.24.2005	2.25	150,000	–	–	150,000
Employees of the Group					
5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
5.25.2002-5.24.2010	2.025	32,000	–	–	32,000
		466,000	(280,000)	(20,000)	166,000

The market prices of shares of CIHL on the dates of which options were exercised for the period from April 2, 2004 to March 1, 2005 were ranged from S$2.43 to S$3.06.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

35. RESERVES

	Share premium	Legal surplus	Properties revaluation reserve	Translation reserve	Goodwill reserve	Capital reserve	Capital redemption reserve	Dividend reserve	Accumulated profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
At April 1, 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
Premium on issue of shares, net of expenses	7,728	-	-	-	-	-	-	-	-	7,728
Transfer of reserves	-	1,136	-	-	-	-	-	-	(1,136)	-
Share of reserves of associates	-	-	-	84,451	-	14,754	-	-	-	99,205
Currency realignment	-	-	-	(6,349)	-	-	-	-	-	(6,349)
Realised upon disposal of associates	-	-	-	(17,471)	101,139	(51,051)	-	-	-	32,617
Realisation of reserves upon disposal of operations of associates	-	-	-	6,838	1,018	-	-	-	-	7,856
Net profit for the year	-	-	-	-	-	-	-	-	173,813	173,813
Dividend paid										
– 2003 final dividend	-	-	-	-	-	-	-	(18,617)	(283)	(18,900)
– 2004 interim dividend	-	-	-	-	-	-	-	-	(21,644)	(21,644)
Dividend proposed										
– 2004 final dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
– 2004 special dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
At March 31, 2004 and April 1, 2004	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292
Premium on issue of shares, net of expenses	3,365	-	-	-	-	-	-	-	-	3,365
Transfer of reserves	-	988	-	-	-	-	-	-	(988)	-
Share of reserves of associates and jointly controlled entities	-	-	-	(1,541)	-	838	-	-	-	(703)
Currency realignment	-	-	-	(7,752)	-	-	-	-	-	(7,752)
Realised upon disposal of an associate	-	-	-	5,440	-	(293)	-	-	-	5,147
Net profit for the year	-	-	-	-	-	-	-	-	70,295	70,295
Dividend paid										
– 2004 final dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
– 2004 special dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
– 2005 interim dividend	-	-	-	-	-	-	-	-	(21,809)	(21,809)
Dividend proposed										
– 2005 final dividend	-	-	-	-	-	-	-	16,479	(16,479)	-
At March 31, 2005	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	1,361,571	1,001,393

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$988,000 (2004: HK$1,136,000) was appropriated and transferred to legal surplus as a result of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$605,672,000 (2004: HK$955,302,000) retained by associates of the Group and a loss of HK$46,097,000 (2004: nil) from jointly controlled entities of the Group.

	Share premium HK$'000	Properties revaluation reserve HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY						
At April 1, 2003	449,243	11,242	35,358	18,617	248,000	762,460
Premium on issue of shares, net of expenses	7,728	–	–	–	–	7,728
Net profit for the year	–	–	–	–	33,895	33,895
Dividend paid						
– 2003 final dividend	–	–	–	(18,617)	(283)	(18,900)
– 2004 interim dividend	–	–	–	–	(21,644)	(21,644)
Dividend proposed						
– 2004 final dividend	–	–	–	27,149	(27,149)	–
– 2004 special dividend	–	–	–	27,149	(27,149)	–
At March 31, 2004 and April 1,2004	456,971	11,242	35,358	54,298	205,670	763,539
Premium on issue of shares, net of expenses	3,365	–	–	–	–	3,365
Net profit for the year	–	–	–	–	82,667	82,667
Dividend paid						
– 2004 final dividend	–	–	–	(27,149)	(72)	(27,221)
– 2004 special dividend	–	–	–	(27,149)	(72)	(27,221)
– 2005 interim dividend	–	–	–	–	(21,809)	(21,809)
Dividend proposed						
– 2005 final dividend	–	–	–	16,479	(16,479)	–
At March 31, 2005	460,336	11,242	35,358	16,479	249,905	773,320

The Company's reserves available for distribution to shareholders as at March 31, 2005 are represented by the accumulated profits and the dividend reserve totalling HK$266,384,000 (2004: HK$259,968,000).

36. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$924,000 (2004: HK$244,000). As at March 31, 2005, no forfeited contributions were available to reduce the level of employers' future contributions (2004: nil).

The Group contributed an aggregate amount of approximately HK$7,659,000 (2004: HK$12,248,000) to the above retirement benefit schemes during the year ended March 31, 2005.

37. DISPOSAL OF SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	678	–
Debtors, bills receivable and prepayment	272	–
Bank balances and cash	30	–
Creditors and accrued charges	(314)	–
	666	–
Loss on disposal	(666)	–
	–	–
Analysis of net outflow of cash and cash equivalents arising on the disposal:		
Bank balances and cash disposed of	(30)	–
	(30)	–

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

38. ACQUISITION OF SUBSIDIARIES

On April 23, 2004, GP Ind, a subsidiary of the Company, acquired CIHL's shares in the open market and the shareholding of GP Ind in CIHL was increased to approximately 54%. Accordingly, CIHL became a subsidiary of GP Ind thereafter.

	2005 *HK$'000*	2004 *HK$'000*
Net asset acquired:		
Property, plant and equipment	82,897	–
Interests in associates	65,690	–
Interests in jointly controlled entities	400,003	–
Unlisted equity investment	523,032	–
Investment in securities	48,166	–
Advance to trade associates	16,998	–
Long term receivables	327,320	–
Deferred expenditure	38,171	–
Deferred taxation assets	17,111	–
Inventories	165,039	–
Debtors, bills receivable and prepayments	778,056	–
Bank balances and cash	722,860	–
Creditors and accrued charges	(547,214)	–
Taxation payable	(5,433)	–
Bank borrowings	(817,842)	–
Deferred taxation liabilities	(12,033)	–
Minority interests	192	–
	1,803,013	–
Goodwill arising from acquisition	39,392	–
Minority interests arising on acquisition of subsidiaries	(811,724)	–
	1,030,681	–
Satisfied by:		
Cash paid	84,864	–
Share of net assets of associates	945,817	–
	1,030,681	–
Analysis of net inflow of cash and cash equivalents arising on acquisition of subsidiaries:		
Cash and cash equivalents acquired		
Bank balances and cash	722,860	–
Bank overdrafts	(2,538)	–
	720,322	–
Cash paid	(84,864)	–
	635,458	–

The subsidiaries acquired during the year contributed HK$87,059,000 to the Group's net operating cash inflow, HK$37,932,000 of net cash outflow in investing activities and HK$565,336,000 of net cash outflow in financing activities.

39. MAJOR NON-CASH TRANSACTIONS

During the year, the Group has the following major non-cash transactions:

(a) The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$10,017,000 (2004: HK$2,363,000).

(b) The holder of the convertible note exercised the rights to exchange all the outstanding amount of the convertible note with carrying value of HK$89,969,000 into 23,910,177 shares of GP Ind held by the Company. These shares represent a 5.2% interest in GP Ind held by the Company.

40. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

	2005	2004
	HK$'000	*HK$'000*
Bank balances, deposits and cash	348,827	259,319
Bank overdrafts	(8,194)	(6,701)
	340,633	252,618

41. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given to banks in respect of banking facilities utilised by:				
Wholly owned subsidiaries	–	–	9,490	15,079
Non-wholly owned subsidiaries	–	–	70,470	–
Associates	33,047	85,659	2,871	82,351
	33,047	85,659	82,831	97,430

42. COMMITMENTS

(a) Capital commitment

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	9,014	16,281

At March 31, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$3,120,000 (2004: HK$3,900,000).

(b) Other commitment

Under the terms of the revised JVA dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain

conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

43. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	2005			2004		
	Land and buildings	Machinery and equipment	Others	Land and buildings	Machinery and equipment	Others
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	22,616	1,041	1,984	13,313	–	1,034
In the second to fifth years inclusive	52,529	582	3,602	23,765	–	1,308
Over five years	36,859	–	1,658	31,978	–	–
	112,004	1,623	7,244	69,056	–	2,342

At the balance sheet date, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	99	396
In the second to fifth years inclusive	–	99
	99	495

Operating lease payments represent rentals payable by the Group and the Company for its office properties and factories. Leases are negotiated for term from one to thirty years.

As lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	–	396	–	396
In the second to fifth years inclusive	–	99	–	99
	–	495	–	495

44. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with its associates and jointly controlled entities:

	2005 HK$'000	2004 HK$'000
Purchases from associates and jointly controlled entities	121,086	136,260
Sales to associates and jointly controlled entities	85,630	146,403
Management fee income received from associates	11,805	14,985
Interest income received from associates	173	1,896
Rental income from associates	5,117	6,948

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

Management fee income received was determined with reference to the estimated market value for the services provided.

Interest income received was based on a time basis at the estimated market value.

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	2005 HK$'000	2004 HK$'000
Trade receivables from associates and jointly controlled entities	60,791	70,034
Trade payables due to associates and jointly controlled entities	26,977	14,948
Other payable to an associate	–	18,243

All of the above trade receivables and payables are unsecured, interest free and repayable under the terms comparable to outsiders.

45. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Electronics division			
Famingo Pte Ltd.**	Republic of Singapore	S$2	Investment holding
GP Acoustics Limited**	British Virgin Islands	US$11,000,000	Investment holding
GP Acoustics (UK) Limited**	United Kingdom	£16,000,000	Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	Hong Kong	HK$20,000,000	Marketing and trading of audio equipment
GP Auto Cable (Huizhou) Ltd.** (90%)@	PRC	US$6,150,000	Manufacturing of automotive wire harness

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
GP Auto Parts Limited**	Hong Kong	HK$8,010,000	Investment holding, marketing and trading of automotive wire harness
GP Electronics (China) Limited**	Hong Kong	HK$2	Investment holding
GP Electronics (Huizhou) Co Ltd.** (89.29%)@	PRC	HK$70,000,000	Manufacturing of loudspeakers and speaker components
GP Industries Limited (87.14%)	Republic of Singapore	S$91,744,289	Investment holding
GP Precision Parts (Huizhou) Ltd.** (70%)@	PRC	HK$6,237,561	Manufacturing of plastic parts and metal parts
GPE International Limited**	Hong Kong	HK$1,000,000	Investment holding
GP Electronics (HK) Limited**	Hong Kong	HK$34,000,000	Marketing and trading of audio products
Huizhou GP Wiring Technology Ltd.** (80%)@	PRC	US$1,500,000	Manufacturing of automotive wire harness
Electrical Division			
Ample Technique Sdn Bhd***	Malaysia	HK$3,341,856	Property investment
Ashton Investments Pte Limited***	Republic of Singapore	S$2	Investment holding
Bowden China Limited***	PRC	US$2,300,000	Manufacturing and trading of electrical wiring accessories, electronic control devices and related products
Bowden Industries Limited***	Hong Kong	HK$206,000	Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited** (67.64%)	Republic of Singapore	S$38,279,585	Investment holding
GP Lighting Technology (Huizhou) Limited*** (90%) @	PRC	HK$50,000,000	Manufacturing and trading of lighting products and accessories
GP Lighting Technology (HK) Limited***	Hong Kong	HK$10,000	Trading of lighting products and related electrical products
Tarway Two Pty. Ltd.***	Australia	A$96,840,002	Investment holding

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Technology and Strategic Division			
Ditton International Limited*	Hong Kong	HK$5,000,000	Investment holding
GP eBiz Limited	Cayman Islands	US$2	Investment holding in Hong Kong
GP Electronics (Holdings) Limited	Cayman Islands	HK$1,000,000	Investment holding in Hong Kong
GP Technologies Limited	Hong Kong	HK$4	Investment holding
Grand Prix Limited*	Hong Kong	HK$2	Investment holding
International Resolute Company Limited	Hong Kong	HK$10,000	Property holding
KH Technology Corporation	Cayman Islands	US$10,000	Holding of trademarks
Lighthouse Technologies Limited (64.06%)#	Hong Kong	HK3,826,810	Development and sale of LED display screen
Makinen Properties Limited	British Virgin Islands	US$1	Investment holding and property holding in the United Kingdom
Peak Power Investment Limited	Hong Kong	HK$2	Property holding
Triwish Limited*	British Virgin Islands	US$1	Property holding in Hong Kong
Whitehill Investment Limited	Hong Kong	HK$1,000,000	Investment holding

* *Directly or indirectly held by wholly-owned subsidiaries of the Company*

** *Directly or indirectly held by GP Ind*

*** *Directly or indirectly held by CIHL*

@ *These companies are established as sino-foreign joint ventures.*

Representing the effective interest held indirectly by the Company

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

46. PRINCIPAL ASSOCIATES

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Battery division			
GP Batteries International Limited	Republic of Singapore	42.77%	Manufacture, development and marketing of batteries and related products
Electronics division			
Furukawa GP Auto Parts (HK) Limited	Hong Kong	43.57%	Investment holding
High Rank Communication Limited	Hong Kong	17.43%	Manufacturing of and trading in data communication products
LTK Industries Limited	Hong Kong	39.00%	Investment holding and manufacturing of electronic cables and wires
Maxson Industries (Huizhou) Limited@	PRC	42.70%	Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	Republic of the Philippines	17.43%	Manufacturing and trading of loudspeakers
Shinwa Industries (H.K.) Limited	Hong Kong	13.07%	Investment holding, manufacturing and trading of electronic products
Shanghai Jinting Automobile Harness Ltd @	PRC	21.79%	Manufacturing of automotive wire harness
SPG Industry (H.K.) Limited	Hong Kong	25.99%	Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	Hong Kong	26.14%	Investment holding and trading of metallic products
Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd. @	PRC	34.86%	Manufacturing of car audio parts
Xuzhou Gloria Engineering Ltd. @	PRC	21.79%	Manufacturing of car audio parts

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Technology and Strategic Division			
Onkyo China Limited	Hong Kong	33.33%	Marketing and distribution of audio equipment
Xuzhou Jinbao Magnetic Material Co. Ltd. @	PRC	40.00%	Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ These companies are established as sino-foreign joint ventures

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

47. PRINCIPAL JOINTLY CONTROLLED ENTITY

Name of jointly controlled entity	Place of incorporation	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Electrical Division			
CAHL	Hong Kong	29.47%	Investment holding

The jointly controlled entity is indirectly held by the Company. It operates principally in its place of incorporation and is incorporated as a limited liability company.

The particulars of the subsidiaries and associates of CAHL are not listed in the financial statements of the Company.

The CAHL's subsidiaries and associates are principally engaged in the development, manufacturing and marketing of electrical wiring accessories, electronic control devices and related products.

The above table lists the jointly controlled entity of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

The following are the unaudited consolidated results of the Group for the six months ended September 30, 2005.

BUSINESS REVIEW

GP Industries – 87.1% owned by Gold Peak

Sales for the period under review increased marginally over the same period last year. The increase was the net result of a 4% decrease in sales from the Electronics Division and an 18% increase in sales from CIH Limited. CIHL became a subsidiary in May 2004 and only five months of CIHL's sales were consolidated in the first half last year. Profit attributable to shareholders decreased by 62%, as compared to that of last year, mainly due to high material prices and increased interest rates.

1. *Electronics Division*

   - The Division reported a 4% and a 37% decrease in sales and operating profit for the first half this year when compared to those of the same period last year.

   - Sales from the electronics and components business increased by 2% over the corresponding period last year. Affected by the high component prices and appreciating Renminbi, profit from subsidiaries decreased by 10%. The divestment of the 41.6% owned automotive electronics manufacturing associate in December 2004 as well as the high raw material prices led to lower contributions from associates. As a result, profit contribution from the electronics and components business dropped by 28%.

   - Sales from the wire harness subsidiaries decreased by 8% while profit contribution remained steady when compared to the first half of last financial year. Sales of wire harness to the US market increased significantly. However, performance of the wire harness associates in China decreased substantially as a result of keen price competition and inventory adjustments by some Chinese automakers. The cable business reported a 19% sales growth but profit contribution dropped by 16% due to very high raw material prices. Overall, profit contribution from the harness and cable business decreased by 16%.

   - Total sales from the loudspeaker business decreased by 4% mainly due to a weaker market in Europe. However, sales to the US and Asian markets increased by more than 20%.

2. *CIH Limited ("CIHL") – 67.9% owned by GP Industries*

   - CIHL registered a turnover of S$68.2 million, which was about the same as that of last year while loss attributable to shareholders decreased by 16.5%.

- The 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL") continued to face keen competition in China. In Hong Kong, despite the higher prime lending rate which has slowed down property market, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market. The Middle East, Indonesian and Thailand markets continued to perform well with sales growth.

- Sales of light fittings in China were volatile due to its project-based nature. CIHL is positioning GP Lighting as the professional lighting solution and manufacturer/provider of environmentally friendly lighting products. New sales offices have been set up in Ningbo, Nanjing and Qingdao to further strengthen its presence in the market.

3. *GP Batteries International Ltd – 49.1% owned by GP Industries*

- GP Batteries' turnover grew by 3.1% but consolidated profit before exceptional items decreased by 50.2%. An exceptional loss of S$5.8 million was recorded during the period under review in relation to the closing down and relocation of production facilities in order to reduce costs. However, profit before exceptional items for the quarter ended September 30, 2005 exceeded that of the quarter ended June 30, 2005 by about 26%.

- Sales increased mainly due to the continued increase in sales of nickel metal hydride (NiMH) rechargeable batteries and alkaline primary cylindrical batteries. Gross profit margin for alkaline primary cylindrical batteries suffered due to high zinc prices and the strengthening of Renminbi while the gross profit margin for NiMH rechargeable batteries improved as the price of nickel stabilised during the quarter ended September 30, 2005.

- Relocation of the Danish alkaline 9-volt plant to Malaysia, and the shifting of the NiMH rechargeable batteries operations in Malaysia to China have been completed. Relocation of part of the Lithium Ion batteries production facilities from Taiwan and Hong Kong to China is progressing slowly due to the required approvals by relevant authorities.

Technology & Strategic Division

- In August 2005, the Group's non-wholly owned subsidiary, Lighthouse Technologies Limited ("Lighthouse"), issued new shares to acquire 49% interest of a LED screen manufacturer for vertical integration. Subsequently, Lighthouse has become an associate of the Group with the Company's and CIHL's shareholdings being diluted to 30.5% and 19.3% respectively. Since then, the Group has deconsolidated Lighthouse and only equity accounted for its results.

- During the period, though competition remained keen, the market for LED superscreens continued to show signs of improvement. Coupled with its continuous efforts in streamlining operations and developing new products, Lighthouse's performance improved significantly and recorded an over 15% increase in sales during the period. This sales growth enabled Lighthouse to strengthen its leading position in the worldwide audio-visual market.

FINANCIAL REVIEW

During the period, the Group's consolidated net bank borrowings decreased by HK$127 million to HK$2,131 million. As at September 30, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$1,955 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.09 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries, CIHL and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.50 (March 31, 2005: 0.48), 0.03 (March 31, 2005: 0.02) and 0.95 (March 31, 2005: 0.94) respectively.

At September 30, 2005, 48% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 12%, 34% and 52% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise foreign exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2005, the Group's major business divisions employed over 19,000 people worldwide (March 31, 2005: 20,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonus are also granted to eligible employees based on the Group's and individual's performance.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended September 30

	Notes	2005 (Unaudited) HK$'000	2004 (Unaudited) (Restated) HK$'000
Turnover	4	1,077,293	1,079,670
Cost of sales		(855,221)	(864,719)
Gross profit		222,072	214,951
Other income		101,748	61,249
Distribution costs		(105,068)	(93,775)
Administrative expenses		(147,974)	(149,166)
Other operating expenses	5	–	(1,112)
Profit from operations	6	70,778	32,147
Net investment gain	7	187	873
Finance costs		(55,658)	(37,075)
Share of results of associates		53,855	92,140
Share of results of jointly controlled entities		(17,749)	(4,195)
Gain (loss) on deemed disposal/partial disposal of subsidiaries		6,063	(3,290)
Loss on deemed partial disposal of an associate		(41)	–
Amortisation of goodwill on acquisition of associates		–	(2,114)
Realisation of negative goodwill on acquisition of associates		–	518
Profit before taxation		57,435	79,004
Taxation	8	(14,803)	(12,759)
Profit after taxation		42,632	66,245
Attributable to:			
Equity shareholders of the Company		42,820	54,400
Minority interests		(188)	11,845
		42,632	66,245
Interim dividend		16,479	21,785
Earnings per share	9		
Basic		7.8 cents	10.0 cents
Diluted		7.7 cents	8.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		103,830	104,130
Property, plant and equipment	*10*	399,075	418,598
Interests in associates		1,330,459	1,218,312
Interests in jointly controlled entities		304,839	322,501
Unlisted equity investment		269,377	275,298
Trademarks		50,193	52,284
Investments in securities		–	149,538
Available-for-sale investments		87,228	–
Advances to trade associates		113,998	113,998
Long-term receivables		619,206	647,900
Deferred expenditure		8,157	30,915
Goodwill		39,495	77,038
Deferred taxation assets		15,208	15,889
		3,341,065	3,426,401
Current assets			
Inventories		294,635	387,524
Debtors, bills receivable and prepayments	*11*	1,024,889	1,105,361
Investments in securities		–	233,901
Available-for-sale investments		154,746	–
Dividends receivable		22,134	17,057
Taxation recoverable		2,501	2,852
Bank balances, deposits and cash		490,243	348,827
		1,989,148	2,095,522
Current liabilities			
Creditors and accrued charges	*12*	727,350	764,069
Obligations under finance leases		4,032	4,823
Taxation payable		16,024	19,446
Bank loans, overdrafts and import loans		1,248,794	1,392,649
Derivative financial instruments		528	–
		1,996,728	2,180,987

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
Net current liabilities		(7,580)	(85,465)
Total assets less current liabilities		3,333,485	3,340,936
Non-current liabilities			
Borrowings		1,368,348	1,209,600
Deferred taxation liabilities		8,941	12,348
Derivative financial instruments		939	–
		1,378,228	1,221,948
		1,955,257	2,118,988
CAPITAL AND RESERVES			
Share capital		274,643	272,630
Reserves		907,858	1,001,393
Equity attributable to shareholders of the Company		1,182,501	1,274,023
Minority interests		772,756	844,965
		1,955,257	2,118,988

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended September 30

	2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Net cash inflow from operating activities	18,610	78,527
Net cash (outflow) inflow from investing activities	(5,717)	526,691
Net cash inflow (outflow) from financing activities	131,575	(332,953)
Increase in cash and cash equivalents	144,468	272,265
Cash and cash equivalents at beginning of the period	340,633	252,618
Effect of foreign exchange rate changes	(4,410)	(3,073)
Cash and cash equivalents at end of the period	480,691	521,810

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended September 30, 2005

	Share Capital HK$'000	Share Premium HK$'000	Share Option Reserve HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
At March 31, 2005															
– As previously reported	272,630	460,336	–	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	–	1,061,571	1,274,023	844,965	2,118,988
– Effect of changes in accounting policies	–	–	6,628	–	–	3,005	–	–	–	–	–	(9,633)	–	–	–
– As restated	272,630	460,336	6,628	12,291	100,603	(144,734)	(538,633)	1,127	35,358	16,479	–	1,051,938	1,274,023	844,965	2,118,988
Opening adjustments on adoption of new accounting standards	–	–	–	–	–	–	538,633	–	–	–	–	(535,804)	2,829	417	3,246
At April 1, 2005, as restated	272,630	460,336	6,628	12,291	100,603	(144,734)	–	1,127	35,358	16,479	–	516,134	1,276,852	845,382	2,122,234
Issue of shares, net of expenses	2,013	3,599	–	–	–	–	–	–	–	–	–	–	5,612	–	5,612
Additional investment in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(418)	(418)
Deemed disposal /partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(32,867)	(32,867)
Share of reserves of associates	–	–	256	–	–	555	–	3	–	–	(8,253)	–	(7,439)	(1,098)	(8,537)
Net profit for the period	–	–	–	–	–	–	–	–	–	–	–	42,820	42,820	(188)	42,632
Share option expenses	–	–	600	–	–	–	–	–	–	–	–	–	600	87	687
Change in fair value of available-for-sale investments	–	–	–	–	–	–	–	–	–	–	(111,681)	–	(111,681)	(20,987)	(132,668)
Dividend paid															
– 2005 final dividend	–	–	–	–	–	–	–	–	–	(16,479)	–	–	(16,479)	–	(16,479)
Dividend declared															
– 2006 interim dividend	–	–	–	–	–	–	–	–	–	16,479	–	(16,479)	–	–	–
Dividend paid to minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	(6,763)	(6,763)
Currency realignment	–	–	–	–	–	(7,784)	–	–	–	–	–	–	(7,784)	(10,392)	(18,176)
At September 30, 2005	274,643	463,935	7,484	12,291	100,603	(151,963)	–	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

	Share Capital HK$'000	Share Premium HK$'000	Share Option Reserve HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
At April 1, 2004															
– As previously stated	271,095	456,971	–	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
– Effect of changes in accounting policies	–	–	765	–	–	1,955	–	–	–	–	–	(2,720)	–	–	–
– As restated	271,095	456,971	765	11,303	100,603	(141,931)	(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
Issue of shares, net of expenses	1,213	2,759	–	–	–	–	–	–	–	–	–	–	3,972	–	3,972
Deemed disposal/partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	29,068	29,068
Acquisition of additional interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(200,864)	(200,864)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	811,532	811,532
Share of reserves of associates and jointly controlled entities	–	–	512	–	–	(6,475)	–	3	–	–	–	–	(5,960)	(766)	(6,726)
Net profit for the period	–	–	–	–	–	–	–	–	–	–	–	54,400	54,400	11,845	66,245
Share option expenses	–	–	591	–	–	–	–	–	–	–	–	–	591	87	678
Dividend paid															
– 2004 final dividend	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
– 2004 special dividend	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
Dividend declared															
– 2005 interim dividend	–	–	–	–	–	–	–	–	–	21,785	–	(21,785)	–	–	–
Dividend paid to minority interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(52,659)	(52,659)
Currency realignment	–	–	–	–	–	(3,685)	–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
At September 30, 2004	272,308	459,730	1,868	11,303	100,603	(152,091)	(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

Notes to the Unaudited Interim Financial Statements

1. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountant (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The accounting policies adopted for the preparation of the interim financial statements are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs"). The effects of adopting the new standards are set out in note 2 below.

2. Principal accounting policies

In the current period, the Group has applied, for the first time, a number of new HKFRSs issued by the HKICPA. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

(a) HKAS 32 and HKAS 39 – Financial Instruments

(i) Equity securities

In prior periods, the Group classified its investments in equity securities, other than held-to-maturity debt securities, as investments securities or other investments as appropriate. Investment securities are carried at cost less any identified impairment losses while other investments are measured at fair value, with unrealised gains or losses included in the profit or loss. Upon the adoption of HKAS 32 and HKAS 39, the Group classifies its investments in equity securities, other than held-to-maturity debt securities, as investments in securities and available-for-sale investments. The classification depends on the purpose for which the assets are acquired. Investments in securities and available-for-sale investments are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively.

The effects of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(ii) Derivative financial instruments

In prior periods, the Group used derivative financial instruments to hedge its risks associated with foreign currency fluctuations and these instruments were recognised on a cash basis. Upon the adoption of HKAS 39, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(b) HKFRS 2 – Share-based Payment

In the current period, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtain services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company, its subsidiaries and its associates determined at the date of grant of the share options over the vesting period, exercise price, volatility of the share price and other factors. Prior to the application HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after April 1, 2005. In relation to share options granted before April 1, 2005, the Group has not applied HKFRS 2 to share options granted on or before November 7, 2002 and share options that were granted after November 7, 2002 and had vested before April 1, 2005 in accordance with the relevant transitional provision. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after November 7, 2002 and had not yet vested on April 1, 2005.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

(c) HKFRS 3 – Business Combinations

In prior periods, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 and goodwill previously recognised in reserves has been transferred to the Group's retained earnings on April 1, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from April 1, 2005 onwards and goodwill will be tested for impairment annually. Goodwill arising on acquisitions after April 1, 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKFRS 3, comparative figures have not been restated.

(d) *HKAS 21 – The Effect of Changes in Foreign Exchange Rates*

In the current period, the Group has applied HKAS 21 which requires exchange differences arising from monetary item that forms part of the Group's net investment in a foreign subsidiary or associate are charged to profit and loss in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of the Group, except for exchange differences arising from monetary items that are denominated in currencies which are different from the functional currencies of the investor and investee entity.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

3. Summary of the effect of the changes in accounting policies

(a) The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	For the six months ended September 30,	
	2005	**2004**
	HK$'000	*HK$'000*
Decrease in amortisation of goodwill	2,012	–
Expenses in relation to share options granted to employees	(689)	(678)
Decrease in share of results of associates	(293)	(587)
Decrease in amortisation of goodwill on acquisition of associates	2,113	–
Decrease in realisation of negative goodwill on acquisition of associates	(493)	–
Exchange gain (loss) arising from monetary items	1,696	(89)
Total increase/(decrease) in profit	4,346	(1,354)

(b) The cumulative effects of the application of the new HKFRSs as at March 31, 2005 and April 1, 2005 are summarised as follows:

	As at March 31, 2005 (originally stated) HK$'000	Effect of changes in accounting policies HK$'000	As at March 31, 2005 (restated) HK$'000	Opening adjustments on adoption of new accounting standards HK$'000	As at April 1, 2005 (restated) HK$'000
Balance sheet items					
Investments in securities (non-current)	149,538	–	149,538	(149,538)	–
Investments in securities (current)	233,901	–	233,901	(233,901)	–
Available-for-sale investments (non-current)	–	–	–	149,538	149,538
Available-for-sale investments (current)	–	–	–	233,901	233,901
Total effect on assets and liabilities	383,439	–	383,439	–	383,439
Retained earnings	1,061,571	(9,633)	1,051,938	(535,804)	516,134
Translation reserve	(147,739)	3,005	(144,734)	–	(144,734)
Share options reserve	–	6,628	6,628	–	6,628
Goodwill reserve	(538,633)	–	(538,633)	538,633	–
Minority interests	–	844,965	844,965	417	845,382
Total effects on equity	375,199	844,965	1,220,164	3,246	1,223,410
Minority interests	844,965	(844,965)	–	–	–

(c) The cumulative effects of the application of the new HKFRSs as at March 31, 2004 and April 1, 2004 are summarised as follows:

	As at April 1, 2004 (originally stated) HK$'000	Effect of changes in accounting policies HK$'000	As at April 1, 2004 (restated) HK$'000
Retained earnings	1,030,696	(2,720)	1,027,976
Translation reserve	(143,886)	1,955	(141,931)
Share options reserve	–	765	765
Minority interests	–	272,836	272,836
Total effects on equity	886,810	272,836	1,159,646

4. **Segment information**

The analysis of the Group's segment information is as follows:

(a) *Business segments*

The following is an analysis of the turnover and profit by principal activity:

For the six months ended September 30, 2005

	Technology & Strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
External sales	137,718	922,407	–	17,168	–	1,077,293
Inter-segment sales	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Results						
Segmental results	21,161	33,209	–	12,031	–	66,401
Unallocated corporate expenses						(23,546)
Other corporate income						27,923
Profit from operations						70,778
Net investment gain						187
Finance costs						
– Segment	(3,149)	(24,303)	–	(2,848)	–	(30,300)
– Corporate						(25,358)
Share of results of associates	(828)	37,524	17,413	(254)	–	53,855
Share of results of jointly controlled entities	–	–	–	(17,749)	–	(17,749)
Gain on deemed disposal/ partial disposal of subsidiaries						6,063
Loss on deemed partial disposal of an associate						(41)
Profit before taxation						57,435
Taxation						(14,803)
Profit after taxation						42,632
Attributable to:						
Equity shareholders of the Company						42,820
Minority interests						(188)
						42,632

For the six months ended September 30, 2004 (Restated)

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	122,674	946,204	–	10,792	–	1,079,670
Inter-segment sales	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	(2,449)	46,315	–	8,763	–	52,629
Unallocated corporate expenses						(28,652)
Other corporate income						8,170
Profit from operations						32,147
Net investment gain						873
Finance costs						
– Segment	(1,778)	(15,380)	–	(6,150)	–	(23,308)
– Corporate						(13,767)
Share of results of associates	(5,584)	60,258	44,835	(7,369)	–	92,140
Share of results of jointly controlled entities	–	–	–	(4,195)	–	(4,195)
Loss on deemed disposal/ partial disposal of subsidiaries						(3,290)
Amortisation of goodwill on acquisition of associates						(2,114)
Realisation of negative goodwill on acquisition of associates						518
Profit before taxation						79,004
Taxation						(12,759)
Profit after taxation						66,245
Attributable to:						
Equity shareholders of the Company						54,400
Minority interests						11,845
						66,245

(b) Geographical segments

The following is an analysis of the turnover and profit before taxation by geographical market:

	For the six months ended September 30,			
	Turnover		Profit before taxation	
	2005	2004	2005	2004 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The People's Republic of China				
Hong Kong	61,621	52,509	14,285	19,450
Mainland China	141,869	103,924	8,988	9,310
Other Asian countries	294,276	361,436	3,340	13,897
Europe	257,416	264,278	1,476	6,813
North and South America	285,201	234,859	15,745	22,599
Australia and New Zealand	33,716	49,904	6,703	1,108
Others	3,194	12,760	6,898	5,827
	1,077,293	1,079,670	57,435	79,004

5. Other operating expenses

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Amortisation of goodwill of subsidiaries/business	–	1,112

6. Profit from operations

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	8,019	3,242
Amortisation of trademarks	2,091	2,091
Depreciation of property, plant and equipment		
Owned assets	30,936	30,994
Assets held under finance leases	805	595

7. Net investment gain

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Realized gain on disposal of an investment	187	879
Net unrealized holding loss on other investments	–	(6)
	187	873

8. Taxation

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Hong Kong Profits Tax	2,169	6,022
Taxation in jurisdictions other than Hong Kong	12,183	6,963
Deferred taxation	451	(226)
	14,803	12,759

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

9. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2005 HK$'000	2004 (Restated) HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	42,820	54,400
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(185)	(1,705)
Adjustment resulting from the assumed conversion of the convertible note	–	(4,529)
Earnings for the purpose of diluted earnings per share	42,635	48,166
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	548,640	543,414
Effect of dilutive potential shares on share options	1,311	7,462
Weighted average number of shares for the purpose of diluted earnings per share	549,951	550,876

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

	Basic	**Diluted**
	HK cents	*HK cents*
Earnings per share, previously stated	10.2	9.0
Adjustments arising from the adoption of HKFRS 2	(0.2)	(0.2)
Adjustments arising from the adoption of HKAS 21	–	–
Earnings per share, as restated	10.0	8.8

The computation of diluted earnings per share for the period ended September 30, 2004 assumes the conversion of the convertible note into the shares of GP Industries Limited.

10. Property, plant and equipment

During the period, the Group spent approximately HK$43,359,000 (six months ended September 30, 2004: HK$52,695,000) on property, plant and equipment to expand its business.

11. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2005	**March 31, 2005**
	HK$'000	*HK$'000*
0-60 Days	511,321	620,015
61-90 Days	31,539	26,006
>90 Days	482,029	459,340
	1,024,889	1,105,361

12. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2005	**March 31, 2005**
	HK$'000	*HK$'000*
0-60 Days	430,623	430,742
61-90 Days	53,863	54,141
>90 Days	242,864	279,186
	727,350	764,069

13. Contingencies and commitments

(a) Contingent liabilities

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Guarantees given to banks in respect of banking facilities utilised by associates	149,621	33,047

(b) Capital commitment

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	2,111	9,014

At September 30, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$640,000 (March 31, 2005: HK$3,120,000).

(c) Other commitment

Under the terms of the revised Joint Venture Agreement ("JVA") dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

14. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30,	
	2005	**2004**
	HK$'000	*HK$'000*
Sales to associates and jointly controlled entities	31,629	44,685
Purchases from associates	41,771	83,883
Interest income received from associates	–	62
Management fee income received from associates	5,605	5,605
Rental income from associates	3,921	4,050

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2005	**March 31, 2005**
	HK$'000	*HK$'000*
Trade receivables from associates and jointly controlled entities	58,155	60,791
Trade payables due to associates and jointly controlled entities	9,734	26,977

The following is a summary of the audited financial information of CIHL for the three years and three months ended March 31, 2005 and the unaudited financial information of CIHL for the nine months ended December 31, 2005.

Consolidated Income Statement

	For the 9 months ended 31.12.2005 (Unaudited) S$'000	For the 15 months ended 31.3.2005 (Audited) S$'000	For the year ended 31.12.2003 (Audited) S$'000	For the year ended 31.12.2002 (Audited) S$'000
Revenue	106,293	156,995	189,274	186,016
Cost of sales	(73,808)	(108,941)	(127,662)	(127,515)
Gross profit	32,485	48,054	61,612	58,501
Other income	11,916	15,494	8,756	7,399
Distribution expenses	(20,957)	(34,917)	(34,284)	(28,310)
Administrative expenses	(22,404)	(30,154)	(28,195)	(29,086)
Foreign exchange gain/(loss)	610	2,269	1,565	(1,492)
Other expenses	(1,259)	(1,480)	(4,020)	(3,089)
Interest on borrowings	(3,465)	(5,047)	(6,720)	(7,206)
Loss before exceptional items	(3,074)	(5,781)	(1,286)	(3,283)
Exceptional items	(33)	9,970	107,883	–
Loss before share of results of associated companies	(3,107)	4,189	106,597	(3,283)
Share of results of associated companies	(67)	(726)	13,717	17,700
Loss before taxation	(3,174)	3,463	120,314	14,417
Taxation	(1,824)	(2,077)	(12,945)	(5,236)
Loss after taxation	(4,998)	1,386	107,369	9,181
Attributable to:				
Equity shareholders of CIHL	(6,787)	853	105,861	7,993
Minority interests	1,789	533	1,508	1,188
	(4,998)	1,386	107,369	9,181

Consolidated Balance Sheet

	As at 31.12.2005 (Unaudited) *S$'000*	As at 31.3.2005 (Audited) *S$'000*	As at 31.12.2003 (Audited) *S$'000*	As at 31.12.2002 (Audited) *S$'000*
Fixed assets	36,802	32,627	37,183	62,741
Interest in associated companies	333	9,726	17,581	129,046
Interest in unlisted equity shares	55,870	58,080	112,516	–
Other investments	13,038	2,403	10,416	10,601
Investment property	–	–	37	–
Non-current receivables	134,920	140,274	75,423	10,566
Deferred tax assets	560	844	252	526
Intangible assets	11,524	10,626	11,856	32,444
	253,047	254,580	265,264	245,924
Current assets	253,538	264,182	460,983	234,852
Current liabilities	(137,160)	(148,930)	(339,878)	(111,786)
Net current assets	116,378	115,252	121,105	123,066
Non-current liabilities	(18,784)	(3,540)	(8,189)	(116,334)
	350,641	366,292	378,180	252,656
Represented by:				
Share capital	38,777	38,280	36,793	36,117
Reserves	305,338	322,517	337,784	210,901
	344,115	360,797	374,577	247,018
Minority interests	6,526	5,495	3,603	5,638
	350,641	366,292	378,180	252,656

The following unaudited financial statements of CIHL for the three quarters ended 31 December 2005 are extracted from the quarterly reports of CIHL since 31 March 2005.

Consolidated Income Statement

	Quarter ended 30.6.2005 (Unaudited) *S$'000*	Quarter ended 30.9.2005 (Unaudited) *S$'000*	Quarter ended 31.12.2005 (Unaudited) *S$'000*	Three Quarters ended 31.12.2005 (Unaudited) *S$'000*
Revenue	33,344	34,892	38,057	106,293
Cost of sales	(23,768)	(24,315)	(25,725)	(73,808)
Gross profit	9,576	10,577	12,332	32,485
Other income	2,803	4,156	4,957	11,916
Distribution expenses	(6,633)	(7,008)	(7,316)	(20,957)
Administrative expenses	(6,642)	(7,060)	(8,702)	(22,404)
Foreign exchange gain/(loss)	1,498	(384)	(504)	610
Other expenses	(275)	(541)	(443)	(1,259)
Interest on borrowings	(759)	(840)	(1,866)	(3,465)
Loss before exceptional items	(432)	(1,100)	(1,542)	(3,074)
Exceptional items	314	(347)	0	(33)
Loss before share of results of associated companies	(118)	(1,447)	(1,542)	(3,107)
Share of results of associated companies	(153)	99	(13)	(67)
Loss before taxation	(271)	(1,348)	(1,555)	(3,174)
Taxation	(398)	(758)	(668)	(1,824)
Loss after taxation	(669)	(2,106)	(2,223)	(4,998)
Attributable to:				
Equity shareholders of CIHL	(1,034)	(2,549)	(3,204)	(6,787)
Minority interests	365	443	981	1,789
	(669)	(2,106)	(2,223)	(4,998)

Consolidated Balance Sheet

	As at 30.6.2005 (Unaudited) *S$'000*	As at 30.9.2005 (Unaudited) *S$'000*	As at 31.12.2005 (Unaudited) *S$'000*
Fixed assets	36,232	36,910	36,802
Interest in associated companies	9,704	316	333
Interest in unlisted equity shares	59,041	58,560	55,870
Other investments	2,445	12,854	13,038
Non-current receivables	138,421	138,305	134,920
Deferred tax assets	856	550	560
Intangible assets	10,341	12,533	11,524
	257,040	260,028	253,047
Current assets	271,946	272,371	253,538
Current liabilities	(155,749)	(152,544)	(137,160)
Net current assets	116,197	119,827	116,378
Non-current liabilities	(3,563)	(13,928)	(18,784)
	369,674	365,927	350,641
Represented by:			
Share capital	38,325	38,331	38,777
Reserves	325,381	321,948	305,338
	363,706	360,279	344,115
Minority interests	5,968	5,648	6,526
	369,674	365,927	350,641

The following audited consolidated financial statements of CIHL are extracted from the annual report of CIHL for the 15 months ended March 31, 2005.

CONSOLIDATED PROFIT AND LOSS STATEMENT
15 months ended 31 March 2005

	Note	CIHL Group 15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000 (Restated)
Revenue	3(a)	156,995	189,274
Cost of sales		(108,941)	(127,662)
Gross profit		48,054	61,612
Other operating income	3(b)	15,494	8,756
Distribution expenses		(34,917)	(34,284)
Administrative expenses		(30,154)	(28,195)
Exchange gain		2,269	1,565
Other operating expenses		(1,480)	(4,020)
(Loss)/Profit from operations	4(a)	(734)	5,434
Interest on borrowings	4(b)	(5,047)	(6,720)
Loss before exceptional items		(5,781)	(1,286)
Exceptional items	4(c)	9,970	107,883
Profit before share of results of associated companies		4,189	106,597
Share of results of associated companies		(726)	13,717
Profit before taxation		3,463	120,314
Taxation	5	(2,077)	(12,945)
Profit after taxation		1,386	107,369
Minority interests		(533)	(1,508)
Profit attributable to shareholders		853	105,861
Earnings per share:			
a) Basic	6	0.7 cents	87.5 cents
b) Fully diluted	6	0.7 cents	87.4 cents

BALANCE SHEETS
As at 31 March 2005

		CIHL Group		CIHL	
		31 March 2005	31 December 2003	31 March 2005	31 December 2003
	Note	*S$'000*	*S$'000* (Restated)	*S$'000*	*S$'000*
Non-Current Assets					
Fixed assets	8	32,627	37,183	599	726
Interest in subsidiaries	9	–	–	196,071	175,050
Interest in associated companies	10	9,726	17,581	–	18
Interest in joint venture	11	–	–	101,946	101,946
Investment in unlisted equity shares	12	58,080	112,516	–	–
Other investments	13	2,403	10,416	194	194
Investment property	14	–	37	–	37
Non-current receivables	15	140,274	75,423	6,665	–
Deferred tax assets	24	844	252	–	–
Intangible assets	16	10,626	11,856	–	–
		254,580	265,264	305,475	277,971
Current Assets					
Stocks and work-in-progress	17	31,237	27,878	–	–
Debtors and prepayments	18	155,014	149,246	12,463	33,997
Other investments	13	18,088	–	–	–
Taxation recoverable		560	738	–	–
Bank balances, deposits and cash		59,283	283,121	21,398	182,383
		264,182	460,983	33,861	216,380
Current Liabilities					
Creditors and accrued charges	19	81,696	127,288	44,176	65,259
Obligations under finance leases and hire purchase contracts	20	102	72	–	–
Taxation payable		2,463	1,430	92	327
Amount due to immediate holding company	21	15	–	15	–
Amount due to ultimate holding company	21	213	1,649	136	907
Bank loans, overdrafts and import loans	22	64,441	209,439	–	129,507
		148,930	339,878	44,419	196,000
Net Current Assets/(Liabilities)		115,252	121,105	(10,558)	20,380

	Note	CIHL Group 31 March 2005 S$'000	CIHL Group 31 December 2003 S$'000 (Restated)	CIHL 31 March 2005 S$'000	CIHL 31 December 2003 S$'000
Non-Current Liabilities					
Bank loans	23	1,110	5,085	-	3,500
Obligations under finance leases and hire purchase contracts	20	85	85	-	-
Provision for retirement benefit		478	1,340	-	-
Deferred taxation	24	1,867	1,679	1,500	1,618
		3,540	8,189	1,500	5,118
		366,292	378,180	293,417	293,233
Represented by:					
Share capital	25	38,280	36,793	38,280	36,793
Reserves		322,517	337,784	255,137	256,440
Shareholders' funds		360,797	374,577	293,417	293,233
Minority interests		5,495	3,603	-	-
		366,292	378,180	293,417	293,233

STATEMENTS OF CHANGES IN EQUITY

15 months ended 31 March 2005

	Share capital S$'000	Share premium S$'000	Reserves: Revaluation reserve S$'000	Reserves: (Goodwill)/ Capital reserve on consolidation S$'000	Reserves: Translation reserve S$'000	Reserves: Retained profits S$'000	Reserves: Dividend reserve S$'000	Sub-total S$'000	Total S$'000
CIHL Group									
Balance at 1 January 2003	36,117	144,774	25,502	(42,548)	(13,722)	94,485	2,410	210,901	247,018
Issue of:									
i) 571,000 ordinary shares upon exercise of options at S$1.9125 per share	171	921	-	-	-	-	-	921	1,092
ii) 10,000 ordinary shares upon exercise of options at S$2.025 per share	3	17	-	-	-	-	-	17	20
iii) 144,000 ordinary shares upon exercise of options at US$0.819 per share	43	160	-	-	-	-	-	160	203
iv) 772,894 ordinary shares upon distribution of scrip dividend at S$2.09 per share	232	1,384	-	-	-	-	-	1,384	1,616
v) 756,338 ordinary shares upon distribution of scrip dividend at S$2.15 per share	227	1,399	-	-	-	-	-	1,399	1,626
Share of an associated company's asset revaluation reserve as restated *(Note 26)*	-	-	1,945	-	-	-	-	1,945	1,945
Translation gain	-	-	-	-	20,041	-	-	20,041	20,041
Revaluation reserve reversed to retained earnings on disposal of investments	-	-	(27,289)	-	-	27,289	-	-	-
Goodwill reversed to retained earnings on disposal of investments	-	-	-	27,017	-	(27,017)	-	-	-
Profit attributable to shareholders as restated *(Note 26)*	-	-	-	-	-	105,861	-	105,861	105,861
Dividends *(Note 7)*	-	-	-	-	-	(17,155)	17,155	-	-
Dividends paid	-	-	-	-	-	-	(4,845)	(4,845)	(4,845)
Balance at 31 December 2003	36,793	148,655	158	(15,531)	6,319	183,463	14,720	337,784	374,577

	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	(Goodwill)/ Capital reserve on consolidation S$'000	Translation reserve S$'000	Retained profits S$'000	Dividend reserve S$'000	Sub-total S$'000	Total S$'000
				Reserves					
Issue of:									
i) 315,000 ordinary shares upon exercise of options at S$1.9125 per share	95	508	-	-	-	-	-	508	603
ii) 60,000 ordinary shares upon exercise of options at S$2.025 per share	18	104	-	-	-	-	-	104	122
iii) 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	-	-	-	-	-	10,029	11,403
Reversal on disposal of interest in an associated company	-	-	13	-	-	-	-	13	13
Realisation of translation deficit on disposal of an associated company	-	-	-	-	485	-	-	485	485
Realisation of translation gain on settlement of long term intercompany balances	-	-	-	-	(1,607)	-	-	(1,607)	(1,607)
Translation deficit	-	-	-	-	(5,817)	-	-	(5,817)	(5,817)
Profit attributable to shareholders	-	-	-	-	-	853	-	853	853
Dividends *(Note 7)*	-	-	-	-	-	(10,225)	10,225	-	-
Dividends paid	-	-	-	-	-	-	(19,835)	(19,835)	(19,835)
Balance at 31 March 2005	38,280	159,296	171	(15,531)	(620)	174,091	5,110	322,517	360,797

	Share capital S$'000	Share premium S$'000	Reserves: Translation reserve S$'000	Retained profits S$'000	Dividend reserve S$'000	Sub-total S$'000	Total S$'000
CIHL							
Balance at 1 January 2003	36,117	144,774	4,463	11,242	2,410	162,889	199,006
Issue of:							
i) 571,000 ordinary shares upon exercise of *options at* S$1.9125 per share	171	921	–	–	–	921	1,092
ii) 10,000 ordinary shares upon exercise of options at S$2.025 per share	3	17	–	–	–	17	20
iii) 144,000 ordinary shares upon exercise of options at US$0.819 per share	43	160	–	–	–	160	203
iv) 772,894 ordinary shares *upon distribution of* scrip dividend at S$2.09 per share	232	1,384	–	–	–	1,384	1,616
v) 756,338 ordinary shares upon distribution of scrip dividend at S$2.15 per share	227	1,399	–	–	–	1,399	1,626
Translation deficit	–	–	(1,474)	–	–	(1,474)	(1,474)
Profit attributable to shareholders	–	–	–	95,989	–	95,989	95,989
Dividends *(Note 7)*	–	–	–	(17,155)	17,155	–	–
Dividends paid	–	–	–	–	(4,845)	(4,845)	(4,845)
Balance at 31 December 2003	36,793	148,655	2,989	90,076	14,720	256,440	293,233
Issue of							
i) 315,000 ordinary shares upon exercise of options at S$1.9125 per share	95	508	–	–	–	508	603
ii) 60,000 ordinary shares upon exercise of options at S$2.025 *per share*	18	104	–	–	–	104	122
iii) 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	–	–	–	10,029	11,403
Translation deficit	–	–	(1,072)	–	–	(1,072)	(1,072)
Profit attributable to shareholders	–	–	–	8,963	–	8,963	8,963
Dividends *(Note 7)*	–	–	–	(10,225)	10,225	–	–
Dividends paid	–	–	–	–	(19,835)	(19,835)	(19,835)
Balance at 31 March 2005	38,280	159,296	1,917	88,814	5,110	255,137	293,417

CONSOLIDATED CASHFLOW STATEMENT
15 months ended 31 March 2005

	15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000 (Restated)
Cash flows from operating activities:		
Profit before share of results of associated companies	4,189	106,597
Adjustments not involving cash flows:		
Amortisation of deferred expenditure	3,162	2,911
Amortisation of goodwill	15	387
Depreciation of fixed assets	7,578	7,447
Fixed assets written off	222	428
Provision for diminution in investment property	37	36
Interest expense	5,047	6,720
Interest income	(10,779)	(5,289)
Gain on disposal of fixed assets (net)	(599)	(456)
Net gain on revaluation of marketable securities	(8,243)	–
Exceptional gain on transaction with Schneider	(1,727)	(105,487)
Exceptional gain on disposal of an associated company	–	(2,396)
Operating (loss)/profit before working capital changes	(1,098)	10,898
Stocks and work-in-progress	(5,508)	27,445
Debtors and prepayments	3,669	13,630
Creditors and accrued charges	(61,298)	75,974
Amount due to a major shareholder	(1,436)	550
Cash (used in)/generated from operations	(65,671)	128,497
Income tax paid	(1,496)	(903)
Interest paid	(5,047)	(6,720)
Interest received	10,779	5,289
Net cash (used in)/from operating activities	(61,435)	126,163

	15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000 (Restated)
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired *(Note A)*	(1,194)	–
Consideration from transaction with Schneider	19,048	268,182
Consideration from divestments in unlisted equity shares	–	34,185
Consideration from sale of an associated company	–	6,585
Investment in joint venture	–	(101,946)
Dividend received from associated companies	–	385
Investment in associated companies	–	(3,863)
Payment for deferred expenditure	(1,611)	(3,489)
Purchase of other investments	(2,205)	–
Disposal of fixed assets	6,124	2,687
Purchase of fixed assets	(11,349)	(30,127)
Net cash from investing activities	8,813	172,599
Cash flows from financing activities:		
Bank loans	(149,398)	41,598
Dividends paid	(19,835)	(4,845)
Issue of shares, net of expenses	12,128	4,557
Non-current receivables	(10,382)	(64,857)
Non-current liabilities	(822)	1,340
Minority interests	573	(3,307)
Obligations under finance leases and hire purchase contracts	10	(131)
Net cash used in financing activities	(167,726)	(25,645)
Currency realignments	(3,914)	(2,739)
Net (decrease)/increase in cash	(224,262)	270,378
Cash at beginning of period	281,874	11,496
Cash at end of period *(Note B)*	57,612	281,874

	15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000 (Restated)
A. Acquisition of subsidiary		
Summary of the effects of acquisition of a subsidiary:		
Cash	4,221	–
Debtors and prepayments	6,295	–
Creditors and accrued charges	(2,288)	–
Net assets acquired	8,228	–
Goodwill	208	–
Reclassification of investment in an associated company to a subsidiary	(3,021)	–
Consideration paid	5,415	–
Less cash	(4,221)	–
Cash flow on acquisition, net of cash acquired	1,194	–

During the period, CIHL Group increased its equity interest in GE Bowden China Co Ltd from 47.5% to 100% by acquiring the remaining 52.5% from the other shareholders. The acquisition did not have any significant impact on CIHL Group's operating results and cash flows.

	31 March 2005 S$'000	31 December 2003 S$'000
B. Cash at end of period comprised:		
Bank balances, deposits and cash	59,283	283,121
Bank overdrafts	(1,671)	(1,247)
	57,612	281,874

NOTES TO THE FINANCIAL STATEMENTS

31 March 2005

1. General

CIHL (Registration No. 199106357H) is incorporated in the Republic of Singapore and is listed on the Main Board of the Singapore Exchange Securities Trading Limited, with its registered office and principal place of business at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192. The financial statements are expressed in Singapore dollars.

The principal activities of CIHL are those of an investment holding company and carrying out the functions of the regional headquarters of CIHL Group.

The principal activities of CIHL Group's subsidiaries and joint venture are the development, manufacturing and marketing of electrical wiring accessories, electronic control devices and related products.

During the financial period, CIHL changed its financial year end from 31 December to 31 March.

The financial statements of CIHL and of the consolidated financial statements of CIHL Group for the period from 1 January 2004 to 31 March 2005 were authorised for issue by the Board of Directors on 30 June 2005.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, modified to include the revaluation of investment properties and current investments. They are drawn up in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of CIHL and its subsidiaries made up to 31 March.

All material inter-company transactions and balances are eliminated on consolidation.

The income statements of foreign subsidiaries, associated companies and joint ventures are translated into Singapore dollars at the average exchange rates in conforming with the requirements of FRS 21 – The Effects of Changes in Foreign Exchange Rates.

CIHL Group has adopted the benchmark treatment of proportionate consolidation for its 50% interest in the joint venture with Schneider Electric in accordance with FRS 31 – Financial Reporting of Interests in Joint Ventures in reporting its financial position as at the period end. Under the proportionate consolidation method, CIHL Group's share of assets, liabilities, income and expenses of joint venture companies is combined on a line-by-line basis with similar items in CIHL Group's financial statements.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition of the net assets over CIHL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight-line basis over its estimated useful life of 20 years.

Goodwill arising on acquisition of an associate is included in the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Prior to 1 January 2001, goodwill arising from the acquisition of subsidiaries, associates or joint ventures was directly adjusted against shareholders' equity. Such goodwill has not been retrospectively capitalised and amortised, as allowed under SAS 22 – Business Combinations. With effect from 1 January 2003, CIHL Group adopted FRS 22 – Business Combinations such that on disposal of the subsidiary, associate or joint venture, goodwill and negative goodwill previously charged in full to the shareholders' equity are not recycled to the profit and loss statement in calculating the gain or loss on disposal.

Negative Goodwill

Negative goodwill represents the excess of CIHL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture at the date of acquisition over the cost of the acquisition. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Financial Assets

Financial assets include cash and bank balances, trade and other receivables and investments. Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Investment in subsidiaries, associated companies, any other entities as well as other investments are stated on the basis described in the paragraphs below.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include finance lease obligations, trade and other payables, bank loans and overdrafts. The accounting policy adopted for finance lease obligations is detailed below. Trade and other payables are stated at their nominal value. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. Equity instruments are recorded at the proceeds received, net of direct issue costs. Dividends on ordinary shares are recognised in shareholders' equity in the period in which they are declared.

Revenue

Revenue of CIHL Group represents the net amounts received and receivable for goods supplied and services rendered to outside customers. Revenue of CIHL represents dividend income, management and marketing service fees for regional headquarters services rendered during the financial period to companies in CIHL Group.

Depreciation and Amortisation

Fixed assets are carried at cost, less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value.

The cost of leasehold land and buildings is amortised over the remaining period of their respective leases. Freehold land, properties under development and machinery under construction are not amortised.

Depreciation is provided to write off the cost of other fixed assets over their estimated useful lives using the reducing balance method or the straight-line method at the following rates per annum:

Freehold buildings	–	2%
Leasehold improvements	–	10% to 33$^1/_3$%
Furniture, fixtures and equipment	–	5% to 20%
Machinery and equipment	–	10% to 33$^1/_3$%
Motor vehicles	–	15% to 33$^1/_3$%
Moulds and tools	–	20% to 30%

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the lease.

Pre-operating Expenditure

Pre-operating expenditure incurred prior to the commencement of full operations of companies within CIHL Group is regarded as expenditure necessarily incurred in placing these companies in a suitable condition to receive and process orders on a commercial basis and is charged to the profit and loss statement in the period in which it is incurred.

Research and Development Expenditure

Research and development expenditure incurred other than that capitalised under deferred expenditure is charged to the profit and loss statement in the period in which it is incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes, such as the Singapore Central Provident Fund) are charged as expenses when incurred.

CIHL Group had unfunded non-contributory defined retirement benefit scheme covering eligible employees. Retirement benefit was provided for based on the length of service and the last drawn salary of the employees and it is payable to employees upon retirement.

Income Tax

Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit except that a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of realisation in the foreseeable future.

Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

Forward Foreign Exchange Contracts

Transactions in forward foreign exchange contracts, other than for hedging purposes, are converted at contracted forward foreign exchange rates except where contracts are outstanding at period end, the respective balances are converted at forward exchange rates prevailing on balance sheet date. Exchange differences are taken to profit and loss statement.

Fixed Assets under Construction

Fixed assets under construction are valued at cost and included in the balance sheet until completion of construction and identified for transfer to a specific category of fixed assets. Cost comprises purchase price and all other costs directly incurred in relation to the construction.

Fixed assets under construction will be depreciated once put to effective use in accordance with the rates of depreciation detailed above.

Leased Assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of CIHL Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Interest in Subsidiaries

In CIHL's financial statements, interest in subsidiaries is stated at cost, less any impairment in net recoverable value.

Associated Companies

An associated company is a company, other than a subsidiary, in which CIHL Group holds a substantial percentage of equity voting capital as a long term investment and over which CIHL Group is in a position to exercise a significant influence, including participation in financial and operating policy decisions but not control over these policies.

Interest in associated companies is stated in the balance sheet of CIHL at cost, less any impairment in net recoverable value and in the balance sheet of CIHL Group at cost of investment plus CIHL Group's share of undistributed profits, post-acquisition reserves and less amortisation of goodwill.

The results of associated companies are accounted for by CIHL on the basis of dividends received and receivable during the period.

Joint Venture

A joint venture is an entity in which CIHL has a long-term equity interest and in whose management CIHL participates directly on an equal basis with its joint venture partner. The financial results of the joint venture have been incorporated in the consolidated financial statements on a proportionate consolidation basis.

In CIHL's financial statements, interest in joint venture is stated at cost, less any impairment in net recoverable value.

Investment in Unlisted Equity Shares and Other Investments

Investment in unlisted equity shares and other investments held on long-term basis are stated at cost, less any impairment in net recoverable value. Prior to 1 January 2004, investments held on short-term basis are stated at the lower of cost or market value. With effect from 1 January 2004, the short-term investments are stated at fair value. The change in accounting policy had no impact on the results of prior year.

Investment Property

Investment property is held for sale in the near future. Investment property is stated at the lower of cost or market value.

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight-line method, over a period of five years from the date of acquisition. Where an indication of impairment exists, the carrying amount of the deferred expenditure is assessed and written down immediately to its recoverable amount.

Impairment of Assets

At each balance sheet date, CIHL and CIHL Group review the carrying amounts of its/their assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, CIHL estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset/cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset/cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset/cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset/cash-generating unit in prior periods. A reversal of an impairment loss is recognised as income immediately.

Stocks and Work-In-Progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost, which comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the stocks and work-in-progress to their present location and condition, is calculated using primarily the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in the marketing, selling and distribution.

Provisions

Provisions are recognised when CIHL and CIHL Group have a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

Minority Interest

Minority interest is stated at the appropriate proportion of the fair values of the net identifiable assets of the subsidiary.

Share Options

Share options are not recorded as expenses. When exercised, the exercise price is allocated between issued capital and share premium accordingly.

Cash

Cash for the cash flow statements includes cash and cash equivalents less bank overdrafts.

3. (a) Revenue

	CIHL Group	
	15 months ended 31 March 2005	**Year ended 31 December 2003**
	S$'000	*S$'000*
Product sales	156,995	189,274

(b) Other operating income

	CIHL Group	
	15 months ended 31 March 2005	**Year ended 31 December 2003**
	S$'000	*S$'000*
Dividend income (gross) – others	2,224	–
Rental income	531	411
Gain on disposal of fixed assets (net)	599	456
Interest income:		
Banks	2,565	194
Associated companies' borrowings	224	1,355
Joint venture	91	–
Amount due from trade and other debtors	3,273	3,220
Non-current receivables	4,626	520
Management fee income from associated companies	40	511
Sale of scrap material	26	388
Others	1,295	1,701
	15,494	8,756

4. (a) **(Loss)/Profit from operations**

	CIHL Group 15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000
Net write-back of allowance for stock obsolescence *Note (i)*	(1,089)	(133)
Stocks written off	113	–
Amortisation of deferred expenditure	3,162	2,911
Amortisation of goodwill	15	387
Provision for impairment loss on investment property *Note (ii)*	37	36
Auditors' remuneration:		
Payable to auditors of CIHL		
Audit services:		
Current period	132	98
Underprovision in prior periods	5	12
Non-audit services	39	36
Payable to other auditors		
Audit services:		
Current period	799	460
Underprovision in prior periods	18	109
Non-audit services	29	72
Directors' remuneration:		
Fees	165	125
Other emoluments	2,721	1,058
Exchange gain (net)	(2,269)	(1,565)
Staff costs (excluding directors' remuneration)	35,655	32,200

Note

(i) Stocks for which allowances were provided in prior years were sold during the financial period, resulting in net write-back of allowance for the period.

(ii) Provision for impairment loss was made during the financial period as the property market weakened further.

The number of employees in CIHL Group as at 31 March 2005 is 3,075 (31 December 2003: 2,724).

(b) **Interest on borrowings**

	CIHL Group 15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000
Bank loans and bank overdrafts	5,022	6,688
Finance leases and hire purchase contracts	25	32
	5,047	6,720

(c) **Exceptional items**

	CIHL Group 15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000
Costs of restructuring of operations pursuant to the transactions with Schneider Electric SA ("Schneider") to form Clipsal Asia (Holdings) Limited ("CAHL"), a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia*	(13,844)	–
Gain on the disposal of the Clipsal businesses and operations in Indonesia and Thailand as part of the transactions with Schneider	5,494	–
Adjustment to consideration for the disposal to Schneider of CIHL Group's entire interest in the EWDIS business held by CIHL Group's former associated company, Gerard Industries in Australia	10,077	–
Net gain on revaluation of current investment in the shares of TCL Corporation to fair value upon the shares being reclassified from non-current investment to current investment following the shares becoming listed in January 2004 and the expiry of a moratorium in April 2005	8,243	–
Net gain on the transactions with Schneider to form CAHL and simultaneously sell to Schneider CIHL Group's entire interest in the EWDIS business held by its associated company, Gerard Industries in Australia*	–	105,487
Net gain on the disposal of CIHL Group's entire interest in Lovato SpA, its associated company in Italy	–	2,396
	9,970	107,883

* This item includes:

Non-audit fees paid to auditors of CIHL	–	330
Exchange loss on forward contracts	–	7,510
Provision for impairment loss:		
Fixed assets	1,384	6,604
Interest in associated companies	2,160	3,786
Investment in unlisted equity shares	–	10,132
Fixed assets written off	290	249
Stocks written off	2,163	4,071

5. **Taxation**

	CIHL Group	
	15 months ended 31 March 2005	**Year ended 31 December 2003**
	S$'000	*S$'000* (Restated)
CIHL and its subsidiaries		
Current taxation:		
Provision for taxation in respect of profit for the period	155	2,087
Foreign tax charged on profits of subsidiaries arising from outside Singapore	1,432	1,942
Under/(Over) provision in respect of prior periods	472	(458)
Deferred taxation:		
Change in opening deferred tax assets/liabilities attributable to a change in tax rate	(147)	–
Provision/(Writeback) for taxation in respect of profit for the period	204	(1,096)
(Over)/Under provision in respect of prior periods	(113)	2,499
Share of taxation of associated companies		
Overseas taxation:		
Provision for taxation in respect of profit for the period	92	7,981
Overprovision in respect of prior periods	(18)	(10)
	2,077	12,945

The income tax expense varied from the amount of income tax determined by applying the Singapore income tax rate of 20% (2003: 22%) to profit before income tax as a result of the following differences:

	CIHL Group	
	15 months ended 31 March 2005	**Year ended 31 December 2003**
	S$'000	*S$'000* (Restated)
Income tax expense at statutory rate	693	26,469
Add/(Less):		
Effect of different tax rates of overseas operations	2,541	2,139
Non-taxable items	(3,006)	(20,036)
Loss not subjected to tax	1,602	1,761
Utilisation of capital allowance/tax loss	–	(999)
Utilisation of tax recoverable to frank dividend	–	1,760
Underprovision in respect of prior period	341	2,031
Effect of changes in tax rates	(147)	–
Others	53	(180)
Total income tax expense at effective tax rate	2,077	12,945

6. Earnings per share

The basic earnings per share is calculated based on CIHL Group's profit attributable to shareholders of S$853,000 (2003: S$105,861,000) and the weighted average number of 125,178,863 (2003: 120,989,371) ordinary shares of S$0.30 each of CIHL in issue during the financial period.

The fully diluted earnings per share is calculated based on CIHL Group's profit attributable to shareholders of S$853,000 (2003: S$105,861,000) divided by the weighted average number of 125,355,585 (2003: 121,143,648) ordinary shares of S$0.30 each that would be issued if all the holders of options exercised their rights to subscribe for shares of CIHL.

	CIHL Group			
		15 months ended 31 March 2005		Year ended 31 December 2003
	Basic	**Diluted**	**Basic**	**Diluted**
	S$'000	*S$'000*	*S$'000*	*S$'000*
			(Restated)	(Restated)
Profit attributable to shareholders	853	853	105,861	105,861

	CIHL Group			
		15 months ended 31 March 2005 Number of shares		Year ended 31 December 2003 Number of shares
	'000	*'000*	*'000*	*'000*
Weighted average number of ordinary shares	125,179	125,179	120,989	120,989
Adjustment for potentially dilutive ordinary shares	–	177	–	155
Weighted average number of ordinary shares used to compute earnings per share	125,179	125,356	120,989	121,144
Earnings per share (Singapore cents)	0.7	0.7	87.5	87.4

7. **Dividends**

	CIHL Group and CIHL 15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000
Additional final dividend paid in respect of prior period	14	1
Interim dividend declared:		
One-tier tax dividend of 4.00 (2003: tax-exempt of 2.00) Singapore cents per ordinary share of S$0.30 each	5,101	2,434
Final dividend proposed:		
One-tier tax dividend of 4.00 Singapore cents (2003: 2.50 Singapore cents less tax at 20%) per ordinary share of S$0.30 each	5,110	2,453
Special dividends for 2003:		
Dividend of 5.25 Singapore cents less tax at 20% per ordinary share of S$0.30 each	–	5,152
One-tier tax dividend of 5.80 Singapore cents per ordinary share of S$0.30 each	–	7,115
	10,225	17,155

CIHL's Scrip Dividend Scheme under which Shareholders may elect to receive shares in lieu of cash for their dividend entitlements is applicable to the proposed final dividend for the period ended 31 March 2005.

8. Fixed assets

	Freehold land and buildings	Leasehold land and buildings	Properties under development	Leasehold improvements	Furniture, fixtures and equipment	Machinery and equipment	Motor vehicles	Moulds and tools	Machinery under construction	Total
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
CIHL Group										
Cost:										
At beginning of period	3,052	25,535	5,267	2,472	6,976	19,338	1,344	5,217	11	69,212
Reclassification	-	1,134	(746)	(1,022)	(547)	1,128	79	(15)	(11)	-
Currency realignment	(98)	(927)	(8)	(63)	(314)	(676)	(117)	(128)	-	(2,331)
Additions - Joint Venture	-	-	-	69	148	10	303	203	-	733
Additions	9	9	994	1,080	2,848	3,469	342	2,575	23	11,349
Written off*	-	-	-	(184)	(1,183)	(1,886)	(25)	(2,834)	-	(6,112)
Disposals	-	(2,919)	(4,757)	(165)	(327)	(2,108)	(180)	(517)	(17)	(10,990)
At end of period	2,963	22,832	750	2,187	7,601	19,275	1,746	4,501	6	61,861
Accumulated depreciation:										
At beginning of period	77	4,559	-	901	3,484	11,942	754	3,793	-	25,510
Reclassification	-	78	-	(78)	(7)	(17)	(3)	27	-	-
Currency realignment	(2)	(158)	-	(28)	(133)	(350)	(31)	(68)	-	(770)
Additions - Joint Venture	-	-	-	45	54	-	67	142	-	308
Charge for the period	24	827	-	557	1,791	3,018	391	970	-	7,578
Written off*	-	-	-	(179)	(1,147)	(1,473)	(25)	(2,776)	-	(5,600)
Disposals	-	(394)	-	(71)	(211)	(1,980)	(87)	(443)	-	(3,186)
At end of period	99	4,912	-	1,147	3,831	11,140	1,066	1,645	-	23,840
Depreciation charge for last year	-	869	-	783	1,793	2,060	537	1,405	-	7,447
Impairment loss:										
At beginning of period	-	4,150	2,369	-	-	-	-	-	-	6,519
Currency realignment	11	(151)	3	-	-	-	-	-	-	(137)
Charge for the period	1,329	-	-	-	-	-	-	55	-	1,384
Disposals	-	-	(2,372)	-	-	-	-	-	-	(2,372)
At end of period	1,340	3,999	-	-	-	-	-	55	-	5,394
Impairment loss for last year	-	4,204	2,400	-	-	-	-	-	-	6,604
Net book value:										
At end of period	1,524	13,921	750	1,040	3,770	8,135	680	2,801	6	32,627
At beginning of period	2,975	16,826	2,898	1,571	3,492	7,396	590	1,424	11	37,183

* *Included in other operating expenses and exceptional items of S$222,000 and S$290,000 respectively*

	Leasehold improvements *S$'000*	Furniture, fixtures and equipment *S$'000*	Machinery and equipment *S$'000*	Motor vehicles *S$'000*	Moulds and tools *S$'000*	Total *S$'000*
CIHL						
Cost:						
At beginning of period	–	1,198	–	306	–	1,504
Additions	51	37	–	–	–	88
Disposals	–	(16)	–	–	–	(16)
Written off	–	(13)	–	–	–	(13)
At end of period	51	1,206	–	306	–	1,563
Accumulated depreciation:						
At beginning of period	–	536	–	242	–	778
Charge for the period	12	158	–	38	–	208
Disposals	–	(9)	–	–	–	(9)
Written off	–	(13)	–	–	–	(13)
At end of period	12	672	–	280	–	964
Depreciation charge for last year	76	225	102	65	52	520
Net book value:						
At end of period	39	534	–	26	–	599
At beginning of period	–	662	–	64	–	726

The net book values of fixed assets of CIHL Group include the amount of S$233,000 (2003: S$510,000) in respect of assets held under finance leases and hire purchase contracts.

In addition, certain of CIHL Group's leasehold land and buildings with a total net book value of S$2,264,000 (2003: S$2,417,000) have been pledged to banks as securities for mortgage loan facilities granted by the banks to CIHL Group.

Particulars of the properties included in freehold and leasehold land and buildings and properties under development above are as follows:

Location	Description	Tenure
CIHL Group		
Hong Kong		
Lot No. 2732, Apt No. D on 4/F and roof D and car parking space No. 5 Evergreen Mansion 14 Cornwall Street Kowloon Tong, Kowloon Hong Kong	A 99.2 square metres residential flat and a roof of 99.2 square metres	50 years long-term lease from 1997
Lot No. 36, Unit A 6/F, Sing Mei Ind. Bldg 27-31 Kwai Wing Road Kwai Chung, N.T. Hong Kong	A 609.9 square metres office and warehouse	50 years long-term lease from 1997
Lot No. 36, Unit B 6/F, Sing Mei Ind. Bldg 27-31 Kwai Wing Road Kwai Chung, N.T. Hong Kong	A 609.9 square metres office and warehouse	50 years long-term lease from 1997

Location	Description	Tenure
China		
15/F Unit 9-16 Office Tower Shun Hing Square Diwang Commercial Centre 5002 Shen Nan Dong Road Shenzhen China	A 1,092 square metres office	50 years long-term lease from 1995
Units 15B, 16B & 3C Parkview Tower III 9 Nongzhan South Road Chao Yang District Beijing China	A 588 square metres site for investment purposes	70 years long-term lease from 1993
United Kingdom		
Flat 9, Washington House 20 Basil Street London SW3 England	A 176.52 square metres apartment for staff quarters	72 years and 6 months long-term lease from 1980
Joint Venture		
Hong Kong		
Lot No. 26, Unit A & B 1/F, Kam Bun Ind. Bldg 13-19 Kwai Wing Road Kwai Chung, N.T. Hong Kong	A 1,116.7 square metres general, research and development office	50 years long-term lease from 1997
China		
Unit 3305, 33/F North Tower Guangzhou World Trade Center Complex 371-375 Huan Shi Dong Road Guangzhou, Guangdong China	A 98.04 square metres office	50 years long-term lease from 1991
Unit 3304, 33/F North Tower Guangzhou World Trade Center Complex 371-375 Huan Shi Dong Road Guangzhou, Guangdong China	A 150.61 square metres office	50 years long-term lease from 1991
Lots 23, 27 & 76 Small Zone Zhong Kai New Technology Development Zone Huizhou City, Guangdong China	A 54,905 square metres office, warehouse and manufacturing plant (land area = 107,200 square metres)	50 years long-term lease from 2005
Lot D1 in Area 9 Long Feng Shang Pai Development District Huizhou City, Guangdong China	A 8,048.49 square metres site for workers' quarters	70 years long-term lease from 1994

Location	Description	Tenure
Indonesia		
Kawasan Industri Pasar Kemis Jl Putra Utama Kav, D1-D2 Tangerang 15560 Indonesia	A 4,542.17 square metres office, warehouse and manufacturing plant (land area = 16,625 square metres)	30 years medium-term lease from 1976
Kawasan Industri Pasar Kemis Jl Putra Utama Kav, D1-D2 Tangerang 15560 Indonesia	A 2,900 square metres of land	20 years medium-term lease from 1995
Malaysia		
1 Jln Kawat 15/18, Section 15 Shah Alam Selangor West Malaysia	A 14,020 square metres office, warehouse and manufacturing plant (land area = 20,438.50 square metres)	99 years long-term lease from 1977
5, Jln Firma Satu Tebrau Industrial Estate 1 81100 Johor Bahru West Malaysia	A 5,687 square metres office, warehouse and manufacturing plant (land area = 18,763 square metres)	Freehold
United Arab Emirates		
Plot No. E25 Sharjah Airport International Free Zone Sharjah United Arab Emirates	A 1,971 square metres office and warehouse (land area = 4,000 square metres)	15 years medium-term lease from 1998
Singapore		
Lot No. 1257 of Mukim 6 5 Fourth Chin Bee Road Singapore	A 2,872.89 square metres office, warehouse and manufacturing plant (land area = 4,681.60 square metres)	60 years long-term lease from 1984
138 Gul Circle, Jurong Singapore	A 1,124 square metres single storey intermediate terrace factory with a mezzanine office	30 years medium-term lease from 1990
Vietnam		
Bien Hoa Industrial Zone 1 An Binh Ward Bien Hoa City Dong Nai Province Vietnam	A 2,642 square metres office and manufacturing plant (land area = 5,738.80 square metres)	20 years medium-term lease from 1996
Pakistan		
Plot No. 101 & 102 Sector 15, Korangi Industrial Area Karachi Pakistan	A 1,668.17 square metres land for industrial purpose	99 years long-term lease from 2000

9. Interest in subsidiaries

	CIHL	
	31 March 2005	31 December 2003
	S$'000	*S$'000*
Unlisted equity shares, at cost *Note 31*	55,001	61,439
Less: Impairment loss	(19)	–
	54,982	61,439
Amount due from subsidiaries (non-trade)	141,594	123,336
Amount due to subsidiaries (non-trade)	(505)	(9,725)
	196,071	175,050

Particulars of the subsidiaries are set out in Note 31 to the financial statements. The amounts due to and from subsidiaries have no fixed terms of repayment and certain balances bear interest at the prevailing market rate.

10. Interest in associated companies

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000* (Restated)	*S$'000*	*S$'000*
Unlisted equity shares, at cost *Note 32*	8,024	11,472	18	18
Share of post acquisition reserves	1,790	5,942	–	–
Goodwill (refer below for movement)	4,894	5,242	–	–
Less: Impairment loss	(4,982)	(5,075)	(18)	–
	9,726	17,581	–	18

Movement in goodwill during the period is as follows:

	CIHL Group	
	31 March 2005	31 December 2003
	S$'000	*S$'000*
Balance at 1 January	5,563	–
Reclassified from goodwill included in Intangible Assets *Note 16(c)*	–	5,563
	5,563	5,563
Less: Accumulated amortisation	(669)	(321)
Balance at 31 March/31 December	4,894	5,242

Movement in accumulated amortisation:

	CIHL Group 31 March 2005 S$'000	CIHL Group 31 December 2003 S$'000
Balance at 1 January	321	–
Reclassified from goodwill included in Intangible Assets	–	321
Amortisation charge for the period	348	–
Balance at 31 March/31 December	669	321

Particulars of the principal associated companies are set out in Note 32 to the financial statements.

11. ***Interest in joint venture***

	CIHL 31 March 2005 S$'000	CIHL 31 December 2003 S$'000
Unlisted equity shares, at cost	101,946	101,946

Particulars of the joint venture are as follows:

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 31 March 2005 %	Percentage of effective interest held 31 December 2003 %	Cost of investment 31 March 2005 S$'000	Cost of investment 31 December 2003 S$'000
Clipsal Asia Holdings Limited	Hong Kong	Investment holding	50	50	101,946	101,946

The amount under the respective balance sheet and profit and loss categories of the joint venture reported by way of proportionate consolidation in accordance with FRS 31 – Financial Reporting of Interests in Joint Ventures are as follows:

	31 March 2005 S$'000	31 December 2003 S$'000
Balance sheet		
Non-current assets	45,944	45,505
Current assets	115,834	139,488
Current liabilities	(70,149)	(77,006)
Non-current liabilities	(1,723)	(2,574)
Minority interest	(5,260)	(3,587)
Net assets	84,646	101,826

	15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000
Profit and loss statement		
Loss before income tax	(10,708)	–
Income tax	(1,612)	–
Loss after income tax	(12,320)	–
Minority Interest	(1,299)	–
Loss after income tax and minority interest	(13,619)	–

CIHL Group's share of joint venture's capital commitments and contingent liabilities, which have been included in Notes 28 and 30, is S$456,000 (2003: S$511,000) and S$482,000 (2003: S$227,000) respectively.

12. Investment in unlisted equity shares

	CIHL Group 31 March 2005 S$'000	31 December 2003 S$'000
Unlisted equity shares, at cost	36,181	75,990
Shareholder's loans	32,055	46,658
	68,236	122,648
Less: Provision for impairment loss	(10,156)	(10,132)
	58,080	112,516

The investment represents 19% (2003: 40%) interest in Gerard Corporation Pty Ltd ("Gerard Corp"), following CIHL Group's disposal of 21% interest during the financial period.

The shareholder's loans were provided by all shareholders in proportion of their respective shareholdings. Of the amount of S$32,055,000 (2003: S$46,658,000), S$25,390,000 (2003: S$46,658,000) is capital in nature, non-interest bearing and has no fixed terms of repayment. The remaining S$6,665,000 (2003: S$Nil) is unsecured, bears interest at 6.75% per annum and is repayable on 26 August 2009.

It is not practicable within the constraint or cost to reliably determine the fair value of the shareholder's loan of S$25,390,000, as this balance has no fixed terms of repayment. The directors are of the opinion that the carrying amount of the remaining S$6,665,000 approximates its fair value.

13. Other investments

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Non-current:				
Listed securities	4	5	–	–
Unlisted securities	2,203	10,217	–	–
Corporate club membership, at cost	196	194	194	194
	2,403	10,416	194	194
Market value of listed securities	4	5	–	–
Current:				
Transfer from non-current investment	9,845	–	–	–
Revaluation gain included in exceptional items *Note 4(c)*	8,243	–	–	–
Listed securities, at fair value	18,088	–	–	–
Market value of listed securities	32,368	–	–	–

14. Investment property

	CIHL Group and CIHL	
	31 March 2005	31 December 2003
	S$'000	*S$'000*
Residential property, at valuation:		
At beginning of period	37	–
Addition during the period	–	73
Less: Provision for impairment loss*	(37)	(36)
At end of period	–	37

* *Included in other operating expenses*

15. Non-current receivables

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Secured *Note 15(a)*	60,601	–	–	–
Unsecured *Note15 (b)*	79,673	75,423	6,665	–
	140,274	75,423	6,665	–

a. The secured receivable is the non-current portion of outstanding instalments in respect of the divestment of 12.387% interest in Gerard Corp in 2003 and the subsequent divestment of a further 21% interest during the financial period. The balances are secured over the debtors' equity interest in Gerard Corp up to 34.33%, bear interest at 1.5% above the Australian bank bills swap reference average buying rate for bank bills of 180 days and are repayable in 5 instalments with final instalment by year 2009.

b. The unsecured non-current receivables comprised:

i) An advance of S$3,809,000 (2003: S$3,799,000) granted to Pierlite Pty Ltd ("Pierlite") for the purpose of expanding its lighting business. The advance bears interest at 6.83% per annum and has no fixed terms of repayment;

ii) An interest-free advance of S$3,595,000 (2003: S$3,205,000) granted to a trade associate to facilitate the selling and distribution of CIHL Group's products. This advance has no fixed terms of repayment;

iii) A deposit of S$502,000 (2003: S$Nil) for investment in a subsidiary;

iv) A portion of the consideration for the sale of CIHL Group's entire 52.4% effective interest in Gerard Industries (No. 3) Pty Ltd's EWDIS business to Schneider in 2003 of S$64,759,000 (2003: S$64,592,000), together with accrued interest of S$4,454,000 (2003: S$Nil), are being retained by the purchaser for a period of four years from 22 December 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the Australian Share Purchase Agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate; and

v) An amount of S$2,554,000 (2003: S$3,827,000) being the outstanding instalments relating to the sale consideration for disposal of a former associated company to an independent third party. The amount bears interest at 1.25% above Euribor rate and is repayable in four equal instalments by year 2007.

c. It is not practicable within the constraint and cost to reliably determine the fair value of the above advances b(i) and b(ii) as they have no fixed terms of repayment. The directors are of the opinion that the carrying amount of both the secured and the unsecured non-current receivables approximate their fair values.

16. Intangible assets

a. *Deferred expenditure*

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Product development expenditure and technical know-how acquired at cost	18,297	10,308	–	–
Less: Accumulated amortisation	(7,766)	(5,557)	–	–
	10,531	4,751	–	–

b. *ULTI intellectual property*

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
At cost	–	7,105	–	–

c. *Goodwill*

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000* (Restated)	*S$'000*	*S$'000*
Goodwill capitalised on acquisition of subsidiaries and associated companies				
Balance at 1 January	–	11,569	–	–
Currency realignment	(9)	(27)	–	–
Additions	99	2,031	–	–
Disposals	–	(548)	–	–
Written off	–	(7,462)	–	–
Reclassified to interest in associates *Note 10*	–	(5,563)	–	–
Balance at 31 March/ 31 December	90	–	–	–
Less: Accumulated amortisation	5	–	–	–
	95	–	–	–
Total	10,626	11,856	–	–

Movement in accumulated amortisation – deferred expenditure:

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Balance at 1 January	5,557	6,736	–	356
Currency realignment	(239)	(117)	–	–
Amount written off	(714)	(3,973)	–	(356)
Charge for the period/year*	3,162	2,911	–	–
Balance at 31 March/31 December	7,766	5,557	–	–

* *Included in cost of goods sold, distribution and administrative expenses*

Movement in accumulated amortisation – goodwill:

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Balance at 1 January	–	345	–	–
Currency realignment	(20)	1	–	–
Amount written off	–	(622)	–	–
Charge for the period/year*	15	663	–	–
Disposals	–	(66)	–	–
Reclassified to interest in associates *Note 10*	–	(321)	–	–
Balance at 31 March/31 December	(5)	–	–	–

* Included in other operating expenses

17. Stocks and work-in-progress

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Work-in-progress, at cost	827	501	–	–
Raw materials	7,973	4,935	–	–
Finished goods	22,437	22,442	–	–
At net realisable value	30,410	27,377	–	–
Total	31,237	27,878	–	–

18. Debtors and prepayments

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
a. Trade debtors	46,877	47,739	–	676
Amount due from joint venture (trade)	4,684	–	–	–
Amount due from associated companies (trade)	29	1,704	–	72
Amount due from related parties (trade)	12	122	–	–
Less: Allowance for doubtful trade debts	(6,614)	(641)	–	–
	44,988	48,924	–	748

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Amount due from joint venture (non-trade)	3,871	16,978	–	7,243
Amount due from associated companies (non-trade) *Note 18(c)*	16,851	5,170	1,448	2,840
Amount due from related parties (non-trade)	85	63	–	–
	20,807	22,211	1,448	10,083
Secured debtors *Note 18(d)*	5,078	6,383	–	6,383
Deposits and prepayments	5,220	3,731	30	36
Other debtors *Note 18(e)*	79,045	67,997	10,985	16,747
Less: Allowance for doubtful non-trade debts	(124)	–	–	–
	89,219	78,111	11,015	23,166
Total	155,014	149,246	12,463	33,997

b. Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Related parties in the financial statements refer to entities owned or controlled directly or indirectly by Gold Peak Industries (Holdings) Limited, which has significant influence over CIHL (see Note 21).

c. Included in the amount due from associated companies (non-trade) is a loan of S$11,580,000 (2003: S$Nil) to an associated company. The loan is unsecured, non-interest bearing and is repayable on 31 May 2005.

d. i) The amount of S$5,078,000 (2003: S$Nil) being the current portion of outstanding instalments in relation to the divestment in Gerard Corp as detailed in Note 15(a); and

ii) The receivable in Year 2003 related to a loan granted to the shareholder of Pierlite, a leading manufacturer of light fitting products in Australia, in consideration for an option to acquire up to a 49% interest in Pierlite and in consideration of the balance of the loan outstanding at the time the option is exercised. The amount was fully repaid during the period as the option was not exercised.

e. Other debtors comprised mainly:

i) advances to trade associates totalling S$41,364,000 (2003: S$15,243,000) to facilitate the selling and distribution of CIHL Group's products. These advances bear interest at commercial rate and have no fixed terms of repayment;

ii) an advance of S$3,783,000 (2003: S$3,504,000) to a subsidiary of Gerard Corp. This advance bears interest at commercial rate and has no fixed terms of repayment;

iii) an advance of S$10,705,000 (2003: S$16,335,000) by CIHL to an associated company of Gerard Corp. This advance bears interest at commercial rate and has no fixed terms of repayment;

iv) an amount due from an external party totalling S$2,735,000 (2003: S$Nil) for the sale of an office and warehouse in Malaysia; and

v) the core assets to be delivered to the joint venture which is recorded as receivable of S$14,932,000 (2003: S$15,835,000) in their accounts.

19. Creditors and accrued charges

	CIHL Group		**CIHL**	
	31 March 2005	**31 December 2003**	**31 March 2005**	**31 December 2003**
	S$'000	*S$'000*	*S$'000*	*S$'000*
Creditors and accrued charges	43,451	58,501	866	9,121
Provision for cost of restructuring of operations	18,279	56,113	17,937	56,113
Amount due to joint venture:				
Trade	788	–	–	–
Non-trade	16,695	8,942	25,373	–
Amount due to associated companies:				
Trade	1,367	2,825	–	–
Non-trade	265	2	–	–
Amount due to related parties *Note 18 (b)*:				
Trade	785	284	–	–
Non-trade	66	621	–	25
	81,696	127,288	44,176	65,259

Provision for cost of restructuring mainly comprises costs expected to be incurred in completing the strategic alliance with Schneider and its movement during the financial period is as follows:

	CIHL Group		**CIHL**	
	31 March 2005	**31 December 2003**	**31 March 2005**	**31 December 2003**
	S$'000	*S$'000*	*S$'000*	*S$'000*
Balance at 1 January	56,113	–	56,113	–
Additions	2,536	56,113	1,633	56,113
Amount utilised	(40,370)	–	(39,809)	–
Balance at 31 March/31 December	18,279	56,113	17,937	56,113

The provisions are expected to be utilised substantially within the next twelve months, subject to clarification and verification of the amount claimed.

20. Obligations under finance leases and hire purchase contracts

	CIHL Group			
	Minimum lease payments		Present value of minimum lease payments	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	S$'000	S$'000	S$'000
Amounts payable under finance leases:				
Within one year	114	77	102	72
In the second to fifth years inclusive	100	92	85	85
	214	169	187	157
Less: Future finance charges	(27)	(12)	–	–
Present value of lease	187	157	187	157
Less: Amount due within one year as shown under current liabilities	(102)	(72)		
Amount due in the second to fifth years inclusive	85	85		

The average effective borrowing rates range from 4% to 10% (2003: 3.3% to 6%) per annum.

21. Holding companies

CIHL's immediate holding company is GP Industries Limited ("GPIL"), a company incorporated in Singapore and listed on the Singapore Exchange Securities Trading Limited. Gold Peak Industries (Holdings) Limited ("GPIH"), a public company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong Limited, previously a major shareholder of CIHL, is now the ultimate holding company through its interest in GPIL. The amounts due to both GPIL and GPIH bear interest at commercial rates and have no fixed terms of repayment.

22. Bank loans, overdrafts and import loans

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Current portion of bank loans Note 23	1,166	107,841	–	104,088
Short term loans	56,011	94,877	–	25,419
Bank overdrafts	1,671	1,247	–	–
Import loans	5,593	5,474	–	–
	64,441	209,439	–	129,507
Of which:				
Secured	157	1,687	–	–
Unsecured	64,284	207,752	–	129,507
	64,441	209,439	–	129,507

Certain of CIHL Group's leasehold land and buildings have been pledged to banks to obtain the above secured bank borrowings (see Note 8).

Interest rates on bank loans, bank overdrafts and import loans ranged from 1.27% to 7.75% (2003: 2.50% to 7.00%) per annum.

23. Bank loans

	CIHL Group		CIHL	
	31 March 2005	**31 December 2003**	**31 March 2005**	**31 December 2003**
	S$'000	*S$'000*	*S$'000*	*S$'000*
Bank loans:				
Secured	444	612	–	–
Unsecured	1,832	112,314	–	107,588
	2,276	112,926	–	107,588
Less: Amounts due within one year *Note 22*				
Secured	(157)	(142)	–	–
Unsecured	(1,009)	(107,699)	–	(104,088)
	(1,166)	(107,841)	–	(104,088)
	1,110	5,085	–	3,500

The bank loans are repayable within the periods as follows:

	CIHL Group		CIHL	
	31 March 2005	**31 December 2003**	**31 March 2005**	**31 December 2003**
	S$'000	*S$'000*	*S$'000*	*S$'000*
More than one year, but not exceeding two years	558	4,482	–	3,500
More than two years, but not exceeding five years	552	603	–	–
	1,110	5,085	–	3,500

Certain of CIHL Group's leasehold land and buildings have been pledged to banks to obtain the above secured bank borrowings (see Note 8).

Interest rates on bank loans ranged from 2.00% to 7.50% (2003: 2.50% to 7.00%) per annum.

The unsecured bank loans in Year 2003 included a US$40 million and S$36 million Transferable Loan Facility ("TLF") obtained from a syndicate of banks in September 2001 to refinance the then existing US$40 million TLF. The interest on the TLF was based on SIBOR plus 1.10% margin for the US$ tranche and swap offer rate plus 1.10% margin for the S$ tranche. The TLF was fully repaid by September 2004.

The directors are of the opinion that the carrying amount of the non-current bank borrowings approximate their fair values.

24. Deferred tax assets/(liabilities)

	CIHL Group		CIHL	
	31 March 2005 *S$'000*	*31 December* 2003 *S$'000*	*31 March* 2005 *S$'000*	*31 December* 2003 *S$'000*
Deferred tax assets	844	252	–	–
Deferred tax liabilities	(1,867)	(1,679)	(1,500)	(1,618)
Net deferred tax liabilities	(1,023)	(1,427)	(1,500)	(1,618)

Movements of the net deferred tax (liabilities)/assets, recognised by CIHL Group and CIHL are as follows:

	Accelerated tax depreciation *$'000*	Tax losses *S$'000*	Other temporary differences *S$'000*	Total *S$'000*
CIHL Group				
Balance at 1 January 2003	(254)	526	(59)	213
Currency realignment	6	(1)	(24)	(19)
Charge to income for the year	(263)	(381)	(759)	(1,403)
Less: Disposals	474	(144)	(766)	(436)
Add: Acquisition	(237)	72	383	218
Balance at 31 December 2003	(274)	72	(1,225)	(1,427)
Currency realignment	7	4	(19)	(8)
(Charge)/Credit to income for the period	(348)	(150)	555	57
Adjustment	60	104	191	355
Balance at 31 March 2005	(555)	30	(498)	(1,023)

	Accelerated tax depreciation *S$'000*	Tax losses *S$'000*	Offshore interest not remitted *S$'000*	Total *S$'000*
CIHL				
Balance at 1 January 2003	(161)	526	–	365
Credit/(Charge) to income for the year	151	(526)	(1,608)	(1,983)
Balance at 31 December 2003	(10)	–	(1,608)	(1,618)
(Charge)/Credit to income for the period	(10)	–	128	118
Balance at 31 March 2005	(20)	–	(1,480)	(1,500)

25. Share capital

	CIHL Group and CIHL			
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	'000	*'000*	*S$'000*	*S$'000*
Authorised (par value of S$0.30 per share)	200,000	200,000	60,000	60,000
Issued and Fully Paid:				
Balance at 1 January	122,644	120,390	36,793	36,117
Issued during the period/year	4,955	2,254	1,487	676
Balance at 31 March/31 December	127,599	122,644	38,280	36,793

During the financial period, CIHL issued the following ordinary shares:

i) 315,000 shares of S$0.30 each at S$1.9125 per share for cash to option holders upon the exercise of their options granted under CIHL's CIHL Share Option Scheme 1999;

ii) 60,000 shares of S$0.30 each at S$2.025 per share for cash to option holders upon the exercise of their options granted under CIHL's CIHL Share Option Scheme 1999; and

iii) 4,579,530 shares of S$0.30 each at S$2.49 per share to Shareholders who elected to receive scrip dividend for their entitlement to the 2003 final dividend pursuant to CIHL's Scrip Dividend Scheme ("SDS").

The movements in the share premium account are set out in the Statement of Changes in Equity.

Details of outstanding share options of CIHL are set out in paragraph 5(f) of the Directors' Report.

26. Prior year adjustments

During the financial period, the following adjustments relating to prior years have arisen for which CIHL Group had adopted the benchmark treatment under Singapore Financial Reporting Standard No. 8 and accounted for the effects against prior year retained earnings.

The prior year adjustments were due to late receipt of audited financial statements of an associated company in Australia which reported substantial loss for its financial year ended 30 June 2003. The loss was mainly attributed to a write-down in value of land to recoverable amount in accordance with the relevant local accounting standard, and the write-off of deferred tax assets as realisation of the benefit was not assured beyond reasonable doubt.

The effects of prior year adjustments on CIHL Group's financial statements are as follows:

	Previously reported S$'000	Reclassification of goodwill** S$'000	Prior year adjustments S$'000	As restated S$'000
Balance sheet items				
Interest in associated companies:				
Unlisted equity shares, at cost	11,472	–	–	11,472
Share of post acquisition reserves	8,968	–	(3,026)	5,942
Goodwill	–	5,242	–	5,242
Impairment	(5,075)	–	–	(5,075)
Balance at 31 December 2003	15,365	5,242	(3,026)	17,581
Goodwill capitalised on acquisition of subsidiaries and associated companies:				
Balance at 1 January 2003	11,569	–	–	11,569
Currency realignment	(27)	–	–	(27)
Additions	2,031	–	–	2,031
Disposals	(548)	–	–	(548)
Written off	(7,462)	–	–	(7,462)
Accumulated depreciation	(321)	–	–	(321)
Reclassification to interest in associated companies	–	(5,242)	–	(5,242)
Balance at 31 December 2003	5,242	(5,242)	–	–
Revaluation reserves:				
Balance at 1 January 2003	25,502	–	–	25,502
Share of associated companies' asset revaluation reserves	1,804	–	141	1,945
Revaluation reserve reversed to retained earnings on disposal of investments	(27,289)	–	–	(27,289)
Balance at 31 December 2003	17	–	141	158
Retained profits:				
Balance at 1 January 2003	94,485	–	–	94,485
Revaluation reserve reversed to retained earnings on disposal of investments	27,289	–	–	27,289
Goodwill reversed to retained earnings on disposal of investments	(27,017)	–	–	(27,017)
Profit attributable to shareholders	109,028	–	(3,167)	105,861
Dividends	(17,155)	–	–	(17,155)
Balance at 31 December 2003	186,630	–	(3,167)	183,463
Profit and loss items				
Other operating expenses	(4,296)	276	–	(4,020)
Share of results of associated companies	16,816	(276)	(2,823)	13,717
Taxation	(12,601)	–	(344)	(12,945)
Net profit attributable to shareholders	109,028	–	(3,167)	105,861

** *Reclassification of goodwill on acquisition to interest in associated companies and amortisation to share of results of associated companies*

27. Lease commitments

	CIHL Group		CIHL	
	15 months ended 31 March 2005	Year ended 31 December 2003	15 months ended 31 March 2005	Year ended 31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Minimum lease payments paid under operating leases	2,745	3,534	–	79

At the balance sheet date, the commitments in respect of future operating lease rentals which have not been provided for in the financial statements are as follows:

	CIHL Group		CIHL	
	31 March 2005	31 December 2003	31 March 2005	31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*
Within one year	1,232	1,756	–	81
Within two to five years	831	963	–	78
After five years	1,804	1,571	–	–
	3,867	4,290	–	159

28. Capital commitments

	CIHL Group	
	31 March 2005	31 December 2003
	S$'000	*S$'000*
Capital expenditure contracted for but not provided for	1,482	6,686
Capital expenditure authorised but not contracted for	41	–
	1,523	6,686

29. Other commitments

a. Under the terms of the revised joint venture agreement ("JVA") dated 22 December 2003, CIHL has an option (the "Clipsal Put Option") to sell its entire existing 50% interest in CAHL to Schneider and Schneider has an option (the "Schneider Call Option") to acquire CIHL's entire existing 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after 21 December 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after 1 April 2007 and then at any time after 1 April 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

Should the Clipsal Put Option or the Schneider Call Option be exercised, the exercise price will be an amount representing the shareholding percentage of CIHL in the CAHL Group and which is the greater of the followings:

(i) an amount calculated by reference to a multiple of the earnings before interest and tax of the CAHL Group minus its finance debt; and

(ii) an amount calculated as a multiple of the consolidated shareholders funds of the CAHL Group plus an amount of US$8 million,

depending on the circumstances upon which the Clipsal Put Option or Schneider Call Option is exercised.

It is not practicable within the constraint or cost to reliably determine the fair value of the options. The exercise price of the Clipsal Put Option and Schneider Call Option is disclosed in the above paragraphs.

b. At the period end, CIHL has the following outstanding foreign forward exchange contracts:

	31 March 2005	**31 December 2003**
Buy	–	S$55,815,000
Sell	–	A$50,000,000
Fair value liability recognised	–	S$7,510,000

30. Contingent liabilities (unsecured)

	CIHL Group		**CIHL**	
	31 March 2005	**31 December 2003**	**31 March 2005**	**31 December 2003**
	S$'000	*S$'000* (Restated)	*S$'000*	*S$'000* (Restated)
Export bills discounted with recourse	482	227	–	–
Guarantees given to certain banks in respect of banking facilities utilised by associated companies	9,443	9,013	9,443	9,013
Guarantees given to certain banks in respect of banking facilities utilised by subsidiaries	–	–	29,900	37,700
Guarantees given to certain banks in respect of banking facilities utilised by subsidiaries of Joint Venture	5,160	24,273	10,320	48,547
	15,085	33,513	49,663	95,260

31. **Subsidiaries**

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 31 March 2005 %	31 December 2003 %	Cost of investment 31 March 2005 S$'000	31 December 2003 S$'000
Ample Technique Sdn Bhd (iii)	Malaysia	Property holding	100	100	796	796
Ashton Investments Pte Ltd (i)	Singapore	Investment holding	100	100	#	#
Bowden (Australia) Pty Ltd (vii)	Australia	Investment holding	100	100	#	6,438
Bowden China Limited (v)	The People's Republic of China	Manufacturing and trading of electrical wiring accessories, electronic control devices and related products	100*	100*	–	–
Bowden Industries Limited (ii)	Hong Kong	Investment holding, manufacturing and trading of electrical wiring accessories, electronic control devices and related products	100	100	54,184	54,184
Bowden Industries (China) Limited (ii)	Hong Kong	Investment holding	100*	100*	–	–
Bowden Switchgear (HK) Ltd (ii)	Hong Kong	Investment holding	100*	100*	–	–
Bowden Univolt Extrusion (China) Limited (v)	The People's Republic of China	Manufacturing and trading of PVC conduits and related products	100*	100*	–	–
Burgess Investments Limited (vii)	Bahamas	Investment holding	100	100	#	#
Clipsal Marketing (Pvt) Ltd (vi)	Sri Lanka	Marketing and trading of electrical installation products	51	51	19	19
Dragon Star Enterprises Limited (vii)	British Virgin Islands	Investment holding	100	100	#	#
Easy Charm Ltd (ii)	Hong Kong	Investment holding	100*	100*	–	–
Fortune Way Developments Limited (vii)	British Virgin Islands	Property investment	100*	100*	–	–

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 31 March 2005 %	31 December 2003 %	Cost of investment 31 March 2005 S$'000	31 December 2003 S$'000
Foshan GP Electrical Industries Co Ltd formerly known as G.P. Electrical Industries (Shunde) Co Ltd (iii)	The People's Republic of China	Manufacturing and trading of electrical and electronic products	100*	100*	–	–
GE Bowden China Co Ltd (iv)	The People's Republic of China	Manufacturing and trading of electrical and electronic products	100*^	47.5*^	–	–
GP Lighting Technology (Huizhou) Limited formerly known as Pierlite Lighting Co Limited (v)	The People's Republic of China	Manufacturing and trading of lighting products and accessories	90*	90*	–	–
GP Lighting Technology (HK) Limited formerly known as Pierlite Lighting (HK) Limited (ii)	Hong Kong	Trading of lighting products and related electrical products	100	100	2	2
Gourmets of Asia Limited (ii)	Hong Kong	Marketing and trading of wine products	100*	100*	–	–
Pacific Fame Investments Ltd (vii)	*British Virgin Islands*	*Investment holding*	*100*	*100*	*#*	*#*
Pinberry Investments Limited (vii)	British Virgin Islands	Investment holding	100*	100*	–	–
Refour Group Ltd (vii)	British Virgin Islands	Trading of electrical and electronic products	100*	100*	–	–
Regal Trinity Limited (vii)	British Virgin Islands	Investment holding	100*	100*	–	–
Star Bright Technology Limited (ii)	Hong Kong	Investment holding	100*	100*	–	–
Tarway Two Pty Ltd (vii)	Australia	Investment holding	100*	100*	–	–
					55,001	61,439

(i) Audited by Deloitte & Touche, Singapore

(ii) Audited by member firms of Deloitte Touche Tohmatsu

(iii) Audited by another firm of auditors, Guangdong Dezheng Certified Public Accountants Ltd

(iv) Audited by another firm of auditors, Huizhou Shi Zhengda Certified Public Accountants Co Ltd

(v) Audited by another firm of auditors, Huizhou Zhong Hong Xin Yuelong Certified Public Accountants Co Ltd

(vi) Audited by another firm of auditors, SJMS Associates Chartered Accountants

(vii) Not audited as there is no statutory requirement in their respective countries of incorporation

* Directly held by subsidiaries of CIHL

^ Became a subsidiary during the financial period

Refers to cost of investment less than S$1,000

32. Associated companies

The principal associated companies are as follows:

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 31 March 2005 %	Percentage of effective interest held 31 December 2003 %	Cost of investment CIHL Group 31 March 2005 S$'000	Cost of investment CIHL Group 31 December 2003 S$'000	Cost of investment CIHL 31 March 2005 S$'000	Cost of investment CIHL 31 December 2003 S$'000
Clipsal Components (Pvt) Ltd (iii)	Sri Lanka	Manufacturing and trading of components for electrical wiring accessories	49*	49*	-	-	-	-
Clipsal Lanka (Private) Limited (iii)	Sri Lanka	Manufacturing and trading of electrical wiring accessories	49	49	18	18	18	18
Lovato Controlgear (China) Ltd (vi)	The People's Republic of China	Manufacturing and marketing of industrial controlgears and related products	47.5*	47.5*	-	-	-	-
Lovato Controlgear (Hong Kong) Limited (i)	Hong Kong	Investment holding and marketing of industrial controlgears and related products	50*	50*	645	645	-	-
Clipsal (Thailand) Co., Ltd (ii)	Thailand	Marketing and trading of electrical wiring accessories, electronic control devices and related products	(a)	49*	-	1,383	-	-
GE Bowden China Co Ltd (v)	The People's Republic of China	Manufacturing and trading of electrical and electronic products	(b)	47.5*	-	2,065	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 31 March 2005 %	Percentage of effective interest held 31 December 2003 %	Cost of investment CIHL Group 31 March 2005 S$'000	Cost of investment CIHL Group 31 December 2003 S$'000	Cost of investment CIHL 31 March 2005 S$'000	Cost of investment CIHL 31 December 2003 S$'000
GE Bowden (Hong Kong) Ltd [(iv)]	Hong Kong	Trading of electrical and electronic products	50*	50*	1	1	-	-
High Rank Communication Ltd [(vii)]	Hong Kong	Development, manufacturing and marketing of a wide range of radio frequency and data communication products and accessories	35*	35*	503	503	-	-
Huizhou Desay-GP Electrical Co. Ltd [(viii)]	The People's Republic of China	Manufacturing and trading of electrical and electronic products and accessories	49*	49*	1,090	1,090	-	-
Lighthouse Technologies Limited [(i)]	Hong Kong	Development, manufacturing and distribution of light emitting diode modular video display panels	29.55*	29.55*	2,593	2,593	-	-
Tapestry Vineyards Pty Ltd [(i)]	Australia	Vineyard	49*	49*	3,174	3,174	-	-
					8,024	11,472	18	18

(i) Audited by member firms of Deloitte Touche Tohmatsu

(ii) Audited by member firms of KPMG

(iii) Audited by another firm of auditors, Nihal Hettiarachchi & Co., Chartered Accountants

(iv) Audited by another firm of auditors, K.M. Leung & Co Certified Public Accountants

(v) Audited by another firm of auditors, Huizhou Shi Shengda Certified Public Accountants

(vi) Audited by another firm of auditors, Huizhou Zhong Hong Xin Yuelong Certified Public Accountants Co Ltd

(vii) Audited by another firm of auditors, Henny Wee & Co Certified Public Accountants

(viii) Audited by another firm of auditors, Huizhou Tinshun Certified Public Accountants Co Ltd

* Indirect shareholdings

(a) Became a subsidiary of Joint Venture during the financial period

(b) Became a subsidiary during the financial period

33. Related party transactions

In addition to the related party information disclosed elsewhere in the accounts, CIHL Group has transactions with related parties on normal commercial terms as agreed between the parties as follows:

	CIHL Group	
	15 months ended 31 March 2005	**Year ended 31 December 2003**
	S$'000	*S$'000*
Sales to related parties	91	123
Purchases from related parties	2,049	2,677
Rental income from related parties	23	31
Rental paid to related parties	69	25

34. Segment information

CIHL Group's activities are primarily based in the People's Republic of China including Hong Kong and other Asian countries. The dominant source and nature of CIHL Group's risk and returns are based on the geographical areas where its production facilities and assets are located. Therefore, the primary segment is geographical segments by location of assets.

Primary segment information for CIHL Group based on geographical segments for the 15 months ended 31 March 2005 are as follows:

Geographical segments by location of assets:

	Hong Kong and China		Other Asian Countries		Others		Eliminations		Consolidated	
	15 months ended 31 March 2005	Year ended 31 December 2003	15 months ended 31 March 2005	Year ended 31 December 2003	15 months ended 31 March 2005	Year ended 31 December 2003	15 months ended 31 March 2005	Year ended 31 December 2003	15 months ended 31 March 2005	Year ended 31 December 2003
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
	(Restated)				(Restated)				(Restated)	
Revenue										
External sales	63,742	81,938	63,068	75,551	30,185	31,785	-	-	156,995	189,274
Inter-segment sales	9,094	10,420	6,880	7,663	37	-	(16,011)	(18,083)	-	-
Total revenue	72,836	92,358	69,948	83,214	30,222	31,785	(16,011)	(18,083)	156,995	189,274
Results										
Segment results	(15,300)	(1,958)	7,708	6,144	6,858	1,248			(734)	5,434
Interest on borrowings									(5,047)	(6,720)
Loss before exceptional items									(5,781)	(1,286)
Exceptional items									9,970	107,883
Profit before share of results of associated companies									4,189	106,597
Share of results of associated companies	(1,611)	(389)	885	1,494	-	12,612			(726)	13,717
Profit before taxation									3,463	120,314
Taxation									(2,077)	(12,945)
Profit after taxation									1,386	107,369
Minority interests									(533)	(1,508)
Profit attributable to shareholders									853	105,861

	Hong Kong and China 31 March 2005 S$'000	Hong Kong and China 31 December 2003 S$'000 (Restated)	Other Asian Countries 31 March 2005 S$'000	Other Asian Countries 31 December 2003 S$'000	Others 31 March 2005 S$'000	Others 31 December 2003 S$'000 (Restated)	Eliminations 31 March 2005 S$'000	Eliminations 31 December 2003 S$'000	Consolidated 31 March 2005 S$'000	Consolidated 31 December 2003 S$'000 (Restated)
Balance Sheet										
Segment assets	230,072	219,030	61,964	278,830	157,516	97,300			449,552	595,160
Interest in associated companies	8,632	14,748	1,094	2,833	-	-			9,726	17,581
Investment in unlisted equity shares	-	-	-	-	58,080	112,516			58,080	112,516
Taxation recoverable									560	738
Deferred tax assets									844	252
Consolidated total assets	238,704	233,778	63,058	281,663	215,596	209,816			518,762	726,247
Segment liabilities	31,967	49,886	45,862	75,926	4,573	4,465			82,402	130,277
Obligations under finance leases and hire purchase contracts									187	157
Bank loans, overdrafts and import loans									65,551	214,524
Taxation payable									2,463	1,430
Deferred taxation									1,867	1,679
Consolidated total liabilities	31,967	49,886	45,862	75,926	4,573	4,465			152,470	348,067
Other information										
Addition of:										
Fixed assets	7,241	24,052	2,863	2,801	1,245	3,274			11,349	30,127
Deferred expenditure	1,567	285	44	24	-	-			1,611	309
ULTI intellectual property	-	-	-	-	-	3,180			-	3,180
Goodwill	99	1,993	-	38	-	-			99	2,031
Non-cash expenses:										
Depreciation and amortisation	7,444	6,189	2,907	4,292	404	264			10,755	10,745

Revenue by location of customers

	CIHL Group 15 months ended 31 March 2005 S$'000	CIHL Group Year ended 31 December 2003 S$'000
Hong Kong & China	57,144	74,588
Other Asian Countries	56,071	70,148
Australia & Others	43,780	44,538
	156,995	189,274

CIHL Group operates predominantly in one business segment, being in the development, manufacturing and marketing of electrical installation products and most of the assets of CIHL Group are deployed in these operations.

35. Financial risks and management

a. Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to CIHL Group. CIHL Group companies perform ongoing credit evaluation of their counterparty's financial condition and generally do not require a collateral.

CIHL Group does not have any significant credit exposure to any single counterparty or any Group of counterparties having similar characteristics.

b. Interest rate risk

CIHL Group's interest rate risk relates to interest bearing debt and interest bearing assets. The interest rates and repayment terms of non-current receivables are disclosed in Note 15 to the financial statements and the interest rates and repayment terms of short-term and long-term debts are disclosed in Notes 22 and 23 to the financial statements.

c. Foreign currency risk

CIHL Group's foreign currency exposures arise mainly from the exchange rate movements of the United States, Australian and Hong Kong dollar against the Singapore dollar, CIHL's reporting currency.

Those exposures are managed by using natural hedges that arise from offsetting financial assets and financial liabilities that are denominated in foreign currencies.

CIHL has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk.

d. Liquidity risk

Liquidity risk refers to the risk in which CIHL Group has difficulties in meeting its short-term obligations. Liquidity risk is managed by matching the payment and receipt cycle. CIHL Group's operations are financed mainly through equity and accumulated profits.

e. Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities reported in the balance sheet approximate the carrying amount of those assets and liabilities, determined in accordance with the accounting policies disclosed in Note 2 to the financial statements.

36. Comparatives

The financial statements for the financial period ended 31 March 2005 covered the fifteen months from 1 January 2004 to 31 March 2005. The financial statements for the financial year ended 31 December 2003 covered the twelve months ended 31 December 2003.

REVIEW OF OPERATIONS

Review of operations for the year ended December 31, 2002

During the year under review, business conditions in most of our key Asian markets remained highly competitive. Despite the tough environment, CIHL Group has been able to cushion the decline in overall turnover through its aggressive marketing efforts, strategic introduction of new products, expansion into new business segments and sales growth in emerging markets. Amidst the highly competitive trading environment, overall profit margin has improved in key markets through continuous programmes to improve operating efficiencies.

North Asian markets

In China, the economic growth continued to be satisfactory with the building sector remained strong but very competitive. This was mainly due to very keen competition from a large number of local manufacturers as well as from multinational competitors subsequent to the reduction of import duties following China's entry into the World Trade Organisation. To strengthen our presence in the market, CIHL Group has launched aggressive marketing and promotional campaigns in major cities to raise consumer awareness of the Clipsal brand, resulting in very positive response. The strategic introduction of mid-priced E1000 range and enhanced C-Spectra range of wiring accessories, C-Bus intelligent building systems and datacommunication products helped stimulate sales. Sales management has been strengthened with more experienced and motivated staff with particular emphasis on the development of the retail network and expansion of distribution channels.

In Hong Kong, the economy and property market remained soft. We have to constantly adjust our selling prices downwards to cope with stiff price competition and maintain our market share.

In Taiwan, the property market and construction industry remained sluggish. CIHL Group has strengthened the wiring accessories distribution network and has appointed more system integrators to install and service the C-Bus intelligent lighting systems.

South East Asian markets

The Singapore market continued to contract and competition intensified throughout 2002 in view of the over-supply of both public and private residential properties, weak economic outlook and increasing unemployment.

In Malaysia, the market was soft with publicly funded projects continuing to dominate the building and construction sector. Despite the keen competition, we recorded a marginal growth in turnover mainly due to our dominance in the electrical wiring accessories market and diversification into C-Bus intelligent lighting systems and data communication products.

In the Indonesian market, CIHL Group recorded higher sales as the currency stabilised. There were more new projects, mainly domestic funded projects, through-out Indonesia. However, the bombing in Bali in October has slowed down the local project development.

In Sri Lanka, Clipsal continued to perform satisfactorily, dominating the wiring accessories and low voltage switchgear markets. The Pakistan market gained momentum with economic growth improving as its currency strengthened and foreign aid increased.

Australia

In Australia, trading conditions remained favourable, especially for the residential sector where low interest rates and aggressive marketing and promotional initiatives stimulated strong demand. Demand from the industrial and commercial sectors was steady. Significant growth was achieved in the intelligent building systems and data communication products. Overall, our associated company, Gerard Industries Pty Ltd, recorded improved sales, profitability and market share, especially in the second half of the year.

Emerging and new markets

In Vietnam, CIHL Group achieved healthy sales and profit growth which was driven by a strong demand for electrical accessories and miniaturised circuit breakers.

Our 39.8% Italian associated company, Lovato SpA, which develops, manufactures and markets industrial switchgears, achieved improved turnover and continued to contribute positively to CIHL Group's results.

In the Middle East, strong sales growth was registered. Sales in Saudi Arabia doubled and the number of countries served increased from 15 to 18 by the end of 2002. Economic activities continued to gear up particularly with more hotel and resort developments and commercial building projects. Private residential developments also increased as some Gulf countries allowed foreign ownership of residential properties.

Demand from other emerging markets including the Philippines and Thailand gained momentum although price competition was keen.

Conclusion

The Asian markets are expected to be volatile with the generally slow-growing economy in Asia and the war in Iraq.

The China market will improve following its entry to the WTO but competition will remain keen. The Beijing Olympics in 2008 and Shanghai Expo in 2010 will provide good business opportunities in the medium term. Efforts are being focused to expand our distribution network, especially in the retail segment of second and thirdtier cities where increased affluence generates more demand for better quality residential buildings. The Hong Kong market is expected to remain weak despite government initiated policies to support the residential housing market.

The Singapore market will remain soft throughout 2003 due to the uncertain economic outlook and an oversupply of residential properties. Competition will intensify due to new and cheaper foreign competitors enter the market as a result of the changes in the Prescribed Articles Scheme. Demand in the Malaysian market is expected to improve upon the government initiated spending directed at housing and commercial constructions. Our Middle East operations will expand its manufacturing operations for better costefficiency and to take advantage of harmonisation of tariffs in the Gulf Co-Operation Countries.

In Australia, the construction sector will continue to experience steady growth with the stabilisation of interest rates. Gerard Industries will embark on an extensive marketing campaign to achieve market growth by focusing on data communications and C-Bus intelligent lighting systems. Emphasis will also be placed on improving operating efficiencies.

CIHL Group will continue to improve its operating efficiencies and to reduce product and operating costs through the continuous improvement programmes. To strengthen our market leadership in most of the key Asian markets, we will launch more new product ranges such as the high-end ULTI range of wiring accessories. More resources will be allocated to marketing and promotional activities, expanding into strategic business segments and strengthening our distribution network.

Review of operations for the year ended December 31, 2003

CIHL Group achieved fairly steady sales growth in the fourth quarter with the stabilisation of its key markets and strong building activities in the Middle East. The overall gross profit margin was maintained through conscious efforts to improve operational efficiencies.

North Asian markets

In China, the market gradually recovered from the SARS outbreak and returned to normal by the end of the third quarter. Following the restructuring of CIHL Group's sales operations towards a stronger product and customer focus, electrical wiring accessories and electronic products achieved encouraging sales growth in the fourth quarter. This further improved CIHL Group's market share despite intense competition. Sales of light fittings and data-communication products remained unstable however, as these products are largely project-based in nature.

In Hong Kong, the property market for new projects remained soft, but the retrofit market showed positive signs of improvement during the fourth quarter 2003.

South East Asian markets

Price competition intensified in Singapore following the changes in the Prescribed Articles Scheme in April 2002. These changes resulted in a significant increase in new competitors, mainly from China where the standards of products have improved considerably. The oversupply situation in both public and private residential properties resulted in suspended and delayed projects, and also a reduction in public residential projects. Nevertheless, CIHL Group achieved moderate annual sales growth.

In Malaysia, the construction sector was sustained mainly by infrastructure and medium to low-cost housing projects. Despite the highly competitive environment, CIHL Group maintained its market position through a combination of competitive pricing and aggressive promotional initiatives.

Australia

CIHL Group's associated company, Gerard Industries Pty Ltd, continued to record satisfactory profitability. However, its profit declined from the exceptionally strong performance last year resulting in an overall decrease in contribution from associated companies.

Emerging and new markets

In the Middle East, strong sales were achieved in Bahrain, Qatar and Iraq. Sales to Syria, Lebanon and Jordan also increased following the appointment of a regional representative based in Jordan. In the United Arab Emirates, the level of economic activity continued to grow unabated. New hotel and resort projects, commercial buildings and private residential developments drove sales growth, with the main focus on construction activities in Dubai.

Demand from emerging markets including Indonesia, Taiwan, Vietnam and South Korea gained momentum during the year, while the markets in Sri Lanka, Pakistan, Thailand and the Philippines performed satisfactorily.

Formation of joint venture with Schneider Electric

On December 22 2003, CIHL Group completed transactions with Schneider Electric SA of France to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia. At the same time, CIHL Group sold its entire interest in the EWDIS business held by Gerard Industries.

As a result, Schneider Electric acquired the "CLIPSAL" brand name and the new joint venture, Clipsal Asia Holdings Limited ("CAHL"), was granted the right to use the "CLIPSAL" brand name in Asia. To avoid any confusion, CIHL changed its name from Clipsal Industries (Holdings) Limited to CIH Limited.

Under the terms of the joint venture agreement, CIHL has an option to sell its entire 50% interest in CAHL to Schneider Electric after December 1, 2004 subject to the satisfaction of certain conditions. Schneider Electric also has an option to acquire CIHL's entire 50% interest in CAHL during a 90-day period after April 1, 2007 and then at any time after April 1, 2008.

Increase in investments

During the year, CIHL Group continued to diversify its earnings base and increase its investment in its strategic businesses. CIHL Group's equity interest in Lighthouse Technologies Limited, which develops, manufactures and distributes light emitting diode (LED) superscreens, was increased from 25% to 29.76%.

Conclusion

Year 2004 marked the transformation of CIHL Group's EWDIS business in Asia to a strategic alliance with Schneider Electric, representing a major milestone in Clipsal's development. Clipsal has an established presence in the EWDIS business for the residential and commercial sectors, while Schneider Electric's strength is in circuit protection products for the industrial market. As a result, the joint venture will be able to provide customers with a broader product offering, supported by enhanced manufacturing capabilities, a much stronger regional distribution network and higher efficiencies of scale.

The business sentiment in Asia has generally improved during the year, but the construction and building sectors are expected to remain highly competitive. The joint venture with Schneider Electric will progress on the strength of its brand and market position and with its diverse range of electrical wiring accessories catering to the mid and the very high end of the market. The synergies arising from the co-operation with Schneider Electric are expected to improve the future turnover and profitability of the joint venture.

The China market, which is key to the CAHL Group, will continue to improve but competition will remain keen due to the liberalization of the market following China's entry into the World Trade Organisation. As the Beijing Olympics in 2008 and Shanghai Expo in 2010 draw closer, more business and project activities for gymnasiums, sports complexes, hotels and exhibition halls in Beijing and Shanghai are expected to provide good opportunities for the CAHL Group. The CAHL Group is focusing its efforts on expanding the distribution network, especially in the retail segment of the second and third tier cities.

The Middle East operations will continue to benefit from the harmonisation of tariffs in the Gulf Cooperation Countries and the expansion of its manufacturing operations. With the 2004 Formula One Grand Prix to be held in Bahrain for the first time and Asian Games to be held in Qatar in 2006, more business and project activities for infrastructure developments and hotels are expected to provide good opportunities for the CAHL Group in the Middle East.

The CAHL Group will continue to reduce product and operating costs through its ongoing improvement programs. To reinforce its leadership position in most of the key Asian markets, the CAHL Group plans to further strengthen the ULTI brand as well as to enhance its higher-end product series, the ULTI and C-Metro range of wiring accessories. Loyalty programs are being launched to foster a closer relationship with customers and special clients. Following the injection of CIHL Group's EWDIS business in Asia to the joint venture and the complete disposal of the EWDIS business in Australia, CIHL Group retains its investment in the light fittings business, the Lighthouse superscreen business and its 40% investment in the remaining businesses of Gerard Industries which are now grouped under Gerard Corporation Pty Ltd.

CIHL Group intends to continue to invest in the light fittings business, particularly in China, to develop Pierlite Lighting China Ltd into a more sizable business under both the Pierlite and GP brands. In addition, CIHL Group will hold its 30% shareholding in Lighthouse as a long term investment.

Review of operations for the 15 months ended March 31, 2005

Introduction

Since its formation at the end of 2003, the 50:50 joint venture with Schneider Electric SA ("Schneider"), Clipsal Asia Holdings Limited ("CAHL"), has achieved encouraging sales expansion for its electrical wiring devices and installation systems ("EWDIS") business. During the 15-month financial period under review, the sales growth was strong and in line with the steady recovery of markets in Asia and strong building activities in the Middle East. However, price competition remained very keen. Gross margin declined from 32.6% for the previous financial year to 30.6% due to escalation of raw materials prices, disposal of slow-moving stocks and aggressive investments in promotional and advertising activities.

North Asian markets

In China, the economy continued to be strong but the austerity measures implemented by the Chinese government, including the tightening of credit, have slowed down some of the major building projects. Given the highly competitive environment, CAHL managed to achieve modest growth in its electrical accessories products. On the other hand, CAHL was more successful in its electronic control and data-communication products which had registered strong sales growth with its innovative and unique design and quality.

In Hong Kong, the property sector has continued with its strong recovery in the residential market, together with increased activities in the development and renovation of hotals and serviced apartments. Sales through dealers have also improved strongly due to improving consumer confidence and spending.

South East Asian markets

In Singapore, the continuing over-supply of both public and private residential properties resulted in projects being delayed or suspended. To reduce costs and improve sales effectiveness CAHL has integrated its wiring accessories, electronic control and data-communication operations into one organization.

In Malaysia, despite negative growth registered for the construction sector, sales expansion has been achieved from residential projects due to Clipsal's strong brand image and market leadership in electrical accessories. The diversification into C-Bus intelligent lighting systems and data-communication products over the last few years has generated good results and contributed to the sales growth.

Other markets

In the Middle East, CAHL's market position was further strengthened with continuing strong sales growth achieved on the back of a high level of building activities and launches of big projects in the region. In order to support the higher sales growth in the region, the new manufacturing facility in Sharjah International Free Zone, set up in June 2004, was further expanded with the installation and commissioning of new injection and extrusion equipment.

Developments in the other Asian markets such as Indonesia, Thailand, and Pakistan have also been encouraging, contributing to the overall improvement in sales. However, developments in the American format markets such as Vietnam, Taiwan, the Philippines and South Korea were relatively slow.

In the light fitting business, CIHL Group has made an important strategic decision to change from the Pierlite brand to the GP brand. While this strategic move will certainly benefit the long-term development of the light fitting business, in the short term it has caused temporary disruption to sales turnover in China and Hong Kong. The new brand of GP Lighting was officially launched in the China and Hong Kong markets in March and April 2005 respectively, and the GP branded products are being positioned at the high to medium-priced market segments. More engineers have been recruited to speed up the new product development programme and re-engineering of the current product ranges to enhance cost competitiveness.

Financial review and rationalization of investments

CIHL Group's financial position has improved substantially with the proceeds received from the transactions with Schneider. Part of the proceeds were utilized to reduce CIHL Group's bank borrowings including the settlement of the transferable loan facility ("TLF") of US$40 million plus S$36 million which were due for repayment in September 2004.

With the reduction in bank borrowings, interest costs have decreased correspondingly during the financial period. As a move to strengthen CIHL Group's capability to finance future investments and working capital requirements, CIHL has entered into an agreement with a syndicate of banks and financial institutions in February 2005 for another TLF of US$30 million. This TLF shall be drawn down within a year and is subject to a repayment term of 3 years after draw down.

CIHL Group has continued to invest in its strategic businesses. In order to broaden the range of light fitting products, CIHL Group acquired a 10% equity interest in Primo Lite Co., Ltd in Taiwan which develops, manufactures and supplies light emitting diode ("LED") light fitting products, related control systems and accessories in Taiwan and China. CIHL Group has an option to acquire up to 49% of Primo Lite in future years.

As part of its efforts to rationalize existing investments, CIHL has decreased its investment in Gerard Corporation Pty Ltd ("Gerard Corp") in Australia from 40% to 19%. Gerard Corp was formed towards the end of 2003 to take over the non-core assets of Gerard Industries Pty Ltd at the completion of the Schneider transaction in Australia. The non-core assets include property holding, farm, plantation, printing and cartons businesses. The disposal of 21% of Gerard Corp is in line with CIHL Group's strategies to divest from the non-core business.

The following are the quarterly reports of CIHL containing unaudited financial information of CIHL for the three quarters ended December 31, 2005.

FIRST QUARTER FINANCIAL STATEMENT

1(a) An income statement (for CIHL Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

Quarter ended 30 June 2005.

	Quarter ended 30.6.2005 *S$'000*	Restated* Quarter ended 30.6.2004 *S$'000*	% Change
Revenue	33,344	33,766	(1.25)
Cost of sales	(23,768)	(22,981)	3.42
Gross profit	9,576	10,785	(11.21)
Other income	2,803	5,375	(47.84)
Distribution expenses	(6,633)	(6,583)	0.76
Administrative expenses	(6,642)	(5,764)	15.22
Foreign exchange gain/(loss)	1,498	(5,149)	(129.09)
Other expenses	(275)	(3)	9,066.66
Interest on borrowings	(759)	(1,200)	(36.75)
Loss before exceptional items	(432)	(2,539)	(83.00)
Exceptional items	314	–	–
Loss before share of results of associated companies	(118)	(2,539)	(95.36)
Share of results of associated companies	(153)	(231)	(33.71)
Loss before taxation	(271)	(2,770)	(90.22)
Taxation	(398)	(213)	86.79
Loss after taxation	(669)	(2,983)	(77.57)
Attributable to:			
Equity shareholders of CIHL	(1,034)	(3,094)	(66.59)
Minority interests	365	111	228.90
	(669)	(2,983)	(77.57)

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group and Company's financial statements*

	Quarter ended 30.6.2005 S$'000	Quarter ended 30.6.2004 S$'000
Dividend income included in other income	–	2,224
Interest income included in other income	2,348	1,968
Depreciation and amortisation	(1,935)	(2,089)
(Provision)/write back of allowance for bad debts and bad debts written off (net)	(219)	21
(Provision)/write back of allowance for stock obsolescence and stock written off (net)	(78)	562
(Loss)/gain on disposal/write-off of fixed assets (net)	(73)	9
Under-provision for tax liabilities in respect of prior years	(132)	–
Discount on acquisition of a subsidiary	171	–

Exceptional Items

	Quarter ended 30.6.2005 S$'000	Quarter ended 30.6.2004 S$'000
Net gain on restructuring of operations	314	–

1(b)(i) A balance sheet (for CIHL Group and CIHL), together with a comparative statement as at the end of the immediately preceding financial year.

	CIHL Group		CIHL	
	30.6.2005	**31.3.2005**	**30.6.2005**	**31.3.2005**
	S$'000	*S$'000*	*S$'000*	*S$'000*
Fixed assets	36,232	32,627	561	599
Interest in subsidiaries	–	–	185,100	196,071
Interest in associated companies	9,704	9,726	–	–
Interest in joint venture	–	–	101,946	101,946
Interest in unlisted equity shares	59,041	58,080	–	–
Other investments	2,445	2,403	194	194
Non-current receivables	138,421	140,274	6,775	6,665
Deferred tax assets	856	844	–	–
Intangible assets	10,341	10,626	–	–
	257,040	254,580	294,576	305,475
Current assets	271,946	264,182	44,426	33,861
Current liabilities	(155,749)	(148,930)	(42,763)	(44,419)
Net current assets/(liabilities)	116,197	115,252	1,663	(10,558)
Non-current liabilities	(3,563)	(3,540)	(1,500)	(1,500)
	369,674	366,292	294,739	293,417
Represented by:				
Share capital	38,325	38,280	38,325	38,280
Reserves	325,381	322,517	256,414	255,137
	363,706	360,797	294,739	293,417
Minority interests	5,968	5,495	–	–
	369,674	366,292	294,739	293,417

The increase in fixed assets is mainly related to the expansion of manufacturing facilities in Huizhou, China.

1(b)(ii) Aggregate amount of CIHL group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30.6.2005		As at 31.3.2005	
Secured	**Unsecured**	**Secured**	**Unsecured**
262,000	59,239,000	259,000	64,284,000

Amount repayable after one year

As at 30.6.2005		As at 31.3.2005	
Secured	**Unsecured**	**Secured**	**Unsecured**
330,000	926,000	372,000	823,000

Details of any collateral

The total net book value of CIHL Group's fixed assets held under finance leases and hire purchase contracts amounted to S$316,000 (as at 31.3.2005: S$233,000).

The total net book value of CIHL Group's leasehold land and buildings pledged to banks as securities for mortgage loan facilities granted by the banks to CIHL Group amounted to S$2,293,000 (as at 31.3.2005: S$2,264,000).

1(c) A cash flow statement (for CIHL Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Quarter ended 30.6.2005 S$'000	Restated* Quarter ended 30.6.2004 S$'000
Cash flows from operating activities:		
Loss before share of results of associated companies (after EI)	(118)	(2,539)
Adjustments not involving cash flows:		
Amortisation of deferred expenditure	636	654
Amortisation of goodwill	–	10
Discount on acquisition of a subsidiary recognised as income	(171)	–
Depreciation of fixed assets	1,299	1,425
Fixed assets written off	80	4
Interest expense	759	1,200
Interest income	(2,348)	(1,968)
Gain on disposal of fixed assets (net)	(7)	(13)
Exceptional net gain on restructuring of operations	(314)	–
Operating loss before working capital changes	(184)	(1,227)
Stocks and work-in-process	275	(1,138)
Debtors and prepayments	16,746	57,804
Creditors and accrued charges	10,130	(22,744)
Amount due to ultimate holding company	1,217	427
Cash from operations	28,184	33,122
Income tax paid	(301)	(404)
Interest paid	(717)	(1,200)
Interest received	374	1,968
Net cash from operating activities	27,540	33,486
Cash flows from investing activities:		
Acquisition of a subsidiary, net of cash acquired *(Note A)*	(513)	–
Payment for deferred expenditure	(200)	(887)
Proceeds from disposal of fixed assets	1,068	103
Payments for purchase of fixed assets	(4,602)	(2,049)
Net cash used in investing activities	(4,247)	(2,833)

	Quarter ended 30.6.2005 S$'000	Restated* Quarter ended 30.6.2004 S$'000
Cash flows from financing activities:		
Net (repayment)/draw-down of short-term bank borrowings	(10,030)	9,042
Proceeds from long-term bank borrowings	234	181
Repayments of long-term bank borrowings	(188)	(40,267)
Issue of shares, net of expenses	337	261
Minority interests	–	(453)
Obligations under finance leases and hire purchase contracts	(30)	(39)
Net cash used in financing activities	(9,677)	(31,275)
Currency realignments	(743)	2,966
Net increase in cash	12,873	2,344
Cash at beginning of period	57,612	174,594
Cash at end of period *(Note B)*	70,485	176,938
A. Acquisition of a subsidiary:		
Summary of the effects of acquisition of a subsidiary:		
Cash	–	–
Debtors and prepayments	684	–
Net assets acquired	684	–
Discount on acquisition	(171)	–
Consideration paid	513	–
Less cash	–	–
Cashflow on acquisition, net of cash acquired	513	–
B. Cash at end of period comprised:		
Net bank balances, deposit and cash	77,144	178,120
Bank overdrafts	(6,659)	(1,182)
Cash at end of period	70,485	176,938

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group's financial statements.*

Note: Certain comparative figures have also been adjusted to conform with the current period's presentation.

1(d)(i) A statement (for the CIHL and CIHL Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to shareholders of CIHL									
	Share Capital S$'000	Share Premium S$'000	Revaluation Reserve S$'000	(Goodwill)/ Capital Reserve S$'000	Translation Reserve S$'000	Retained Profits S$'000	Dividend Reserve S$'000	Sub-Total S$'000	Minority Interests S$'000	Total S$'000
CIHL Group										
Balance at 1.4.2004 (as previously reported)	36,799	148,687	17	(15,531)	4,402	185,943	14,720	375,037	3,563	378,600
Change in accounting policies (para 5a)	-	-	-	-	(2,228)	2,228	-	-	-	-
Balance at 1.4.2004 (as restated)	36,799	148,687	17	(15,531)	2,174	188,171	14,720	375,037	3,563	378,600
Issue of 126,000 ordinary shares upon exercise of options at S$1.9125 per share	38	203	-	-	-	-	-	241	-	241
Issue of 10,000 ordinary shares upon exercise of options at S$2.025 per share	3	18	-	-	-	-	-	21	-	21
Share of joint venture's asset revaluation reserves	-	-	2	-	-	-	-	2	-	2
Acquisition of additional interests in a subsidiary of joint venture	-	-	-	-	-	-	-	-	(136)	(136)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	323	323
Dividends paid to minority interests	-	-	-	-	-	-	-	-	(45)	(45)
Translation gain/(loss) (restated – para 5a)	-	-	-	-	832	-	-	832	(151)	681
Loss for the period (restated –para 5a)	-	-	-	-	-	(3,094)	-	(3,094)	111	(2,983)
Dividends	-	-	-	-	-	(5,101)	5,101	-	-	-
Balance at 30.6.2004	36,840	148,908	19	(15,531)	3,006	179,976	19,821	373,039	3,665	376,704
Balance at 1.4.2005 (as previously reported)	38,280	159,296	171	(15,531)	(620)	174,091	5,110	360,797	5,495	366,292
Change in accounting policies (para 5a)	-	-	-	-	(2,084)	2,084	-	-	-	-
Balance at 1.4.2005 (as restated)	38,280	159,296	171	(15,531)	(2,704)	176,175	5,110	360,797	5,495	366,292
Issue of 150,000 ordinary shares upon exercise of options at S$2.25 per share	45	292	-	-	-	-	-	337	-	337
Translation gain	-	-	-	-	3,606	-	-	3,606	108	3,714
Loss for the period	-	-	-	-	-	(1,034)	-	(1,034)	365	(669)
Balance at 30.6.2005	38,325	159,588	171	(15,531)	902	175,141	5,110	363,706	5,968	369,674

		Reserves					
	Share Capital	Share Premium	Translation Reserve	Retained Profits	Dividend Reserve	Sub-Total	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
CIHL							
Balance at 1.4.2004 (as previously reported)	36,799	148,687	2,566	91,319	14,720	257,292	294,091
Change in accounting policies (para 5a)	–	–	(2,566)	2,566	–	–	–
Balance at 1.4.2004 (as restated)	36,799	148,687	–	93,885	14,720	257,292	294,091
Issue of 126,000 ordinary shares upon exercise of options at S$1.9125 per share	38	203	–	–	–	203	241
Issue of 10,000 ordinary shares upon exercise of options at S$2.025 per share	3	18	–	–	–	18	21
Loss for the period (restated – para 5a)	–	–	–	(5,302)	–	(5,302)	(5,302)
Dividends	–	–	–	(5,101)	5,101	–	–
Balance at 30.6.2004	36,840	148,908	–	83,482	19,821	252,211	289,051
Balance at 1.4.2005 (as previously reported)	38,280	159,296	1,917	88,814	5,110	255,137	293,417
Change in accounting policies (para 5a)	–	–	(1,917)	1,917	–	–	–
Balance at 1.4.2005 (as restated)	38,280	159,296	–	90,731	5,110	255,137	293,417
Issue of 150,000 ordinary shares upon exercise of options at S$2.25 per share	45	292	–	–	–	292	337
Profit for the period	–	–	–	985	–	985	985
Balance at 30.6.2005	38,325	159,588	–	91,716	5,110	256,414	294,739

1(d)(ii) Details of any changes in CIHL's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Since 31.3.2005, the issued share capital has increased as follows:

	No of shares	*S$'000*
As at 31.3.2005	127,598,618	38,280
– Issue of new ordinary shares of S$0.30 each at S$2.25 per share to option holders who exercised their options granted under the CIHL Share Option Scheme 1999	150,000	45
As at 30.6.2005	127,748,618	38,325

Status of outstanding Share Options

	30.6.2005	30.6.2004
CIHL Share Option Scheme 1999	576,000	955,000

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard of practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Other than the adoption of certain revisions to various existing Financial Reporting Standards ("FRS") and the new FRSs that are mandatory on CIHL Group commencing from the current financial year, CIHL Group has adopted the same accounting policies and methods of computation for the financial period reported on as those adopted for the audited financial statements for the 15 months ended 31 March 2005. The effects of adoption of these revised or new FRSs are disclosed in paragraph 5 below.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the adoption of the various revised and new FRSs are summarised as follows:

(a) *FRS 21 – The Effects of Changes in Foreign Exchange Rates*

Exchange differences arising from monetary items that form part of CIHL Group's net investment in a foreign operation are charged to the profit and loss account in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of CIHL Group, except for exchange differences arising from monetary items which are denominated in currencies other than the functional currencies of the investor and investee entities.

The impact of adoption of FRS 21 on the translation reserve and beginning retained earnings of CIHL Group and CIHL for the quarter reported on are reflected in note 1d(i).

The effects of prior period adjustments on CIHL Group and CIHL's financial statements from the adoption of FRS 21 are as follows:

	CIHL Group			CIHL		
	Previously reported	Prior period adjustments	As restated	Previously reported	Prior period adjustments	As restated
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Quarter ended 30.6.2004						
Balance Sheet Items						
Translation reserve						
At 1.4.2004	4,402	(2,228)	2,174	2,566	(2,566)	-
Currency translation differences	1,143	(311)	832	268	(268)	-
At 30.6.2004	5,545	(2,539)	3,006	2,834	(2,834)	-
Retained profits						
At 1.4.2004	185,943	2,228	188,171	91,319	2,566	93,885
Loss for the period	(3,405)	311	(3,094)	(5,570)	268	(5,302)
Dividend	(5,101)	-	(5,101)	(5,101)	-	(5,101)
At 30.6.2004	177,437	2,539	179,976	80,648	2,834	83,482
Profit and Loss Items						
Exchange loss	(5,460)	311	(5,149)	(5,102)	268	(4,834)

(b) FRS 39 – Financial Instruments: Recognition and Measurement

CIHL Group has re-designated its "marketable securities" and "investments in listed and unlisted securities" as available-for-sale financial assets effective 1 April 2005. Accordingly effective 1 April 2005:

(i) For securities listed in an active market, published price quotations are used for measurement;

(ii) The carrying value of CIHL Group's available-for-sale financial assets as at 1 April 2005 will be subject to a fair value assessment;

(iii) Changes in fair value of the available-for-sale financial assets commencing 1 April 2005 will be dealt with in the reserves until disposal, at which time they will be included in the profit and loss account.

The adoption of FRS 39 did not have any significant financial impact on CIHL Group and CIHL's financial statements for the quarter ended 30 June 2005.

(c) FRS 103 – Business Combinations

Under FRS 103, goodwill previously recognised would cease to be amortised and accumulated amortisation would be eliminated by offsetting against the cost of goodwill with effect from 1 April 2005. From the current financial year onwards, goodwill will be tested annually for impairment before the end of each financial year, as well as when there are indications of impairment.

FRS 103 also requires the excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition, ie. a discount on acquisition, to be recognised in the profit and loss account immediately. As a result of the adoption of FRS 103, a discount on acquisition of a subsidiary of S$171,000 was credited to the profit and loss account for the quarter ended 30 June 2005.

6. Earnings per ordinary share of CIHL Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	CIHL Group	
		Restated
	Quarter ended 30.6.2005	Quarter ended 30.6.2004
	S$'000	*S$'000*
Earnings per ordinary share of S$0.30 each for the period:		
(a) Based on weighted average number of ordinary shares in issue	(0.81) cents	(2.52) cents
(b) On a fully diluted basis	(0.81) cents	(2.52) cents
Weighted average number of ordinary shares	127,710,706	122,727,330

For earnings per ordinary share calculation, the weighted average number of ordinary shares for the period of 127,710,706 (2004: 122,727,330) represents the number of ordinary shares in issue during the period. For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue had been adjusted to reflect the effect of all potentially dilutive ordinary shares from the exercise of all outstanding options.

7. Net asset value (for CIHL and CIHL Group) per ordinary share based on issued share capital of CIHL at the end of the:

(a) current financial period reported on; and

(b) immediately preceding financial year.

	CIHL Group		CIHL	
	As at 30.6.2005	As at 31.3.2005	As at 30.6.2005	As at 31.3.2005
	S$	*S$*	*S$*	*S$*
Net asset value per ordinary share based on issued share capital at the end of the period	2.85	2.83	2.31	2.30

8. A review of the performance of CIHL Group, to the extent necessary for a reasonable understanding of CIHL Group's business. It must include a discussion of the following:

(a) any significant factors that affected the turnover, costs, and earnings of CIHL Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of CIHL Group during the current financial period reported on.

During the quarter ended 30 June 2005, CIHL Group registered a turnover of S$33.3 million for this period, a marginal decrease of 1.2% over the same period last year, mainly due to the less than satisfactory performance of the joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

CIHL Group recorded a S$0.4 million operating loss before exceptional items and share of results of associated companies. Gross margin decreased from 31.9% to 28.7% largely due to rising cost of raw materials and higher administrative expenses. Operating loss would have been higher if not for the net exchange gain of S$1.5 million mainly from receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of this quarter.

In China, CAHL continued to face keen competition in a difficult market environment. The Central Government's introduction of credit tightening measures to rein in overheating property prices have cooled down the speculative demand for properties. In Hong Kong, the strong recovery in the residential market and increased activities in the development and renovation of hotels and service apartments led to an increase in demand for electrical accessories.

The Singapore construction industry continued to slow down and competition remained stiff. The Malaysian market has weakened due to fewer publicly funded development and commercial projects.

The Middle East market continued to perform very well with significant sales growth. The Indonesian and Thailand markets also recorded satisfactory growth.

The sales of light fittings in China have shown some sign of improvement reversing the adverse impact of the brand name change to "GP" early this year. New light fitting products have been introduced in the China market including T5 Luminaries with electronic-ballast and lamps, T8 tri-phosphor lamps with low loss inductive ballast and Light Emitting Diode ("LED") lighting products. New sales offices in Wuhan, Zhengzhou, Nanjing, Chengdu, Qingdao and Xian have been set up.

During the financial period, CIHL Group recorded interest income of S$0.5 million on the balances receivable from the divestment of 21% in Gerard Corporation in the preceding financial period. This interest income was subject to a relatively higher corporate tax rate of 30% in Australia. In addition, there was an adjustment of S$132,000 for underprovision of tax for prior years by CIHL Group. Consequently, the taxation charge and effective tax rate for the quarter reported on were relatively higher.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which CIHL Group operates and any known factors or events that may affect CIHL Group in the next reporting period and the next 12 months.

CIHL Group does not expect any significant changes to the competitive situation in its major markets in the short term. CAHL will continue to focus on cost control and improving productivity and efficiency to counter the raw material price increases. In China, the various measures undertaken by the Central Government to curb speculative activities and the revaluation of the Chinese Yuan on 21 July 2005 are expected to have an adverse impact on the building industry and operating expenses of our China operations. In Hong Kong, the official opening of Disneyland theme park on 12 September 2005, emergence of low cost carriers and the new tourist attractions in Macau will attract tourists especially from Asia and stimulate demand for hotels and service apartments.

Sales of residential property are expected to gain momentum in Singapore following the recent government real estate policy changes to home loan where home owners can now get a higher loan quantum of up to 90 per cent and only 5 per cent cash down-payment of the property price. The trading conditions in Malaysia will be tough due to the limited number of projects in the market. The un-pegging of the Malaysian Ringgit from the United States dollar will also impact on operating expenses of CAHL's Malaysian operations.

The Middle East marketing and manufacturing operations will continue to benefit from the strong building and development activities and Gulf Co-operation Countries' tariff harmonisation programme in the United Arab Emirates respectively. The prospects of the Indonesian and Thailand markets will continue to be positive with improved political stability and economic growth resulting in the increase in number of building and development projects in these markets.

The new factory in Shanghai for general light fitting products became operational in July this year. It will greatly enhance our capability and competitiveness in bidding for lighting projects which require shorter lead time. Coupled with active promotion of the GP brand, the sale of light fitting products is expected to gradually improve. CIHL Group will further expand on its product ranges and strengthen its distribution network, explore new investment opportunities and rationalise its existing investments.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	13.33% / 4.00 cts
Par value of shares	S$0.30
Tax rate	One-tier tax

The previous financial period comprised of 15 months commencing from 1 January 2004, and the quarter ended 30 June 2004 was the 2nd quarter for that financial period for which an interim dividend was declared.

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

(e) Scrip Dividend Scheme

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

BY ORDER OF THE BOARD
Victor Lo Chung Wing
Chairman

11 August 2005

SECOND QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

1(a) An income statement (for CIHL Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

CIHL Group Income Statement for the second quarter ended 30 September 2005.

	Q2 ended 30.9.2005 S$'000	Restated* Q2 ended 30.9.2004 S$'000	% Change	Q2 YTD 2005 S$'000	Restated Q2 YTD 2004 S$'000	% Change
Revenue	34,892	34,664	0.66	68,236	68,430	(0.28)
Cost of sales	(24,315)	(23,320)	4.27	(48,083)	(46,301)	3.85
Gross profit	10,577	11,344	(6.76)	20,153	22,129	(8.93)
Other income	4,156	2,972	39.84	6,959	8,347	(16.63)
Distribution expenses	(7,008)	(7,694)	(8.92)	(13,641)	(14,277)	(4.45)
Administrative expenses	(7,060)	(6,541)	7.93	(13,702)	(12,305)	11.35
Foreign exchange (loss)/gain	(384)	1,744	N/M	1,114	(3,405)	N/M
Other expenses	(541)	(694)	(22.05)	(816)	(697)	17.07
Interest on borrowings	(840)	(1,058)	(20.60)	(1,599)	(2,258)	(29.19)
(Loss)/profit before exceptional items	(1,100)	73	N/M	(1,532)	(2,466)	(37.88)
Exceptional items	(347)	–	N/M	(33)	–	N/M
(Loss)/profit before share of results of associated companies	(1,447)	73	N/M	(1,565)	(2,466)	(36.54)
Share of results of associated companies	99	(587)	(116.87)	(54)	(818)	(93.40)
Loss before taxation	(1,348)	(514)	162.26	(1,619)	(3,284)	(50.70)
Taxation	(758)	(380)	99.47	(1,156)	(593)	94.94
Loss after taxation	(2,106)	(894)	135.57	(2,775)	(3,877)	(28.42)
Attributable to:						
Equity shareholders of CIHL	(2,549)	(1,198)	112.77	(3,583)	(4,292)	(16.52)
Minority interests	443	304	45.72	808	415	94.70
	(2,106)	(894)	135.57	(2,775)	(3,877)	(28.42)

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group and CIHL's financial statements*

N/M – not meaningful

	Q2 ended 30.9.2005 S$'000	Q2 ended 30.9.2004 S$'000	Q2 YTD 2005 S$'000	Q2 YTD 2004 S$'000
Dividend income included in other income	493	–	493	2,224
Interest income included in other income *(Note A)*	2,750	2,191	5,098	4,159
Depreciation and amortisation	(1,939)	(2,267)	(3,874)	(4,356)
(Provision)/write-back of allowance for bad debts and bad debts written off (net)	(203)	(61)	(422)	(40)
(Provision)/write-back of allowance for stock obsolescence and stock written off (net)	(183)	142	(261)	704
(Loss)/gain on disposal/write-off of fixed assets (net)	(28)	266	(101)	275
Over/(under) provision for tax liabilities in respect of prior years	31	–	(101)	–
Discount on acquisition of a subsidiary	–	–	171	–

Note A – The higher interest income is mainly related to the balances receivable for the divestment of 21% equity interest in Gerard Corporation Pty Ltd since May 2005.

Exceptional Items

	Q2 ended 30.9.2005 S$'000	Q2 ended 30.9.2004 S$'000	Q2 YTD 2005 S$'000	Q2 YTD 2004 S$'000
Net loss on restructuring of operations	(347)	–	(33)	–

1(b)(i) A balance sheet (for CIHL and CIHL Group), together with a comparative statement as at the end of the immediately preceding financial year.

	CIHL Group		CIHL	
	30.9.2005	**31.3.2005**	**30.9.2005**	**31.3.2005**
	S$'000	*S$'000*	*S$'000*	*S$'000*
Fixed assets	36,910	32,627	520	599
Interest in subsidiaries	–	–	198,681	196,071
Interest in associated companies	316	9,726	–	–
Interest in joint venture	–	–	101,946	101,946
Interest in unlisted equity shares	58,560	58,080	–	–
Other investments	12,854	2,403	194	194
Non-current receivables	138,305	140,274	6,720	6,665
Deferred tax assets	550	844	–	–
Intangible assets	12,533	10,626	–	–
	260,028	254,580	308,061	305,475
Current assets	272,371	264,182	47,444	33,861
Current liabilities	(152,544)	(148,930)	(48,428)	(44,419)
Net current assets/(liabilities)	119,827	115,252	(984)	(10,558)
Non-current liabilities	(13,928)	(3,540)	(11,875)	(1,500)
	365,927	366,292	295,202	293,417
Represented by:				
Share capital	38,331	38,280	38,331	38,280
Reserves	321,948	322,517	256,871	255,137
	360,279	360,797	295,202	293,417
Minority interests	5,648	5,495	–	–
	365,927	366,292	295,202	293,417

The increase in fixed assets is mainly related to the expansion of manufacturing facilities in Huizhou, China.

During the quarter, CIHL Group's effective interest in an associated company was diluted pursuant to the restructuring of that company which was then reclassified to "Other investments".

The increase in non-current liabilities is mainly due to the draw-down of CIHL's Transferable Loan Facility to finance CIHL Group's investments and working capital.

1(b)(ii) Aggregate amount of CIHL group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30.9.2005		As at 31.3.2005	
Secured	**Unsecured**	**Secured**	**Unsecured**
236,000	60,410,000	259,000	64,284,000

Amount repayable after one year

As at 30.9.2005		As at 31.3.2005	
Secured	**Unsecured**	**Secured**	**Unsecured**
283,000	11,045,000	372,000	823,000

Details of any collateral

The total net book value of CIHL Group's fixed assets held under finance leases and hire purchase contracts amounted to S$262,000 (as at 31.3.2005: S$233,000).

The total net book value of CIHL Group's leasehold land and buildings pledged to banks as securities for mortgage loan facilities granted by the banks to CIHL Group amounted to S$2,312,000 (as at 31.3.2005: S$2,264,000).

1(c) A cash flow statement (for CIHL Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Q2 ended 30.9.2005 S$'000	Restated* Q2 ended 30.9.2004 S$'000
Cash flows from operating activities:		
(Loss)/profit before share of results of associated companies (after EI)	(1,447)	73
Adjustments not involving cash flows:		
Amortisation of deferred expenditure and other intangible assets	654	640
Amortisation of goodwill	–	28
Depreciation of fixed assets	1,285	1,599
Fixed assets written off	1	14
Fair value loss on derivative financial instruments	319	–
Interest expense	840	1,058
Interest income	(2,750)	(2,191)
Loss/(gain) on disposal of fixed assets (net)	27	(280)
Exceptional loss on restructuring of operations	347	–
Operating (loss)/profit before working capital changes	(724)	941
Stocks and work-in-process	2,444	(4,672)
Debtors and prepayments	(19,978)	(26,129)
Creditors and accrued charges	(2,635)	11,010
Amount due to ultimate holding company	(1,126)	(281)
Cash used in operations	(22,019)	(19,131)
Income tax paid	(1,072)	(175)
Interest paid	(761)	(1,058)
Interest received	369	2,191
Net cash used in operating activities	(23,483)	(18,173)
Cash flows from investing activities:		
(Acquisition)/disposal of interest in subsidiaries	(2,929)	286
Payment for deferred expenditure	(130)	(273)
Proceeds from disposal of fixed assets	123	2,555
Payments for purchase of fixed assets	(1,742)	(1,784)
Net cash (used in)/from investing activities	(4,678)	784

	Q2 ended 30.9.2005 S$'000	Restated* Q2 ended 30.9.2004 S$'000
Cash flows from financing activities:		
Net draw-down/(repayment) of short-term bank borrowings	5,866	(603)
Proceeds from long-term bank borrowings	10,064	4,739
Repayments of long-term bank borrowings	(137)	(68,364)
Dividends paid to shareholders of CIHL	–	(19,835)
Dividends paid to minority interests	(310)	(125)
Capital contribution by minority interests	–	132
Issue of shares, net of expenses	40	11,781
Obligations under finance leases and hire purchase contracts	(43)	2
Net cash from/(used in) financing activities	15,480	(72,273)
Currency realignments	1,524	(1,202)
Net decrease in cash held	(11,157)	(90,864)
Cash at beginning of period	70,485	176,938
Cash at end of period *(Note A)*	59,328	86,074
A. Cash at end of period comprised:		
Net bank balances, deposit and cash	61,287	86,926
Bank overdrafts	(1,959)	(852)
Cash at end of period	59,328	86,074

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group's financial statements.*

Note: Certain comparative figures have also been adjusted to conform with the current period's presentation.

1(d)(i) A statement (for the CIHL and CIHL Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to shareholders of CIHL										
	Share Capital S$'000	Share Premium S$'000	Revaluation Reserve S$'000	(Goodwill)/ Capital Reserve S$'000	Translation Reserve S$'000	Retained Profits S$'000	Dividend Reserve S$'000	Fair Value Reserve S$'000	Sub - Total S$'000	Minority Interests S$'000	Total S$'000
CIHL Group											
Balance at 1.7.2004 (as previously reported)	36,840	148,908	19	(15,531)	5,545	177,437	19,821	-	373,039	3,665	376,704
Change in accounting policies (para 5a)	-	-	-	-	(2,539)	2,539	-	-	-	-	-
Balance at 1.7.2004 (as restated)	36,840	148,908	19	(15,531)	3,006	179,976	19,821	-	373,039	3,665	376,704
Issue of 145,000 ordinary shares upon exercise of options at S$1.9125 per share	43	234	-	-	-	-	-	-	277	-	277
Issue of 50,000 ordinary shares upon exercise of options at S$2.025 per share	15	86	-	-	-	-	-	-	101	-	101
Issue of 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	-	-	-	-	-	-	11,403	-	11,403
Share of joint venture's asset revaluation reserves	-	-	(2)	-	-	-	-	-	(2)	(2)	
Disposal of interests in subsidiaries	-	-	-	-	-	-	-	-	-	286	286
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	132	132
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(125)	(125)
Translation (loss)/gain (restated – para 5a)	-	-	-	-	(1,109)	-	-	-	(1,109)	21	(1,088)
Loss for the period (restated – para 5a)	-	-	-	-	-	(1,198)	-	-	(1,198)	304	(894)
Dividends	-	-	-	-	-	(14)	14	-	-	-	-
Dividends paid	-	-	-	-	-	-	(19,835)	-	(19,835)	-	(19,835)
Balance at 30.9.2004	38,272	159,257	17	(15,531)	1,897	178,764	-	-	362,676	4,283	366,959
Balance at 1.7.2005	38,325	159,588	171	(15,531)	902	175,141	5,110	-	363,706	5,968	369,674
Issue of 20,000 shares upon exercise of options at S$2.025 per share	6	35	-	-	-	-	-	-	41	-	41
Fair value loss – available-for-sale financial assets	-	-	-	-	-	-	-	(1,813)	(1,813)	-	(1,813)
Translation gain/(loss)	-	-	-	-	894	-	-	-	894	(97)	797
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	(356)	(356)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(310)	(310)
Goodwill reversed to retained earnings on disposal of investments	-	-	-	8,501	-	(8,501)	-	-	-	-	-
(Loss)/profit for the period	-	-	-	-	-	(2,549)	-	-	(2,549)	443	(2,106)
Dividends	-	-	-	-	-	(5,170)	5,170	-	-	-	-
Balance at 30.9.2005	38,331	159,623	171	(7,030)	1,796	158,921	10,280	(1,813)	360,279	5,648	365,927

	Share Capital S$'000	Share Premium S$'000	Reserves: Translation Reserve S$'000	Reserves: Retained Profits S$'000	Reserves: Dividend Reserve S$'000	Sub-Total S$'000	Total S$'000
CIHL							
Balance at 1.7.2004 (as previously reported)	36,840	148,908	2,834	80,648	19,821	252,211	289,051
Change in accounting policies (para 5a)	–	–	(2,834)	2,834	–	–	–
Balance at 1.7.2004 (as restated)	36,840	148,908	–	83,482	19,821	252,211	289,051
Issue of 145,000 ordinary shares upon exercise of options at S$1.9125 per share	43	234	–	–	–	234	277
Issue of 50,000 ordinary shares upon exercise of options at S$2.025 per share	15	86	–	–	–	86	101
Issue of 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	–	–	–	10,029	11,403
Profit for the period (restated – para 5a)	–	–	–	733	–	733	733
Dividends	–	–	–	(14)	14	–	–
Dividends paid	–	–	–	–	(19,835)	(19,835)	(19,835)
Balance at 30.9.2004	38,272	159,257	–	84,201	–	243,458	281,730
Balance at 1.7.2005	38,325	159,588	–	91,716	5,110	256,414	294,739
Issue of 20,000 ordinary shares upon exercise of options at S$2.025 per share	6	35	–	–	–	35	41
Profit for the period	–	–	–	422	–	422	422
Dividends	–	–	–	(5,170)	5,170	–	–
Balance at 30.9.2005	38,331	159,623	–	86,968	10,280	256,871	295,202

1(d)(ii) Details of any changes in CIHL's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Since 30.6.2005, the issued share capital has increased as follows:

	No of shares	*S$'000*
As at 30.6.2005	127,748,618	38,325
– Issue of new ordinary shares of S$0.30 each at S$2.025 per share to option holders who exercised their options granted under CIHL Share Option Scheme 1999	20,000	6
As at 30.9.2005	127,768,618	38,331

Status of outstanding Share Options

	30.9.2005	**30.9.2004**
CIHL Share Option Scheme 1999	544,000	750,000

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard of practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

Other than the adoption of certain revisions to various existing Financial Reporting Standards ("FRS") and the new FRSs that are mandatory on CIHL Group commencing from the current financial year, CIHL Group has adopted the same accounting policies and methods of computation for the financial period reported on as those adopted for the audited financial statements for the 15 months ended 31 March 2005. The effects of adoption of these revised or new FRSs are disclosed in paragraph 5 below.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the adoption of the various revised and new FRSs are summarised as follows:

(a) *FRS 21 – The Effects of Changes in Foreign Exchange Rates*

Exchange differences arising from monetary items that form part of CIHL Group's net investment in a foreign operation are charged to the profit and loss account in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of CIHL Group, except for exchange differences arising from monetary items which are denominated in currencies other than the functional currencies of the investor and investee entities.

The impact of adoption of FRS 21 on the translation reserve and on the opening retained earnings of CIHL Group and CIHL for the quarter reported on is reflected in note 1d(i).

The effects of prior period adjustments on CIHL Group and CIHL's financial statements from the adoption of FRS 21 are as follows:

	CIHL Group			CIHL		
	Previously reported	Prior period adjustments	As restated	Previously reported	Prior period adjustments	As restated
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Quarter ended 30.9.2004						
Balance Sheet Items						
Translation reserve						
At 1.7.2004	5,545	(2,539)	3,006	2,834	(2,834)	-
Currency translation differences	(1,190)	81	(1,109)	(181)	181	-
At 30.9.2004	4,355	(2,458)	1,897	2,653	(2,653)	-
Retained profits						
At 1.7.2004	177,437	2,539	179,976	80,648	2,834	83,482
Loss for the period	(1,117)	(81)	(1,198)	914	(181)	733
Dividend	(14)	-	(14)	(14)	-	(14)
At 30.9.2004	176,306	2,458	178,764	81,548	2,653	84,201
Profit and Loss Items						
Exchange gain/(loss)	1,825	(81)	1,744	1,790	(181)	1,609

(b) *FRS 39 – Financial Instruments: Recognition and Measurement*

CIHL Group has re-designated its "marketable securities" and "investments in listed and unlisted securities" as available-for-sale financial assets effective 1 April 2005. Accordingly effective 1 April 2005:

(i) For securities listed in an active market, published price quotations are used for measurement;

(ii) The carrying value of CIHL Group's available-for-sale financial assets as at 1 April 2005 will be subject to a fair value assessment;

(iii) Changes in fair value of the available-for-sale financial assets commencing 1 April 2005 will be dealt with in the reserves until disposal, at which time they will be included in the profit and loss account.

FRS 39 also requires that changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting to be recognised in the profit and loss account.

For the quarter reported on, upon fair value assessments, the adoption of FRS 39 resulted in a debit of S$1.8 million to fair value reserve in respect of available-for-sale financial assets and a loss of S$319,000 in the profit and loss account in respect of derivative financial instruments.

(c) *FRS 103 – Business Combinations*

Under FRS 103, goodwill previously recognised would cease to be amortised and accumulated amortisation would be eliminated by offsetting against the cost of goodwill with effect from 1 April 2005. From the current financial year onwards, goodwill will be tested annually for impairment before the end of each financial year, as well as when there are indications of impairment.

6. Earnings per ordinary share of CIHL Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	CIHL Group			
		Restated		Restated
	Q2 ended 30.9.2005	Q2 ended 30.9.2004	Q2 YTD 2005	Q2 YTD 2004
Earnings per ordinary share of S$0.30 each for the period:				
(a) Based on weighted average number of ordinary shares in issue	(2.00) cts	(0.96) cts	(2.81) cts	(3.46) cts
(b) On a fully diluted basis	(1.99) cts	(0.95) cts	(2.80) cts	(3.45) cts
Weighted average number of ordinary shares	127,764,053	125,349,012	127,737,525	124,045,334

For earnings per ordinary share calculation, the weighted average number of ordinary shares for the period of 127,764,053 (2004: 125,349,012) represents the number of ordinary shares in issue during the period. For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue had been adjusted to reflect the effect of all potentially dilutive ordinary shares from the exercise of all outstanding options.

7. Net asset value (for CIHL and CIHL Group) per ordinary share based on issued share capital of the issuer at the end of the:

(a) current financial period reported on; and

(b) immediately preceding financial year.

	CIHL Group		CIHL	
	As at 30.9.2005	As at 31.3.2005	As at 30.9.2005	As at 31.3.2005
	S$	*S$*	*S$*	*S$*
Net asset value per ordinary share based on issued share capital at the end of the period	2.82	2.83	2.31	2.30

8. A review of the performance of CIHL Group, to the extent necessary for a reasonable understanding of CIHL Group's business. It must include a discussion of the following:

(a) any significant factors that affected the turnover, costs, and earnings of CIHL Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

During the quarter ended 30th September 2005, CIHL Group registered a turnover of S$34.9 million, on par with the same period last year. This mainly reflected the sales performance of the joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

CIHL Group recorded an operating loss of S$1.1 million before exceptional items and share of results of associated companies versus S$0.07 million profit from the corresponding quarter last year. This was mainly due to rising cost of raw materials and net exchange loss incurred for the quarter.

In China, CAHL continued to face keen competition. As a result, both its sales and manufacturing operations have been restructured to better match the volume of its business. In Hong Kong, despite the increase in the prime lending rate which has slowed down the property transactions, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market.

In Singapore, the construction industry continued to contract and competition remained stiff. The Malaysian market has weakened due to fewer publicly funded infrastructural development and commercial projects. Construction activities mainly came from residential market. During the quarter, the Philippines sales and marketing operation has been merged with those of Schneider to enhance sales and operating efficiencies.

The Middle East market continued to perform well with impressive sales growth and increased market share. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales of light fittings in China were volatile due to its project based nature. New products introduced this quarter include T5 and T8 range of energy saving light fitting products. CIHL are positioning GP Lighting as the professional lighting solution manufacturer/provider of environmentally friendly green lighting products. New sales offices have been set up in Zhejiang, Nanjing and Qingdao to further strengthen the presence in the market.

During the financial period, CIHL Group recorded an interest income of S$1.2 million on the balances receivable from the divestment of 21% equity interest in Gerard Corporation Pty Ltd. This interest income was subjected to a relatively higher corporate tax rate of 30% in Australia. In addition, CIHL was charged withholding tax of S$220,000 for dividend declared by an Australian subsidiary. Consequently, the taxation charge and effective tax rate for the quarter reported on were relatively higher.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which CIHL Group operates and any known factors or events that may affect CIHL Group in the next reporting period and the next 12 months.

CIHL Group does not expect any significant change to the competitive situation in its major markets in the short term. In China, the restructuring process will allow both the sales and manufacturing operations to be more focused, reactive and competitive to better serve the market and bring the business towards recovery and growth. In Hong Kong, the steady economic and tourism growth will continue to stimulate developments for hotels, service apartments and residential buildings.

Interest in residential properties is gaining pace in Singapore following the government's relaxation of real estate policy to allow a higher loan quantum of up to 90% of the property price. The government's plans to make Singapore a more vibrant global city, including the Orchard Road tourist belt area and the intended construction of two integrated resorts in Marina Bay and Sentosa, are expected to boost the property sector. The trading environment in Malaysia will continue to be competitive for an extended period of time due to the limited number of new projects in the pipe line.

The Middle East marketing and manufacturing operations will continue to benefit from the strong building and development activities in the United Arab Emirates. Despite the high oil prices, the outlook for the Indonesian and Thailand markets will continue to be positive with political stability and economic growth resulting in an increase in the number of building and development projects.

To further save operating costs and improve sales effectiveness, CAHL's sales operations in Korea and Taiwan will be integrated with Schneider's local operations which will handle all future sales of Clipsal products in these two countries.

CAHL will continue to focus on productivity and efficiency improvements to counter the rising raw material prices. Special focus will be placed on promoting the E3000 C-Metro and ULTI range of wiring accessories to the high-end hotels, service apartments and luxurious residential projects. A new miniaturized range of circuit breakers and residual devices, produced by Schneider for Clipsal will be introduced in Singapore, Malaysia and Indonesia this quarter.

The new factory in Shanghai for general light fitting products which became operational in July this year will greatly enhance our capability and competitiveness in bidding for lighting projects which demand shorter lead time. CIHL Group will continue to expand our product ranges, invest in promotional activities, and further strengthen our distribution network in China.

CIHL Group will continue to explore different alternatives to rationalise its operations and structure for the long term benefit of its shareholders.

11. Dividend

(a) *Current Financial Period Reported On*

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	13.33% / 4.00 cts
Par value of shares	S$0.30
Tax Rate	One-tier tax

(b) *Corresponding Period of the Immediately Preceding Financial Year*

Any dividend declared for the corresponding period of the immediately preceding financial year? No.

The previous financial period comprised of 15 months commencing from 1 January 2004, and an interim dividend was declared for the quarter ended 30 June 2004.

(c) *Date payable*

The dividend will be payable on 8 December 2005.

(d) *Books closure date*

The Transfer Books and the Register of Members of CIHL will be closed on 24 November 2005, for the purpose of determining shareholders' entitlements to the interim dividend.

Duly completed transfers received by CIHL's Share Registrars, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 23 November 2005 will be registered to determine shareholders' entitlements to the interim dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with shares at 5.00 p.m. on 23 November 2005 will be entitled to the interim dividend.

(e) Scrip Dividend Scheme

The CIH Limited Scrip Dividend Scheme under which shareholders may elect to receive dividends in the form of shares instead of cash will not apply to this interim dividend.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

BY ORDER OF THE BOARD
Victor Lo Chung Wing
Chairman

9 November 2005

THIRD QUARTER FINANCIAL STATEMENT

1(a) An income statement (for CIHL Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

CIHL Group Income Statement for the third quarter ended 31 December 2005.

	Q3 ended 31.12.2005 S$'000	Restated* Q3 ended 31.12.2004 S$'000	% Change	Q3 YTD 2005 S$'000	Restated Q3 YTD 2004 S$'000	% Change
Revenue	38,057	31,316	21.53	106,293	99,746	6.56
Cost of sales	(25,725)	(23,672)	8.67	(73,808)	(69,973)	5.48
Gross profit	12,332	7,644	61.33	32,485	29,773	9.11
Other income	4,957	3,319	49.35	11,916	11,666	2.14
Distribution expenses	(7,316)	(8,191)	(10.68)	(20,957)	(22,468)	(6.73)
Administrative expenses	(8,702)	(6,102)	42.61	(22,404)	(18,407)	21.71
Foreign exchange (loss)/gain	(504)	4,422	N/M	610	1,017	(40.02)
Other expenses	(443)	(136)	225.74	(1,259)	(833)	51.14
Interest on borrowings	(1,866)	(732)	154.92	(3,465)	(2,990)	15.89
(Loss)/profit before exceptional items	(1,542)	224	N/M	(3,074)	(2,242)	37.11
Exceptional items	–	1	N/M	(33)	1	N/M
(Loss)/profit before share of results of associated companies	(1,542)	225	N/M	(3,107)	(2,241)	38.64
Share of results of associated companies	(13)	965	N/M	(67)	147	N/M
(Loss)/profit before taxation	(1,555)	1,190	N/M	(3,174)	(2,094)	51.58
Taxation	(668)	(328)	103.66	(1,824)	(921)	98.05
(Loss)/profit after taxation	(2,223)	862	N/M	(4,998)	(3,015)	65.77
Attributable to:						
Equity shareholders of CIHL	(3,204)	652	N/M	(6,787)	(3,640)	86.46
Minority interests	981	210	367.14	1,789	625	186.24
	(2,223)	862	N/M	(4,998)	(3,015)	65.77

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group and CIHL's financial statements*

N/M – not meaningful

	Q3 ended 31.12.2005 S$'000	Q3 ended 31.12.2004 S$'000	Q3 YTD 2005 S$'000	Q3 YTD 2004 S$'000
Dividend income included in other income	–	–	493	2,224
Interest income included in other income *(Note A)*	2,600	2,337	7,698	6,496
Proceeds from disposal of obsolete inventory included in other income	1,700	–	1,700	–
Depreciation and amortisation	(1,900)	(1,858)	(5,774)	(6,214)
(Provision)/write-back of allowance for bad debts and bad debts written off (net)	(806)	(828)	(1,228)	(868)
(Provision)/write-back of allowance for stock obsolescence and stock written off (net)	(535)	921	(796)	1,625
(Loss)/gain on disposal/write-off of fixed assets (net)	(49)	(31)	(150)	244
Over/(under) provision for tax liabilities in respect of prior years	167	(130)	66	(217)
Discount on acquisition of a subsidiary	–	–	171	–

Note A – The higher interest income is mainly related to the balances receivable for the divestment of 21% equity interest in Gerard Corporation Pty Ltd since May 2005.

Exceptional Items

	Q3 ended 31.12.2005 S$'000	Q3 ended 31.12.2004 S$'000	Q3 YTD 2005 S$'000	Q3 YTD 2004 S$'000
Net loss on restructuring of operations	–	–	(33)	–
Cost of restructuring of operations pursuant to the transactions with Schneider Electric SA ("Schneider") to form Clipsal Asia Holdings Limited ("CAHL"), a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia	–	(6,161)	–	(6,161)
Net gain on the disposal of the Clipsal businesses and operations in Indonesia and Thailand as part of the transactions with Schneider	–	6,162	–	6,162
Total	–	1	(33)	1

(b)(i) A balance sheet (for CIHL and CIHL Group), together with a comparative statement as at the end of the immediately preceding financial year.

		CIHL Group		CIHL	
	Note	**31.12.2005**	**31.3.2005**	**31.12.2005**	**31.3.2005**
		S$'000	*S$'000*	*S$'000*	*S$'000*
Fixed assets	*1*	36,802	32,627	481	599
Interest in subsidiaries		–	–	175,289	196,071
Interest in associated companies	*3*	333	9,726	–	–
Interest in joint venture		–	–	101,946	101,946
Interest in unlisted equity shares	*2*	55,870	58,080	–	–
Other investments	*3*	13,038	2,403	194	194
Non-current receivables	*4*	134,920	140,274	8,161	6,665
Deferred tax assets		560	844	–	–
Intangible assets		11,524	10,626	–	–
		253,047	254,580	286,071	305,475
Current assets		253,538	264,182	52,219	33,861
Current liabilities		(137,160)	(148,930)	(34,342)	(44,419)
Net current assets/ (liabilities)		116,378	115,252	17,877	(10,558)
Non-current liabilities	*5*	(18,784)	(3,540)	(16,503)	(1,500)
		350,641	366,292	287,445	293,417
Represented by:					
Share capital		38,777	38,280	38,777	38,280
Reserves		305,338	322,517	248,668	255,137
		344,115	360,797	287,445	293,417
Minority interests		6,526	5,495	–	–
		350,641	366,292	287,445	293,417

Note

1. The increase in fixed assets is mainly related to the expansion of manufacturing facilities held by the joint-venture with Schneider Electric SA in Huizhou, China.

2. The decrease in interest in unlisted equity shares is due to the weakening of the Australian dollar against the Singapore dollar on conversion of our investment denominated in the Australian dollar.

3. During the previous quarter, CIHL Group's effective interest in an associated company was diluted pursuant to the restructuring of that company which was then reclassified to "Other investments".

4. The decrease in non-current receivables is mainly due to part of the balances being transferred to current receivables during the quarter and the decrease in the Singapore dollar equivalent of receivables denominated in Australian dollar which has weakened against the Singapore dollar.

5. The increase in non-current liabilities is mainly due to the draw-down of CIHL's Transferable Loan Facility to finance CIHL Group's investments and working capital.

1(b)(ii) Aggregate amount of CIHL Group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31.12.2005		As at 31.3.2005	
Secured	Unsecured	Secured	Unsecured
227,000	47,412,000	259,000	64,284,000

Amount repayable after one year

As at 31.12.2005		As at 31.3.2005	
Secured	Unsecured	Secured	Unsecured
226,000	16,015,000	372,000	823,000

Details of any collateral

The total net book value of CIHL Group's fixed assets held under finance leases and hire purchase contracts amounted to S$155,000 (as at 31.3.2005: S$233,000).

The total net book value of CIHL Group's leasehold land and buildings pledged to banks as securities for mortgage loan facilities granted by the banks to CIHL Group amounted to S$2,261,000 (as at 31.3.2005: S$2,264,000).

1(c) A cash flow statement (for CIHL Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Q3 ended 31.12.2005 S$'000	Restated* Q3 ended 31.12.2004 S$'000
Cash flows from operating activities:		
(Loss)/profit before share of results of associated companies (after EI)	(1,542)	225
Adjustments not involving cash flows:		
Amortisation of deferred expenditure and other intangible assets	693	383
Impairment loss in goodwill	407	–
Amortisation of goodwill	–	31
Depreciation of fixed assets	1,207	1,444
Fixed assets written off	154	35
Fair value gain on derivative financial instruments	(3,847)	–
Interest expense	1,866	732
Interest income	(2,600)	(2,337)
Net exceptional gain on transactions with Schneider	–	(1)
Gain on disposal of fixed assets (net)	(105)	(4)
Operating (loss)/profit before working capital changes	(3,767)	508
Stocks and work-in-process	(150)	3,071
Debtors and prepayments	20,202	27,535
Creditors and accrued charges	(4,084)	371
Amount due to ultimate holding company	723	(149)
Cash from operations	12,924	31,336
Income tax paid	(163)	(348)
Interest paid	(1,043)	(732)
Interest received	508	2,337
Net cash from operating activities	12,226	32,593
Cash flows from investing activities:		
Investment in an associated company	(100)	–
Consideration from transactions with Schneider	–	7,964
Advances to Gerard Corporation	–	(10,979)
Payment for deferred expenditure and other intangible assets	(205)	(184)
Proceeds from disposal of fixed assets	2,063	305
Payments for purchase of fixed assets	(3,741)	(4,044)
Net cash used in investing activities	(1,983)	(6,938)

	Q3 ended 31.12.2005 *S$'000*	Restated* Q3 ended 31.12.2004 *S$'000*
Cash flows from financing activities:		
Net repayment of short-term bank borrowings	(12,978)	(17,390)
Proceeds from long-term bank borrowings	5,293	909
Repayments of long-term bank borrowings	(135)	(718)
Dividends paid to shareholders of CIHL	(10,280)	–
Dividends paid to minority interests	–	(52)
Issue of shares, net of expenses	3,600	–
Obligations under finance leases and hire purchase contracts	(13)	(18)
Net cash used in financing activities	(14,513)	(17,269)
Currency realignments	3,356	(6,417)
Net (decrease)/increase in cash held	(914)	1,969
Cash at beginning of period	59,328	86,074
Cash at end of period	58,414	88,043
Cash at end of period comprised:		
Net bank balances, deposit and cash	60,360	89,827
Bank overdrafts	(1,946)	(1,784)
Cash at end of period	58,414	88,043

* *please refer to para 5a for the note on prior period adjustments and the effects on CIHL Group's financial statements.*

Note: Certain comparative figures have also been adjusted to conform with the current period's presentation.

1(d)(i) A statement (for CIHL and CIHL Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to shareholders of CIHL										
					(Goodwill)/						
	Share Capital	Share Premium	Revaluation Reserve	Capital Reserve	Translation Reserve	Retained Profits	Dividend Reserve	Fair Value Reserve	Sub-Total	Minority Interests	Total
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
CIHL Group											
Balance at 1.10.2004 (as previously reported)	38,272	159,257	17	(15,531)	4,355	176,306	-	-	362,676	4,283	366,959
Change in accounting policies (para 5a)	-	-	-	-	(2,457)	2,457	-	-	-	-	-
Balance at 1.10.2004 (as restated)	38,272	159,257	17	(15,531)	1,898	178,763	-	-	362,676	4,283	366,959
Reversal on disposal of interest in associated company	-	-	13	-	-	-	-	-	13	-	13
Dividends paid to minority interest	-	-	-	-	-	-	-	-	-	(52)	(52)
Translation loss (restated)	-	-	-	-	(4,234)	-	-	-	(4,234)	(373)	(4,607)
Profit for the period (restated)	-	-	-	-	-	652	-	-	652	210	862
Balance at 31.12.2004	38,272	159,257	30	(15,531)	(2,336)	179,415	-	-	359,107	4,068	363,175
Balance at 1.10.2005	38,331	159,623	171	(7,030)	1,796	158,921	10,280	(1,813)	360,279	5,648	365,927
Issue of 1,487,709 ordinary shares upon distribution of scrip dividend at S$2.42 per share	446	3,154	-	-	-	-	-	-	3,600	-	3,600
Fair value gain – available-for-sale financial assets	-	-	-	-	-	-	-	265	265	-	265
Translation loss for the period	-	-	-	-	(6,545)	-	-	-	(6,545)	(103)	(6,648)
(Loss)/profit for the period	-	-	-	-	-	(3,204)	-	-	(3,204)	981	(2,223)
Dividends paid	-	-	-	-	-	-	(10,280)	-	(10,280)	-	(10,280)
Balance at 31.12.2005	38,777	162,777	171	(7,030)	(4,749)	155,717	-	(1,548)	344,115	6,526	350,641

	Share Capital S$'000	Share Premium S$'000	Translation Reserve S$'000	Reserves Retained Profits S$'000	Dividend Reserve S$'000	Sub-Total S$'000	Total S$'000
CIHL							
Balance at 1.10.2004 (as previously reported)	38,272	159,257	2,653	81,548	–	243,458	281,730
Change in accounting policies (para 5a)	–	–	(2,653)	2,653	–	–	–
Balance at 1.10.2004 (as restated)	38,272	159,257	–	84,201	–	243,458	281,730
Profit for the period (restated)	–	–	–	12,780	–	12,780	12,780
Balance at 31.12.2004	38,272	159,257	–	96,981	–	256,238	294,510
Balance at 1.10.2005	38,331	159,623	–	86,968	10,280	256,871	295,202
Issue of 1,487,709 ordinary shares upon distribution of scrip dividend at S$2.42 per share	446	3,154	–	–	–	3,154	3,600
Loss for the period	–	–	–	(1,077)	–	(1,077)	(1,077)
Dividends paid	–	–	–	–	(10,280)	(10,280)	(10,280)
Balance at 31.12.2005	38,777	162,777	–	85,891	–	248,668	287,445

1(d)(ii) Details of any changes in CIHL's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Since 30.9.2005, the issued share capital has increased as follows:

	No of shares	*S$'000*
As at 30.9.2005	127,768,618	38,331
– Issue of new ordinary shares of S$0.30 each at S$2.42 per share upon election of scrip dividend by shareholders pursuant to the CIH Limited Scrip Dividend Scheme	1,487,709	446
As at 31.12.2005	129,256,327	38,777

Status of outstanding Share Options

	31.12.2005	**31.12.2004**
CIHL Share Option Scheme 1999	504,000	750,000

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard of practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Other than the adoption of certain revisions to various existing Financial Reporting Standards ("FRS") and the new FRSs that are mandatory on CIHL Group commencing from the current financial year, CIHL Group has adopted the same accounting policies and methods of computation for the financial period reported on as those adopted for the audited financial statements for the 15 months ended 31 March 2005. The effects of adoption of these revised or new FRSs are disclosed in paragraph 5 below.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the adoption of the various revised and new FRSs are summarised as follows:

(a) *FRS 21 – The Effects of Changes in Foreign Exchange Rates*

Exchange differences arising from monetary items that form part of CIHL Group's net investment in a foreign operation are charged to the profit and loss account in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of CIHL Group, except for exchange differences arising from monetary items which are denominated in currencies other than the functional currencies of the investor and investee entities.

The impact of adoption of FRS 21 on the translation reserve and on the opening retained earnings of CIHL Group and CIHL for the quarter reported on is reflected in note 1d(i).

The effects of prior period adjustments on CIHL Group and CIHL's financial statements from the adoption of FRS 21 are as follows:

	CIHL Group			CIHL		
	Previously reported	Prior period adjustments	As restated	Previously reported	Prior period adjustments	As restated
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Quarter ended 31.12.2004						
Balance Sheet Items						
Translation reserve						
At 1.10.2004	4,355	(2,457)	1,898	2,653	(2,653)	–
Currency translation differences	(4,707)	473	(4,234)	(925)	925	–
At 31.12.2004	(352)	(1,984)	(2,336)	1,728	(1,728)	–
Retained profits						
At 1.10.2004	176,306	2,457	178,763	81,548	2,653	84,201
Gain/(loss) for the period	1,125	(473)	652	13,705	(925)	12,780
At 31.12.2004	177,431	1,984	179,415	95,253	1,728	96,981
Profit and Loss Items						
Exchange gain/(loss)	4,895	(473)	4,422	4,845	(925)	3,920

(b) FRS 39 – Financial Instruments: Recognition and Measurement

CIHL Group has re-designated its "marketable securities" and "investments in listed and unlisted securities" as available-for-sale financial assets effective 1 April 2005. Accordingly effective 1 April 2005:

(i) For securities listed in an active market, published price quotations are used for measurement;

(ii) The carrying value of CIHL Group's available-for-sale financial assets as at 1 April 2005 will be subject to a fair value assessment;

(iii) Changes in fair value of the available-for-sale financial assets commencing 1 April 2005 will be dealt with in the reserves until disposal, at which time they will be included in the profit and loss account.

FRS 39 also requires that changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting to be recognised in the profit and loss account.

For the quarter reported on, upon fair value assessments, the adoption of FRS 39 resulted in a credit of S$265,000 to fair value reserve in respect of available-for-sale financial assets and a gain of S$3,847,000 in the profit and loss account in respect of derivative financial instruments.

(c) FRS 103 – Business Combinations

Under FRS 103, goodwill previously recognised would cease to be amortised and accumulated amortisation would be eliminated by offsetting against the cost of goodwill with effect from 1 April 2005. From the current financial year onwards, goodwill will be tested annually for impairment before the end of each financial year, as well as when there are indications of impairment.

6. Earnings per ordinary share of CIHL Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	CIHL Group			
	Q3 ended 31.12.2005	Restated Q3 ended 31.12.2004	Q3 YTD 2005	Restated Q3 YTD 2004
Earnings per ordinary share of S$0.30 each for the period:				
(a) Based on weighted average number of ordinary shares in issue	(2.48) cts	0.51 cts	(5.30) cts	(2.91) cts
(b) On a fully diluted basis	(2.48) cts	0.51 cts	(5.29) cts	(2.90) cts
Weighted average number of ordinary shares	128,949,083	127,574,618	128,142,846	125,226,040

For earnings per ordinary share calculation, the weighted average number of ordinary shares for the period of 128,949,083 (2004: 127,574,618) represents the number of ordinary shares in issue during the period. For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue had been adjusted to reflect the effect of all potentially dilutive ordinary shares from the exercise of all outstanding options.

7. Net asset value (for CIHL and CIHL Group) per ordinary share based on issued share capital of the issuer at the end of the:

(a) current financial period reported on; and

(b) immediately preceding financial year.

	CIHL Group		CIHL	
	As at 31.12.2005	As at 31.3.2005	As at 31.12.2005	As at 31.3.2005
	S$	*S$*	*S$*	*S$*
Net asset value per ordinary share based on issued share capital at the end of the period	2.66	2.83	2.22	2.30

The decrease in net asset value per ordinary share was due to the distribution of final dividend of S$0.04 per ordinary share for the financial period ended 31 March 2005 and interim dividend of S$0.04 per ordinary share for the current financial year during the quarter, and losses incurred by the joint venture for the 9-month period ended 31 December 2005.

8. A review of the performance of CIHL Group, to the extent necessary for a reasonable understanding of CIHL Group's business. It must include a discussion of the following:

(a) any significant factors that affected the turnover, costs, and earnings of CIHL Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of CIHL Group during the current financial period reported on.

During the quarter ended 31 December 2005, CIHL Group registered a turnover of S$38.1 million, an increase of approximately 21.5 % over the same period last year. The improved sales performance was mainly achieved by the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

CIHL Group recorded an operating loss of S$1.5 million before exceptional items and share of results of associated companies compared to S$0.2 million profit in the corresponding quarter, despite an improvement of the gross profit margin from 24.4% to 32.4%. This was mainly due to the increase in administrative expenses at CAHL Group, higher interest expense and the net unrealised exchange loss incurred by CIHL.

In China, CAHL continued to face keen competition. With the restructuring of the sales and manufacturing operations since the last quarter to better match the volume of its business, sales for the quarter grew satisfactorily. In Hong Kong, there was a continuing demand for electrical accessories products mainly from the retrofit market despite concerns over the increase in the prime lending rate for housing loans.

In Singapore, despite an improvement in the residential property market, competition remained stiff. The Malaysian market remained weak from fewer governmental infrastructure and commercial development expenditure. Demand mainly came from the residential sector.

The Middle East market continued to perform well with impressive sales growth. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales turnover of light fittings in China was still fluctuating. The opening of our Shanghai manufacturing plant has enhanced CIHL's capability and competitiveness in the bidding of lighting projects, which requires a shorter lead time. CIHL continued to develop and introduce new T5 and T8 ranges of energy saving fittings.

During the quarter, CIHL Group recorded an interest income of S$1.2 million on balances receivable from the divestment of a 21% equity interest in Gerard Corporation Pty Ltd. As this interest income was subjected to a higher corporate tax rate of 30% in Australia, the taxation charge and effective tax rate for the quarter reported on were relatively higher.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which CIHL Group operates and any known factors or events that may affect CIHL Group in the next reporting period and the next 12 months.

On 12 January 2006, CIHL announced the exercise of the put option in relation to the disposal of its entire 50% interest in CAHL to its joint venture partner, Schneider Electric SA. Completion is expected to be in March 2006 and the net proceeds after withholding US$2.95 million retention is approximately US$56 million. Upon completion, CIHL will no longer be accounting for the results of CAHL with effect from the date of acceptance of the put option in January 2006.

On 3 February 2006, CIHL jointly with GP Industries Limited ("GPIL"), its immediate holding company, announced a proposal to privatise CIHL by way of a scheme of arrangement (the "Scheme"). Completion of the Scheme is subject to the approval of the relevant regulatory authorities and shareholders.

Under the Scheme, shareholders will have an opportunity to realise part of their investment in CIHL for cash, through the special dividend, and thereafter would be able to either participate in the GPIL Group's larger core business as GPIL shareholders, or benefit from the increased liquidity of a stock with research coverage.

Meanwhile, CIHL Group will continue to expand on its energy saving light fitting products and invest in promotional activities to strengthen the GP brand image. Further cost reduction measures are being implemented to improve operating results.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No.

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

(e) Scrip Dividend Scheme

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

BY ORDER OF THE BOARD
Victor Lo Chung Wing
Chairman

8 February 2006

SUMMARY OF SIGNIFICANT DIFFERENCE BETWEEN SINGAPORE GAAP AND HONG KONG GAAP

The audited consolidated financial statements of CIHL as set out in this appendix are prepared in accordance with Singapore GAAP, which has no significant difference from Hong Kong GAAP. The difference relevant to the financial statements of CIHL is summarized as follows:

Interest in Jointly Controlled Entity

CIHL adopts the benchmark treatment of proportionate consolidation for its 50% interest in CAHL. Under the proportionate consolidation method, CIHL's share of assets, liabilities, income and expenses of CAHL is combined on a line-by-line basis with similar items in the financial statements of CIHL .

Under Hong Kong GAAP, the interest of the jointly controlled entity is reported on equity accounting basis. CIHL Group's interest in the jointly controlled entity is included in the consolidated balance sheet at its share of the net assets of CAHL as interests in the jointly controlled entities. CIHL Group's share of the results of CAHL is included in the consolidated income statement as share of results of jointly controlled entities.

Since the net asset value and the net profit of CIHL will not be changed under either Singapore GAAP or Hong Kong GAAP, the difference is only in form of presentation and no reconciliation is considered necessary.

1. Unaudited Pro forma Financial Information

As at March 31, 2005

The following is the unaudited pro forma financial information of the Company assuming that the privatisation of CIHL by GPIL by way of a Scheme of Arrangement (under Section 210 of the Companies Act, Chapter 50 of Singapore) has been completed as at March 31, 2005 based on arrangement as set out in the Scheme.

The unaudited pro forma financial information was prepared based on the audited consolidated balance sheet of the Group as at March 31, 2005 which has been extracted from the audited consolidated financial statements of the Group for the year ended March 31, 2005 with adjustments to reflect the effect of the Proposal.

The unaudited pro forma financial information was prepared for illustrative purpose only and because of its nature, it may not be indicative of the financial position of the Group as at March 31, 2005 or at any future dates.

Unaudited Pro forma Financial Information

	Before privatisation of CIHL as at 31.3.2005	Special dividend to minority interests	Effect of privatisation of CIHL & deemed disposal of GPIL	After privatisation of CIHL as at 31.3.2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
		Note 1	*Note 2*	
Non-current assets	3,426,401		(2,958)	3,423,443
Current assets	2,095,522	(100,242)		1,995,280
Current liabilities	(2,180,987)			(2,180,987)
Minority interests	(844,965)	100,242	3,935	(740,788)
Non-current liabilities	(1,221,948)			(1,221,948)
Net assets	1,274,023			1,275,000
Capital and Reserves:				
Share capital	272,630			272,630
Reserves	1,001,393		977	1,002,370
Shareholders' funds	1,274,023			1,275,000

Notes to Unaudited Pro Forma Financial Information:

1. The adjustment reflects the payment of the special cash dividend, comprising the special cash dividend of approximately HK$78,800,000 paid by CIHL to its shareholders (other than GPIL) on the register of members on February 7, 2006 and special cash dividend of approximately HK$21,442,000 to be renounced by GPIL to its shareholders (other than the Company) on the register of members on February 7, 2006. In accordance with the scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, a special dividend of S$0.40 (approximately HK$1.90) for each ordinary share of CIHL is assumed to be paid out to the shareholders of CIHL, including GPIL. GPIL will then renounce the special dividend received from CIHL in favour of its shareholders.

2. The adjustment reflects the net decrease in the minority interests of approximately HK$3,935,000 resulting from the privatisation of CIHL by the allotment and issue of approximately 3.166 new ordinary shares of GPIL for each ordinary shares of CIHL to the shareholders of CIHL (other than GPIL). After the allotment and issue of new ordinary shares of GPIL, the Company's shareholding in GPIL is decreased from 87.1% to 67.7%, and accordingly, goodwill of approximately HK$2,958,000 resulted from acquisition of GPIL in previous years is derecognised upon deemed disposal of GPIL, resulting in a net increase of HK$977,000. The above adjustments are calculated with reference to the audited net assets value of the Company, GPIL and CIHL as at March 31, 2005. The actual gain or losses arising from the Proposal will be determined according to the net asset value of the Company, GPIL and CIHL at the completion date of the Proposal.

2. Accountants' Report on Unaudited Pro Forma Financial Information

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

March 31, 2006

The Board of Directors
Gold Peak Industries (Holdings) Limited

Dear Sirs,

We report on the unaudited pro forma financial information of Gold Peak Industries (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), as set out in section 1 of Appendix III of the circular dated March 31, 2006 in connection with a major and connected transaction – proposed privatisation of CIH Limited ("CIHL") by GP Industries Limited ("GPIL") by way of a Scheme of Arrangement (under Section 210 of the Companies Act, Chapter 50) of Singapore (the "Proposal"), which has been prepared, for illustrative purposes only, to provide information about how the Proposal might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 29 of Chapter 4 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the listing rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an assurance engagement performed in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and accordingly we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the basis set out in section 1 of Appendix III of the circular for illustrative purpose only and, because of its nature, it may not be indicative of the financial position of the Group as at March 31, 2005 or at any future date.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group for the year ended March 31, 2005; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Interest of Directors and Chief Executive

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) *The Company*

Name of Director	Number of Shares held Personal interests	 Family interests	 Total interests	Percentage shareholding in the issued share capital of the Company *(%)*
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.45 with option period from March 30, 2001 to March 29, 2006	HK$1.17 with option period from April 18, 2003 to October 17, 2007	HK$1.84 with option period from October 2, 2003 to October 1, 2008
Victor LO Chung Wing	1,250,000	–	1,600,000
Andrew NG Sung On	1,000,000	–	1,600,000
Kevin LO Chung Ping	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	650,000	1,000,000
LEUNG Pak Chuen	–	–	–
Richard KU Yuk Hing	–	–	500,000
Andrew CHUANG Siu Leung	625,000	–	500,000
CHAU Kwok Wai	625,000	500,000	600,000
Raymond WONG Wai Kan	625,000	–	1,000,000
Vincent CHEUNG Ting Kau	–	300,000	400,000
LUI Ming Wah	–	250,000	300,000
Frank CHAN Chi Chung	–	–	–
CHAN Kei Biu	–	–	–

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GPBI	Percentage shareholding in the issued share capital of GPBI (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GPIL	Percentage shareholding in the issued share capital of GPIL (%)
Victor LO Chung Wing	200,000	0.18	–	–	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	–	–
Kevin LO Chung Ping	–	–	–	–	–	–	–	–
Paul LO Chung Wai	80,000	0.07	–	–	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	–	–	70,000	0.02
Andrew CHUANG Siu Leung	–	–	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	152,000	0.12	–	–
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–	–	–
LUI Ming Wah	–	–	–	–	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–	–	–	–	–
CHAN Kei Biu	–	–	–	–	–	–	–	–

Name of Director	Number of GPBI Shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from March 17, 2002 to March 16, 2010	S$1.600 with option period from October 11, 2002 to October 10, 2010	S$1.250 with option period from August 5, 2004 to August 4, 2012	S$2.500 with option period from June 25, 2005 to June 24, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	–	–	–	170,000
Raymond WONG Wai Kan	–	–	120,000	120,000

Name of Director	Number of CIHL Shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from May 25, 2002 to May 24, 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GPIL Shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from April 14, 2002 to April 13, 2010	S$0.62 with option period from April 4, 2003 to April 3, 2011	S$0.55 with option period from August 14, 2003 to August 13, 2012	S$0.88 with option period from September 15, 2004 to September 14, 2013	S$1.03 with option period from July 5, 2005 to July 4, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	–	–	–	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	–	–	–	–	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

None of the other Directors or proposed Directors has any direct or indirect interest in any assets which have since March 31, 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company.

Save as disclosed in this circular, none of the Directors is materially interested in any contract or arrangement entered into by the Company subsisting at the date of this circular which is significant in relation to the business of the Company.

Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances of general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held (shares)	Percentage shareholding in the issued share capital of the Company (%)
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chanin Family Limited Partnership	28.25
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc	10.00
	Huizhou Desay Industry Co Ltd	10.00
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	5.00
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Ltd	49.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a) a sale and purchase agreement dated October 21, 2004 entered between WhiteRock Investments I Limited ("WhiteRock") and the Company in relation to the transfer of 23,910,177 shares in GP Industries from WhiteRock to the Company;

(b) a sale and purchase agreement dated December 13, 2004 entered between GP Industries and others in relation to the disposal of its entire 41.56% interest in Jiangsu Toppower Automotive Electronics Co., Ltd.;

(c) three share purchase agreements all dated March 7, 2005 entered between Tarway Two Pty. Ltd., an indirect subsidiary of the Company as vendor and each of Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard as respective purchaser in relation to the disposal of an aggregate 21% interest in Gerard Corporation Pty. Ltd;

(d) a loan agreement dated March 7, 2005 entered into between Tarway Two Pty. Ltd., Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard in relation to the repayment of loan in the sum of A$45.6 million by Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard to Tarway Two Pty. Ltd;

(e) a sale and purchase agreement dated June 23, 2005 entered among the shareholders of Bright Target Technology Limited, Lighthouse Technologies Limited, CIHL and the Company in relation to the acquisition of the entire issued share capital of Bright Target Technology Limited by Lighthouse Technologies Limited; and

(f) a notice to Schneider Electric SA dated January 12, 2006 served by CIHL in relation to the exercise of put option to request Schneider Electric SA to purchase CIHL's entire 50% interest in CAHL.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

INDEBTEDNESS

At the close of business on February 28, 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$2,628 million, of which approximately HK$12 million were secured. The borrowings comprised secured bank loans of approximately HK$12 million and unsecured bank borrowings of approximately HK$2,616 million.

As at February 28, 2006, the Group had contingent liabilities in respect of export bills and invoices discounted with recourse and guarantees given to banks in respect of banking facilities extended to associated companies and a jointly controlled entity in aggregate of approximately HK$148 million.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange at the close of business on February 28, 2006.

Save as aforesaid, there are no charges on any assets of the Group.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, none of the companies in the Group had any material debt securities, borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or other similar indebtedness, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on February 28, 2006.

The Directors confirm that there are no material changes in the indebtedness or contingent liabilities of the Group since February 28, 2006.

WORKING CAPITAL

The Directors are of the opinion that, taking into account the Group's available credit facilities, cash on hand and the net proceeds from the exercise of the Put Option, the Group has, in the absence of unforeseeable circumstances, sufficient working capital for its present requirements.

NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since March 31, 2005, being the date to which the latest audited financial statements of the Company were made up.

EXPERT

The following are the qualifications of the experts who have given its opinion and advice which are included in this circular:–

Name	Qualification
First Shanghai Capital Limited	*A corporation licensed under the SFO to conduct type 6 (advising on corporate finance) regulated activities*

As at the Latest Practicable Date, First Shanghai Capital Limited has no shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, First Shanghai Capital Limited has not withdrawn its written consent to the issue of this circular, with the inclusion of the references to its name and/or its opinion in the form and context in which they are included.

As at the Latest Practicable Date, First Shanghai Capital Limited had no direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to any member of the Company, or was proposed to be acquired, or disposed of by, or leased to any member of the Group since March 31, 2005, the date to which the latest published audited financial statements of the Company were made up.

GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the UK and a member of the Hong Kong Institute of Certified Accountants. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK and a Certified Financial Consultant of the Institute of Financial Consultants of Canada.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up and including April 20, 2006:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in the sub-section headed "Material Contracts" above;

(c) the letter dated March 31, 2006 from Independent Financial Adviser;

(d) the letter of consent dated March 31, 2006 from Independent Financial Adviser

(e) the annual reports of the Company for the financial years ended March 31, 2003, 2004 and 2005 and the interim report of the Company for the six months ended September 30, 2005;

(f) a circular of the Company dated May 5, 2005 in relation to the disposal of 21% interest in Gerard Corporation Pty Ltd by CIHL;

(g) a circular of the Company dated July 21, 2005 in relation to material dilution in and deemed disposal of a major subsidiary of the Company, Lighthouse Technologies Limited;

(h) a circular of the Company dated November 16, 2005 in relation to the acquisition of CIHL Shares by GPIL; and

(i) a circular of the Company dated February 1, 2006 in relation to the exercise of put option by CIHL.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at 4th Floor, Ching Room, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, on April 20, 2006 at 3:30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the proposal for the privatisation of CIH Limited by GP Industries Limited by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore is hereby approved, ratified and confirmed."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, March 31, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong
www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed.

2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. In accordance with Rule 14.46 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Gerard family, Mr. Andrew NG Sung On, Mr. CHAU Kwok Wai, Mr. Raymond WONG Wai Kan, Mr. HO Pak Nin and their respective associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.

6. The ordinary resolution as set out above will be determined by way of a poll.

7. As at the date of this notice, the board of directors of the Company ("Directors") consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

此乃要件　請即處理

閣下對本通函如有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

（股票代號：40）

GOLD PEAK

重大及關連交易
GP工業有限公司以協議計劃方式
（根據新加坡法例第50章公司法第210節）
建議將CIH Limited私有化

獨立董事委員會及獨立股東之獨立財務顧問

第一上海
FIRST SHANGHAI GROUP

第一上海融資有限公司

金山工業（集團）有限公司主席兼總裁函件載於本通函第5至第16頁。獨立董事委員會（按本通函定義）向獨立股東（按本通函定義）就有關建議（按本通函定義）提供意見之函件載於本通函第17頁及第18頁。獨立財務顧問（按本通函定義）第一上海融資有限公司向獨立董事委員會及獨立股東提供意見之函件載於本通函第19頁至第36頁。

金山工業（集團）有限公司謹訂於二零零六年四月二十日下午三時三十分假座香港九龍彌敦道20號香港喜來登酒店四樓清廳舉行股東特別大會，大會通告載於本通函第239頁至第240頁。無論　閣下能否出席大會，務請　閣下按隨附之代表委任表格上印備之指示填妥該表格並於股東特別大會指定舉行時間48小時前盡快交回本公司之註冊辦事處。倘　閣下欲出席大會，填妥及交回代表委任表格並不妨礙　閣下親身出席股東大會或任何續會及於會上投票。

二零零六年三月三十一日

目　錄

頁次

在本通函中，除文義另有所指外，以下詞語具有以下涵義。

「公告日期」	指	二零零六年二月三日，即GP工業及CIHL於新加坡作出聯合公告日期；
「聯繫人」	指	上市規則所定義者；
「暫停過戶登記日期」	指	於生效日期前宣佈暫停辦理CIHL及GP工業過戶及股東登記以釐定CIHL股東及GP工業股東（視乎情況而定）配額的日子；
「奇勝亞洲」	指	奇勝亞洲集團有限公司，CIHL與法國施耐德電氣公司各佔50%權益的合資公司；
「CIHL」	指	CIH Limited，於新加坡註冊成立的有限公司，其股份現於新加坡證券交易所上市；
「CIHL股份」	指	CIHL已發行股本中每股面值0.30坡元（約等於1.395港元）的普通股；
「CIHL股東」	指	CIHL股份持有人；
「CIHL集團」	指	CIHL及其附屬公司；
「新加坡公司法」	指	新加坡法例第50章公司法；
「本公司」或「金山工業」	指	金山工業（集團）有限公司，在香港註冊成立的有限公司，其股份在香港聯交所主板上市；
「代價股份」	指	就計劃股東於暫停過戶登記日期持有的每股計劃股份按每股0.754坡元（約等於3.506港元）（根據二零零五年九月三十日每股GP工業股份的除特別股息（即扣除將宣派的特別股息）未經審核資產淨值計算）發行GP工業3.166股新普通股；
「法院」	指	新加坡共和國高等法院；

「法院會議」	指	按照法院指示而將於新加坡召開的計劃股東大會，會上將就計劃進行表決；
「董事」	指	本公司董事；
「生效日期」	指	計劃根據新加坡公司法第210條生效的日期；
「股東特別大會」	指	為考慮並酌情批准建議而於二零零六年四月二十日召開之本公司股東特別大會；
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立的有限公司，其股份現時於新加坡證券交易所上市；
「金山電池股份」	指	金山電池已發行股本中每股面值0.80坡元（約等於3.720港元）的股份；
「GP工業」	指	GP工業有限公司，於新加坡註冊成立的有限公司，其股份現時於新加坡證券交易所上市；
「GP工業集團」	指	GP工業及其附屬公司；
「GP工業股東」	指	GP工業股份持有人；
「GP工業股份」	指	GP工業已發行股本中每股面值0.20坡元（約等於0.930港元）的股份；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「獨立董事委員會」	指	由在建議中並無利益的獨立非執行董事分別為呂明華先生，陳志聰先生及陳其鑣先生組成的獨立董事委員會；

「獨立財務顧問」	指	本公司獨立董事委員會及獨立股東之獨立財務顧問第一上海融資有限公司；
「獨立股東」	指	根據上市規則毋須在股東特別大會放棄就批准建議投票的股東；
「最後實際可行日期」	指	二零零六年三月二十九日，即確定此通函之部份資料以刊印此通函之最後實際可行日期；
「上市規則」	指	香港聯交所證券上市規則；
「中國」	指	中華人民共和國；
「建議」	指	GP工業透過計劃將CIHL私有化的建議；
「有關董事」	指	本公司董事吳崇安先生、周國偉先生及王維勤先生，以及CIHL董事何柏年先生；
「坡元」	指	新加坡法定貨幣新加坡元；
「計劃」	指	根據新加坡公司法第210條進行的協議計劃，據此CIHL將根據本通函所載的條款被私有化；
「計劃股東」	指	GP工業以外的CIHL股東；
「計劃股份」	指	現時由計劃股東持有的CIHL股份；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股份」	指	本公司已發行股本中每股面值0.50港元的普通股；
「股東」	指	股份登記持有人；
「新加坡」	指	新加坡共和國；
「新加坡證券交易所」	指	新加坡交易所股票交易公司；

「特別股息」	指	以現金向全體CIHL股東派付每股CIHL股份0.40坡元(約等於1.860港元)的特別股息;
「交易日」	指	新加坡證券交易所進行證券買賣業務的日子;
「%」	指	百分比。

在本通函中,除文義另有所指外,若干以新加坡元結算的金額已按1坡元兑4.65港元的匯率換算成港元,惟僅供參考。有關換算並不表示任何坡元金額已經或可能按該匯率或任何其他匯率兑換成港元,反之亦然。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

董事局

執行董事:
羅仲榮*(主席兼總裁)*
吳崇安*(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球

獨立非執行董事:
呂明華
陳志聰
陳其鑣

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

重大及關連交易
GP工業有限公司以協議計劃方式
(根據新加坡法例第50章公司法第210節)
建議將CIH Limited私有化

緒言

茲提述本公司日期為二零零六年二月七日有關GP工業向CIHL董事局建議根據新加坡公司法第210節以協議計劃的方式將CIHL私有化之公告。GP工業及CIHL均為本公

司之非全資附屬公司，兩者股份均在新加坡證券交易所上市。建議將使CIHL成為GP工業之全資附屬公司。當計劃生效時，CIHL將於新加坡證券交易所除牌。

截至最後實際可行日期，CIHL已發行股本共有129,256,327股每股面值0.30坡元（約等於1.395港元）的普通股。GP工業現時持有87,730,426股CIHL股份，相等於CIHL已發行股本約67.9%。截至最後實際可行日期，計劃股東擁有41,525,901股CIHL股份，相等於CIHL已發行股本約32.1%，而根據二零零五年九月三十日每股CIHL股份的除特別股息未經審核資產淨值2.387坡元（約等於11.100港元）計算，該等CIHL股份於二零零五年九月三十日的未經審核資產淨值約為99,100,000坡元（約等於460,800,000港元）。因此，建議將涉及GP工業以發行代價股份方式進行的應當出售，以及本公司透過其附屬公司GP工業間接收購現非由本集團持有的CIHL股份。於完成計劃後，GP工業將擁有CIHL的全部權益，而本公司則擁有GP工業約67.7%的權益。

根據上市規則，建議構成本公司之重大及關連交易。建議須獲本公司獨立股東透過召開本公司股東大會批准，方可作實。

本通函目的為：

(1) 提供予 閣下計劃之詳情；及

(2) 提供予 閣下股東特別大會通告以考慮並酌情同意建議。

計劃的條款

(a) 計劃乃向全體計劃股東提呈，包括以下事項：

(i) 向於暫停過戶登記日期的CIHL全體股東派發特別股息。特別股息須獲親身或委派代表出席法院會議並於會上投票的大多數計劃股東（不少於計劃股東所持CIHL股份面值75%）批准計劃的情況下，方可派發；

(ii) 計劃股東將所持全部計劃股份轉讓予GP工業及／或其代理人；及

(iii) GP工業就計劃股東所持每股計劃股份向其配發及發行約3.166股新GP工業股份(根據二零零五年九月三十日每股GP工業股份的除特別股息(即扣除將宣派的特別股息)未經審核資產淨值0.754坡元(約等於3.506港元)計算),以作為上述轉讓的代價(零碎代價股份將不予計算)。

(b) 根據計劃,GP工業有意把將收取之CIHL特別股息向其股東派發。預期GP工業股東將就暫停過戶登記日期所持每股GP工業股份收取介乎約0.0742坡元(約等於0.345港元)(按最後實際可行日期的GP工業已發行股本計算,並假設所有根據GP工業現有認股權計劃授出的未行使認股權已獲有效行使)至0.0764坡元(約等於0.355港元)(按公告日期的GP工業已發行股本計算並假設所有根據GP工業現有認股權計劃授出的未行使認股權並沒被行使)的股息。

就計劃股份而發行的代價股份數目乃根據二零零五年九月三十日GP工業及CIHL每股未經審核資產淨值(不包括特別股息)分別為0.754坡元(約等於3.506港元)及2.387坡元(約等於11.100港元)(分別較每股GP工業股份及每股CIHL股份於二零零六年二月三日(即公告日期)的除特別股息收市價(即每股收市價減特別股息)0.649坡元(約等於3.018港元)及1.790坡元(約等於8.324港元)高出約16.2%及33.4%)計算。GP工業及CIHL股份於二零零六年二月三日的收市價分別為0.725坡元(約等於3.371港元)及2.190坡元(約等於10.184港元)。根據將發行的代價股份計算,建議所涉及截至公告日期的CIHL全部已發行股本約值308,500,000坡元(約等於1,434,500,000港元)。截至最後可行日期,計劃股東擁有CIHL已發行股本32.1%,而根據二零零五年九月三十日每股CIHL股份的除特別股息未經審核資產淨值2.387坡元(約等於11.100港元)計算,該等CIHL股份於二零零五年九月三十日的未經審核資產淨值約為99,100,000坡元(約等於460,800,000港元)。

下表列載根據截至二零零三年十二月三十一日止十二個月期間及截至二零零五年三月三十一日止十五個月期間的CIHL經審核賬目而計算的計劃股份及CIHL的全部已發行股本應佔純利。

	截至二零零三年十二月三十一日止十二個月		截至二零零五年三月三十一日止十五個月	
	千坡元	*千港元*	*千坡元*	*千港元*
計劃股份應佔純利（除税及少數股東權益前）	38,653	179,736	1,113	5,175
計劃股份應佔純利（除税及少數股東權益後）	34,010	158,147	274	1,274
CIHL全部已發行股本應佔純利（除税及少數股東權益前）	120,314	559,460	3,463	16,103
CIHL全部已發行股本應佔純利（除税及少數股東權益後）	105,861	492,254	853	3,966

下表列載根據GP工業截至二零零四年三月三十一日止十二個月期間及截至二零零五年三月三十一日止十二個月期間經審核賬目而計算的GP工業全部已發行股本應佔純利。

	截至二零零四年三月三十一日止十二個月		截至二零零五年三月三十一日止十二個月	
	千坡元	*千港元*	*千坡元*	*千港元*
GP工業全部已發行股本應佔純利（除税及少數股東權益前）	99,522	462,777	55,415	257,680
GP工業全部已發行股本應佔純利（除税及少數股東權益後）	81,148	377,338	38,238	177,807

下表列載CIHL及GP工業於二零零五年九月三十日之未經審核未扣除特別股息前之每股資產淨值。

	坡元	港元
CIHL之未扣除特別股息前之每股資產淨值	2.787	12.960
GP工業之未扣除特別股息前之每股資產淨值	0.830	3.860

根據計劃,所轉讓的計劃股份將(i)已繳足股款;(ii)概不附帶任何留置權、衡平權、抵押、產權負擔、優先購買權及任何其他第三方權利或任何性質之權益;及(iii)附有股份於生效日期及其後所附帶之一切權利,但無權收取及保留記錄日期早於生效日期的一切股息、權利及其他分派(如有)。

將發行的代價股份在各方面均與生效日期的所有其他GP工業股份享有同等權利。於最後實際可行日期,GP工業之法定股本為200,000,000坡元(約等於930,000,000港元)而繳足股本為91,815,888.60坡元(約等於426,943,882港元)。

預計當根據計劃向計劃股東配發及發行代價股份後,本公司所佔的GP工業股權將由最後實際可行日期的GP工業已發行股本約87.1%降至經發行代價股份而擴大的GP工業已發行股本約67.7%(假設將根據計劃發行約131,471,002股新GP工業股份)。因此,GP工業仍為本公司的非全資附屬公司。

條件

由於建議將根據新加坡公司法第210節以協議計劃方式進行,故此計劃須獲計劃股東於法院會議上批准,方可進行。待達成以下條件後,計劃將為有效及具約束力:

(a) 計劃獲親身或委派代表出席法院會議並於會上投票的大多數計劃股東(不少於計劃股東所持CIHL股份面值75%)批准;

(b) 計劃獲法院通過及批准,而法院的法令副本須提交新加坡會計與企業管制局;

(c) GP工業股東在股東大會上批准計劃、向計劃股東配發及發行代價股份、GP工業把將收取之特別股息向其股東派發及所有為實施計劃而必需或建議的其他事宜;

(d) 建議獲本公司獨立股東批准,而Gerard家族、吳崇安先生、周國偉先生、王維勤先生、何柏年先生及各自的聯繫人不得投票;

(e) 代價股份獲新加坡證券交易所批准在新加坡證券交易所上市;

(f) CIHL股東在CIHL股東大會上批准派付特別股息;及

(g) 本公司獲得若干借款人的同意。

警告:

股東及/或有意投資者務請注意,建議及計劃須待達成上述條件方會進行,故建議及計劃未必生效。因此,彼等於買賣股份時務請審慎行事。

股權架構

下圖説明本集團於最後實際可行日期及實行計劃後即時的簡明股權架構概要:

現有股權架構


本公司
87.1%
Gerard
家族
有關董事
公眾
GP工業
17.3%
0.4%
14.4%
67.9%
49.1%
CIHL
金山電池

實行計劃後即時的股權架構


Gerard
家族
有關董事
本公司
公眾
12.0%
0.3%
67.7%
20.0%
GP工業
100.0%
49.1%
CIHL
金山電池

於生效日期後，CIHL將成為GP工業的全資附屬公司。

截至最後實際可行日期，有關董事各自所擁有的本公司、CIHL及GP工業股權如下：

	本公司	CIHL	GP工業
吳崇安先生	12.8%	0.1%	–
周國偉先生	0.1%	0.1%	–
王維勤先生	0.3%	0.2%	0.1%
何柏年先生	0.0002%	0.03%	–

於生效日期後，有關董事各自所擁有的GP工業股權如下：

	GP工業
吳崇安先生	0.05%
周國偉先生	0.08%
王維勤先生	0.19%
何柏年先生	0.02%

進行建議的理由及利益

CIHL於二零零四年四月成為本集團附屬公司，而GP工業現正提出將CIHL私有化的計劃。除與法國施耐德電氣公司成立合資公司（按本公司於二零零六年一月十二日刊發的公告所載，CIHL已發出通知出售所持該公司的全部50%權益）外，CIHL現時並無任何重大核心業務。由於CIHL將成為GP工業的全資附屬公司，故計劃可將CIHL餘下業務及

營運與GP工業集團全面結合，使GP工業在運用及調度CIHL資源時更為靈活，以節省GP工業整個集團的成本、提高效率及競爭力。當CIHL成為GP工業的全資非上市附屬公司後，本集團及GP工業集團的結構將更精簡，減少因多重上市所產生的重覆支出。CIHL於過去五年並無在股票或債務資本市場集資，且預期於可見將來亦毋須如此集資。在此情況下，應考慮CIHL維持上市地位所涉及的成本。

計劃涉及向計劃股東發行新GP工業股份，GP工業股東基礎將因而顯著擴大。現時，CIHL及GP工業的公眾持股量分別為32.1%及12.9%。假設實行計劃，則GP工業的公眾持股量將會增至20.3%，惟不包括Gerard家族所持的股權。此外，CIHL股份過往的成交量一直有限。

根據計劃，計劃股東有機會透過特別股息將部分CIHL投資變現為現金，並在其後以GP工業股東身份參與規模更大的GP工業集團核心業務及可能因GP工業的公眾持股量擴大使股份成交量上升而獲益。此外，GP工業股東將預期就暫停過戶登記日期所持每股GP工業股份收取介乎約0.0742坡元（約等於0.345港元）（按最後實際可行日期的GP工業已發行股本計算，並假設所有根據GP工業現有認股權計劃授出的未行使認股權已獲有效行使）至0.0764坡元（約等於0.355港元）（按最後實際可行日期的GP工業已發行股本計算）的股息。本公司作為GP工業股東，將可收取約30,000,000坡元（約等於140,000,000港元）。董事（包括獨立非執行董事）相信，計劃的條款公平合理，且符合股東整體利益。

經考慮CIHL集團資產之質素（特別其現金狀況及應收賬項之質素），董事相信完成計劃將提供集團額外財務資源於日後進行加強集團競爭力，盈利及股東價值之計劃。

計劃的財務影響

由於交換股份乃基於CIHL及GP工業的除特別股息未經審核資產淨值而進行，故此當計劃完成時，本集團將不會錄得任何重大盈虧。基於同一原因，計劃對本集團的資產及負債以及財務狀況都不會有重大影響。

不可撤回承諾

CIHL股東Gerard家族已向GP工業作出不可撤回承諾，以其所持全部CIHL股份（合共22,325,156股CIHL股份，相等於最後實際可行日期CIHL已發行股本約17.3%）於法院會議投票贊成計劃及任何為實施計劃而必須或建議的其他事宜。不可撤回承諾將於(i)計

劃生效並具約束力當日、(ii)計劃基於任何原因而被撤回、失效或未能生效及具約束力當日或(iii)二零零六年九月三十日（以最早者為準）失效。

CIHL資料

CIHL於一九九一年在新加坡註冊成立，主要從事開發、製造及推銷電器裝置產品，為亞洲主要電器裝置產品供應商之一。

二零零三年十二月，CIHL與法國施耐德電氣公司成立各佔一半股權的合資公司奇勝亞洲，於亞洲製造及分銷電器配件及裝置系統。二零零六年一月十二日，CIHL根據一認沽期權之條款通知施耐德電氣公司向其出售所持合資公司的全部50%權益。有關認沽期權的詳情，請參閱本公司於二零零六年一月十二日刊發的公告。

此外，CIHL亦開發、製造及推銷照明產品，以及對照明產品、LED大型屏幕產品及其他業務作出投資。除奇勝亞洲外，CIHL現有逾200名僱員，總建築面積為8,000平方米。

本公司及GP工業資料

本公司透過其主要工業投資公司GP工業擁有多類工業投資。GP工業於一九九五年起一直在新加坡證券交易所上市，並於向本公司收購所持新加坡上市公司金山電池及CIHL全部股權分別約42%及49%後，於二零零零年六月二十一日易名為「GP工業有限公司」。金山電池的業務為開發、製造及推銷電池及相關產品。

除於金山電池及CIHL的投資外，GP工業亦開發、製造及推銷電子產品及零部件、汽車配線及電纜與揚聲器等多類產品。

展望

市場對集團及其主要聯營公司之大部份產品需求仍然穩定，惟預期會面對波動及競爭激烈的市場。原材料價格高企、利率攀升及人民幣強勁將繼續影響大部份生產商，包括本集團。

集團將繼續實施增強業務競爭力之措施，並透過合理化生產設施、投資產品開發及尋求收購機會，以擴闊產品系列及盈利基礎，並會繼續研究精簡企業架構的方法，以改善整體效率。

市場對集團的電子產品需求仍然殷切，國內汽車市場出現激烈的價格競爭及調整，將持續影響汽車配線聯營公司的盈利貢獻。近期人民幣升值將增加在中國之營運成本。鑒於目前油價高企，令電動車再次受注視，故金山電池正積極尋求機會把鎳氫電動車電池項目轉化為商業成果。

本公司現無對任何已確定之第三者作出重大資本資產投資之具體計劃。

CIHL股份除牌

當計劃生效並具有約束力時將會向新加坡證券交易所申請，將CIHL在新加坡證券交易所除牌。

重大及關連交易

截至最後實際可行日期：

(A) Gerard家族擁有22,325,156股CIHL股份，相等於CIHL已發行股本約17.3%。截至最後實際可行日期，根據二零零五年九月三十日的每股CIHL股份除特別股息未經審核資產淨值2.387坡元（約等於11.100港元）計算，Gerard家族擁有的CIHL股份約值53,300,000坡元（約等於247,800,000港元）；及

(B) 有關董事擁有合共525,363股CIHL股份，相等於CIHL已發行股本約0.4%。截至最後實際可行日期，根據二零零五年九月三十日的每股CIHL股份除特別股息未經審核資產淨值2.387坡元（約等於11.100港元）計算，有關董事擁有的CIHL股份約值1,300,000坡元（約等於6,000,000港元）。

由於各有關董事為CIHL股東，而Gerard家族為CIHL主要股東，故有關董事及Gerard家族均屬本公司關連人士。因此，根據上市規則，GP工業收購有關董事及Gerard家族持有的CIHL股份及向有關董事及Gerard家族發行代價股份屬於本公司的關連交易，必須獲得獨立股東批准。

根據上市規則第14.07條及第14.29條規定，GP工業收購計劃股份及發行代價股份亦屬本公司的重大交易。因此，建議須於股東特別大會獲得股東批准後方可實行。

本公司董事兼股東吳崇安先生、周國偉先生及王維勤先生同時亦為CIHL股東，根據上市規則第14.46條規定，於計劃中擁有重大權益。CIHL董事兼股東何柏年先生亦為本公司股東，故根據上市規則第14.46條規定，亦於計劃擁有重大權益。本公司關連人士Gerard家族連同有關董事以及彼等各自的聯繫人不得在股東特別大會上就批准建議的決議案投票。就本公司所知及作出所有合理查詢後，於最後實際可行日期，Gerard家族及有關董事控制或有權控制其所有投票權之股份列於本通函第10及11頁。

股東特別大會

股東特別大會謹訂於二零零六年四月二十日下午三時三十分假座香港九龍彌敦道20號香港喜來登酒店四樓清廳舉行，藉以考慮及酌情通過有關計劃之決議案。股東特別大會通告載於本通函第239頁至第240頁。

茲隨附股東特別大會代表委任表格。無論　閣下能否出席該大會，務請閣下按代表委任表格印列之指示將其填妥，及在大會（或其任何續會）指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會妨礙　閣下親身出席股東特別大會（或其任何續會）及於會上投票。

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(a) 大會主席；或

(b) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(c) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一之親身出席股東或受委代表；或

(d) 一名或以上持有獲授予權利可於會上表決之股份之親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除被要求以投票方式表決外，當會議主席宣佈該項決議案以舉手方式獲通過或一致通過、或獲某指定大多數通過、或不獲通過，並將此載入本公司會議進行記錄簿冊內，則該記錄即為該事實的確證，而無須證明該項決議所得的贊成票或反對票的數目及比例。投票要求可被撤回。

推薦建議

經考慮以上所述，董事（包括獨立非執行董事）相信建議乃公平合理及合符本公司及其股東之整體利益。故此，董事（包括獨立非執行董事）推薦股東投票贊成於股東特別大會上提呈之普通決議案以批准建議。

豁免嚴格遵守上市規則第14.67(4)(a)(i)條

本公司已向聯交所申請豁免嚴格遵守上市規則第14.67(4)(a)(i)條須於通函載入CIHL會計師報告之規定並以附錄二所列載之CIHL財務資料替代CIHL會計師報告。

附加資料

敬請 閣下留意本通函內所載之獨立董事委員會函件，上海第一融資有限公司函件及各附錄之附加資料。

此 致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零六年三月三十一日

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

敬啟者:

重大及關連交易
GP工業有限公司以協議計劃方式
(根據新加坡法例第50章公司法第210節)
建議將CIH Limited私有化

緒言

本函件乃有關金山工業(集團)有限公司(「本公司」)日期為二零零六年三月三十一日之通函(「通函」),本函件乃通函之一部份。除文義別有所指外,本函件所採用之詞語與本通函所採用者具有相同涵義。

根據上市規則,建議須獲獨立股東於股東特別大會上批准。吾等乃獨立非執行董事,獲委任組成獨立董事委員會,就建議是否公平合理,及是否符合本公司及其股東之整體利益,向 閣下提供意見。

第一上海融資有限公司已獲委聘為獨立財務顧問,就建議是否公平合理,向獨立董事委員會及獨立股東提供意見。

敬請 閣下垂注載於本通函第5頁至第16頁之「主席兼總裁函件」及第19頁至第36頁之第一上海融資有限公司函件,當中載列其就建議向吾等及獨立股東提供之意見及建議,及其達至此等意見及建議時考慮之主要因素及理由。

推薦建議

經考慮第一上海融資有限公司之意見及建議，吾等相信建議對股東公平合理，而建議乃合符本公司及股東之整體利益。因此，吾等推薦獨立股東投票贊成於股東特別大會上提呈之普通決議案以批准建議。

此　致

列位獨立股東　台照

金山工業（集團）有限公司
獨立董事委員會
獨立非執行董事
呂明華
陳志聰
陳其鑣
謹啟

二零零六年三月三十一日

以下為獨立財務顧問於二零零六年三月三十一日致獨立董事委員會及獨立股東的意見書全文。

第一上海
FIRST SHANGHAI GROUP

第一上海融資有限公司
香港
德輔道中71號
永安集團大廈19樓

敬啟者：

重大及關連交易
GP工業有限公司以協議計劃方式
(根據新加坡法例公司法法例第210節)
建議將CIH Limited私有化

緒言

吾等獲委任為獨立董事委員會及獨立股東有關建議的獨立財務顧問，有關建議的詳情載於二零零六年三月三十一日致股東的通函(「通函」)。除文義另有所指外，通函已界定的詞語在本函件中具有相同涵義。

按通函所述，截至最後實際可行日期，下列人士擁有　貴公司若干股權：

(a) Gerard家族擁有22,325,156股CIHL股份，相等於CIHL已發行股本約17.3%。截至最後實際可行日期，根據二零零五年九月三十日的每股CIHL股份除特別

股息未經審核資產淨值2.387坡元(約等於11.100港元)計算,Gerard家族擁有的CIHL股份約值53,300,000坡元(約等於247,800,000港元);及

(b) 有關董事擁有合共525,363股CIHL股份,相等於CIHL已發行股本約0.4%。截至最後實際可行日期,根據二零零五年九月三十日的每股CIHL股份除特別股息未經審核資產淨值2.387坡元(約等於11.100港元)計算,有關董事擁有的CIHL股份約值1,300,000坡元(約等於6,000,000港元)。

由於各有關董事為CIHL股東,而Gerard家族為CIHL主要股東,故有關董事及Gerard家族均屬 貴公司關連人士。因此,根據上市規則,GP工業收購有關董事及Gerard家族持有的CIHL股份及向有關董事及Gerard家族發行代價股份屬於 貴公司的關連交易,必須獲得獨立股東批准。

根據上市規則第14.07條及第14.29條規定,GP工業收購計劃股份及發行代價股份亦屬 貴公司的重大交易。因此,建議須於股東特別大會獲得獨立股東批准後方可實行。

董事兼股東吳崇安先生、周國偉先生及王維勤先生同時亦為CIHL股東,根據上市規則第14.46條規定,於計劃中擁有重大權益。CIHL董事兼股東何柏年先生亦為股東,故根據上市規則第14.46條規定,亦於計劃擁有重大權益。 貴公司關連人士Gerard家族連同有關董事以及彼等各自的聯繫人不得在股東特別大會上就批准建議的決議案投票。

於達致意見時,吾等依賴通函所載或引述的陳述、資料、意見及聲明,以及董事向吾等提供的資料及聲明(合稱「文件」)。吾等假設文件所載或引述的所有資料及聲明以及 貴公司及董事提供的所有資料及聲明(彼等須就此承擔全部責任)於提供時以至本函件日期均屬真實準確。吾等亦假設董事在文件內所作及向吾等提供的一切有關看法、意見、預期及意向的陳述均經過審慎周詳考慮而合理地作出。吾等並無理由懷疑任何重

要事實或資料遭隱瞞，亦無懷疑所獲提供的文件所載資料的真確性及完備性或　貴公司、其財務顧問及／或董事所發表意見的合理性。吾等認為已獲提供足夠的資料，以達致知情的觀點及作為吾等意見的合理依據。然而，吾等並無獨立核實有關資料，亦無對　貴公司、其附屬公司或任何聯繫人的業務及事務進行任何形式的深入調查。

主要考慮因素

於達致有關建議條款的意見及推薦建議時，吾等曾考慮下列主要因素及理由：

建議的背景資料

董事於二零零六年二月七日公告，GP工業及CIHL各自的董事局於二零零六年二月三日聯合公告建議根據新加坡公司法第210節以協議計劃的方式將CIHL私有化。GP工業及CIHL均為　貴公司的非全資附屬公司，兩者股份均在新加坡證券交易所上市。

計劃乃向全體計劃股東提呈，包括以下事項：

- 向於暫停過戶登記日期的CIHL全體股東派發特別股息。特別股息須獲親身或委派代表出席法院會議並於會上投票的大多數計劃股東（不少於計劃股東所持CIHL股份面值75%）批准計劃的情況下，方可派發；

- 計劃股東將所持全部計劃股份轉讓予GP工業及／或其代理人；及

- GP工業就計劃股東所持每股計劃股份向其配發及發行約3.166股新GP工業股份（根據二零零五年九月三十日每股GP工業股份的除特別股息（即扣除將宣派的特別股息）未經審核資產淨值0.754坡元（約等於3.506港元）計算），以作為上述轉讓的代價（零碎代價股份將不予計算）。

根據計劃，GP工業有意把將收取之CIHL特別股息向其股東派發。預期GP工業股東將就暫停過戶登記日期所持每股GP工業股份收取介乎約0.0742坡元（約等於0.345港元）（按最後實際可行日期的GP工業已發行股本計算，並假設所有根據GP工業現有認股權計劃授出的未行使認股權已獲有效行使）至0.0764坡元（約等於0.355港元）（按最後實

際可行日期的GP工業已發行股本計算，並假設所有根據GP工業現有認股權計劃授出的未行使認股權並沒被行使）的股息。

GP工業現時持有87,730,426股CIHL股份，相等於CIHL已發行股本約67.9%。截至最後實際可行日期，計劃股東擁有41,525,901股CIHL股份，相等於CIHL已發行股本約32.1%，而根據二零零五年九月三十日每股CIHL股份的除特別股息未經審核資產淨值2.387坡元（約等於11.100港元）計算，該等CIHL股份於二零零五年九月三十日的未經審核資產淨值約為99,100,000坡元（約等於460,800,000港元）。因此，建議將涉及GP工業以發行代價股份方式進行的應當出售，以及　貴公司透過其附屬公司GP工業間接收購現非由　貴集團持有的CIHL股份。完成計劃後，GP工業將擁有CIHL的全部權益，而　貴公司則擁有GP工業約67.7%的權益。

就計劃股份而發行的代價股份數目乃根據二零零五年九月三十日GP工業及CIHL每股未經審核資產淨值（已扣除將宣派的特別股息）分別0.754坡元（約等於3.506港元）及2.387坡元（約等於11.100港元）（分別較每股GP工業股份及每股CIHL股份於二零零六年二月三日（即公告日期）的除特別股息收市價（即每股收市價減特別股息）0.649坡元（約等於3.018港元）及1.790坡元（約等於8.324港元）高出約16.2%及33.4%）計算。GP工業股份及CIHL股份於二零零六年二月三日的收市價分別為0.725坡元（約等於3.371港元）及2.190坡元（約等於10.184港元）。

進行建議的理由及利益

按「主席兼總裁函件」所述，GP工業現正提出將CIHL私有化的計劃。除與法國施耐德電氣公司成立合資公司（「合資公司」）（按　貴公司於二零零六年一月十二日刊發的公告所載，CIHL已公告出售所持該公司的全部50%權益）外，CIHL現時並無任何重大核心業務。由於CIHL將成為GP工業的全資附屬公司，故計劃可將CIHL其餘業務及營運與GP工業集團全面結合，使GP工業在運用及調度CIHL資源時更為靈活，以節省整個集團的成本、提高效率及競爭力。

當CIHL成為GP工業的全資非上市附屬公司後，　貴集團及GP工業集團的結構將更精簡，減少因多重上市所產生的重覆支出。CIHL於過去五年並無在股票或債務資本市場集資，且　貴集團管理層預期於可見將來亦毋須如此集資。在此情況下，應考慮CIHL維持上市地位所涉及的成本。

吾等留意到CIHL集團的行政開支佔營業額的比率有上升趨勢。按上文所述，於出售合營公司後，CIHL並無擁有任何重大核心業務。此外，經扣除CIHL因行使法國施耐德電氣公司給予CIHL可要求法國施耐德電氣公司購買合營公司50%權益的認沽期權（「認沽期權」）而出售合營公司全部50%權益後應付CIHL的保證金約2,950,000美元（約等於23,000,000港元）（計息而現時預期將於二零零七年十二月解除）後，估計所得款項為56,040,000美元（約等於437,100,000港元），將全數以現金支付。上述所得款項淨額相當於CIHL集團於二零零五年三月三十一日的股東權益（不包括少數股東權益）約26.0%。由於CIHL為GP工業的附屬公司，故此 貴集團減少因多重上市所產生的重覆支出，以節省行政開支及使管理層在運用及調度CIHL集團資源時更為靈活，在商業上對 貴集團而言乃屬合理。

經考慮CIHL集團資產之質素（特別其現金狀況及應收賬項之質素），董事相信完成計劃將提供 貴集團額外財務資源於日後進行加強 貴集團競爭力、盈利及股東價值之計劃。

計劃涉及向計劃股東發行新GP工業股份，GP工業股東基礎將因而顯著擴大。現時，CIHL及GP工業的公眾持股量分別為32.1%及12.9%。假設實行計劃，則GP工業的公眾持股量將會增至20.3%，惟不包括Gerard家族所持的股權。

根據計劃，計劃股東有機會透過特別股息將部份CIHL投資變現為現金，並在其後以GP工業股東身份參與規模更大的GP工業集團核心業務及可能因GP工業的公眾持股量擴大使股份成交量上升而獲益。此外，GP工業股東將預期就暫停過戶登記日期所持每股GP工業股份收取介乎約0.0742坡元（約等於0.345港元）（按最後實際可行日期的GP工業已發行股本計算，並假設所有根據GP工業現有認股權計劃授出的未行使認股權已獲有效行使）至0.0764坡元（約等於0.355港元）（按最後實際可行日期的GP工業已發行股本計算）的股息。 貴公司作為GP工業股東，將可收取約30,000,000坡元（約等於140,000,000港元）。

貴集團背景資料

貴公司於一九六四年成立，其股份自一九八四年起一直在聯交所上市。現時， 貴集團持有GP工業的87.1%權益，而GP工業則持有CIHL及金山電池分別67.9%及49.1%權益。GP工業、CIHL及金山電池均為新加坡證券交易所的上市公司。

貴集團共有四個主要營運部門：(i)製造和分銷高級科技產品，包括發光二極管顯示屏及持有策略性投資；(ii)發展、製造和分銷電子產品，包括汽車電子；(iii)發展、製造和分銷電池及相關產品；及(iv)發展、製造和分銷裝置電器產品。

截至二零零五年三月三十一日止年度， 貴集團的營業額及股東應佔溢利（包括少數股東權益）分別約為2,179,200,000港元及93,600,000港元，而二零零五年三月三十一日的資產淨值（包括少數股東權益）則約為2,119,000,000港元。

截至二零零五年九月三十日止六個月， 貴集團的營業額及股東應佔溢利（包括少數股東權益）分別約為1,077,300,000港元及42,600,000港元，而二零零五年九月三十日的資產淨值（包括少數股東權益）則約為1,955,300,000港元。

GP工業集團背景資料及財務表現

GP工業自一九九五年起一直在新加坡證券交易所主板上市。根據GP工業截至二零零五年三月三十一日止年度的年報，GP工業集團為國際製造及市場推廣集團，旗下共有三項主要業務，即電子、電器裝置產品及電池。GP工業在十多個國家建立龐大而廣泛的生產及分銷網絡。

吾等已審閱GP工業集團截至二零零五年三月三十一日止兩年度的經審核綜合業績及GP工業集團截至二零零五年十二月三十一日止九個月的未經審核綜合業績，摘錄自GP工業於有關財務期間年報及截至二零零五年十二月三十一日止九個月季度報告的概要（包括以1.00坡元兑4.65港元的滙率換算為港元的相應數字以供參考）如下：

	經審核 截至三月三十一日 止財政年度		經審核 截至三月三十一日 止財政年度		未經審核 截至十二月三十一日 止九個月		未經審核 截至十二月三十一日 止九個月	
	二零零四年	二零零四年	二零零五年	二零零五年	二零零四年	二零零四年	二零零五年	二零零五年
	千坡元	*千港元*	*千坡元*	*千港元*	*千坡元*	*千港元*	*千坡元*	*千港元*
收益	374,545	1,741,634	524,707	2,439,888	403,532	1,876,424	409,288	1,903,189
毛利	76,608	356,227	120,933	562,338	93,479	434,677	92,832	431,669
營業溢利	13,717	63,784	18,620	86,583	19,265	89,582	9,552	44,417
財務成本	(6,044)	(28,105)	(10,143)	(47,165)	(7,333)	(34,098)	(11,060)	(51,429)
未計特殊項目前溢利／（虧損）	7,673	35,679	8,477	39,418	11,932	55,484	(1,508)	(7,012)
特殊項目	(17,171)	(79,845)	16,274	75,674	10,126	47,086	(33)	(153)
所佔聯營公司業績	109,020	506,943	30,664	142,588	20,758	96,525	20,637	95,962
除税前溢利	99,522	462,777	55,415	257,680	42,816	199,094	19,096	88,796
税項	(17,397)	(80,896)	(15,892)	(73,898)	(9,813)	(45,630)	(8,134)	(37,823)
未計少數股東權益前溢利	82,125	381,881	39,433	183,363	33,003	153,464	10,962	50,973
少數股東權益	(977)	(4,543)	(1,195)	(5,557)	(1,092)	(5,078)	127	591
股東應佔溢利	81,148	377,338	38,238	177,807	31,911	148,386	11,089	51,564

以下為GP工業集團於二零零四年及二零零五年三月三十一日的經審核綜合資產負債表概要（包括以1.00坡元兑4.65港元的滙率換算為港元的相應數字以供參考），乃摘錄自GP工業於有關期間的年報：

	經審核 三月三十一日			
	二零零四年	二零零四年	二零零五年	二零零五年
	千坡元	*千港元*	*千坡元*	*千港元*
非流動資產	521,295	2,424,022	588,690	2,737,409
流動資產	207,896	966,716	448,364	2,084,893
銀行結存、存款及現金	33,586	156,175	82,630	384,230
流動負債	203,103	944,429	358,727	1,668,081
定息及浮息票據	50,000	232,500	40,500	188,325
銀行貸款及透支——一年內到期	57,075	265,399	147,099	684,010
財務租賃責任——一年內到期	209	972	825	3,836
非流動負債	121,512	565,031	150,738	700,932
浮息票據	40,500	188,325	—	—
銀行貸款——一年後到期	80,811	375,771	147,107	684,048
財務租賃責任——一年後到期	36	167	1,115	5,185
股東權益（不包括少數股東權益）	399,183	1,856,201	399,210	1,856,327
股東權益（包括少數股東權益）	404,576	1,881,278	527,589	2,453,289

附註：

上述新加坡元的會計數字乃根據新加坡公認會計準則而編撰。

吾等留意到GP工業集團截至二零零五年三月三十一日止兩年度及截至二零零五年十二月三十一日止九個月（「二零零六年第三季」）的純利一直減少，純利率（不包括少數股東權益）分別下降約21.7%、7.3%及2.7%。截至二零零五年三月三十一日止財政年度（「二零零五財政年度」）的股東應佔純利由截至二零零四年三月三十一日止財政年度（「二零零四財政年度」）的81,200,000坡元減至38,240,000坡元，主要是由於所佔聯營

公司業績由二零零四財政年度約109,000,000坡元大幅跌至二零零五財政年度約30,700,000坡元所致。二零零六年第三季的溢利減少主要是由於(i)財務成本上升;(ii)不利的匯率影響;(iii) CIHL的行政成本上漲;及(iv)出現特殊虧損(截至二零零四年十二月三十一日止九個月則有特殊收益)所致。

吾等亦留意到GP工業集團的大部份資產以銀行貸款及其他負債融資。二零零四年及二零零五年三月三十一日的淨負債資本比率(按現金減計息貸款與票據,再除以股東權益(不包括少數股東權益)計算)分別約為48.8%及63.1%。

CIHL集團背景資料及財務表現

CIHL於一九九一年在新加坡註冊成立,其股份自一九九二年起一直在新加坡證券交易所主板上市。CIHL集團主要從事開發、製造及推銷電器裝置產品。

吾等已審閱CIHL集團截至二零零三年十二月三十一日止年度與截至二零零五年三月三十一日止15個月的經審核綜合業績及CIHL集團截至二零零五年十二月三十一日止九個月的未經審核綜合業績,摘錄自CIHL於有關財務期間年報及截至二零零五年十二月三十一日止九個月季度報告的概要(包括以1.00坡元兑4.65港元的滙率換算為港元的相應數字以供參考)如下:

	經審核		經審核		未經審核		未經審核	
	截至十二月三十一日止年度		截至三月三十一日止15個月		截至十二月三十一日止九個月		截至十二月三十一日止九個月	
	二零零三年	二零零三年	二零零五年	二零零五年	二零零四年	二零零四年	二零零五年	二零零五年
	千坡元	*千港元*	*千坡元*	*千港元*	*千坡元*	*千港元*	*千坡元*	*千港元*
收益	189,274	880,124	156,995	730,027	99,746	463,819	106,293	494,262
毛利	61,612	286,496	48,054	223,451	29,773	138,444	32,485	151,055
營業溢利/(虧損)	5,434	25,268	(734)	(3,413)	748	3,478	391	1,818
借貸利息	(6,720)	(31,248)	(5,047)	(23,469)	(2,990)	(13,904)	(3,465)	(16,112)
未計特殊項目前虧損	(1,286)	(5,980)	(5,781)	(26,882)	(2,242)	(10,425)	(3,074)	(14,294)
特殊項目	107,883	501,656	9,970	46,361	1	5	(33)	(153)
所佔聯營公司業績	13,717	63,784	(726)	(3,376)	147	684	(67)	(312)
除税前溢利/(虧損)	120,314	559,460	3,463	16,103	(2,094)	(9,737)	(3,174)	(14,759)
税項	(12,945)	(60,194)	(2,077)	(9,658)	(921)	(4,283)	(1,824)	(8,482)
未計少數股東權益前溢利/(虧損)	107,369	499,266	1,386	6,445	(3,015)	(14,020)	(4,998)	(23,241)
少數股東權益	(1,508)	(7,012)	(533)	(2,478)	(625)	(2,906)	(1,789)	(8,319)
股東應佔溢利/(虧損)	105,861	492,254	853	3,966	(3,640)	(16,926)	(6,787)	(31,560)

以下為CIHL集團於二零零三年十二月三十一日及二零零五年三月三十一日的經審核綜合資產負債表概要(包括以1.00坡元兑4.65港元的滙率換算為港元的相應數字以供參考),乃摘錄自CIHL於有關期間的年報:

	經審核 十二月三十一日		經審核 三月三十一日	
	二零零三年	二零零三年	二零零五年	二零零五年
	千坡元	*千港元*	*千坡元*	*千港元*
非流動資產	265,264	1,233,478	254,580	1,183,797
流動資產	460,983	2,143,571	264,182	1,228,446
銀行結存、存款及現金	283,121	1,316,513	59,283	275,666
流動負債	339,878	1,580,433	148,930	692,525
銀行貸款、透支及進口貸款 — 一年內到期	209,439	973,891	64,441	299,651
財務租賃及租購合約責任 — 一年內到期	72	335	102	474
非流動負債	8,189	38,079	3,540	16,461
銀行貸款 — 一年後到期	5,085	23,645	1,110	5,162
財務租賃及租購合約責任—一年後到期	85	395	85	395
股東權益(不包括少數股東權益)	374,577	1,741,783	360,797	1,677,706
股東權益(包括少數股東權益)	378,180	1,758,537	366,292	1,703,258

附註:

1. *CIHL已將年結日由十二月三十一日改為三月三十一日。*

2. *上述新加坡元的會計數字乃根據新加坡公認會計準則而編撰。*

按CIHL截至二零零五年三月三十一日止15個月的年報(「CIHL年報」)摘要所述，CIHL集團截至二零零五年三月三十一日止15個月的收益約為157,000,000坡元，較截至二零零三年十二月三十一日止財政年度減少約17%。截至二零零五年三月三十一日止15個月的營業額主要來自銷售電器配件(佔營業額約49%)。吾等留意到CIHL集團截至二零零五年三月三十一日止15個月的毛利率由截至二零零三年十二月三十一日止財政年度約32.6%減至30.6%。純利由截至二零零三年十二月三十一日止財政年度的105,900,000坡元縮減至截至二零零五年三月三十一日止15個月的853,000坡元，主要是由於原料成本不斷上升、分銷及行政開支增加、特殊項目收益大幅減少及所佔聯營公司虧損(截至二零零三年十二月三十一日止財政年度則有所佔聯營公司溢利)所致。

吾等留意到於二零零三年十二月，CIHL與法國施耐德電氣公司成立各佔一半股權的合資公司，於亞洲製造及分銷電器配件及裝置系統。然而，二零零六年一月十二日，CIHL向施耐德電氣公司發出通知，向其出售所持合營公司全部50%權益。除此以外，CIHL從事開發、製造及推銷照明產品，亦對照明產品、LED大型屏幕產品及其他業務作出投資。除合營公司外，CIHL現時共有200多名僱員，佔用的總建築面積為8,000平方米。

按　貴公司於二零零六年二月一日刊發的通函「主席兼總裁函件」內「行使認沽期權之理由」一節所述，由於全球電器配件及裝置系統市場競爭激烈，加上原材料成本上漲，合營公司所面對嚴峻營商環境將會持續。有鑑於此，CIHL相信，現時行使認沽期權對CIHL有利。有關認沽期權的詳情請參閱　貴公司於二零零六年二月一日刊發的通函。

吾等亦留意到，按　貴公司於二零零六年二月一日刊發的通函「主席兼總裁函件」內「行使認沽期權之理由」一節所述，　貴集團將就行使認沽期權錄得未經審核收益淨額約10,000,000港元。收益淨額按CIHL將收取之行使價減CIHL所持的合營公司50%權益的資產淨值計算。行使認沽期權所得的款項將用作一般營運資金。

吾等亦已審閱CIHL集團的淨負債資本比率(按現金減計息貸款，再除以股東權益(不包括少數股東權益)計算)。於二零零三年十二月三十一日，CIHL集團錄得現金淨額，而於二零零五年三月三十一日，淨負債資本比率約為1.8%。當完成行使認沽期權後(即收取行使認沽期權所得款項後)，預期CIHL集團的財務狀況將進一步加強。

評估發售價

為評估發售價每股CIHL股份2.387坡元（「CIHL發售價」）及發行價每股代價股份0.754坡元（「GP工業發行價」）是否符合 貴公司及股東整體利益時，吾等曾考慮下列因素：

(i) CIHL股份及GP工業股份的過往收市價表現

下表顯示CIHL股份及GP工業股份於二零零五年一月一日至最後實際可行日期期間（「回顧期間」）的過往收市價表現。


3
2.5
2
1.5
1
0.5
0
收市價（坡元）
CIHL
GP工業
二零零五年一月
二零零五年二月
二零零五年三月
二零零五年四月
二零零五年五月
二零零五年六月
二零零五年七月
二零零五年八月
二零零五年九月
二零零五年十月
二零零五年十一月
二零零五年十二月
二零零六年一月
二零零六年二月
二零零六年三月
日期

資料來源： 彭博

按上表所示，於回顧期間，CIHL股份的最低及最高收市價分別為二零零五年十一月十日、十一日、十四日與十五日的2.19坡元及二零零五年一月四日的2.84坡元。CIHL發售價每股2.387坡元較CIHL股份於回顧期間的最高收市價折讓約16.0%，而較最低收市價高出約9.0%。

於回顧期間，GP工業股份的最低及最高收市價分別為二零零六年三月二十日的0.690坡元及二零零五年一月十四日、十八日、十九日與二十日的1.000坡元。GP工業發行價0.754坡元較GP工業股份於回顧期間的最高收市價折讓約24.6%，而較最低收市價高出約9.3%。

為方便比較3.166股GP工業股份與1股CIHL股份的收市價表現，下表顯示3.166股GP工業股份與1股CIHL股份的價值（按各自於回顧期間的收市價列示）。


3.5
3
2.5
2
1.5
1
0.5
0
收市價（坡元）
1股CIHL股份
3.166股 GP工業股份
二零零五年一月
二零零五年二月
二零零五年三月
二零零五年四月
二零零五年五月
二零零五年六月
二零零五年七月
二零零五年八月
二零零五年九月
二零零五年十月
二零零五年十一月
二零零五年十二月
二零零六年一月
二零零六年二月
二零零六年三月
Date

資料來源： 彭博

按上表所示，於二零零五年一月一日至二零零五年七月二十九日期間，3.166股GP工業股份的股價表現普遍勝於1股CIHL股份。然而，CIHL股份於二零零五年八月一日至二零零五年九月三十日期間則普遍較3.166股GP工業股份優勝。於二零零五年十月三日至二零零六年二月三日（即公告日期）期間，3.166股GP工業股份普遍較1股CIHL股份優勝。於二零零六年二月六日至最後實際可行日期期間，1股CIHL股份的表現勝於3.166股GP工業股份。

GP工業股份的收市價越低，3.166股GP工業股份的估值亦越低。由於公告日期後，GP工業股份的收市價表現較CIHL股份遜色，故此 貴集團以發行代價股份的方式收購CIHL股份，對 貴集團有利。

(ii) 比較公司的主要財務比率

CIHL

吾等曾對多家主要從事與CIHL相同業務的新加坡證券交易所上市公司進行研究，並留意到現時並無經營與CIHL集團相同業務的公司可供直接比較。

由於CIHL集團一直錄得虧損，故此為方便參考，吾等已鑒別三家與CIHL集團經營相近電器業務的新加坡證券交易所上市公司（「CIHL比較公司」），並分析CIHL比較公司的價格與資產淨值比率。

公司名稱	最後實際可行日期的市值 *（百萬坡元）*	資產淨值 *（百萬坡元）*	價格與資產淨值比率 *（倍）*
Electrotech Investments Ltd	164.5	91.0	1.8
JK Yaming International Holdings Ltd	78.1	64.4	1.2
Tai Sin Electric Cables Manufacturer Ltd	35.0	52.5	0.7
平均：			1.2

資料來源： 彭博

附註：上述資產淨值乃根據有關公司最近期公佈的數字計算。

吾等留意到CIHL發售價乃根據CIHL於二零零五年九月三十日的未經審核每股資產淨值（不包括特殊股息）2.387坡元（約等於11.100港元）計算。因此，CIHL發售價與資產淨值的比率為1。按上表所示，CIHL比較公司於最後實際可行日期的平均價格與資產淨值比率約為1.2倍，較CIHL發售價與資產淨值比率略高。

經考慮上述因素後，吾等認為CIHL發售價對獨立股東公平合理。

GP工業

吾等留意到於新加坡證券交易所上市公司，並無經營與GP工業相同業務的公司可供直接比較。因此，吾等已鑒別19家從事電子業務的新加坡證券交易所上市公司（「GP工業比較公司」），並分析GP工業比較公司的市盈率（「市盈率」）及價格與資產淨值比率。

公司名稱	最後實際可行日期的市值 (百萬坡元)	純利 (百萬坡元)	市盈率 (倍)	資產淨值 (百萬坡元)	價格與資產淨值比率 (倍)
Advanced Integrated Manufacturing Corp Ltd	229.6	14.2	16.2	51.4	4.5
CDW Holding Ltd	102.5	8.9	11.5	24.5	4.2
Elec & Eltek International Co Ltd	434.6	42.6	10.2	274.5	1.6
Eucon Holding Ltd	128.3	12.6	10.2	71.0	1.8
Huan Hsin Holdings Ltd	218.0	22.8	9.6	323.6	0.7
IDT Holdings Singapore Ltd	158.9	154.9	1.0	752.7	0.2
Jadason Enterprises Ltd	96.5	10.1	9.6	42.0	2.3
Jurong Technologies Industrial Corp Ltd	633.0	66.5	9.5	130.3	4.9
Lion Asiapac Ltd	68.9	16.4	4.2	163.5	0.4
Multi-Chem Ltd	83.7	11.3	7.4	45.4	1.8
MFS Technology Ltd	744.8	35.0	21.3	173.2	4.3
Magnecomp International Ltd	328.2	54.2	6.1	177.2	1.9
PCI Ltd	108.2	6.4	17.0	49.4	2.2
SMB United Ltd	85.6	6.5	13.1	108.5	0.8
Thakral Corp Ltd	152.8	18.4	8.3	207.8	0.7
TT International Ltd	73.3	3.1	23.3	132.3	0.6
Venture Corp Ltd	3,450.2	201.2	17.2	1,572.5	2.2
WBL Corp Ltd	1,673.8	10.3	162.7	951.4	1.8
平均:			19.9		2.0

公司名稱	根據GP工業發行價計算的價值 (百萬坡元)	純利 (百萬坡元)	市盈率 (倍)	資產淨值 (百萬坡元)	價格與資產淨值比率 (倍)
GP工業	346 (附註1)	38.2	9.11	346 (附註2)	1

資料來源： 彭博

附註：

1. *GP工業的價值乃根據(i) GP工業發行價（即每股GP工業股份0.754坡元）及(ii)已發行GP工業股份總數459,079,000股計算。*

2. *GP工業於二零零五年九月三十日的資產淨值已扣除特別股息。*

3. *上述純利及資產淨值乃根據有關公司最近期公佈的整個財政年度數字計算。*

吾等留意到GP工業市盈率（根據GP工業發行價0.754坡元及過往截至二零零五年三月三十一日止年度經審核股東應佔溢利約38,200,000坡元計算）較GP工業比較公司於最後實際可行日期的平均市盈率為低。然而，吾等亦留意到GP工業集團截至二零零五年十二月三十一日止九個月的未經審核股東應佔溢利較上一個財政年度同期約31,900,000坡元大幅下跌約11,100,000坡元。因此，吾等認為以全年化的截至二零零六年三月三十一日止年度未經審核溢利而非過往截至二零零五年三月三十一日止年度經審核股東應佔溢利比較GP工業的市盈率較為合適。經計及根據GP工業集團截至二零零五年十二月三十一日止九個月未經審核股東應佔溢利（約11,100,000坡元）計算的GP工業集團全年化未經審核股東應佔溢利約14,800,000坡元後，按GP工業發行價計算的GP工業市盈率約為23.4倍，較GP工業比較公司於最後實際可行日期的平均市盈率為高。

此外，按上表所示，GP工業比較公司於最後實際可行日期的平均價格與資產淨值比率約為2.0倍，較GP工業發行價與資產淨值比率（即1）為高。

即使GP工業比較公司於最後實際可行日期的平均價格與資產淨值比率高於GP工業發行價與資產淨值比率，惟經考慮(i) CIHL發售價乃根據CIHL於二零零五年九月三十日的未經審核每股資產淨值（已扣除特殊股息）計算（換言之，CIHL發售價與資產淨值比率為1，與GP工業發行價與資產淨值比率相同）；及(ii)根據GP工業發行價及截至二零零五年十二月三十一日九個月未經審核股東應佔溢利計算的GP工業全年化市盈率較GP工業比較公司於最後實際可行日期的平均市盈率為高後，吾等認為GP工業發行價對獨立股東公平合理。

建議對　貴集團的財務影響

按通函附錄三所載，於GP工業將CIHL私有化後，　貴集團於二零零五年三月三十一日的備考股東權益（不包括少數股東權益）將微升約977,000港元至大約1,275,000,000港元。增加的原因如下：(i)因將CIHL私有化而向CIHL股東（除GP工業外）按每CIHL股份分配及發行約3.166股新GP工業股份而引致少數股東權益淨減少約3,935,000港元；及(ii)於完成建議後，本公司於GP工業之股權將由87.1%減至67.7%，因此往年增購GP工業權益而產生之商譽約為2,958,000港元，將於視為出售GP工業時在收益表取消確認入賬。上述之調整均按　貴公司、GP工業及CIHL於二零零五年三月三十一日之審核資產淨值計算。然而，此交易之真正盈虧將按建議完成日　貴公司、GP工業及CIHL之資產淨值計算。

因此，當計劃完成時，　貴集團的純利將會減少，所減少數額即視為出售GP工業時所取消確認的商譽。除上述者外，由於按照建議換股乃根據除特別股息的未經審核CIHL及GP工業資產淨值，因此計劃完成時本集團不會有重大損益。

當根據建議完成計劃後，　貴集團擁有的CIHL實際權益由約59.1%增加至約67.7%，而　貴集團擁有的GP工業權益則由87.1%減至67.7%。因此，　貴集團所佔CIHL集團的溢利（或虧損）增加約8.6%，同時所佔GP工業集團的溢利（或虧損）則減少約19.4%。

由於建議以交換股份方式進行，故此除向CIHL及GP工業少數股東派付特別股息外，　貴集團毋須動用任何現金。

推薦建議

吾等留意到建議須達成或豁免（視乎情況而定）多項條件（包括GP工業獨立股東在股東特別大會批准）後方可作實。

經考慮上述主要因素及理由，尤其：

(i)　進行建議的理由及利益；

(ii)　CIHL股份及GP工業股份的過往收市價表現；

(iii) 就計劃股份發行的代價股份乃根據GP工業及CIHL於二零零五年九月三十日的未經審核資產淨值（已扣除特別股息）而計算；

(iv) CIHL比較公司的於最後實際可行日期平均價格與資產淨值比率較CIHL發售價與資產淨值比率為高；及

(v) 根據GP工業發行價及截至二零零五年十二月三十一日九個月未經審核股東應佔溢利計算的GP工業全年化市盈率較GP工業比較公司於最後實際可行日期的平均市盈率為高，

吾等認為建議符合　貴公司及股東整體利益，而建議的條款就獨立股東權益而言均屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈有關批准建議的普通決議案。

此致

香港
新界
葵涌
葵榮路三十號
金山工業中心
八樓
金山工業（集團）有限公司
獨立董事委員會及列位獨立股東　台照

代表
第一上海融資有限公司
董事總經理　*董事*
徐閔　**李翰文**
謹啟

二零零六年三月三十一日

下列為本集團截至二零零五年三月三十一日止三年之經審核財務資料及截至二零零五年九月三十日止六個月未經審核財務資料。

綜合損益表

	截至二零零五年九月三十日止六個月（未經審核）千港元	截至二零零五年三月三十一日（經審核）千港元	截至二零零四年三月三十一日（經審核）千港元	截至二零零三年三月三十一日（經審核）千港元
營業額	1,077,293	2,179,181	1,684,460	1,809,127
銷售成本	(855,221)	(1,701,251)	(1,334,532)	(1,421,459)
毛利	222,072	477,930	349,928	387,668
其他營業收入	101,748	174,243	56,621	62,197
銷售及分銷支出	(105,068)	(222,361)	(158,592)	(166,357)
行政支出	(147,974)	(328,817)	(207,268)	(194,944)
其他營業支出	–	(3,885)	(7,634)	(12,922)
營業溢利	70,778	97,110	33,055	75,642
投資淨收益（虧損）	187	27,068	(79,895)	(29,849)
財務成本	(55,658)	(79,355)	(62,178)	(88,425)
所佔聯營公司業績	53,855	133,531	460,283	203,295
所佔共同控制公司業績	(17,749)	(49,912)	–	–
（攤銷）變現購入聯營公司引發之溢價／折讓	–	(3,242)	(5,788)	(5,857)
出售／應當出售附屬公司及聯營公司之收益／（虧損）	6,022	35,727	(15,722)	(4,034)
購入附屬公司聯營公司所產生溢價之減值	–	–	(24,789)	–
除税前溢利	57,435	160,927	304,966	150,772
税項	(14,803)	(67,287)	(80,087)	(52,684)
未計少數股東權益前溢利	42,632	93,640	224,879	98,088
少數股東權益	188	(23,345)	(51,066)	(29,279)
全年純利	42,820	70,295	173,813	68,809

綜合資產負債表

	二零零五年九月三十日（未經審核）千港元	二零零五年三月三十一日（經審核）千港元	二零零四年三月三十一日（經審核）千港元	二零零三年三月三十一日（經審核）千港元
投資物業	103,830	104,130	138,980	112,295
物業、廠房及設備	399,075	418,598	318,433	259,895
所佔聯營公司權益	1,330,459	1,218,312	2,194,249	1,729,415
所佔共同控制公司權益	304,839	322,501	–	–
非上市股本投資	269,377	275,298	–	–
商標	50,193	52,284	56,466	60,649
證券投資	–	149,538	143,808	177,358
可供出售證券	87,228	–	–	–
給貿易夥伴之借款	113,998	113,998	97,000	109,000
長期應收賬項	619,206	647,900	–	–
遞延支出	8,157	30,915	–	–
商譽	39,495	77,038	7,425	9,146
遞延税項資產	15,208	15,889	–	–
	3,341,065	3,426,401	2,956,361	2,457,758
流動資產	1,989,148	2,095,522	1,275,903	1,180,230
流動負債	(1,996,728)	(2,180,987)	(1,435,915)	(1,314,102)
流動負債淨值	(7,580)	(85,465)	(160,012)	(133,872)
少數股東權益	(772,756)	(844,965)	(272,836)	(223,136)
非流動負債	(1,378,228)	(1,221,948)	(1,245,126)	(1,101,831)
	1,182,501	1,274,023	1,278,387	998,919
資金來源：				
股本	274,643	272,630	271,095	265,953
儲備	907,858	1,001,393	1,007,292	732,966
	1,182,501	1,274,023	1,278,387	998,919

附註： 請參照載於第99頁至第118頁節錄自本集團二零零五／二零零六年度中期報告之本集團二零零五／二零零六年度之中期業績。

下列為摘錄自本集團截至二零零五年三月三十一日止年度年報之本集團經審核綜合財務報表

綜合損益表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4	2,179,181	1,684,460
銷售成本		(1,701,251)	(1,334,532)
毛利		477,930	349,928
其他營業收入		174,243	56,621
銷售及分銷支出		(222,361)	(158,592)
行政支出		(328,817)	(207,268)
其他營業支出	5	(3,885)	(7,634)
營業溢利	6	97,110	33,055
投資淨收益(虧損)	7	27,068	(79,895)
財務成本	8	(79,355)	(62,178)
所佔聯營公司業績	9	133,531	460,283
所佔共同控制公司業績		(49,912)	–
攤銷購入聯營公司引發之溢價		(4,227)	(7,138)
變現購入聯營公司引發之折讓		985	1,350
出售一間附屬公司部份權益之虧損		(4,703)	–
出售附屬公司之虧損		(666)	–
應當出售一間附屬公司部份權益之虧損		(3,019)	(6,085)
出售聯營公司權益之收益		44,115	–
應當出售部份聯營公司權益之虧損		–	(479)
因出售聯營公司所變現之儲備		–	(9,158)
購入附屬公司所產生溢價之減值		–	(7,600)
購入一間聯營公司所產生溢價之減值		–	(17,189)
除税前溢利		160,927	304,966
税項	10	(67,287)	(80,087)
未計少數股東權益前溢利		93,640	224,879
少數股東權益		(23,345)	(51,066)
全年純利		70,295	173,813
分配及其他變動:			
股息	11	(38,432)	(76,225)
轉入不可分派儲備賬			
一法定盈餘		(988)	(1,136)
		(39,420)	(77,361)
每股盈利	12		
基本(港仙)		12.92	32.31
攤薄(港仙)		12.21	27.84

綜合資產負債表
於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
投資物業	13	104,130	138,980
物業、廠房及設備	14	418,598	318,433
所佔聯營公司權益	16	1,218,312	2,194,249
所佔共同控制公司權益	17	322,501	–
非上市股本投資	18	275,298	–
商標	19	52,284	56,466
證券投資	20	149,538	143,808
給貿易夥伴之借款	21	113,998	97,000
長期應收賬項	22	647,900	–
遞延支出	23	30,915	–
商譽	24	77,038	7,425
遞延稅項資產	32	15,889	–
		3,426,401	2,956,361
流動資產			
存貨	25	387,524	280,923
應收賬項、應收票據及預付款項	26	1,105,361	562,332
證券投資	20	233,901	149,786
應收股息		17,057	22,583
可收回稅項		2,852	960
銀行結存、存款及現金		348,827	259,319
		2,095,522	1,275,903
流動負債			
應付賬項及費用	27	764,069	472,505
財務租賃責任	28	4,823	2,742
稅項		19,446	11,290
銀行貸款、透支及商業信貸	29	1,392,649	949,378
		2,180,987	1,435,915
流動負債淨值		(85,465)	(160,012)
總資產減去流動負債		3,340,936	2,796,349
少數股東權益		844,965	272,836
非流動負債			
借款	30	1,209,600	1,147,243
可換股票據	31	–	88,507
遞延稅項負債	32	12,348	9,376
		1,221,948	1,245,126
資產淨值		1,274,023	1,278,387
資本及儲備			
股本	33	272,630	271,095
儲備	35	1,001,393	1,007,292
股東資金		1,274,023	1,278,387

資產負債表
於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
投資物業	13	20,000	13,900
物業、廠房及設備	14	22,374	18,991
所佔附屬公司權益	15	1,928,246	1,900,419
		1,970,620	1,933,310
流動資產			
應收賬項及預付款項		91,482	141,332
可收回税項		806	806
銀行結存、存款及現金		35,264	101,973
		127,552	244,111
流動負債			
應付賬項及費用		21,138	16,023
財務租賃責任	28	1,397	1,770
銀行貸款	29	510,026	446,210
		532,561	464,003
流動負債淨值		(405,009)	(219,892)
總資產減去流動負債		1,565,611	1,713,418
非流動負債			
借款	30	507,437	573,853
可換股票據	31	–	88,507
欠附屬公司款項		12,224	16,424
		519,661	678,784
資產淨值		1,045,950	1,034,634
資本及儲備			
股本	33	272,630	271,095
儲備	35	773,320	763,539
股東資金		1,045,950	1,034,634

綜合權益變動表

截至二零零五年三月三十一日止年度

	二零零五年 *千港元*	二零零四年 *千港元*
年初數	1,278,387	998,919
所佔聯營公司及共同控制公司之換算儲備	(1,541)	84,451
所佔聯營公司之資本儲備	838	14,754
換算海外業務所引發之外滙差額	(7,752)	(6,349)
尚未於綜合損益賬確認之淨(虧損)收益	(8,455)	92,856
	1,269,932	1,091,775
全年純利	70,295	173,813
因行使認股權而發行新股(扣除開支)	4,900	12,870
出售聯營公司變現之儲備	5,147	32,617
已派發股息	(76,251)	(40,544)
出售聯營公司業務變現之儲備	–	7,856
年末數	1,274,023	1,278,387

綜合現金流量表

截至二零零五年三月三十一日止年度

	二零零五年 *千港元*	二零零四年 *千港元*
經營業務之現金流入		
除税前溢利	160,927	304,966
調整：		
所佔聯營公司業績	(133,531)	(460,283)
所佔共同控制公司業績	49,912	–
商標攤銷	4,182	4,183
攤銷購入聯營公司所引發之溢價	4,227	7,138
遞延支出攤銷	16,798	–
變現購入聯營公司所引發之折讓	(985)	(1,350)
攤銷購入附屬公司所引發之商譽	3,885	1,233
物業、廠房及設備之折舊及攤銷	68,951	45,322
應當出售一間附屬公司之虧損	4,703	–
出售物業、廠房及設備之（收益）虧損	(3,666)	3,807
應當出售聯營公司部份權益之虧損	–	479
應當出售一間附屬公司部份權益之虧損	3,019	6,085
因出售聯營公司所變現之儲備	–	9,158
於損益賬計入之投資物業估值盈餘	(9,100)	(14,209)
利息收入	(43,870)	(9,428)
銀行及其他借款利息	77,731	59,468
可換股票據利息	1,462	2,582
財務租賃責任利息	162	128
證券投資之股息收入	(22,108)	(4,697)
持有證券投資尚未變現之淨（收益）虧損	(30,349)	79,895
證券投資減值	4,160	–
電子商貿投資回撥	(879)	–
出售聯營公司之收益	(44,115)	–
出售附屬公司之虧損	666	–
出售投資物業之收益	(1,192)	–
出售電器電線配件及裝置系統業務之淨收益	(21,446)	–
購入一間聯營公司所產生溢價之減值	–	17,189
購入附屬公司所產生溢價之減值	–	7,600
外幣兑換率變動對公司之間結存之影響	1,859	(10,531)

	附註	二零零五年 千港元	二零零四年 千港元
計算營運資金變動前之營業現金流量		91,403	48,735
存貨之減少		62,725	17,482
應收賬項、應收票據及預付款項之減少（增加）		338,246	(2,718)
應付賬項及費用之（減少）增加		(265,133)	71,888
經營業務所產生之淨現金		227,241	135,387
已付香港利得税		(13,840)	(6,126)
已收香港利得税退款		–	4
已付香港以外其他地區税項		(9,285)	(6,627)
已收香港以外其他地區税項退款		54	128
經營業務產生之現金淨額		204,170	122,766
投資業務現金流量			
購入附屬公司額外權益所付代價		(373,231)	(42,473)
購入物業、廠房及設備		(107,904)	(123,497)
於非上市股本投資之增加		(63,376)	–
長期應收賬款之增加		(26,439)	–
購入聯營公司之權益		(22,481)	(50,176)
購入證券投資		(10,440)	(39)
遞延支出		(9,800)	–
給聯營公司之借款		(1,800)	(174)
出售附屬公司（已扣除其現金及現金等值）	37	(30)	–
收購附屬公司（已扣除其現金及等值現金）	38	635,458	–
出售聯營公司之款項		123,504	–
已收聯營公司之股息		115,973	77,763
出售投資物業之款項		45,142	–
已收利息		42,050	9,527
出售物業、廠房及設備之款項		35,296	9,776
已收證券投資之股息		22,108	4,697
聯營公司償還之欠款		14,017	26,387
應當出售部份附屬公司之款項		–	21,077
投資業務產生（使用）之現金淨額		418,047	(67,132)

	附註	二零零五年 千港元	二零零四年 千港元
融資現金流量			
新銀行貸款		765,300	1,011,291
附屬公司少數股東所提供股本		33,181	3,900
商業信貸現金流入（外流）淨額		24,073	(1,860)
發行股份所得之款項（已扣除4,000港元之開支）（二零零四年：12,000港元）		4,900	12,870
短期銀行貸款現金流入淨額		(466,774)	19,175
償還銀行貸款		(433,845)	(872,439)
償還定息及浮息票據		(228,584)	(20,912)
已付銀行及其他借款之利息		(77,929)	(61,199)
已付股息		(76,251)	(40,544)
已付附屬公司少數股東之股息		(60,389)	(14,559)
償還財務租賃之本金		(4,619)	(2,737)
已付財務租賃責任之利息		(153)	(129)
融資所（使用）產生之現金淨額		(521,090)	32,857
現金及等值現金增加淨額		101,127	88,491
年初之現金及等值現金		252,618	156,168
外幣兑換率變動之影響		(13,112)	7,959
年末之現金及等值現金	40	340,633	252,618

賬目附註

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，其附屬公司、聯營公司及共同控制公司之業務分別載於附註45、46及47。

2. 新香港會計準則之潛在影響

於二零零四年，香港會計師公會（「香港會計師公會」）頒佈多項新訂及經修訂香港會計準則及香港財務報告準則（「香港財務報告準則」）（以下統稱為「新香港財務報告準則」），於二零零五年一月一日或之後開始之會計期間生效。本集團於截至二零零五年三月三十一日止年度之財務報告，提早採納香港會計準則（「香港會計準則」）第40號「投資物業」。

集團

提早採納香港會計準則第40號將改變本集團處理其投資物業估值之會計政策。往年，投資物業估值之增加被記賬於投資物業重估儲備，而估值之減少，則先於重估儲備內抵銷，餘額在損益表支銷。

於本年度，因採納香港會計準則第40號而增加之所佔聯營公司業績為12,801,000港元。而採納香港會計準則第40號對本集團以往會計期間之業績並無重大影響，因此並不需要對前期賬目作出調整。

集團已開始考慮其他新香港財務報告準則對集團之影響，於現時並未能決定該些新香港財務報告準則會否明顯影響集團準備及呈報之運作業績及其財務狀項。該些新香港財務報告準則可能導致將來集團在準備及呈報之業績及財務狀項上有所改變。

公司

採納香港會計準則第40號改變本公司處理其投資物業估值之會計政策。採納香港會計準則第40號導致本年度盈利增加6,100,000港元（二零零四年：2,395,000港元），於二零零四年四月一日之累計溢利增加2,395,000港元及投資物業重估儲備減少2,395,000港元。

3. 主要會計政策

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合帳目時已被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務、聯營公司或共同控制公司之可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購附屬公司或業務產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購一間聯營公司或一間共同控制公司而產生之商譽將包括在聯營公司或共同控制公司之賬面值內。

當出售附屬公司、業務、聯營公司或共同控制公司時，其有關未攤銷商譽／已在儲備中撤除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、業務、聯營公司或共同控制公司所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計實務準則（「會計準則」）第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司或共同控制公司所產生之負商譽會包括在聯營公司或共同控制公司之賬面值內。

於出售附屬公司，業務，聯營公司或共同控制公司時，其所屬之負商譽將於出售時於損益表中確認。

營業額

營業額乃是年度向外界客戶銷售貨品之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價之未攤銷部份及減去收購所引發之折讓之未列作收入部份另扣減可辨認之減值損失列賬。

共同控制公司

共同控制公司乃以長期投資為目的，集團及其他人士按存在合約安排共同控制其進行經濟活動之共同控制公司。

集團於共同控制公司之權益以集團所佔共同控制公司資產，加上（減去）並未於損益表中攤銷或（變現）之因收購產生之溢價（折讓），以及減去任何被確認之減值入賬於資產負債表上。集團所佔共同控制公司之收購後業績於綜合損益表中計入。

非上市股本投資

非上市股本投資按成本減去經確定之減值虧損列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關租賃年期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，以公平價值於資產負債表列賬。因投資物業公平價值改變引致之盈利或虧損將於計入該年度之損益表中。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產被出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號「物業、廠房及設備」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出

(a)　專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期（取較短者）攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b)　產品發展支出

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或可疑，其相應之支出將於損益賬中即時支銷。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

税項

税項支出為當前應付税項與遞延税項之總和。

當前應付税項乃基於應課税溢利計算。應課税溢利有別與損益表中所報之純利，因應課税溢利之計算不包括於其他年度之應課税收入及可減免之支出。此外，應課税溢利之計算不包括永不用課税及永不獲減免之損益表項目。

遞延税項指就財務報表內資產及負債之賬面值與計算應課税溢利所使用之相應税務基礎之分別而預期應付或可收回之税項。遞延税項採用資產負債表債務方法入賬。在一般情況下，遞延税項負債就所有應課税暫時差距予以確認，而如有可能利用可減免暫時差距以抵消應課税溢利，遞延税項資產將被確認。如暫時差距源自商譽或對應課税溢利及會計溢利皆無影響交易中資產及負債之初期確認（商業合併除外），該等資產及負債將不予確認。

遞延税項負債就投資於附屬公司、聯營公司及共同控制公司而產生之應課税暫時差距予以確認，除非集團能控制暫時差距之逆轉以及暫時差距在可見將來將不會逆轉。

遞延税項資產賬面值於每一個資產負債表日作出重估，將因應不可能存在足夠應課税溢利還原全部或部份該等資產而減少。

遞延税項以當該負債被結算或該資產被確認時期所預期之税率計算。遞延税項將在損益表中扣除或計入損益表中，已直接自資本扣除或計入資本內之項目除外。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日之匯率換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障

介定供款退休計劃之供款會於發生時計入為工資成本。

4. 業務及地域性分類

就管理而言，本集團現時由四個主要營運部門構成，它們成為集團滙報的基礎分類資料，其主要業務詳見如下：

主要營運部門及其業務範圍：

科技及策略	—	從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資
電子	—	發展、製造和分銷電子產品，包括：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
電池	—	發展、製造和分銷電池及相關產品
電器	—	發展、製造和分銷裝置電器產品

本集團分類資料之分析如下：

(a) **以業務分類**

二零零五年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	254,041	1,904,390	–	20,750	–	2,179,181
內部對銷	4	–	–	–	(4)	–
	254,045	1,904,390	–	20,750	(4)	2,179,181
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	21,770	88,491	–	37,233	–	147,494
不能分類之企業費用						(67,227)
其他企業收入						16,843
營業溢利						97,110
投資淨收益						27,068
財務成本						
業務	(4,144)	(35,660)	–	(9,079)	–	(48,883)
企業						(30,472)
所佔聯營公司業績	(4,391)	99,978	51,829	(13,885)	–	133,531
所佔共同控制公司業績	–	–	–	(49,912)	–	(49,912)
攤銷購入聯營公司權益引發之溢價						(4,227)
變現購入聯營公司引發之折讓						985
出售一間附屬公司部份權益之虧損						(4,703)
出售附屬公司之虧損						(666)
應當出售一間附屬公司部份權益之虧損						(3,019)
出售聯營公司之收益						44,115
除稅前溢利						160,927
稅項						(67,287)
未計少數股東權益前溢利						93,640
少數股東權益						(23,345)
全年純利						70,295
資產						
業務資產	661,364	1,290,511	–	1,545,783	(81,165)	3,416,493
所佔聯營公司權益	17,637	443,446	756,062	1,167	–	1,218,312
所佔共同控制公司權益	–	–	–	322,501	–	322,501
非上市股本投資	–	–	–	275,298	–	275,298
不能分類企業資產						289,319
總資產						5,521,923

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	481,515	450,341	–	332,965	(516,958)	747,863
貸款						
業務	160,583	1,284,102	–	143,525	–	1,588,210
企業						1,018,862
不能分類企業負債						48,000
總負債						3,402,935
其他資料						
資本性支出						
業務	13,322	71,677	–	25,311	–	110,310
企業						7,611
折舊及攤銷						
業務	24,303	45,894	–	16,444	–	86,641
企業						7,175
因收購聯營公司而增加之商譽	–	6,313	–	–	–	6,313
因購入聯營公司而增加之折讓	–	87	–	–	–	87
因購入附屬公司而引發之商譽						
業務	23,927	(9,502)	–	–	–	14,425
企業						24,967
因增加購入附屬公司權益而引發之商譽						
業務	–	5,165	–	–	–	5,165
企業						28,483
遞延支出之增加	9,800	–	–	–	–	9,800

二零零四年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	358	1,684,102	–	–	–	1,684,460
內部對銷	43	–	–	–	(43)	–
	401	1,684,102	–	–	(43)	1,684,460
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	15,245	60,178	–	–	–	75,423
不能分類之企業費用						(61,989)
其他企業收入						19,621
營業溢利						33,055
投資淨虧損						(79,895)
財務成本						
業務	(1,050)	(30,916)	–	–	–	(31,966)
企業						(30,212)
所佔聯營公司業績	428	101,583	121,541	236,731	–	460,283
攤銷購入聯營公司權益引發之溢價						(7,138)
變現購入聯營公司引發之折讓						1,350
因出售聯營公司所變現之儲備						(9,158)
購入附屬公司所產生溢價之減值						(7,600)
購入一間聯營公司所產生溢價之減值						(17,189)
應當出售一間附屬公司部份權益之虧損						(6,085)
應當出售聯營公司部份權益之虧損						(479)
除稅前溢利						304,966
稅項						(80,087)
未計少數股東權益前溢利						224,879
少數股東權益						(51,066)
全年純利						173,813
資產						
業務資產	355,756	1,351,609	–	–	(23,510)	1,683,855
所佔聯營公司權益	61,846	480,713	761,162	890,528	–	2,194,249
不能分類企業資產						354,160
總資產						4,232,264

	科技及策略	電子	電池	電器	對銷	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
負債						
業務負債	475,256	466,655	–	–	(486,300)	455,611
貸款						
業務	15,079	1,062,451	–	–	–	1,077,530
企業						1,021,833
可換股票據						88,507
不能分類企業負債						37,560
總負債						2,681,041
其他資料						
資本性支出						
業務	368	123,671	–	–	–	124,039
企業						1,821
折舊及攤銷						
業務	7,849	37,587	–	–	–	45,436
企業						5,302
因購入聯營公司而增加之折讓	–	–	8,619	–	–	8,619
因增加購入附屬公司權益而引發之商譽						
業務	–	250	–	–	–	250
企業						6,862

(b) **地域分類**

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

	營業額		除稅前溢利(虧損)	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
一香港	119,004	70,877	17,195	48,659
一內地	230,026	143,091	54,555	79,428
其他亞洲國家	687,783	623,407	9,412	38,718
歐洲	543,313	411,482	(21,917)	41,292
北美及南美洲	491,832	367,593	63,291	33,451
澳洲及新西蘭	95,958	60,170	26,117	51,654
其他	11,265	7,840	12,274	11,764
	2,179,181	1,684,460	160,927	304,966

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

	分類資產之賬面值		物業、廠房及設備及無形資產之增加	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
－香港	1,485,569	1,250,704	39,868	6,486
－內地	1,485,917	1,175,089	68,527	100,039
其他亞洲國家	849,216	998,397	80,006	9,811
歐洲	676,094	361,475	18,166	16,636
北美及南美洲	248,460	196,002	507	－
澳洲及新西蘭	718,261	243,608	－	－
其他	58,406	6,989	－	－
	5,521,923	4,232,264	207,074	132,972

5. 其他營業支出

	二零零五年	二零零四年
	千港元	*千港元*
其他營業支出包括：		
攤銷購入附屬公司引發之商譽	3,885	1,233
重組揚聲器業務之費用	－	6,401
	3,885	7,634

6. 營業溢利

	二零零五年 *千港元*	二零零四年 *千港元*
營業溢利已減除以下項目：		
董事酬金（如下）	34,508	28,549
員工薪金、津貼及福利	306,516	237,174
員工費用合計	341,024	265,723
遞延支出攤銷（包括於行政支出內）	16,798	–
商標攤銷（包括於行政支出內）	4,182	4,183
核數師酬金		
本年度	5,491	3,013
往年不足之撥備	308	126
折舊及攤銷		
擁有之資產	67,755	43,987
財務租賃之資產	1,196	1,335
出售物業、廠房及設備之虧損	–	3,807
營業性租賃租金		
租賃物業	25,915	15,984
其他	4,514	3,516
研究費用支出	38,057	26,447
及經計入：		
股息收入：		
上市投資	22,098	4,693
非上市投資	10	4
出售投資物業之收益	1,192	–
出售物業、廠房及設備之收益	3,666	–
出售電器配件及裝置系統業務之淨收益	21,446	–
銀行存款及結存之利息收入	43,697	7,532
聯營公司借款之利息收入	173	1,896
投資物業租金收入扣除支出1,096,000港元（二零零四年：828,000港元）	8,963	4,174
重估投資物業之盈餘	9,100	14,209

董事薪酬及僱員薪酬

	二零零五年 *千港元*	二零零四年 *千港元*
董事		
袍金：		
執行董事	90	90
非執行董事	257	200
	347	290
執行董事之其他酬金：		
薪酬及其他福利	17,414	14,928
業勤獎勵	15,248	11,927
退休福利計劃供款	1,499	1,404
	34,161	28,259
	34,508	28,549

以上披露之數目包括付予非執行董事之董事袍金257,000港元(二零零四年:200,000港元)。

於本年度期間,集團提供居住物業予一位執行董事,該物業之租值為489,000港元(二零零四年:489,000港元)。此數目並未包括在上列之酬金內。

董事之酬金分級如下:

	董事人數 二零零五年	 二零零四年
0港元－1,000,000港元	6	6
1,500,001港元－2,000,000港元	1	2
2,000,001港元－2,500,000港元	1	1
2,500,001港元－3,000,000港元	1	–
4,000,001港元－4,500,000港元	1	–
4,500,001港元－5,000,000港元	1	1
6,000,001港元－6,500,000港元	1	–
8,000,001港元－8,500,000港元	–	2
11,500,001港元－12,000,000港元	1	–

僱員

本集團於本年最高薪酬之五名僱員包括四名(二零零四年:三名)公司董事(其酬金之詳情如上所載)。其餘一名(二零零四年:兩名)本集團最高薪酬之非公司董事僱員之酬金如下:

	二零零五年 *千港元*	二零零四年 *千港元*
薪酬及其他福利	2,654	5,230
業勤獎勵	1,603	1,158
退休福利計劃供款	211	283
	4,468	6,671

該等僱員之酬金分級如下:

	僱員人數	
	二零零五年	二零零四年
2,000,001港元-2,500,000港元	–	1
4,000,001港元-4,500,000港元	1	1

7. **投資淨收益(虧損)**

	二零零五年 *千港元*	二零零四年 *千港元*
投資淨收益(虧損)包括:		
持有投資證券未變現之淨收益(虧損)	30,349	(79,895)
電子商資投資回撥	879	–
投資證券減值虧損確認	(4,160)	–
	27,068	(79,895)

8. **財務成本**

	二零零五年 *千港元*	二零零四年 *千港元*
銀行及其他借款利息費用:		
於五年內全部償還	77,381	59,278
並非於五年內全部償還	350	190
可換股票據	1,462	2,582
財務租賃	162	128
總借款成本	79,355	62,178

9. 所佔聯營公司業績

於二零零四年，所佔聯營公司業績包括所佔CIH Limited（「CIHL」）於出售若干業務之淨溢利206,299,000港元（已包括變現儲備32,617,000港元）。該等交易詳情列於附註16(b)。

10. 稅項

	二零零五年 *千港元*	二零零四年 *千港元*
包括：		
公司及其附屬公司：		
香港利得稅	9,633	8,846
香港以外其他地區稅項	14,676	7,305
遞延稅項 *（附註32）*	(9,206)	2,146
小計	15,103	18,297
所佔聯營公司之稅項：		
香港利得稅	15,591	3,412
香港以外其他地區稅項	19,042	58,378
遞延稅項	10,891	–
小計	45,524	61,790
所佔共同控制公司之稅項：		
香港利得稅	24	–
香港以外其他地區稅項	6,210	–
遞延稅項	426	–
小計	6,660	–
合計	67,287	80,087

香港利得稅乃按是年度估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

稅項之分析如下：

	二零零五年 *千港元*	二零零四年 *千港元*
除稅前溢利	160,927	304,966
按香港利得稅率17.5%（二零零四年：17.5%）計算之稅項	28,162	53,369
不獲稅項減免支出之稅務影響	42,630	45,005
免稅收入之稅務影響	(58,674)	(51,186)
未確認遞延稅項資產之稅務影響	41,798	17,478
應用往年未確認稅項虧損之稅務影響	(8,352)	(11,679)
附屬公司、聯營公司及共同控制公司所處香港以外地區不同稅率之影響	9,371	16,498
其他	12,352	10,602
是年度稅項	67,287	80,087

11. 股息

	二零零五年	二零零四年
	千港元	*千港元*
建議派發末期股息每股3.0仙(二零零四年:5.0仙)	16,479	27,149
派發二零零四年特別股息每股5.0仙	—	27,149
已派發中期股息每股4.0仙(二零零四年:4.0仙)	21,809	21,644
因行使認股權而增加派發之上年度股息	144	283
	38,432	76,225

12. 每股盈利

截至二零零五年三月三十一日及二零零四年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算:

	二零零五年	二零零四年
	千港元	*千港元*
盈利		
全年純利及計算基本每股盈利之溢利	70,295	173,813
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(1,098)	(5,692)
假設可換股票據被轉換作出之調整	(2,002)	(16,396)
計算攤薄每股盈利之盈利	67,195	151,725
	千股	*千股*
股份數目		
計算基本每股盈利之股份加權平均數	544,226	537,955
認股權之可攤薄潛在股份之影響	6,123	6,951
計算攤薄每股盈利之股份加權平均數	550,349	544,906

攤薄每股盈利之計算乃假設附註31之可換股票據被轉換為GP工業有限公司(「GP工業」)之股份,GP工業為本公司擁有87.14%權益之附屬公司。

13. 投資物業

	集團 千港元	公司 千港元
於二零零三年四月一日	112,295	–
從物業、廠房及設備轉入	12,476	11,505
重估物業之盈餘	14,209	2,395
於二零零四年三月三十一日及 於二零零四年四月一日	138,980	13,900
出售	(43,950)	–
重估物業之盈餘	9,100	6,100
於二零零五年三月三十一日	104,130	20,000

以上集團及本公司之投資物業包括：

	集團		公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
在香港，中期租賃	104,130	96,380	20,000	13,900
本港以外地區之永久擁有物業	–	42,600	–	–
	104,130	138,980	20,000	13,900

本集團之投資物業於二零零五年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司以公開市場價值基準進行估值。

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

14. 物業、廠房及設備

	永久擁有土地及房產 千港元	租賃土地及房產 千港元	租約房產裝修 千港元	機械及設備 千港元	工模及工具 千港元	發展中物業 千港元	其他 千港元	合計 千港元
集團								
成本或估值								
二零零四年四月一日計算	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
貨幣調整	679	(1,554)	(360)	538	993	320	519	1,135
收購附屬公司	–	45,322	6,962	13,409	1,677	10,448	5,079	82,897
出售附屬公司	–	–	(63)	(1,229)	–	–	(158)	(1,450)
增加	–	420	6,647	60,371	11,458	4,523	34,502	117,921
出售	–	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
重新分類	–	99,077	–	(8)	2	(99,055)	(16)	–
二零零五年三月三十一日計算	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
包括：								
成本	19,756	164,822	83,634	239,036	47,353	3,415	112,668	670,684
估值－一九九四年	–	46,883	–	–	–	–	–	46,883
估值－二零零二年	–	2,703	–	–	–	–	–	2,703
	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
折舊及攤銷								
二零零四年四月一日計算	2,610	23,036	49,508	146,579	20,986	–	43,192	285,911
貨幣調整	105	(1,011)	(34)	416	692	–	361	529
出售附屬公司	–	–	(25)	(681)	–	–	(66)	(772)
是年度準備	247	6,756	8,888	29,779	7,830	–	15,451	68,951
出售時減除	–	(2,423)	(1,553)	(37,369)	(793)	–	(10,809)	(52,947)
二零零五年三月三十一日計算	2,962	26,358	56,784	138,724	28,715	–	48,129	301,672
賬面淨值								
二零零五年三月三十一日計算	16,794	188,050	26,850	100,312	18,638	3,415	64,539	418,598
二零零四年三月三十一日計算	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433

	集團 二零零五年 千港元	集團 二零零四年 千港元
以上集團之物業權益包括：		
本港以外地區之永久擁有物業	16,794	16,467
租賃物業：		
在香港		
中期租賃	84,964	56,098
香港以外地區		
中期租賃	98,248	1,702
短期租賃	4,838	5,302
	204,844	79,569

	租約房產裝修 *千港元*	其他 *千港元*	合計 *千港元*
公司			
成本			
二零零四年四月一日計算	12,549	39,969	52,518
增加	–	7,611	7,611
出售	–	(53)	(53)
二零零五年三月三十一日計算	12,549	47,527	60,076
折舊及攤銷			
二零零四年四月一日計算	8,743	24,784	33,527
是年度準備	620	3,594	4,214
出售時減除	–	(39)	(39)
二零零五年三月三十一日計算	9,363	28,339	37,702
賬面淨值			
二零零五年三月三十一日計算	3,186	19,188	22,374
二零零四年三月三十一日計算	3,806	15,185	18,991

	集團		公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
財務租賃之物業、廠房及設備之賬面淨值：				
機械及設備	9,166	2,334	–	–
其他	1,727	4,449	1,334	3,886
	10,893	6,783	1,334	3,886

15. 所佔附屬公司權益

	公司	
	二零零五年 *千港元*	二零零四年 *千港元*
上市股份投資成本	1,178,428	1,128,416
非上市股份投資成本	337,798	337,798
減值虧損	(209,155)	(209,155)
	1,307,071	1,257,059
附屬公司欠款	621,175	643,360
	1,928,246	1,900,419
上市股份於三月三十一日之市值	1,648,347	1,948,612

附屬公司欠款並無抵押及沒有固定還款條款。董事局認為，公司將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司(「新加坡交易所」)上市。

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至依據市場借款利率折算估計之可取回值。

主要附屬公司於二零零五年三月三十一日之詳情載於賬目附註45。

16. 所佔聯營公司權益

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
所佔資產淨值	1,197,432	2,150,384
購入聯營公司溢價	44,049	67,515
購入聯營公司折讓	(31,073)	(31,971)
	1,210,408	2,185,928
聯營公司欠款	7,904	20,121
減值虧損確認	–	(11,800)
	1,218,312	2,194,249
上市股份於三月三十一日之市值	463,398	1,656,750

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。聯營公司之賬面值將減至依據市場借款利率折算估計之可取回值。

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

	購入聯營公司之溢價		購入聯營公司之折讓	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
成本				
年初數	185,351	185,351	36,035	27,416
購入聯營公司	6,313	–	87	8,619
出售聯營公司	(39,101)	–	–	–
年末數	152,563	185,351	36,122	36,035
攤銷及減值虧損				
年初數	117,836	93,509	4,064	2,714
是年度準備	4,227	7,138	–	–
是年度變現	–	–	985	1,350
出售聯營公司時減除	(13,549)	–	–	–
減值虧損變現	–	17,189	–	–
年末數	108,514	117,836	5,049	4,064
淨值				
年末數	44,049	67,515	31,073	31,971
年初數	67,515	91,842	31,971	24,702

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

於截至二零零四年三月三十一日止年度，管理層就因收購而產生之溢價進行審核，因應其未來估計現金流量之可取回值作出17,189,000港元之減值虧損。

主要聯營公司於二零零五年三月三十一日之詳情載於賬目附註46。

(a) 於二零零五年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司(「金山電池」)之權益。金山電池之年結日為三月三十一日。根據其截至二零零五年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

	於二零零五年三月三十一日 *千港元*	於二零零四年三月三十一日 *千港元*
財務狀況		
總資產	4,410,011	4,044,930
總負債	2,634,658	2,294,140
少數股東權益	222,415	196,145
所佔金山電池資產淨值	763,895	776,880
本集團所佔金山電池股份於三月三十一日之市值	463,398	954,416

	截至二零零五年三月三十一日止年度 *千港元*	截至二零零四年三月三十一日止年度 *千港元*
全年業績		
營業額	4,161,097	3,719,233
全年純利	8,277	203,426
集團應佔全年純利	4,009	86,581

(b) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之CIHL之權益。於是年度，本集團增加於CIHL之權益，使CIHL成為本集團之附屬公司。根據其截至二零零三年十二月三十一日止年度經審核賬項之CIHL財務資料，以及本集團所佔CIHL權益之有關資料為如下：

	於二零零三年十二月三十一日 *千港元*
財務狀況	
總資產	3,388,932
總負債	1,617,467
少數股東權益	16,743
所佔CIHL資產淨值	864,944

	二零零四年 *千港元*
本集團所佔CIHL股份於三月三十一日之市值	702,334

	截至二零零三年十二月三十一日止年度 *千港元*
全年業績	
營業額	858,377
全年純利	494,453
集團應佔全年純利	207,145

CIHL於二零零三年八月二十五日與Schneider Electric SA（「Schneider」）訂立兩項互相關連及有條件之交易（統稱「交易」）：

(i) 根據CIHL與Schneider訂立之有條件合營協議（「合營協議」）之條款在亞洲成立一項各佔50%股權之合營項目（「亞洲合營項目」），以發展、製造及銷售電器配件及裝置系統（「電器配件及裝置系統業務」）；及

(ii) 出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.（「Gerard Industries」）旗下電器配件及裝置系統業務之全部52.4%實際權益（「澳洲出售事項」）。

亞洲合營項目

亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外，CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內，作價106,700,000美元，其中59,600,000美元用作認購59,599,990股亞洲合營項目股份，餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目，作價12,500,000美元，另外，以現金47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資，CIHL享有一項認沽期權，而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有一項選擇權（「奇勝認沽期權」）可將其於亞洲合營項目所持有之50%權益全數售予Schneider，而Schneider亦享有一項選擇權（「Schneider認購期權」）可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

澳洲出售事項

澳洲出售事項受澳洲買賣協議（「澳洲買賣協議」）條款約束並涉及：

(i) CIHL將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益全數售予Schneider；

(ii) 就上述售賣，Schneider付予CIHL首期款項90,400,000澳元；

(iii) 由二零零三年十二月二十二日起計四年，Schneider扣存其需付予CIHL之56,000,000澳元，以保證CIHL可能須就Gerard Industries旗下電器配件及裝置系統業務訴訟而作出之賠償；及

(iv) 另為數最高可達7,600,000澳元之款項，視乎稅項及其他問題能否獲得解決而付予CIHL。

有關交易於二零零三年十二月二十二日完成。於二零零三年十二月三十一日止年度，CIHL就有關交易與Schneider組成亞洲合營項目，並同時將集團聯營公司Gerard Industries旗下電器配件及裝置系統業務所持所有權益出售予Schneider，淨收入為105,487,000坡元。

17. 所佔共同控制公司權益

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
所佔資產淨值	322,501	—

本集團之共同控制公司為於附錄16(b)記載之亞洲合營公司，奇勝亞洲集團有限公司（「奇勝亞洲」）及其附屬公司。共同控制公司於二零零五年三月三十一日之詳情載於賬目附註47。

根據此共同控制公司由二零零四年一月一日至二零零五年三月三十一日止期間賬目之財務資料如下：

	於二零零五年三月三十一日 千港元
財務狀況	
總資產	1,529,805
總負債	679,633
少數股東權益	49,743
所佔奇勝亞洲資產淨值	322,501

	由二零零四年一月一日至二零零五年三月三十一日 千港元
期間業績	
營業額	1,373,557
期間虧損	128,247
集團應佔期間虧損	46,097

18. 非上市股本投資

	集團 二零零五年 千港元	集團 二零零四年 千港元
成本	171,498	–
股東貸款	151,939	–
	323,437	–
減值虧損確認	(48,139)	–
	275,298	–

非上市股本投資為CIHL於是年度出售其於Gerard Corporation Pty. Ltd.(「Gerard Corporation」)之21%權益後持有餘下之19%權益。此項投資以成本減去可收回數額之減值準備入賬。

股東貸款為資本性質，其中120,348,000港元之欠款為免息及無固定還款期，而餘下31,591,000港元之欠款將收取年息6.75%之利息及於二零零九年八月二十六日償還。此股東貸款由Gerard Corporation股東以其所持股份按比例提供。

19. 商標

	二零零五年 千港元	二零零四年 千港元
集團		
成本		
年初數及年末數	83,655	83,655
攤銷		
年初數	27,189	23,006
是年度攤銷	4,182	4,183
年末數	31,371	27,189
賬面淨值		
年末數	52,284	56,466

集團購入之商標按其估計可用年期約二十年攤銷。

20. 證券投資

	投資證券		其他投資		合計	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
集團						
香港上市證券	–	–	443	484	443	484
於本港以外地區上市證券	–	–	371,634	288,957	371,634	288,957
上市證券合計	–	–	372,077	289,441	372,077	289,441
非上市證券	15,522	4,153	–	–	15,522	4,153
減值虧損確認	(4,160)	–	–	–	(4,160)	–
	11,362	4,153	372,077	289,441	383,439	293,594
上市證券市值	–	–	371,022	307,419	371,022	307,419
證券投資賬面價值之分析如下：						
短期	–	–	233,901	149,786	233,901	149,786
長期	11,362	4,153	138,176	139,655	149,538	143,808
	11,362	4,153	372,077	289,441	383,439	293,594

減值虧損按投資證券之可收回金額確認。

集團於證券投資之分析如下：

	投資證券		其他投資		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
美隆電器廠股份有限公司（「美隆」）	–	–	285,896	288,956	285,896	288,956
TCL集團股份有限公司（「TCL」）	–	–	85,738	–	85,738	–
其他	11,362	4,153	443	485	11,805	4,638
	11,362	4,153	372,077	289,441	383,439	293,594

美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。該等證券之市價並不用作其價值，董事局認為，因狹窄之證券市場，市價並不能反映該等證券之價值。

TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。TCL之價值經由一間香港證券交易商中國光大融資有限公司作出專業評估。該等證券之市價並不用作表示其價值，董事局認為，由於該等法人股不能在證券市場自由買賣之限制，市價並不能反映該等證券之價值。

餘下之其他投資均以市場價格入賬。

21.　給貿易夥伴之借款

集團

(a)　給貿易夥伴之借款中包括一項97,000,000港元（二零零四年：97,000,000港元）之免息借款及一項16,998,000港元之收取市場利息之借款。此等借款均無固定還款期。借款之目的為便利本集團之產品於中國之銷售及分銷。因此，該借款被分類為長期。

(b)　於二零零四年三月三十一日，一項為數12,000,000港元之借款為集團一貿易夥伴股東之欠款，以其98%之股本予GP工業作擔保並給與一認購特權予GP工業。該應收賬收取商業價格之利息。於二零零四年三月三十一日，該借款被歸納於應收賬項、應收票據及預付款項內。於是年度，該應收賬已全數清還。

22. 長期應收賬項

	集團 二零零五年 千港元	集團 二零零四年 千港元
集團長期應收賬項包括：		
給第三者之借款（*附註a*）	18,007	–
澳洲出售事項之應收代價（*附註b*）	328,070	–
出售一聯營公司之應收代價（*附註c*）	12,102	–
出售於Gerard Corporation投資部份權益之應收代價（*附註d*）	287,250	–
其他	2,471	–
	647,900	–

附註：

(a) 借款目的為發展照明業務。借款收取市場利息及無固定還款期。

(b) 澳洲出售事項之部份代價69,213,000坡元（約為328,070,000港元）由二零零三年十二月二十二日起計四年，被扣存以保證CIHL可能須按附錄16(b)所載之澳洲買賣協議中條款就可能出現之訴訟而作出之賠償。此應收賬項按三個月澳洲銀行票據掉期利率之買入參考價收取利息。澳洲出售事項詳情於本公司二零零三年八月二十五日發出之公佈中披露。

(c) 此款項為出售一間聯營公司予一獨立第三者出售代價之未償還款項。此應收賬項按歐洲銀行同業拆息加上1.25%收取利息，並於二零零七年前分四期償還。

(d) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為24,070,000港元，包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33% Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

23. 遞延支出

	產品發展支出		專業訣竅		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
集團						
成本						
年初數	–	–	14,892	14,892	14,892	14,892
收購附屬公司	38,171	–	–	–	38,171	–
增加	9,800	–	–	–	9,800	–
貨幣調整	(990)	–	–	–	(990)	–
年末數	46,981	–	14,892	14,892	61,873	14,892
攤銷						
年初數	–	–	14,892	14,892	14,892	14,892
是年度攤銷	16,798	–	–	–	16,798	–
貨幣調整	(732)	–	–	–	(732)	–
年末數	16,066	–	14,892	14,892	30,958	14,892
賬面淨值						
年末數	30,915	–	–	–	30,915	–

24. 商譽

	二零零五年	二零零四年
	千港元	*千港元*
集團		
成本		
年初數	17,274	10,162
貨幣調整	458	–
增購附屬公司之權益而引發之商譽	33,648	7,112
購入附屬公司而引發之商譽	39,392	–
年末數	90,772	17,274
攤銷及減值虧損		
年初數	9,849	1,016
是年度減除	3,885	1,233
減值虧損變現	–	7,600
年末數	13,734	9,849
賬面淨值		
年末數	77,038	7,425

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

於截至二零零四年三月三十一日止年度，管理層就商譽之可取回值進行審核，因應其未來估計現金流量之可取回值作出7,600,000港元之減值虧損。

25. 存貨

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
原料	154,554	129,594
在製品	18,637	19,852
製成品	214,333	131,477
	387,524	280,923

上列數字中包括按可變現淨值列賬於二零零五年三月三十一日之存貨合共約4,367,000港元(二零零四年:261,000港元)。

26. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期,一般由三十天至九十天不等。應收賬項,應收票據及預付款項於資產負債表結算日之賬齡分析如下:

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
0-60天	620,015	268,109
61-90天	26,006	27,983
超過90天	459,340	266,240
	1,105,361	562,332

27. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下:

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
0-60天	430,742	389,841
61-90天	54,141	39,852
超過90天	279,186	42,812
	764,069	472,505

28. 財務租賃責任

	最低之租賃還款		最低租賃還款之現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
財務租賃責任如下：				
集團				
一年內到期	4,847	2,823	4,823	2,742
二至五年期	5,058	1,748	5,056	1,733
	9,905	4,571	9,879	4,475
減：未來財務支出	(26)	(96)	–	–
租賃責任之現值	9,879	4,475	9,879	4,475
減：一年內到期列入流動負債 *（附註30）*			(4,823)	(2,742)
一年後到期			5,056	1,733

	最低之租賃還款		最低租賃還款之現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
公司				
一年內到期	1,417	1,803	1,397	1,770
二至五年期	172	1,572	172	1,562
	1,589	3,375	1,569	3,332
減：未來財務支出	(20)	(43)	–	–
租賃責任之現值	1,569	3,332	1,569	3,332
減：一年內到期列入流動負債 *（附註30）*			(1,397)	(1,770)
一年後到期			172	1,562

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

29. 銀行貸款、透支及商業信貸

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
一年內償還之銀行貸款 *(附註30)*	809,436	737,500	450,026	446,210
短期銀行貸款	456,785	193,021	60,000	–
商業信貸	118,234	12,156	–	–
銀行透支	8,194	6,701	–	–
	1,392,649	949,378	510,026	446,210
有抵押	7,116	6,349	776	760
無抵押	1,385,533	943,029	509,250	445,450
	1,392,649	949,378	510,026	446,210

30. 借款

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款				
－無抵押	1,804,623	1,440,826	951,500	1,011,950
－有抵押 *(附註a)*	17,387	21,630	5,791	6,551
定息及浮息票據 *(附註b)*	191,970	420,554	–	–
	2,013,980	1,883,010	957,291	1,018,501
財務租賃責任 *(附註28)*	9,879	4,475	1,569	3,332
	2,023,859	1,887,485	958,860	1,021,833
減：於一年內須償還款項				
－銀行貸款 *(附註29)*	(809,436)	(737,500)	(450,026)	(446,210)
－財務租賃責任 *(附註28)*	(4,823)	(2,742)	(1,397)	(1,770)
	1,209,600	1,147,243	507,437	573,853
貸款及定息及浮息票據須於下列年期內償還：				
一年內	809,436	737,500	450,026	446,210
超過一年但不逾兩年	642,781	492,842	425,549	327,531
超過兩年但不逾五年	558,788	648,170	80,044	242,226
超過五年	2,975	4,498	1,672	2,534
	2,013,980	1,883,010	957,291	1,018,501
減：列於流動負債於一年內須償還款項 *(附註29)*	(809,436)	(737,500)	(450,026)	(446,210)
	1,204,544	1,145,510	507,265	572,291

附註：

(a) 銀行貸款以物業總賬面值約53,313,000港元（二零零四年：36,318,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷50,000,000坡元（二零零四年：4,500,000坡元）之票據。

於二零零五年三月三十一日，此票據之結餘為40,500,000坡元（相等於191,970,000港元）（二零零四年：90,500,000坡元（相等於420,554,000港元））。

(c) 於二零零四年五月十四日，GP工業有限公司與一銀團簽署一項70,000,000坡元及18,000,000美元之三年期銀團貸款協議。所得款項用作於二零零四年四月一日償還其50,000,000坡元之3.95%定息貸款票據及作一般營運資金。

31. 可換股票據

	二零零五年 *千港元*	二零零四年 *千港元*
集團及公司		
已發行可換股票據	–	80,000
應付利息	–	8,507
	–	88,507

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據（「可換股票據」）訂立一項認購協議（「認購協議」）。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間（包括首尾兩天）內任何時間，可換股票據持有人被賦予以下之權利（「權利」）：

(a) 以初步換股價每股2.60港元（「換股價」）將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股,惟數額不可低於10,000,000港元或其整數之倍數;或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

此外,在發生任何以下事項時:

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期(包括該日)止的任何時間:

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者;或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者;或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日(包括該日)止的任何時間:

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者;或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者,

則本公司將絕對有權:

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股,惟數額不可低於10,000,000港元或其整數之倍數(如(I)(i)或(II)(i)的情況下適用者);或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股,惟數額不可低於10,000,000港元或其整數之倍數(如(I)(ii)或(II)(ii)的情況下而適用者);或

(c) (a)及(b)的組合(如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者)。

可換股票據將附有利息,由發行日期起計以年息3%計算,每年(倘不足一年者以比例方式計算)計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部分。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日(包括首尾兩天)期間之換股價則繼續為2.60港元。

於二零零四年十月，可換股票據持有人行使交換權，將所有未償還之面值約90,000,000港元可換股票據交換集團所持有之23,900,000股GP工業股份。

32. 遞延稅項

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
年初結存	(9,376)	(7,218)	–	(2,735)
貨幣調整	(1,368)	(12)	–	–
是年度變動 *(附註10)*	9,206	(2,146)	–	2,735
購入附屬公司	5,079	–	–	–
年終結存	3,541	(9,376)	–	–

集團及公司所確認之主要遞延稅項負債及資產如下：

集團

	高於有關折舊之折舊免稅額	遞延發展支出	稅項虧損	其他	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零三年四月一日	(2,890)	–	14	(4,342)	(7,218)
貨幣調整	(14)	–	–	2	(12)
於是年度損益表(扣除)計入	(1,471)	–	3,760	(4,435)	(2,146)
於二零零四年三月三十一日及二零零四年四月一日	(4,375)	–	3,774	(8,775)	(9,376)
貨幣調整	(7)	–	(1,222)	(138)	(1,367)
購入附屬公司	(1,249)	(3,310)	17,112	(7,475)	5,078
於是年度損益表(扣除)計入	(534)	36	1,371	8,333	9,206
於二零零五年三月三十一日	(6,165)	(3,274)	21,035	(8,055)	3,541

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

	二零零五年 *千港元*	二零零四年 *千港元*
遞延稅項資產	15,889	–
遞延稅項負債	(12,348)	(9,376)
	3,541	(9,376)

於二零零五年三月三十一日，集團存有411,322,000港元（二零零四年：173,514,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之110,608,000港元（二零零四年：21,575,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限携存。

公司

	高於有關折舊之折舊免稅額 *千港元*	稅項虧損 *千港元*	其他 *千港元*	合計 *千港元*
二零零三年四月一日	(2,025)	–	(710)	(2,735)
於損益表（扣除）計入	(179)	3,760	(846)	2,735
於二零零四年三月三十一日及二零零四年四月一日	(2,204)	3,760	(1,556)	–
於損益表（扣除）計入	75	(536)	461	–
於二零零五年三月三十一日	(2,129)	3,224	(1,095)	–

於二零零五年三月三十一日，公司存有85,000,000港元（二零零四年：42,000,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之18,420,000港元（二零零四年：21,490,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限携存。

33. 股本

	股份數目	*千港元*
普通股每股面值0.50港元：		
法定股本：		
於二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日結存	800,000,000	400,000
已發行及繳足：		
於二零零三年四月一日結存	531,905,067	265,953
因行使認股權而發行股份 *（附註a）*	10,285,000	5,142
於二零零四年三月三十一日及二零零四年四月一日結存	542,190,067	271,095
因行使認股權而發行股份 *（附註b）*	3,070,000	1,535
於二零零五年三月三十一日結存	545,260,067	272,630

(a) 截至二零零四年三月三十一日止之年度內，10,285,000認股權被行使，公司發行10,285,000股每股面值0.50港元之股份，當中100,000股股份以每股1.41港元發行，2,070,000股股份以每股1.45港元發行，7,750,000股股份以每股1.17港元發行，餘下的365,000股則以每股1.84港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

(b) 截至二零零五年三月三十一日止之年度內，3,070,000認股權被行使，公司發行3,070,000股每股面值0.50港元之股份，當中930,000股股份以每股1.45港元發行，1,345,000股股份以每股1.84港元發行，170,000股股份以每股1.17港元發行，餘下的625,000股則以每股1.41港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

34. 認股權

(i) 公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃(「舊認股權計劃」)。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃(「新認股權計劃」)所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值(以價高者為準)。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

可行使之日期	行使價	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於二零零五年三月三十一日尚未行使
	港元					
董事：						
3.8.2000－5.7.2005	1.41	4,125,000	－	4,125,000	(625,000)	3,500,000
3.30.2001－3.29.2006	1.45	6,625,000	(625,000)	6,000,000	(625,000)	5,375,000
		10,750,000	(625,000)	10,125,000	(1,250,000)	8,875,000
僱員：						
3.8.2000－5.7.2005	1.41	475,000	(100,000)	375,000	－	375,000
3.30.2001－3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000	(305,000)	1,475,000
		3,700,000	(1,545,000)	2,155,000	(305,000)	1,850,000

於二零零四年四月二十六日至二零零四年十二月三日行使認股權期間，股份之市價範圍由每股1.96港元至2.375港元。於二零零三年七月四日至二零零四年二月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按新認股權計劃而未行使之認股權之數目如下：

可行使之日期	行使價	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於二零零五年三月三十一日尚未行使
	港元						
董事：							
4.18.2003－10.17.2007	1.17	7,750,000	－	(5,150,000)	2,600,000	－	2,600,000
10.2.2003－10.1.2008	1.84	－	9,200,000	－	9,200,000	(500,000)	8,700,000
		7,750,000	9,200,000	(5,150,000)	11,800,000	(500,000)	11,300,000
僱員：							
4.18.2003－10.17.2007	1.17	3,870,000	－	(2,600,000)	1,270,000	(170,000)	1,100,000
10.2.2003－10.1.2008	1.84	－	3,895,000	(365,000)	3,530,000	(845,000)	2,685,000
		3,870,000	3,895,000	(2,965,000)	4,800,000	(1,015,000)	3,785,000

於二零零四年四月十四日至二零零四年十月十三日行使認股權期間，股份之市價範圍由每股1.92港元至2.5港元。於二零零三年七月四日至二零零四年三月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

(ii)　GP工業之認股權計劃

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」),使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效,直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權,以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於該等權利授予日期之首個週年日,首個週年日或第二個週年日起行使。

依照一九九九年GP工業認股權計劃,授權GP工業之董事,於一九九九年GP工業認股權計劃生效後之十年內任何時間,可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權,其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值,以價高者為準。除另行取消或修訂,一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內,以1坡元作代價支付。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及二零零五年三月三十一日,尚未行使之舊GP工業認股權計劃之認股權如下:

可行使之日期	行使價	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內註銷	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於截至二零零五年三月三十一日年度內期滿/註銷	於二零零五年三月三十一日尚未行使
	美元							
公司之董事:								
7.23.1999–7.22.2003	0.30	160,000	(160,000)	–	–	–	–	–
8.2.2000 –8.1.2004	0.41	520,000	(260,000)	–	260,000	(260,000)	–	–
		680,000	(420,000)	–	260,000	(260,000)	–	–
GP工業之董事:								
8.2.2000–8.1.2004	0.41	200,000	(200,000)	–	–	–	–	–
僱員:								
7.23.1999–7.22.2003	0.30	655,000	(575,000)	(80,000)	–	–	–	–
8.2.2000–8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	840,000	(715,000)	(125,000)	–
		2,565,000	(1,620,000)	(105,000)	840,000	(715,000)	(125,000)	–

於二零零四年四月五日至二零零四年七月三十日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月九日至二零零四年三月二十四日行使認股權期間，GP工業股份之市價範圍由每股0.695坡元至1.06坡元。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及於二零零五年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

可行使之日期	行使價 坡元	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內註銷	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內授予	於截至二零零五年三月三十一日年度內行使	於截至二零零五年三月三十一日年度內註銷	於二零零五年三月三十一日尚未行使
公司之董事：										
4.14.2002 – 4.13.2010	0.456	520,000	–	–	–	520,000	–	–	–	520,000
4.4.2003 – 4.3.2011	0.620	1,520,000	–	(500,000)	–	1,020,000	–	–	–	1,020,000
8.14.2003 – 8.13.2012	0.550	974,000	–	(320,000)	–	654,000	–	–	–	654,000
9.15.2004 – 9.14.2013	0.880	–	1,004,000	–	–	1,004,000	–	–	–	1,004,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	1,290,000	–	–	1,290,000
		3,014,000	1,004,000	(820,000)	–	3,198,000	1,290,000	–	–	4,488,000
GP工業之董事：										
4.14.2002 – 4.13.2010	0.456	180,000	–	(180,000)	–	–	–	–	–	–
4.4.2003 – 4.3.2011	0.620	400,000	–	–	–	400,000	–	(400,000)	–	–
8.14.2003 – 8.13.2012	0.550	255,000	–	(255,000)	–	–	–	–	–	–
9.15.2004 – 9.14.2013	0.880	–	300,000	–	–	300,000	–	–	–	300,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	350,000	–	–	350,000
		835,000	300,000	(435,000)	–	700,000	350,000	(400,000)	–	650,000
GP工業之非執行董事：										
4.14.2002 – 4.13.2005	0.456	170,000	–	(50,000)	–	120,000	–	(120,000)	–	–
4.4.2003 – 4.3.2006	0.620	340,000	–	(100,000)	–	240,000	–	(100,000)	–	140,000
8.14.2003 – 8.13.2007	0.550	218,000	–	(64,000)	–	154,000	–	–	–	154,000
9.15.2004 – 9.14.2013	0.880	–	240,000	–	–	240,000	–	–	–	240,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	270,000	–	–	270,000
		728,000	240,000	(214,000)	–	754,000	270,000	(220,000)	–	804,000
僱員：										
4.14.2002 – 4.13.2010	0.456	1,572,000	–	(879,000)	(20,000)	673,000	–	(164,000)	–	509,000
4.4.2003 – 4.3.2011	0.620	4,058,000	–	(1,968,000)	(70,000)	2,020,000	–	(506,000)	–	1,514,000
8.14.2003 – 8.13.2012	0.550	2,813,000	–	(1,398,000)	(135,000)	1,280,000	–	(627,000)	–	653,000
9.15.2004 – 9.14.2013	0.880	–	3,025,000	–	(156,000)	2,869,000	–	(147,000)	(121,000)	2,601,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	3,364,000	–	(165,000)	3,199,000
		8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000

於二零零四年四月十二日至二零零五年三月二十九日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月一日至二零零四年三月三十一日行使認股權期間，GP工業股份之市價範圍由每股0.70坡元至1.06坡元。

(iii) CIHL認股權計劃

CIHL有一項一九九九年六月採納之高級職員認股權計劃(「一九九九年CIHL認股權計劃」)。按一九九九年CIHL認股權計劃,CIHL董事可授予CIHL及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購CIHL股份之特權。此計劃所授予之股票總數不可超過其授予日之前CIHL已發行股本之15%。

授予的認股權必須於授予認股權之指定時期內,以1坡元作代價支付。授予之認股權可於言等特權授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年CIHL認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下:

可行使之日期	行使價	於二零零四年四月一日尚未行使	年度內行使	年度內註銷	於二零零五年三月三十一日尚未行使
	坡元				
公司之董事					
5.25.2002-5.24.2010	2.025	470,000	–	–	470,000
CIHL之董事					
5.25.2002-5.24.2010	1.9125	15,000	(15,000)	–	–
5.25.2002-5.24.2010	2.025	110,000	(60,000)	–	50,000
		125,000	(75,000)	–	50,000
CIHL之非執行董事					
5.25.2002-5.24.2005	2.25	150,000	–	–	150,000
本集團員工					
5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
5.25.2002-5.24.2010	2.025	32,000	–	–	32,000
		466,000	(280,000)	(20,000)	166,000

於二零零四年四月二日至二零零五年三月一日行使認股權期間,CIHL股份之市價範圍由每股2.43坡元至3.06坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表,直至認股權被行使,其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後,本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金,而高於票面值之行使溢價會被列入股本溢價賬目。

35. 儲備

	股本溢價 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	股本儲備 千港元	股本贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
集團										
於二零零三年四月一日	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
發行新股溢價(扣除開支)	7,728	–	–	–	–	–	–	–	–	7,728
轉入儲備	–	1,136	–	–	–	–	–	–	(1,136)	–
所佔聯營公司儲備	–	–	–	84,451	–	14,754	–	–	–	99,205
貨幣調整	–	–	–	(6,349)	–	–	–	–	–	(6,349)
出售聯營公司所變現	–	–	–	(17,471)	101,139	(51,051)	–	–	–	32,617
出售聯營公司業務所變現之儲備	–	–	–	6,838	1,018	–	–	–	–	7,856
全年純利	–	–	–	–	–	–	–	–	173,813	173,813
已派發股息										
一二零零三年末期股息	–	–	–	–	–	–	–	(18,617)	(283)	(18,900)
一二零零四年中期股息	–	–	–	–	–	–	–	–	(21,644)	(21,644)
建議股息										
一二零零四年末期股息	–	–	–	–	–	–	–	27,149	(27,149)	–
一二零零四年特別股息	–	–	–	–	–	–	–	27,149	(27,149)	–
於二零零四年三月三十一日及二零零四年四月一日	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292
發行新股溢價(扣除開支)	3,365	–	–	–	–	–	–	–	–	3,365
轉入儲備	–	988	–	–	–	–	–	–	(988)	–
所佔聯營公司及共同控制公司儲備	–	–	–	(1,541)	–	838	–	–	–	(703)
貨幣調整	–	–	–	(7,752)	–	–	–	–	–	(7,752)
出售一間聯營公司所變現	–	–	–	5,440	–	(293)	–	–	–	5,147
全年純利	–	–	–	–	–	–	–	–	70,295	70,295
已派發股息										
一二零零四年末期股息	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)
一二零零四年特別股息	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)
一二零零五年中期股息	–	–	–	–	–	–	–	–	(21,809)	(21,809)
建議股息										
一二零零五年末期股息	–	–	–	–	–	–	–	16,479	(16,479)	–
於二零零五年三月三十一日	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	1,061,571	1,001,393

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數988,000港元(二零零四年：1,136,000港元)之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利605,672,000港元（二零零四年：955,302,000港元）及集團共同控制公司之虧損46,097,000港元（二零零四年：零港元）。

	股本溢價	物業重估儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
公司						
於二零零三年四月一日	449,243	11,242	35,358	18,617	248,000	762,460
發行新股溢價（扣除開支）	7,728	–	–	–	–	7,728
全年溢利	–	–	–	–	33,895	33,895
已派發股息						
－二零零三年末期股息	–	–	–	(18,617)	(283)	(18,900)
－二零零四年中期股息	–	–	–	–	(21,644)	(21,644)
建議股息						
－二零零四年末期股息	–	–	–	27,149	(27,149)	–
－二零零四年特別股息	–	–	–	27,149	(27,149)	–
二零零四年三月三十一日及二零零四年四月一日	456,971	11,242	35,358	54,298	205,670	763,539
發行新股溢價（扣除開支）	3,365	–	–	–	–	3,365
全年溢利	–	–	–	–	82,667	82,667
已派發股息						
－二零零四年末期股息	–	–	–	(27,149)	(72)	(27,221)
－二零零四年特別股息	–	–	–	(27,149)	(72)	(27,221)
－二零零五年中期股息	–	–	–	–	(21,809)	(21,809)
建議股息						
－二零零五年末期股息	–	–	–	16,479	(16,479)	–
於二零零五年三月三十一日	460,336	11,242	35,358	16,479	249,905	773,320

本公司於二零零五年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為266,384,000港元（二零零四年：259,968,000港元）。

36. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為924,000港元（二零零四年：244,000港元）。於二零零五年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零四年：零港元）。

根據上述退休福利計劃，本集團截至二零零五年三月三十一日止年度支付約為7,659,000港元（二零零四年：12,248,000港元）之退休福利供款。

37. 出售附屬公司

	二零零五年 *千港元*	二零零四年 *千港元*
出售資產淨值：		
物業、廠房及設備	678	–
應收賬項、應收票據及預付款項	272	–
銀行結存及現金	30	–
應付賬項及費用	(314)	–
	666	–
出售之虧損	(666)	–
	–	–
因出售而產生之現金及等值現金流出淨額分析：		
銀行結存及現金出售	(30)	–
	(30)	–

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

38. 購入附屬公司

於二零零四年四月二十三日，本公司之附屬公司，GP工業，於公開市場購入CIHL之股票，使GP工業在CIHL之股權增加至約54%。因此，CIHL成為GP工業之附屬公司。

	二零零五年 *千港元*	二零零四年 *千港元*
淨資產購入：		
物業、廠房及設備	82,897	–
所佔聯營公司權益	65,690	–
所佔共同控制公司權益	400,003	–
於非上市股本之投資	523,032	–
證券投資	48,166	–
給貿易夥伴之借款	16,998	–
長期應收帳款	327,320	–
遞延支出	38,171	–
遞延稅項資產	17,111	–
存貨	165,039	–
應收帳項、應收票據及預付款項	778,056	–
銀行結存、存款及現金	722,860	–
應付賬項及費用	(547,214)	–
稅項	(5,433)	–
銀行借款	(817,842)	–
遞延稅項負債	(12,033)	–
少數股東權益	192	–
	1,803,013	–
購入附屬公司所產生之溢價	39,392	–
購入附屬公司所產生之少數股東權益	(811,724)	–
	1,030,681	–
付款方式：		
現金	84,864	–
所佔聯營公司資產淨值	945,817	–
	1,030,681	–
購入附屬公司所產生之現金及等值現金流入淨額：		
現金及等值現金購入		
銀行結存及現金	722,860	–
銀行透支	(2,538)	–
	720,322	–
現金支付	(84,864)	–
	635,458	–

於是年度購入之附屬公司，使集團的經營業務產生了87,059,000元之淨現金流入，於投資業務有37,932,000之淨現金流出，並在融資活動中，有565,336,000元之淨現金流出。

39. **重要非現金交易**

於是年度，集團進行以下重要非現金交易：

(a) 集團有關資產之財務租賃安排之資產值在租賃開始為10,017,000港元（二零零四年：2,363,000港元）。

(b) 可換股票據持有人行使交換權，將所有未償還之面值約89,969,000港元可換股票據交換本公司所持有之23,910,177股GP工業股份。該等股份代表本公司所持GP工業權益之5.2%。

40. **年末現金及等值現金結存**

	二零零五年 *千港元*	二零零四年 *千港元*
銀行結存、存款及現金	348,827	259,319
銀行透支	(8,194)	(6,701)
	340,633	252,618

41. **或然負債**

	集團		公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
銀行貸款擔保被使用：				
全資附屬公司	–	–	9,490	15,079
非全資附屬公司	–	–	70,470	–
聯營公司	33,047	85,659	2,871	82,351
	33,047	85,659	82,831	97,430

42. **承擔**

(a) **資本承擔**

	集團	
	二零零五年 *千港元*	二零零四年 *千港元*
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	9,014	16,281

於二零零五年三月三十一日，集團承諾投資3,120,000港元（二零零四年：3,900,000港元）於非上市證券。

(b) **其他承擔**

按二零零三年十二月二十二日訂立之經修訂合營協議，CIHL擁有奇勝認沽權出售其於奇勝亞洲之全部50%權益予Schneider；而Schneider則擁有Schneider認購

權認購CIHL於奇勝亞洲之全部50%權益。在須達至若干條件之限制下，CIHL可於二零零四年十二月二十一日後任何時間行使認沽權，而Schneider可於二零零七年四月一日後90天內及二零零八年四月一日後任何時間行使Schneider認購權。此外，在發行合營協議內列出之若干事件之任何時間，包括Schneider或（可能）CIHL嚴重違反合營協議之若干條款，或Schneider或（可能）CIHL之控制權出現變動，均可導致奇勝認沽權或Schneider認購權被有關人仕行使。

43.　**營業租賃承擔**

租用者

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零五年			二零零四年		
	土地及房產	**機械及設備**	**其他**	**土地及房產**	**機械及設備**	**其他**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
一年內	22,616	1,041	1,984	13,313	–	1,034
二至五年內（首尾兩年包括在內）	52,529	582	3,602	23,765	–	1,308
超過五年	36,859	–	1,658	31,978	–	–
	112,004	1,623	7,244	69,056	–	2,342

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零五年	**二零零四年**
	千港元	*千港元*
一年內	99	396
二至五年內（首尾兩年包括在內）	–	99
	99	495

營業租賃租金代表集團及公司付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

出租者

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

	集團		**公司**	
	二零零五年	**二零零四年**	**二零零五年**	**二零零四年**
	千港元	*千港元*	*千港元*	*千港元*
一年內	–	396	–	396
二至五年內（首尾兩年包括在內）	–	99	–	99
	–	495	–	495

44. **關連人仕交易**

於是年度，本集團與聯營公司及共同控制公司進行以下重大交易：

	二零零五年	二零零四年
	千港元	*千港元*
購買自聯營公司及共同控制公司	121,086	136,260
銷售予聯營公司及共同控制公司	85,630	146,403
自聯營公司之管理費收入	11,805	14,985
自聯營公司之利息收入	173	1,896
自聯營公司之租金收入	5,117	6,948

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

管理費收入乃參照估計有關服務之市場價值後決定。

利息收入乃以市場價值為基準按時間比例計入。

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

	二零零五年	二零零四年
	千港元	*千港元*
應收聯營公司及共同控制公司貨款	60,791	70,034
應付聯營公司及共同控制公司貨款	26,977	14,948
其他應付一間聯營公司之款項	–	18,243

上述所列應收貨款及應付款均無抵押、免息及按與其他人仕相若之條件償還。

45. **主要附屬公司**

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
電子部			
Famingo Pte Ltd.**	新加坡	S$2	控股投資
GP Acoustics Limited**	英屬維爾京群島	US$11,000,000	控股投資
GP Acoustics (UK) Limited**	英國	£16,000,000	控股投資及銷售揚聲器
GP Acoustics (HK) Limited**	香港	HK$20,000,000	推廣及銷售音響產品
惠州金山電裝有限公司** (90%)@	中國	US$6,150,000	產製汽車配線

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
金山汽配工業有限公司**	香港	HK$8,010,000	控股投資、推廣及銷售汽車配線
金柏電子（中國）有限公司**	香港	HK$2	控股投資
惠州市金山電子有限公司** (89.29%)@	中國	HK$70,000,000	產製揚聲器及揚聲器部件
GP工業有限公司 (87.14%)	新加坡	S$91,744,289	控股投資
惠州金山精密部件有限公司** (70%)@	中國	HK$6,237,561	產製塑膠及金屬部件
金柏電子國際有限公司**	香港	HK$1,000,000	控股投資
金山電子有限公司**	香港	HK$34,000,000	推廣及銷售音響產品
惠州金山線束科技有限公司** (80%)@	中國	US$1,500,000	產製汽車配線
電器部			
Ample Technique Sdn Bhd***	馬來西亞	HK$3,341,856	物業投資
Ashton Investments Pte Limited***	新加坡	S$2	控股投資
寶頓電器（惠州）工業有限公司***	中國	US$2,300,000	產製及銷售電器電線配件、電子控制器及有關產品
寶頓實業有限公司***	香港	HK$206,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品
CIH Limited** (67.64%)	新加坡	S$38,279,585	控股投資
金超霸照明科技（惠州）有限公司*** (90%)@	中國	HK$50,000,000	產製及銷售照明產品及配件
金超霸照明科技（香港）有限公司***	香港	HK$10,000	銷售照明產品及有關電器產品
Tarway Two Pty. Ltd.***	澳洲	A$96,840,002	控股投資

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
科技及策略部			
Ditton International Limited*	香港	HK$5,000,000	控股投資
GP eBiz Limited	開曼群島	US$2	在香港控股投資
金柏電子(集團)有限公司	開曼群島	HK$1,000,000	在香港控股投資
金山科技有限公司	香港	HK$4	控股投資
啟天有限公司*	香港	HK$2	控股投資
國際之獅有限公司	香港	HK$10,000	物業投資
KH Technology Corporation	開曼群島	US$10,000	持有商標
兆光科技有限公司(64.06%)#	香港	HK3,826,810	發展及銷售LED顯示屏
Makinen Properties Limited	英屬維爾京群島	US$1	在英國控股及物業投資
名人投資有限公司	香港	HK$2	物業投資
Triwish Limited*	英屬維爾京群島	US$1	在香港物業投資
惠山投資有限公司	香港	HK$1,000,000	控股投資

*　公司之全資附屬公司直接或間接持有

**　由GP工業直接或間接持有

***　由CIHL直接或間接持有

@　此等公司為中外合營公司

#　此為本公司間接持有之有效權益

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

46. **主要聯營公司**

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
電池部			
金山電池國際有限公司	新加坡	42.77%	產製、發展及推廣電池及有關產品
電子部			
古河金山電裝(香港)有限公司	香港	43.57%	控股投資
興旺科技有限公司	香港	17.43%	產製及銷售數據通訊產品
樂庭實業有限公司	香港	39.00%	控股投資、產製電纜及電線
力峰工業有限公司@	中國	42.70%	產製塑膠部件及金屬工模
Saisho Onkyo, Inc.	菲律賓	17.43%	產製及銷售揚聲器
惠山工業有限公司	香港	13.07%	控股投資、產製及銷售電子產品
上海金庭汽車配線有限公司 @	中國	21.79%	產製汽車配線
SPG(香港)有限公司	香港	25.99%	控股投資及高精密度五金及塑膠部件貿易
Wisefull Technology Limited	香港	26.14%	控股投資及金屬製品貿易
徐州寶山精密五金塑膠部件有限公司 @	中國	34.86%	產製汽車音響部件
徐州格盧電子有限公司 @	中國	21.79%	產製汽車音響部件

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百分率	主要業務
科技及策略部			
安橋(中國)有限公司	香港	33.33%	推廣及分銷音響產品
徐州金寶磁性材料有限公司@	中國	40.00%	產製及銷售揚聲器及摩托磁頭之磁石

@　此等公司為中外合營公司

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

47.　**主要共同控制公司**

共同控制公司	成立地方	集團應佔發行股本之百分率	主要業務
電器部			
奇勝亞洲	香港	29.47%	投資控股

除特別註明外，共同控制公司由本公司間接持有。共同控制公司之業務主要在其自之成立／註冊地方。共同控制公司註冊為有限責任公司。

奇勝亞洲之附屬公司及聯營公司之詳情並未於本公司財務報表中列載。

奇勝亞洲之附屬公司及聯營公司主要從事發展、製造及銷售電器電線配件、電子控制器及有關產品。

上表載列本集團之共同控制公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他共同控制公司之詳情可能導致篇幅冗長。

金山工業集團截至二零零五年九月三十日止六個月之未經審核綜合業績如下:

業務回顧

新加坡上市之GP工業－金山工業擁有87.1%股權

回顧期內GP工業之營業額較去年同期微升,主要由於電子部的銷售下跌4%,以及CIHL銷售增加18%兩者之間的淨增額。鑒於CIHL於二零零四年五月成為GP工業附屬公司,故去年上半年業績只有五個月之營業額綜合結算入帳。股東應佔溢利較去年同期下跌62%,主要由於原材料價格高企及利率攀升所致。

1. *電子部*

- 電子部本財政年度上半年的銷售及營業溢利比去年同期分別錄得4%及37%跌幅。

- 電子及零部件之銷售較去年同期上升2%。受零部件價格高企及人民幣升值影響,附屬公司之盈利下降10%。原材料價格上漲及於二零零四年十二月出售其擁有41.6%權益之生產汽車電子聯營公司,導致聯營公司之盈利貢獻下降,因此電子及零部件業務的盈利貢獻下跌28%。

- 汽車配線附屬公司之銷售下跌8%,盈利貢獻與去年同期比較仍大致穩定。銷往美國市場之汽車配線銷售額大幅增加,惟國內汽車配線聯營公司的業績表現則明顯下跌,主要由於價格競爭激烈,以及部份國內汽車生產商調整存貨所致。雖然電纜業務錄得19%之銷售增長,惟盈利貢獻則因原料價格高企而減少16%。整體而言,汽車配線及電纜業務的盈利貢獻下降16%。

- 揚聲器業務的總銷售額下降4%,主要因為歐洲市場轉弱,惟銷往美國及亞洲市場之銷售增加逾20%。

2. *CIH Limited(「CIHL」)－GP工業持有67.9%股權*

- CIHL錄得68,200,000坡元營業額,與去年同期大致相同,股東應佔虧損減少16.5%。

- 在中國，CIHL與法國施耐德電氣各佔一半股權的合資公司——奇勝亞洲集團有限公司（「奇勝亞洲」）繼續面對市場激烈競爭。在香港，儘管最優惠利率上升導致物業交投放緩，但酒店和服務式住宅的發展及翻新工程以及樓宇翻新市場等對電器配件產品的需求仍然持續。中東、印尼及泰國市場均錄得銷售增長，表現持續良好。

- 在中國，照明產品的銷售因工程項目多為合約形式而出現波動。CIHL將GP照明定位為專業照明方案及環保產品的製造商／供應商之一，並已於寧波、南京、青島設立新銷售辦事處，以進一步加強市場滲透率。

3. *金山電池－GP工業持有49.1%股權*

- 金山電池之營業額增長3.1%，惟未計特殊項目前之綜合盈利下降50.2%，並於回顧期內因關閉及遷移生產設施以減低成本而錄得5,800,000坡元特殊虧損。不過，截至二零零五年九月三十日止第二季未計特殊項目之盈利較截至二零零五年六月三十日止第一季增加約26%。

- 銷售增長主要是由於鎳氫充電池和一次性柱型鹼性電池的銷售持續增長。雖然一次性柱型鹼性電池的邊際利潤因鋅價格高企和人民幣轉強而受影響，惟鎳氫充電池的邊際利潤上升，主要是由於截至二零零五年九月三十日第二季的鎳價格已告穩定。

- 金山電池已經完成將丹麥的九伏特鹼性電池廠遷往馬來西亞，以及將馬來西亞的鎳氫充電池生產設施遷往中國，至於把台灣和香港的鋰離子電池生產設施遷移至中國則由於當地政府批核程序需時，進展緩慢。

科技及策略部

- 集團非全資附屬公司－兆光科技有限公司（「兆光」）於二零零五年八月發行新股收購一家發光二極管(LED)製造商的49%權益以達致縱向整合。兆光自此成為集團的聯營公司，為金山工業及CIHL所持有之股權則分別攤薄至30.5%及19.3%。此後，集團終止將兆光作綜合結算入帳，而只以權益會計原則來計算其業績。

- 期內，儲管市場競爭持續激烈，惟LED大型屏幕市場仍有增長，加上兆光一直致力精簡架構及發展新產品，使其業績表現大幅改善，並錄得逾15%銷售增長，加強兆光在環球影音市場之領導地位。

財務回顧

金山工業於期內之銀行貸款淨額減少127,000,000港元至2,131,000,000港元。於二零零五年九月三十日，集團之股東資金及少數股東權益合共1,955,000,000港元，集團之借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.09（於二零零五年三月三十一日為1.07）。本公司之借貸比率為0.97（於二零零五年三月三十一日為0.94），GP工業之借貸比率為0.50（於二零零五年三月三十一日為0.48），CIHL之借貸比率為0.03（於二零零五年三月三十一日為0.02），而金山電池之借貸比率則為0.95（於二零零五年三月三十一日為0.94）。

於二零零五年九月三十日，集團有48%（二零零五年三月三十一日：54%）之銀行貸款屬循環性或一年內償還借貸，其餘52%（二零零五年三月三十一日：46%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算。美元、新加坡元及港元所佔比例分別約為12%、34%及52%。

集團之外幣匯率風險主要產生自其淨現金流動及換算其海外附屬公司之淨貨幣資產或負債。集團貫徹其審慎管理外匯及利率風險的策略，透過安排遠期合約、貨幣掉期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。

員工人數及薪酬制度

於二零零五年九月三十日，集團之主要業務部門在全球聘用員工超過19,000人（二零零五年三月三十一日：20,000人）。集團定期檢討其薪酬制度，確保於個別勞工市場能維持在具競爭力之水平。除了基本薪酬外，集團更設有獎金，按個別員工之表現及集團業績決定發放予合資格及表現出色的員工。

簡明綜合損益表
截至九月三十日止六個月

	附註	二零零五年 (未經審核) 千港元	二零零四年 (未經審核) (重新編列) 千港元
營業額	4	1,077,293	1,079,670
銷售成本		(855,221)	(864,719)
毛利		222,072	214,951
其他收入		101,748	61,249
分銷成本		(105,068)	(93,775)
行政支出		(147,974)	(149,166)
其他營業支出	5	–	(1,112)
營業溢利	6	70,778	32,147
投資淨收益	7	187	873
財務成本		(55,658)	(37,075)
所佔聯營公司業績		53,855	92,140
所佔共同控制公司業績		(17,749)	(4,195)
應當出售／出售部份附屬公司權益之收益(虧損)		6,063	(3,290)
應當出售部份聯營公司權益之虧損		(41)	–
攤銷購入聯營公司引發之溢價		–	(2,114)
攤銷購入聯營公司引發之折讓		–	518
除税前溢利		57,435	79,004
税項	8	(14,803)	(12,759)
除税後溢利		42,632	66,245
屬於：			
本公司資本股東		42,820	54,400
少數股東權益		(188)	11,845
		42,632	66,245
中期股息		16,479	21,785
每股盈利	9		
基本		7.8仙	10.0仙
攤薄		7.7仙	8.8仙

簡明綜合資產負債表

	附註	二零零五年 九月三十日 (未經審核) 千港元	二零零五年 三月三十一日 (經審核) 千港元
資產及負債			
非流動資產			
投資物業		103,830	104,130
物業、廠房及設備	10	399,075	418,598
所佔聯營公司權益		1,330,459	1,218,312
所佔共同控制公司權益		304,839	322,501
非上市股本投資		269,377	275,298
商標		50,193	52,284
證券投資		–	149,538
可供出售投資		87,228	–
給貿易伙伴之借款		113,998	113,998
長期應收賬項		619,206	647,900
遞延支出		8,157	30,915
商譽		39,495	77,038
遞延税項資產		15,208	15,889
		3,341,065	3,426,401
流動資產			
存貨		294,635	387,524
應收賬項、應收票據及預付款項	11	1,024,889	1,105,361
證券投資		–	233,901
可供出售投資		154,746	–
應收股息		22,134	17,057
可收回税項		2,501	2,852
銀行結存、存款及現金		490,243	348,827
		1,989,148	2,095,522
流動負債			
應付賬項及費用	12	727,350	764,069
財務租賃責任		4,032	4,823
税項		16,024	19,446
銀行貸款、透支及商業信貸		1,248,794	1,392,649
衍生財務工具		528	–
		1,996,728	2,180,987

	附註	二零零五年 九月三十日 (未經審核) 千港元	二零零五年 三月三十一日 (經審核) 千港元
淨流動負債		(7,580)	(85,465)
總資產減去流動負債		3,333,485	3,340,936
非流動負債			
借款		1,368,348	1,209,600
遞延税項負債		8,941	12,348
衍生財務工具		939	—
		1,378,228	1,221,948
		1,955,257	2,118,988
資本及儲備			
股本		274,643	272,630
儲備		907,858	1,001,393
公司股東應佔權益		1,182,501	1,274,023
少數股東權益		772,756	844,965
		1,955,257	2,118,988

簡明綜合現金流量表

截至九月三十日止六個月

	二零零五年 (未經審核) *千港元*	二零零四年 (未經審核) *千港元*
經營業務之現金流入淨額	18,610	78,527
投資業務之現金（外流）流入淨額	(5,717)	526,691
融資活動之現金流入（外流）淨額	131,575	(332,953)
現金及等值現金之增加	144,468	272,265
期初之現金及等值現金	340,633	252,618
外幣兑換率變動之影響	(4,410)	(3,073)
期末之現金及等值現金	480,691	521,810

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	資本儲備 千港元	股本贖回儲備 千港元	股息儲備 千港元	可供出售投資儲備 千港元	累積溢利 千港元	合計 千港元	少數股東權益 千港元	合計 千港元
於二零零五年三月三十一日															
－如前所載	272,630	460,336	–	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	–	1,061,571	1,274,023	844,965	2,118,988
－會計政策變更之影響	–	–	6,628	–	–	3,005	–	–	–	–	–	(9,633)	–	–	–
－重新編列	272,630	460,336	6,628	12,291	100,603	(144,734)	(538,633)	1,127	35,358	16,479	–	1,051,938	1,274,023	844,965	2,118,988
採納新會計準則之期初數調整	–	–	–	–	–	–	538,633	–	–	–	–	(535,804)	2,829	417	3,246
於二零零五年四月一日（重新編列）	272,630	460,336	6,628	12,291	100,603	(144,734)	–	1,127	35,358	16,479	–	516,134	1,276,852	845,382	2,122,234
發行新股（扣除開支）	2,013	3,599	–	–	–	–	–	–	–	–	–	–	5,612	–	5,612
於附屬公司之額外投資	–	–	–	–	–	–	–	–	–	–	–	–	–	(418)	(418)
應當出售／出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(32,867)	(32,867)
所佔聯營公司儲備	–	–	256	–	–	555	–	3	–	–	(8,253)	–	(7,439)	(1,098)	(8,537)
期內純利	–	–	–	–	–	–	–	–	–	–	–	42,820	42,820	(188)	42,632
購股權開支	–	–	600	–	–	–	–	–	–	–	–	–	600	87	687
可供出售投資公平值之改變	–	–	–	–	–	–	–	–	–	–	(111,681)	–	(111,681)	(20,987)	(132,668)
已派發股息															
－二零零五年末期股息	–	–	–	–	–	–	–	–	–	(16,479)	–	–	(16,479)	–	(16,479)
已宣派股息															
－二零零六年中期股息	–	–	–	–	–	–	–	–	–	16,479	–	(16,479)	–	–	–
付予少數股東之股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(6,763)	(6,763)
貨幣調整	–	–	–	–	–	(7,784)	–	–	–	–	–	–	(7,784)	(10,392)	(18,176)
於二零零五年九月三十日	274,643	463,935	7,484	12,291	100,603	(151,963)	–	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	資本儲備 千港元	股本贖回儲備 千港元	股息儲備 千港元	可供出售投資儲備 千港元	累積溢利 千港元	合計 千港元	少數股東權益 千港元	合計 千港元
於二零零四年四月一日															
－如前所載	271,095	456,971	–	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
－會計政策變更之影響	–	–	765	–	–	1,955	–	–	–	–	–	(2,720)	–	–	–
－重新編列	271,095	456,971	765	11,303	100,603	(141,931)	(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
發行新股(扣除開支)	1,213	2,759	–	–	–	–	–	–	–	–	–	–	3,972	–	3,972
應當出售／出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	29,068	29,068
購入附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(200,864)	(200,864)
購入附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	811,532	811,532
所佔聯營公司及共同控制公司儲備	–	–	512	–	–	(6,475)	–	3	–	–	–	–	(5,960)	(766)	(6,726)
期內純利	–	–	–	–	–	–	–	–	–	–	–	54,400	54,400	11,845	66,245
購股權開支	–	–	591	–	–	–	–	–	–	–	–	–	591	87	678
已派發股息															
－二零零四年末期股息	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
－二零零四年特別股息	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
已宣派股息															
－二零零五年中期股息	–	–	–	–	–	–	–	–	–	21,785	–	(21,785)	–	–	–
付予附屬公司少數股東權益之股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(52,659)	(52,659)
貨幣調整	–	–	–	–	–	(3,685)	–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
於二零零四年九月三十日	272,308	459,730	1,868	11,303	100,603	(152,091)	(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

未經審核中期財務報表附註

1. 編制基準

此未經審核中期財務報告乃遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之規定，及採用香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十六之披露要求而編制。

除本集團因採用新頒佈之香港財務報告準則、香港會計準則及註釋（在下文統稱為「新香港財務報告準則」而變更若干會計政策外，本中期財務報告所採用的會計政策與編製本集團截至二零零五年三月三十一日止年度的財務報告一致。採用新準則之影響載於賬目附註2。

2. 主要會計政策

於本會計期間，本集團首次應用多項由香港會計師公會頒佈之新香港財務報告準則。應用新香港財務報告準則導致收益表、資產負債表以及權益變動表的呈列方法有所改變，尤其對有關少數股東權益及應佔聯營公司及共同控制公司税項的呈列方法，該等呈列方法的改變已追溯應用。採用新香港財務報告準則導致本集團會計政策在以下幾方面有所改變，影響本會計期間及以往會計期間之業績編製及呈列。

(a) 香港會計準則第32號及香港會計準則第39號－財務工具

(i) 股本證券

在過往年度，除持有至期滿日之債券外，本集團就其股本證券投資適當地分類為投資證券及其他投資。投資證券以成本減去任何已辨別之損值虧損列賬，而其他投資則以公平值計量，而未變現之收益或虧損將包括在該年度之純利或虧損中。於採用香港會計準則第32號及香港會計準則第39號後，除持有至期滿日之債券外，本集團就其股本證券投資分類為證券投資及可供出售投資，並按獲取該項資產時之目的分類，證券投資及可供出售投資均以公平值列賬，公平值之變動則分別於損益賬及權益中確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

(ii) 衍生財務工具

在過往年度，集團採用衍生財務工具為其外幣變動風險進行對沖，該等工具按現金基準確認。採納香港會計準則第39號後，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具，均須於每個結算日以公平值列賬。根據該準則，衍生工具（包括與主契約分開列賬的內含衍生工具）均視為持有作買賣用途的財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，並根據被對沖項目的性質作調整。對於視為持有作買賣用途的全部衍生工具，公平值變動應於產生盈利或虧損之會計期間內確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

(b) 香港財務報告準則第2號－股權支付

於本會計期間，本集團應用香港財務報告準則第2號，規定本集團以股份或享有股份的權利交換購買的貨品或獲取的服務（「權益結算交易」）或用以交換其他資產價值相當於指定數目的股份或享有股份的權利（「現金結算交易」）須確認為支出入賬。香港財務報告準則第2號對於本集團的主要影響乃關乎本公司，其附屬公司及其聯營公司董事及僱員購股權於授出日期釐定的公平值，須按歸屬期，行使價、股價波幅及其他因素支銷。在應用香港財務報告準則第2號以前，本集團僅於購股權行使後始確認其財務影響。本集團就其於二零零五年四月一日或以後授予之購股權已應用香港財務報告準則第2號。對於二零零五年四月一日前授予之購股權，根據有關之過渡條文，本集團並未就其於二零零二年十一月七日或以前授予之購股權及其於二零零二年十一月七日後授予而於二零零五年四月一日前予以有效之購股權應用香港財務報告準則第2號。然而，本集團仍須追溯應用香港財務報告準則第2號於二零零二年十一月七日或該日後授予而於二零零五年四月一日未予有效之購股權。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

(c) 香港財務報告準則第3號－企業合併

在以往期間，對於在二零零一年四月一日之前因收購而產生之商譽會繼續保留於儲備內，而於二零零一年四月一日或該日後因收購而產生之商譽則會被資本化及以直線法按其可用年期攤銷。本集團採用香港財務報告準則第3號下之相關過渡條文。將以前在儲備中所確認之商譽已於二零零五年四月一日轉入本集團之保留溢利內。以前在資產負債表內已被資本化之此類商譽已於二零零五年四月一日開始停止攤銷，商譽將每年進行減值測試。由二零零五年四月一日或該日後收購所產生之商譽，會在初步確認後按成本減去累計之減值虧損。因會計政策之轉變，本期間內並無攤銷商譽之抵銷。上述改變之影響概述於中期財務報表附註3內。根據香港財務準則第3號比較數字並無重列。

(d)　香港會計準則第21號

於本會計期間，本集團應用香港會計準則第21號，規定本集團淨額投資於海外附屬公司或聯營公司中貨幣項目引發之匯兌差額須計入個別公司損益表中。該等匯兌差額於本集團綜合財務報表中將調撥入儲備，惟引致該匯兌差額之貨幣項目以不同於投資公司及被投資公司之功能貨幣為單位除外。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

3.　**會計政策改變之影響摘要**

(a)　附註2提述之會計政策改變對本會計期間及過往會計期間業績之影響如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
商譽攤銷減少	2,012	–
授予僱員購股權之費用	(689)	(678)
所佔聯營公司業績減少	(293)	(587)
購入聯營公司商譽攤銷減少	2,113	–
變現聯營公司折讓變現之減少	(493)	–
貨幣項目引致之滙兑收益／(虧損)	1,696	(89)
盈利增加／(減少)	4,346	(1,354)

(b) 於二零零五年三月三十一日及二零零五年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零五年三月三十一日（原先編列）千港元	會計政策改變影響千港元	於二零零五年三月三十一日（重新編列）千港元	採用新會計準則之年初數調整千港元	於二零零五年四月一日（重新編列）千港元
資產負債表項目					
證券投資（非流動）	149,538	–	149,538	(149,538)	–
證券投資（流動）	233,901	–	233,901	(233,901)	–
可出售投資（非流動）	–	–	–	149,538	149,538
可出售投資（流動）	–	–	–	233,901	233,901
對資產及負債之影響	383,439	–	383,439	–	383,439
保留溢利	1,061,571	(9,633)	1,051,938	(535,804)	516,134
換算儲備	(147,739)	3,005	(144,734)	–	(144,734)
購股權儲備	–	6,628	6,628	–	6,628
商譽儲備	(538,633)	–	(538,633)	538,633	–
少數股東權益	–	844,965	844,965	417	845,382
對權益之影響	375,199	844,965	1,220,164	3,246	1,223,410
少數股東權益	844,965	(844,965)	–	–	–

(c) 於二零零四年三月三十一日及二零零四年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零四年四月一日（原先編列）千港元	會計政策改變影響千港元	於二零零四年四月一日（重新編列）千港元
保留溢利	1,030,696	(2,720)	1,027,976
換算儲備	(143,886)	1,955	(141,931)
購股權儲備	–	765	765
少數股東權益	–	272,836	272,836
對權益之影響	886,810	272,836	1,159,646

4. **分類資料**

本集團分類資料之分析如下：

(a) 以業務分類

以主要活動分析營業額及溢利如下：

截至二零零五年九月三十日止六個月

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	137,718	922,407	–	17,168	–	1,077,293
內部對銷	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

內部業務銷售乃按現行市場價格進行。

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
業績						
業務業績	21,161	33,209	–	12,031	–	66,401
不能分類之企業費用						(23,546)
其他企業收入						27,923
營業溢利						70,778
投資淨收益						187
財務成本						
－業務	(3,149)	(24,303)	–	(2,848)	–	(30,300)
－企業						(25,358)
所佔聯營公司業績	(828)	37,524	17,413	(254)	–	53,855
所佔共同控制公司業績	–	–	–	(17,749)	–	(17,749)
應當出售／出售部份附屬公司權益之收益						6,063
應當出售一聯營公司部份權益之虧損						(41)
除税前溢利						57,435
税項						(14,803)
除税後溢利						42,632
屬於：						
本公司資本股東						42,820
少數股東權益						(188)
						42,632

截至二零零四年九月三十日止六個月（重新編列）

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	122,674	946,204	–	10,792	–	1,079,670
內部對銷	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

內部業務銷售乃按現行市場價格進行。

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
業績						
業務業績	(2,449)	46,315	–	8,763	–	52,629
不能分類之企業費用						(28,652)
其他企業收入						8,170
營業溢利						32,147
投資淨收益						873
財務成本						
－業務	(1,778)	(15,380)	–	(6,150)	–	(23,308)
－企業						(13,767)
所佔聯營公司業績	(5,584)	60,258	44,835	(7,369)	–	92,140
所佔共同控制公司業績	–	–	–	(4,195)	–	(4,195)
應當出售／出售部份附屬公司權益之虧損						(3,290)
攤銷購入聯營公司權益引發之溢價						(2,114)
變現購入聯營公司權益引發之折讓						518
除税前溢利						79,004
税項						(12,759)
除税後溢利						66,245
屬於：						
本公司資本股東						54,400
少數股東權益						11,845
						66,245

(b)　*地域分類*

集團營業額及除稅前溢利以地域市場劃分如下：

	截至九月三十日止六個月			
	營業額		除稅前溢利	
	二零零五年	二零零四年	二零零五年	二零零四年（重新編列）
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
香港	61,621	52,509	14,285	19,450
內地	141,869	103,924	8,988	9,310
其它亞洲國家	294,276	361,436	3,340	13,897
歐洲	257,416	264,278	1,476	6,813
北美及南美洲	285,201	234,859	15,745	22,599
澳洲及新西蘭	33,716	49,904	6,703	1,108
其他	3,194	12,760	6,898	5,827
	1,077,293	1,079,670	57,435	79,004

5.　**其他營業支出**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
攤銷購入附屬公司／業務引發之商譽	–	1,112

6.　**營業溢利**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
營業溢利已減除以下項目：		
遞延支出攤銷	8,019	3,242
商標攤銷	2,091	2,091
物業，廠房及設備折舊及攤銷		
擁有之資產	30,936	30,994
財務租賃之資產	805	595

7.　**投資淨收益**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
出售一項投資變現之收益	187	879
持有其他投資未變現之淨虧損	–	(6)
	187	873

8.　**稅項**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
香港利得稅	2,169	6,022
香港以外其他地區稅項	12,183	6,963
遞延稅項	451	(226)
	14,803	12,759

香港利得稅乃就期內估計應課稅溢利按稅率17.5%(二零零四年:17.5%)計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

9.　**每股盈利**

每股基本盈利及攤薄盈利乃根據下列數據計算:

	截至九月三十日止六個月	
	二零零五年	二零零四年 (重新編列)
	千港元	*千港元*
盈利		
全期純利及計算基本每股盈利之溢利	42,820	54,400
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(185)	(1,705)
假設可換股票據被轉換作出之調整	–	(4,529)
計算攤薄每股盈利之盈利	42,635	48,166
	千股	*千股*
股份數目		
計算基本每股盈利之股份加權平均數	548,640	543,414
認股權之可攤薄潛在股份之影響	1,311	7,462
計算攤薄每股盈利之股份加權平均數	549,951	550,876

因附註2所述之會計政策改變而就此比較用之基本每股盈利及攤薄每股盈利作出之調整如下：

	基本 *港仙*	攤薄 *港仙*
每股盈利（如前期載述）	10.2	9.0
因採納香港財務報告準則第2號而作出之調整	(0.2)	(0.2)
因採納香港會計準則第21號而作出之調整	–	–
每股盈利（重新編列）	10.0	8.8

截至二零零四年九月三十日止期度攤薄每股盈利之計算乃假設可換股票據被轉換為GP工業之股份。

10. 物業、廠房及設備

於期內，本集團耗資約43,359,000港元（截至二零零四年九月三十日止六個月：52,695,000港元）於物業、廠房及設備，以擴展其業務。

11. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸一般由三十至九十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析：

	二零零五年 九月三十日 *千港元*	二零零五年 三月三十一日 *千港元*
0-60天	511,321	620,015
61-90天	31,539	26,006
超過90天	482,029	459,340
	1,024,889	1,105,361

12. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零五年 九月三十日 *千港元*	二零零五年 三月三十一日 *千港元*
0-60天	430,623	430,742
61-90天	53,863	54,141
超過 90天	242,864	279,186
	727,350	764,069

13. **或然負債及資本承擔**

(a) *或然負債*

	二零零五年 九月三十日 *千港元*	二零零五年 三月三十一日 *千港元*
就聯營公司獲授信貸而向銀行提供擔保	149,621	33,047

(b) *資本承擔*

	二零零五年 九月三十日 *千港元*	二零零五年 三月三十一日 *千港元*
關於物業、廠房及設備已簽約 但未在財務報表撥備之資本承擔	2,111	9,014

於二零零五年九月三十日，集團亦承諾投資640,000港元於非上市證券。(二零零五年三月三十一日：3,120,000港元)。

(c) *其他承擔*

根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有奇勝認沽期權可將於奇勝亞洲所持有之50%權益全數售予Schneider，而Schneider亦享有Schneider認購期權可全數購入CIHL於奇勝亞洲所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日後，任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時，或當Schneider或CIHL之控制權出現轉變時(如發生)，各自行使本身擁有之選擇權。

14. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
出售予聯營公司及共同控制公司	31,629	44,685
購買自聯營公司	41,771	83,883
自聯營公司之利息收入	–	62
自聯營公司之管理費收入	5,605	5,605
自聯營公司之租金收入	3,921	4,050

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零五年九月三十日	二零零五年三月三十一日
	千港元	*千港元*
應收聯營公司及共同控制公司貨款	58,155	60,791
應付聯營公司及共同控制公司貨款	9,734	26,977

下列所載為截至二零零五年三月三十一日止三年三個月之CIHL經審核綜合財務資料概要及截至二零零五年十二月三十一日止九個月之未經審核財務資料概要。

綜合損益表

	截至二零零五年十二月三十一日止九個月（未經審核）*千坡元*	截至二零零五年三月三十一日止十五個月（經審核）*千坡元*	截至二零零三年十二月三十一日止年度（經審核）*千坡元*	截至二零零二年十二月三十一日止年度（經審核）*千坡元*
營業額	106,293	156,995	189,274	186,016
銷售成本	(73,808)	(108,941)	(127,662)	(127,515)
毛利	32,485	48,054	61,612	58,501
其他營業收入	11,916	15,494	8,756	7,399
分銷成本	(20,957)	(34,917)	(34,284)	(28,310)
行政支出	(22,404)	(30,154)	(28,195)	(29,086)
匯兑收益（虧損）	610	2,269	1,565	(1,492)
其他營業支出	(1,259)	(1,480)	(4,020)	(3,089)
財務成本	(3,465)	(5,047)	(6,720)	(7,206)
未計特殊項目前虧損	(3,074)	(5,781)	(1,286)	(3,283)
特殊項目	(33)	9,970	107,883	–
未計聯營公司業績前溢利	(3,107)	4,189	106,597	(3,283)
所佔聯營公司業績	(67)	(726)	13,717	17,700
除税前溢利（虧損）	(3,174)	3,463	120,314	14,417
税項	(1,824)	(2,077)	(12,945)	(5,236)
除税後溢利（虧損）	(4,998)	1,386	107,369	9,181
屬於：				
CIHL資本股東	(6,787)	853	105,861	7,993
少數股東權益	1,789	533	1,508	1,188
	(4,998)	1,386	107,369	9,181

綜合資產負債表

	於二零零五年十二月三十一日（未經審核）千坡元	於二零零五年三月三十一日（經審核）千坡元	於二零零三年十二月三十一日（經審核）千坡元	於二零零二年十二月三十一日（經審核）千坡元
固定資產	36,802	32,627	37,183	62,741
所佔聯營公司權益	333	9,726	17,581	129,046
非上市股本投資	55,870	58,080	112,516	–
其他投資	13,038	2,403	10,416	10,601
投資物業	–	–	37	–
長期應收賬項	134,920	140,274	75,423	10,566
遞延税項資產	560	844	252	526
無形資產	11,524	10,626	11,856	32,444
	253,047	254,580	265,264	245,924
流動資產	253,538	264,182	460,983	234,852
流動負債	(137,160)	(148,930)	(339,878)	(111,786)
流動資產淨值	116,378	115,252	121,105	123,066
非流動負債	(18,784)	(3,540)	(8,189)	(116,334)
	350,641	366,292	378,180	252,656
資金來源：				
股本	38,777	38,280	36,793	36,117
儲備	305,338	322,517	337,784	210,901
	344,115	360,797	374,577	247,018
少數股東權益	6,526	5,495	3,603	5,638
	350,641	366,292	378,180	252,656

下列所載為CIHL自二零零五年三月三十一日至二零零五年十二月三十一日止之未經審核三個季度業績。

綜合損益表

	截至二零零五年六月三十日止第一季（未經審核）千坡元	截至二零零五年九月三十日止第二季（未經審核）千坡元	截至二零零五年十二月三十一日止第三季度（未經審核）千坡元	截至二零零五年十二月三十一日止三季度（未經審核）千坡元
收入	33,344	34,892	38,057	106,293
銷售成本	(23,768)	(24,315)	(25,725)	(73,808)
毛利	9,576	10,577	12,332	32,485
其他收入	2,803	4,156	4,957	11,916
分銷成本	(6,633)	(7,008)	(7,316)	(20,957)
行政支出	(6,642)	(7,060)	(8,702)	(22,404)
匯兑收益／（虧損）	1,498	(384)	(504)	610
其他支出	(275)	(541)	(443)	(1,259)
貸款利息	(759)	(840)	(1,866)	(3,465)
未計特殊項目虧損	(432)	(1,100)	(1,542)	(3,074)
特殊項目	314	(347)	0	(33)
未計所佔聯營公司業績前虧損	(118)	(1,447)	(1,542)	(3,107)
所佔聯營公司業績	(153)	99	(13)	(67)
除税前虧損	(271)	(1,348)	(1,555)	(3,174)
税項	(398)	(758)	(668)	(1,824)
除税後虧損	(669)	(2,106)	(2,223)	(4,998)
應佔：				
CIHL股本股東	(1,034)	(2,549)	(3,204)	(6,787)
少數股東權益	365	443	981	1,789
	(669)	(2,106)	(2,223)	(4,998)

綜合資產負債表

	二零零五年六月三十日（未經審核）千坡元	二零零五年九月三十日（未經審核）千坡元	二零零五年十二月三十一日（未經審核）千坡元
固定資產	36,232	36,910	36,802
所佔聯營公司權益	9,704	316	333
所佔非上市公司股本	59,041	58,560	55,870
其他投資	2,445	12,854	13,038
長期應收賬項	138,421	138,305	134,920
遞延税項資產	856	550	560
無形資產	10,341	12,533	11,524
	257,040	260,028	253,047
流動資產	271,946	272,371	253,538
流動負債	(155,749)	(152,544)	(137,160)
流動資產淨值	116,197	119,827	116,378
非流動負債	(3,563)	(13,928)	(18,784)
	369,674	365,927	350,641
資金來源：			
股本	38,325	38,331	38,777
儲備	325,381	321,948	305,338
	363,706	360,279	344,115
少數股東權益	5,968	5,648	6,526
	369,674	365,927	350,641

下列所載之CIHL經審核綜合財務報表摘錄自CIHL截至二零零五年三月三十一日止十五個月之年報。

綜合損益表

截至二零零五年三月三十一日止十五個月

	附註	CIHL集團 截至二零零五年三月三十一日止十五個月 千坡元	截至二零零三年十二月三十一日止年度 千坡元 (重新編列)
營業額	*3(a)*	156,995	189,274
銷售成本		(108,941)	(127,662)
毛利		48,054	61,612
其他營業收入	*3(b)*	15,494	8,756
分銷成本		(34,917)	(34,284)
行政支出		(30,154)	(28,195)
匯兑收益		2,269	1,565
其他營業支出		(1,480)	(4,020)
營業(虧損)／溢利	*4(a)*	(734)	5,434
財務成本	*4(b)*	(5,047)	(6,720)
未計特殊項目前虧損		(5,781)	(1,286)
特殊項目	*4(c)*	9,970	107,883
未計聯營公司業績前溢利		4,189	106,597
所佔聯營公司業績		(726)	13,717
除税前溢利		3,463	120,314
税項	5	(2,077)	(12,945)
除税後溢利		1,386	107,369
少數股東權益		(533)	(1,508)
股東應佔溢利		853	105,861
每股盈利			
a) 基本*(坡仙)*	6	0.7	87.5
b) 全面攤薄*(坡仙)*	6	0.7	87.4

資產負債表

於二零零五年三月三十一日

	附註	CIHL集團 於二零零五年三月三十一日 千坡元	CIHL集團 於二零零三年十二月三十一日 千坡元 (重新編列)	CIHL 於二零零五年三月三十一日 千坡元	CIHL 於二零零三年十二月三十一日 千坡元
非流動資產					
固定資產	8	32,627	37,183	599	726
所佔附屬公司權益	9	–	–	196,071	175,050
所佔聯營公司權益	10	9,726	17,581	–	18
所佔合營公司權益	11	–	–	101,946	101,946
非上市股本投資	12	58,080	112,516	–	–
其他投資	13	2,403	10,416	194	194
投資物業	14	–	37	–	37
長期應收賬項	15	140,274	75,423	6,665	–
遞延稅項資產	24	844	252	–	–
無形資產	16	10,626	11,856	–	–
		254,580	265,264	305,475	277,971
流動資產					
存貨及在製品	17	31,237	27,878	–	–
應收賬項及應收票據	18	155,014	149,246	12,463	33,997
其他投資	13	18,088	–	–	–
可收回稅項		560	738	–	–
銀行結存、存款及現金		59,283	283,121	21,398	182,383
		264,182	460,983	33,861	216,380
流動負債					
應付賬項及費用	19	81,696	127,288	44,176	65,259
財務租賃責任	20	102	72	–	–
稅項		2,463	1,430	92	327
欠直接控股公司款項	21	15	–	15	–
欠最終控股公司款項	21	213	1,649	136	907
銀行貸款、透支及商業信貸	22	64,441	209,439	–	129,507
		148,930	339,878	44,419	196,000
流動資產淨值／(負債)		115,252	121,105	(10,558)	20,380

	附註	CIHL集團 於二零零五年三月三十一日 千坡元	CIHL集團 於二零零三年十二月三十一日 千坡元 (重新編列)	CIHL 於二零零五年三月三十一日 千坡元	CIHL 於二零零三年十二月三十一日 千坡元
非流動負債					
銀行貸款	23	1,110	5,085	–	3,500
財務租賃及貸款契約責任	20	85	85	–	–
退休福利撥備		478	1,340	–	–
遞延税項	24	1,867	1,679	1,500	1,618
		3,540	8,189	1,500	5,118
		366,292	378,180	293,417	293,233
資金來源:					
股本	25	38,280	36,793	38,280	36,793
儲備		322,517	337,784	255,137	256,440
股東資金		360,797	374,577	293,417	293,233
少數股東權益		5,495	3,603	–	–
		366,292	378,180	293,417	293,233

權益變動表

截至二零零五年三月三十一日止十五個月

				儲備					
	股本	股本溢價	重估儲備	綜合賬目引發之(商譽)/資本儲備	換算儲備	保留溢利	股息儲備	小計	合計
	千坡元	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*
CIHL集團									
於二零零三年一月一日之結存	36,117	144,774	25,502	(42,548)	(13,722)	94,485	2,410	210,901	247,018
發行:									
i) 因行使每股認股價1.9125坡元認股權而發行571,000股普通股股份	171	921	–	–	–	–	–	921	1,092
ii) 因行使每股認股價2.025坡元認股權而發行10,000股普通股股份	3	17	–	–	–	–	–	17	20
iii) 因行使每股認股價0.819美元認股權而發行144,000股普通股股份	43	160	–	–	–	–	–	160	203
iv) 因以股代息而發行之772,894股每股作價2.09坡元之普通股股份	232	1,384	–	–	–	–	–	1,384	1,616
v) 因以股代息而發行之756,338股每股作價2.15坡元之普通股股份	227	1,399	–	–	–	–	–	1,399	1,626
重新編列所佔聯營公司之資產重估撥備 *(附註26)*	–	–	1,945	–	–	–	–	1,945	1,945
換算收益	–	–	–	–	20,041	–	–	20,041	20,041
出售投資之重估儲備回撥至保留溢利	–	–	(27,289)	–	–	27,289	–	–	–
出售投資之商譽回撥至保留溢利	–	–	–	27,017	–	(27,017)	–	–	–
重新編列股東應佔溢利 *(附註26)*	–	–	–	–	–	105,861	–	105,861	105,861
股息 *(附註7)*	–	–	–	–	–	(17,155)	17,155	–	–
已派發股息	–	–	–	–	–	–	(4,845)	(4,845)	(4,845)
於二零零三年十二月三十一日之結存	36,793	148,655	158	(15,531)	6,319	183,463	14,720	337,784	374,577

	股本	股本溢價	重估儲備	綜合賬目引發之(商譽)／資本儲備	儲備 換算儲備	保留溢利	股息儲備	小計	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
發行:									
i) 因行使每股認股價1.9125坡元認股權而發行315,000股普通股股份	95	508	–	–	–	–	–	508	603
ii) 因行使每股認股價2.025坡元認股權而發行60,000股普通股股份	18	104	–	–	–	–	–	104	122
iii) 因以股代息而發行4,579,530股每股作價2.49坡元之普通股股份	1,374	10,029	–	–	–	–	–	10,029	11,403
出售一間聯營公司權益之回撥	–	–	13	–	–	–	–	13	13
出售一間聯營公司權益之換算虧損變現	–	–	–	–	485	–	–	485	485
清償集團公司間長期結餘之換算收益變現	–	–	–	–	(1,607)	–	–	(1,607)	(1,607)
換算虧損	–	–	–	–	(5,817)	–	–	(5,817)	(5,817)
股東應佔溢利	–	–	–	–	–	853	–	853	853
股息 *(附註7)*	–	–	–	–	–	(10,225)	10,225	–	–
已派發股息	–	–	–	–	–	–	(19,835)	(19,835)	(19,835)
於二零零五年三月三十一日之結存	38,280	159,296	171	(15,531)	(620)	174,091	5,110	322,517	360,797

			儲備				
	股本 千坡元	股本溢價 千坡元	換算儲備 千坡元	保留溢利 千坡元	股息儲備 千坡元	小計 千坡元	合計 千坡元
CIHL							
於二零零三年一月一日之結存	36,117	144,774	4,463	11,242	2,410	162,889	199,006
發行:							
i) 因行使每股認股價1.9125坡元認股權而發行571,000股普通股股份	171	921	–	–	–	921	1,092
ii) 因行使每股認股價2.025坡元認股權而發行10,000股普通股股份	3	17	–	–	–	17	20
iii) 因行使每股認股價0.819美元認股權而發行144,000股普通股股份	43	160	–	–	–	160	203
iv) 因以股代息而發行之772,894股每股作價2.09坡元之普通股股份	232	1,384	–	–	–	1,384	1,616
v) 因以股代息而發行之756,338股每股作價2.15坡元之普通股股份	227	1,399	–	–	–	1,399	1,626
換算虧損	–	–	(1,474)	–	–	(1,474)	(1,474)
股東應佔溢利	–	–	–	95,989	–	95,989	95,989
股息 *(附註7)*	–	–	–	(17,155)	17,155	–	–
已派發股息	–	–	–	–	(4,845)	(4,845)	(4,845)
於二零零三年十二月三十一日之結存	36,793	148,655	2,989	90,076	14,720	256,440	293,233
發行:							
i) 因行使每股認股價1.9125坡元認股權而發行315,000股普通股股份	95	508	–	–	–	508	603
ii) 因行使每股認股價2.025坡元認股權而發行60,000股普通股股份	18	104	–	–	–	104	122
iii) 因以股代息而發行之4,579,530股每股作價2.49坡元之普通股股份	1,374	10,029	–	–	–	10,029	11,403
換算虧損	–	–	(1,072)	–	–	(1,072)	(1,072)
股東應佔溢利	–	–	–	8,963	–	8,963	8,963
股息 *(附註7)*	–	–	–	(10,225)	10,225	–	–
已派發股息	–	–	–	–	(19,835)	(19,835)	(19,835)
於二零零五年三月三十一日之結存	38,280	159,296	1,917	88,814	5,110	255,137	293,417

綜合現金流量表

截至二零零五年三月三十一日止十五個月

	截至二零零五年三月三十一日止十五個月 千坡元	截至二零零三年十二月三十一日止年度 千坡元 (重新編列)
經營業務之現金流量：		
未計所佔聯營公司業績前之溢利	4,189	106,597
非涉及現金流量之調整：		
遞延支出攤銷	3,162	2,911
商譽攤銷	15	387
固定資產折舊	7,578	7,447
固定資產撇除	222	428
投資物業減值撥備	37	36
利息支出	5,047	6,720
利息收入	(10,779)	(5,289)
出售固定資產之淨收益	(599)	(456)
重估上市有價證券之淨收益	(8,243)	–
與Schneider之交易之特殊收益	(1,727)	(105,487)
出售一間聯營公司之特殊收益	–	(2,396)
計算營運資金變動前之營業（虧損）／溢利	(1,098)	10,898
存貨及在製品	(5,508)	27,445
應收賬項及應收票據	3,669	13,630
應付賬項及費用	(61,298)	75,974
欠一主要股東款項	(1,436)	550
經營業務所（使用）／產生之淨現金	(65,671)	128,497
已付利得税	(1,496)	(903)
已付利息	(5,047)	(6,720)
已收利息	10,779	5,289
經營業務（使用）／產生之現金淨額	(61,435)	126,163

	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止年度
	千坡元	*千坡元*
		（重新編列）
投資活動之現金流量：		
買入附屬公司（已扣除既得之現金）*（附註A）*	(1,194)	–
與Schneider之交易取得之代價	19,048	268,182
出售非上市證券投資取得之代價	–	34,185
出售一間聯營公司取得之代價	–	6,585
於合營公司之投資	–	(101,946)
已收聯營公司之股息	–	385
於聯營公司之投資	–	(3,863)
遞延支出	(1,611)	(3,489)
購入其他投資	(2,205)	–
出售固定資產	6,124	2,687
購入固定資產	(11,349)	(30,127)
投資活動產生之現金淨額	8,813	172,599
融資活動之現金流量：		
銀行貸款	(149,398)	41,598
已付股息	(19,835)	(4,845)
發行股份（已扣除開支）	12,128	4,557
長期應收賬款	(10,382)	(64,857)
長期債項	(822)	1,340
少數股東權益	573	(3,307)
財務租賃及貸款契約責任	10	(131)
融資活動所使用之現金淨額	(167,726)	(25,645)
貨幣調整	(3,914)	(2,739)
現金之（減少）／增加淨額	(224,262)	270,378
期初之現金	281,874	11,496
期末之現金 *（附註B）*	57,612	281,874

	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止年度
	千坡元	*千坡元* (重新編列)
A. 收購附屬公司		
收購附屬公司之影響撮要：		
現金	4,221	–
應收賬項及預付款項	6,295	–
應付賬項及費用	(2,288)	–
收購資產淨值	8,228	–
商譽	208	–
把一間聯營公司投資重新分類為一間附屬公司投資	(3,021)	–
已付代價	5,415	–
減去現金	(4,221)	–
收購所引發之現金流量（已扣除既得之現金）	1,194	–

於期內，CIHL集團自其他股東購入GE Bowden China Co Ltd餘下之52.5%權益，並使其所佔股本權益由47.5%增至100%。是項收購並未有對CIHL集團之經營業績及現金流量產生重要影響。

	截至二零零五年三月三十一日	截至二零零三年十二月三十一日
	千坡元	*千坡元*
B. 期末現金之組成：		
銀行結存、存款及現金	59,283	283,121
銀行透支	(1,671)	(1,247)
	57,612	281,874

賬目附註

截至二零零五年三月三十一日

1. **緒言**

CIHL(公司註冊編號199106357H)乃一間在新加坡共和國註冊成立之公司,其公司註冊地址為1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192,並於新加坡交易所股票交易公司主板上市。此財務報表以新加坡元編列。

CIHL之主要業務為一般控股投資公司及執行CIHL集團地區性總部之職能。

CIHL集團附屬公司及合營公司之主要業務包括發展、產製及推廣電器配件、電子控制裝置及有關產品。

於本財政期度,CIHL將其財政年度年結日由十二月三十一日改至三月三十一日。

CIHL及CIHL集團由二零零四年一月一日至二零零五年三月三十一日止之財務報告於二零零五年六月三十日之董事會授權公佈。

2. **主要會計政策之撮要**

會計基準

賬目乃根據歷史成本會計基準及修改至包括投資物業及現有投資之重估而編製。賬目乃根據新加坡公司法及新加坡財務報告準則而編製。

綜合基準

綜合賬目合併了CIHL及其附屬公司截至每年三月三十一日止年度之賬目。

CIHL集團內公司之間的所有重大交易及結餘已於編製綜合賬目時被剔除。

海外附屬公司、聯營公司及合營公司之賬目均按平均匯率換算為新加坡元,以符合新加坡財務報告準則第21條-外幣匯率變動影響之要求。

CIHL集團根據新加坡財務報告準則第31條-合營公司投資之財務報告,於期末就其與Schneider Electric各佔50%權益之合營公司採用基準處理方法按比例綜合計算。在按比例綜合計算之方法下,CIHL集團應佔合營公司之資產、負債、收入及支出與其財務報表中相近之項目每一項合併計算。

商譽

因綜合計算而引致之商譽代表於收購日CIHL集團之投資成本較於所收購附屬公司、聯營公司或共同控制公司所佔認明之資產及負債之公平淨值所高出之差額。商譽被確認為資產，並以其估計有用年期二十年分期攤銷。

因收購一間聯營公司而產生的商譽已被計入在聯營公司之賬面金額中。因收購附屬公司及共同控制公司而產生的商譽則分別地在資產負債表內列賬。

於出售附屬公司、聯營公司及共同控制公司時，尚未攤銷商譽之應佔金額將包括在出售盈虧計算中。

在二零零一年一月一日以前，因併購附屬公司、聯營公司或合營公司而產生之商譽直接於股東權益作出調整。此類商譽並未有在會計準則第22號－商業合併容許之情況下，作出具追溯性之資本化及攤銷。由二零零三年一月一日起，CIHL集團採用財務報告準則第22號－商業合併，因此於出售附屬公司、聯營公司或合營公司時，以往全數計入股東權益之商譽或負商譽毋須於計算出售盈虧時，再列賬於損益表內。

負值商譽

負值商譽指於進行併購時，CIHL集團應佔該等附屬公司、聯營公司或合營公司之可辨認資產及負債之公平價值超出該項併購之成本的部份。當負值商譽與於進行併購當日預期之虧損或支出有關，該負值商譽將於該等虧損或支出發生時計入損益表。剩餘之負值商譽將被確認為收入，並按該可辨認及可減值資產之剩餘平均可用期限分期計入。當該負值商譽超出已獲取之可辨認非貨幣資產之公平價值時，該負值商譽將即時被確認為收入。

財務資產

財務資產包括現金及銀行存款、貿易及其他應收賬項及投資。貿易及其他應收賬項按其票面值減去就預期不能收回賬項之適當撥備列賬。附屬公司、聯營公司及其他個體之投資及其他投資按以下段落載列之基準列賬。

財務負債及權益

財務負債及股份權益工具按合約安排之本質分類。財務負債包括財務租賃責任、貿易及其他應付賬，銀行貸款及透支。財務租賃責任之會計政策概括如下。貿易及其他應付賬按其票面值列賬。銀行貸款及透支以收到款項除去手續費用列賬。財務成本以應付基準（有效收益率方法）計算，於有關期間產生而未清還之財務成本，將加於相應之財務工具賬面值上。股份權益工具以收到款項除去淨發行成本列賬。普通股份股息於宣佈當期於股東權益確認。

營業額

CIHL集團之營業額乃向外界客戶銷售貨品及提供服務之已收及應收淨額。CIHL之營業額乃股息收入，於本財政期間提供地區性總部服務予CIHL集團內公司之管理及推廣服務費。

折舊與攤銷

固定資產乃按成本，減累計折舊及當估計其可收回金額低於其現值時減去任何減值虧損計算。

租賃土地及房產之成本乃以個別尚餘租賃年期按年攤銷。永久及長期租賃土地、發展中物業及在建中機械並無攤銷。

其他固定資產之成本於其估計可用年期按以下折舊率以餘額遞減法或直線法每年折舊：

永久及長期租賃土地	—	2%
租約房產裝修	—	10%至$33^1/_3$%
傢俬、裝置及設備	—	5%至20%
機械及設備	—	10%至$33^1/_3$%
機動車輛	—	15%至$33^1/_3$%
工模及工具	—	20%至30%

財務租賃之資產乃根據其預期可用年期，或租賃年期（如較短者），如擁有資產般同樣計算折舊。

營業前支出

CIHL集團內公司未全面運作前之營業前支出被視為需要令此等公司能具備適當條件，以商業基準接受及處理訂單的必須支出，並於發生年度內在損益賬支銷。

研究及發展支出

除於遞延支出列為資本性支出外，研究及發展支出於投入年度內在損益賬支銷。

退休福利成本

界定供款退休福利計劃（包括政府管理退休計劃，如新加坡中央公積金）均列作支出支銷。

CIHL集團亦為合資格僱員提供免供款界定利益退休福利計劃。退休福利按僱員服務年期及最後支付薪金提供，並於僱員退休時支付。

所得稅

稅務支出按稅務影響會計基準決定，採用負債法計算，當中包括就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之所有顯著暫時時間差別計算而產生之遞延稅項負債。除有合理理由相信遞延稅項資產可變現，遞延稅項資產將不被列賬。

遞延稅項資產及負債以該資產被確認或該負債被結算時適用之預計稅率計算。遞延稅項從損益表中計入或支銷，除非有關項目直接於股本中計入或支銷，於該情況下，相應之遞延稅項將於股本中處理。因於同一稅務機關所徵收之所得稅而引發之相關遞延稅項資產及負債可以互相抵銷。

外幣交易

外幣交易以交易當日之滙率換算列賬。於資產負債表日，貨幣結存及以公平價值表示之外幣結存均以資產負債表日之滙率換算列賬。所有已變現及未變現滙率調整收益及虧損均於損益表中報賬。

遠期外匯合約

除作為對沖用途外，遠期外匯合約之交易均按合約中之遠期外幣匯率轉換，除於期末時該等遠期外匯合約仍然有效，該等合約金額則以資產負債表當日市場上之外幣匯率轉換。換算差額均於損益表報賬。

在建中之固定資產

在建中之固定資產乃按成本於完成建造及可被歸類為固定資產之一個指定類別時列賬於資產負債表。成本包括購買價值及所有與建造有關所引致之直接成本。

當在建中之固定資產被有效地使用時，會根據以上的折舊率折舊。

租賃資產

如租賃之條文轉嫁大部份擁有權之風險及回報予承租者，該租賃會被列為財務租賃。其他租賃皆列為營業性租賃。

財務租賃之資產會以購入日期之公平價格入賬並確認為資產，而相對的租賃承擔會於資產負債表被列為租賃責任。財務費用為一切總租賃承擔與該等資產公平價格之差額，將會在損益表上以有效利率按租賃年期支銷。

就營業性租賃而言，應付之年租乃按租賃年期以直線法分別於損益表支銷。

所佔附屬公司權益

於CIHL之財務報表內，所佔附屬公司權益乃根據成本減去可取回淨值之任何損值。

聯營公司

聯營公司乃CIHL集團長線投資之非附屬公司，而CIHL集團持有其相當數量之表決股權，並可由CIHL集團對其行使重大影響力，包括參與製訂財務及經營政策，但不控制該等政策之決定。

在CIHL資產負債表內之聯營公司之權益乃根據投資成本減去可取回淨值之任何損值，而在CIHL集團資產負債表內以投資成本加上CIHL集團所佔之未分派溢利、收購後之儲備並減去商譽攤銷列賬。

聯營公司業績之入賬乃由CIHL按期內已收及應收股息計算。

合營公司

合營公司乃CIHL擁有長期股本權益，並與其合營公司之合夥人對等地直接參與合營公司之日常管理。合營公司之財務業績已按比例綜合於CIHL集團之綜合財務報表內。

於CIHL之財務報表內，於合營公司之權益以成本減去可取回淨值之任何損值列賬。

非上市股票投資及其他投資

作長線持有之非上市股票投資及其他投資乃以成本減去可取回淨值之任何損值入賬。於二零零四年一月一日以前，作短線持有之投資乃按成本或市值二者中之較低者列賬。由二零零四年一月一日起，短線投資均以公平價值入賬。會計制度之改變對往年之業績並無影響。

投資物業

投資物業指在可見將來持有待出售之物業。投資物業乃按成本或市值二者中之較低者列賬。

遞延支出

遞延支出為購入製造新產品專業訣竅之既得權利之成本及發展能合理地確定其商業價值之新產品中產生之支出，成本以直線法由購入日期起分五年攤銷。當損值的跡象出現，遞延支出的現值會重新估計並即時減至其可取回值。

資產的減值

於每年資產負債表結算日，CIHL及CIHL集團會檢視其有形及無形資產有否任何減值之跡象。如有任何該等跡象存在，該資產的可取回值將重新估計以決定減值損失的數目。若某單一資產的可取回值不可能估計，CIHL會估計該資產所屬之現金產生單位的可取回值。可取回值乃淨銷售價或使用中現值二者中之較高者。使用中現值之計算乃以未來估計之現金流按除稅前折扣率折算為現值，折扣率則以能反映當時市場資金之時間值及對於該資產之風險而釐定。如任何資產或現金產生單位之可取回值預期低於其賬面值，該資產或現金產生單位之賬面值會減少至可取回值。減值損失馬上確認為支出。

當減值損失於其後逆轉，其資產或現金產生單位之賬面值可增加至經修訂之預期可取回值，但不可高於前期未作資產減值時之數額。資產減值逆轉會馬上被確認作收入。

存貨及在製品

存貨及在製品乃根據成本和可變現淨值二者中之較低值列賬。成本包括直接原料，以及直接工資與促使存貨及在製品致現時位置及情況之費用（如適用），均以先入先出法計算。可變現淨值乃按估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

撥備

撥備乃就CIHL及CIHL集團就以往事故而導致須於現在承擔之責任之可合理估計之經濟效益外流數額而確認。

少數股東權益

少數股東權益以所佔附屬公司可確認淨資產公平價值之適用比例列賬。

認股權

認股權並不作為支出入賬。當認股權被行使時，行使價將分別列賬於已發行股本及股本溢價中。

現金

現金流量表內之現金包括現金及等值現金減去銀行透支。

3. (a) **營業額**

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
產品銷售	156,995	189,274

(b) **其他收入**

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
股息收入（總）－其他	2,224	–
租金收入	531	411
出售固定資產之淨盈利	599	456
利息收入		
銀行	2,565	194
聯營公司借款	224	1,355
合營公司	91	–
應收貸款及其他應收賬項	3,273	3,220
長期應收賬項	4,626	520
聯營公司管理費收入	40	511
出售作廢物料	26	388
其他	1,295	1,701
	15,494	8,756

4. (a) **營運(虧損)溢利**

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
作廢存貨撥備之淨回撥 *(附註(i))*	(1,089)	(133)
存貨之撥備	113	–
遞延支出之攤銷	3,162	2,911
商譽之攤銷	15	387
投資物業減值虧損撥備 *(附註(ii))*	37	36
核數師酬金:		
應付CIHL之核數師		
核數服務:		
是年度	132	98
上年度不足撥備	5	12
非核數服務	39	36
應付其他核數師		
核數服務:		
是年度	799	460
上年度不足撥備	18	109
非核數服務	29	72
董事酬金:		
袍金	165	125
其他酬金	2,721	1,058
匯兌淨溢利	(2,269)	(1,565)
員工費用(不包括董事袍金)	35,655	32,200

附註:

(i) 往年度被列作廢之存貨於本財政期間被出售,因此導致作廢存貨撥備之淨回撥。

(ii) 因物業市場進一步疲弱而作出投資物業減值虧損撥備。

CIHL集團於二零零五年三月三十一日之僱員人數為3,075人(二零零三年十二月三十一日:2,724人)。

(b) **借款利息支出**

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
銀行貸款及透支	5,022	6,688
財務租賃及貸款契約責任	25	32
	5,047	6,720

(c) 特殊項目

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
根據與Schneider Electric SA(「Schneider」)之交易成立各佔50%股權之共同控制公司奇勝亞洲集團有限公司(「奇勝亞洲」),於亞洲發展、產製及分銷電器電線配件及裝置系統(「電器電線配件及裝置系統」)*	(13,844)	–
作為與Schneider交易之一部份,出售奇勝於印尼及泰國之業務及運作之溢利	5,494	–
就出售CIHL集團前澳洲聯營公司Gerard Industries所持電器電線配件及裝置系統業務之全部權益予Schneider之代價作出之調整	10,077	–
TCL Corporation之股份於二零零四年一月上市及有關股份之禁售期於二零零五年四月結束,以往列賬於長期投資之TCL Corporation股份因而被重估及以其公平價值列賬為短期投資產生之淨溢利	8,243	–
與Schneider成立CAHL之交易及同時出售CIHL集團澳洲聯營公司Gerard Industries所持電器電線配件及裝置系統業務之全部權益予Schneider之淨溢利*	–	105,487
CIHL集團出售於意大利聯營公司Lovato SPA全部權益之淨溢利	–	2,396
	9,970	107,883

* 此項目包括:

付予CIHL核數師非核數服務酬金	–	330
遠期合約之匯兑虧損	–	7,510
減值準備:		
固定資產	1,384	6,604
聯營公司權益	2,160	3,786
非上市股本投資	–	10,132
固定資產之撇除	290	249
存貨之撇除	2,163	4,071

5. **稅項**

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元* (重新編列)
CIHL及其附屬公司		
本年度稅項:		
按本年度溢利之稅務撥備	155	2,087
新加坡以外地區之附屬公司所引發之海外稅項	1,432	1,942
前年度不足／(過量)撥備	472	(458)
遞延稅項:		
因稅率變動引發期初遞延稅項資產／負債之變動	(147)	–
按本年度溢利之稅務撥備／(回撥)	204	(1,096)
前年度不足／(過量)撥備	(113)	2,499
所佔聯營公司之稅項		
海外稅項:		
按本年度溢利之稅務撥備	92	7,981
前年度過量撥備	(18)	(10)
	2,077	12,945

入息稅支出與根據新加坡入息稅率20%(二零零三年:22%)就除入息稅前溢利計算之入息稅不同之成因如下:

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元* (重新編列)
根據法定稅率計算之入息稅支出	693	26,469
加／(減):		
海外業務採用不同稅率之影響	2,541	2,139
不予徵稅之收入	(3,006)	(20,036)
不獲稅務豁免之損失	1,602	1,761
應用資本補貼／稅項損失	–	(999)
應用已被徵稅股息之可收回稅項	–	1,760
前年度不足撥備	341	2,031
入息稅率變動之影響	(147)	–
其他	53	(180)
採用有效稅率之總入息稅款支出	2,077	12,945

6. **每股盈利**

每股基本盈利乃根據CIHL集團股東應佔溢利853,000坡元（二零零三年：105,861,000坡元）及按年內CIHL已發行每股面值0.30坡元普通股股份之加權平均數125,178,863股（二零零三年：120,989,731股）計算。

全面攤薄之每股盈利乃根據股東應佔CIHL集團之溢利853,000坡元（二零零三年：105,861,000坡元）除以假設所有認股權持有者行使CIHL之認股權後所得每股面值0.30坡元CIHL普通股加權平均數125,355,585股（二零零三年：121,143,648股）計算。

	CIHL集團			
	截至二零零五年三月三十一日止十五個月		截至二零零三年十二月三十一日止十二個月	
	基本	**攤薄**	**基本**	**攤薄**
	千坡元	*千坡元*	*千坡元* *（重新編列）*	*千坡元* *（重新編列）*
股東應佔溢利	853	853	105,861	105,861

	CIHL集團			
		截至二零零五年三月三十一日止十五個月股份數目		截至二零零三年十二月三十一日止十二個月股份數目
	千	*千*	*千*	*千*
普通股股份之加權平均數目	125,179	125,179	120,989	120,989
可攤薄潛在普通股份之調整	–	177	–	155
計算每股盈利之普通股股份之加權平均數	125,179	125,356	120,989	121,144
每股盈利（坡仙）	0.7	0.7	87.5	87.4

7. 股息

	CIHL集團及CIHL	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千坡元	*千坡元*
已派發上年度附加末期股息	14	1
已派發中期股息：		
每股面值0.3坡元普通股之一級税務股息4.0坡仙（二零零三年：税務豁免股息2.00坡仙）	5,101	2,434
建議派發末期股息：		
每股面值0.3坡元普通股之一級税務股息4.0坡仙（二零零三年：除20%税務前股息2.50坡仙）	5,110	2,453
二零零三年度特別股息：		
每股面值0.3坡元普通股除20%税務前股息5.25坡仙	—	5,152
每股面值0.3坡元普通股之一級税務股息5.80坡仙	—	7,115
	10,225	17,155

根據CIHL之以股代息計劃，股東可選擇收取股票替代以現金收取其應得之二零零五年三月三十一日止年度建議派發之末期股息。

8.　固定資產

	永久擁有土地及房產 千坡元	租賃土地及房產 千坡元	發展中物業 千坡元	租約房產裝修 千坡元	傢俬、裝置及設備 千坡元	機械及設備 千坡元	機動車輛 千坡元	工模及工具 千坡元	在製機械 千坡元	合計 千坡元
CIHL集團										
成本:										
年初結存	3,052	25,535	5,267	2,472	6,976	19,338	1,344	5,217	11	69,212
重新分類	–	1,134	(746)	(1,022)	(547)	1,128	79	(15)	(11)	–
貨幣調整	(98)	(927)	(8)	(63)	(314)	(676)	(117)	(128)	–	(2,331)
增加-合營公司	–	–	–	69	148	10	303	203	–	733
增加	9	9	994	1,080	2,848	3,469	342	2,575	23	11,349
撇除*	–	–	–	(184)	(1,183)	(1,886)	(25)	(2,834)	–	(6,112)
出售	–	(2,919)	(4,757)	(165)	(327)	(2,108)	(180)	(517)	(17)	(10,990)
年終結存	2,963	22,832	750	2,187	7,601	19,275	1,746	4,501	6	61,861
累計折舊:										
年初結存	77	4,559	–	901	3,484	11,942	754	3,793	–	25,510
重新分類	–	78	–	(78)	(7)	(17)	(3)	27	–	–
貨幣調整	(2)	(158)	–	(28)	(133)	(350)	(31)	(68)	–	(770)
增加-合營公司	–	–	–	45	54	–	67	142	–	308
是年度費用	24	827	–	557	1,791	3,018	391	970	–	7,578
撇除*	–	–	–	(179)	(1,147)	(1,473)	(25)	(2,776)	–	(5,600)
出售	–	(394)	–	(71)	(211)	(1,980)	(87)	(443)	–	(3,186)
年終結存	99	4,912	–	1,147	3,831	11,140	1,066	1,645	–	23,840
上年度折舊費用	–	869	–	783	1,793	2,060	537	1,405	–	7,447
減值虧損:										
年初結存	–	4,150	2,369	–	–	–	–	–	–	6,519
貨幣調整	11	(151)	3	–	–	–	–	–	–	(137)
是年度費用	1,329	–	–	–	–	–	–	55	–	1,384
出售	–	–	(2,372)	–	–	–	–	–	–	(2,372)
年終結存	1,340	3,999	–	–	–	–	–	55	–	5,394
上年度減值虧損	–	4,204	2,400	–	–	–	–	–	–	6,604
賬面淨值:										
年終結存	1,524	13,921	750	1,040	3,770	8,135	680	2,801	6	32,627
年初結存	2,975	16,826	2,898	1,571	3,492	7,396	590	1,424	11	37,183

*　*包括於其他營運支出及特殊項目內之金額分別為222,000坡元及290,000坡元*

	租約房產裝修	傢俬、裝置及設備	機械及設備	機動車輛	工模及工具	合計
	千坡元	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*
CIHL						
成本:						
年初結存	–	1,198	–	306	–	1,504
增加	51	37	–	–	–	88
出售	–	(16)	–	–	–	(16)
撇除	–	(13)	–	–	–	(13)
年終結存	51	1,206	–	306	–	1,563
累計折舊:						
年初結存	–	536	–	242	–	778
是年度費用	12	158	–	38	–	208
出售	–	(9)	–	–	–	(9)
撇除	–	(13)	–	–	–	(13)
年終結存	12	672	–	280	–	964
上年度折舊費用	76	225	102	65	52	520
賬面淨值:						
年終結存	39	534	–	26	–	599
年初結存	–	662	–	64	–	726

CIHL集團之固定資產賬面淨值包括財務租賃資產及貸款契約資產為233,000坡元(二零零三年:510,000坡元)。

再者,CIHL集團某些租賃土地及房產賬面淨值為2,264,000坡元(二零零三年:2,417,000坡元)已抵押予銀行作為CIHL集團樓宇按揭貸款之抵押。

永久擁有,租賃土地及房產及發展中物業之詳情如下:

位置	敍述	租賃年期
集團		
香港		
香港九龍九龍塘歌和老街14號第2732地段翠亨園4樓D室、天台D室及5號停車位	各99.2平方米之住宅及天台	由一九九七年起50年長期租賃
香港新界葵涌葵榮路27-31號第36地段成美工業大廈6樓A室	609.9平方米之寫字樓及貨倉	由一九九七年起50年長期租賃
香港新界葵涌葵榮路27-31號第36地段成美工業大廈6樓B室	609.9平方米之寫字樓及貨倉	由一九九七年起50年長期租賃

位置	敍述	租賃年期
中國		
中國深圳深南東路5002號 信興廣場地王商業中心15樓9-16室	1,092平方米 之寫字樓	由一九九五年起 50年長期租賃
中國北京朝陽區農展區南路9號 北京景園大廈三座15B、16B及3C室	588平方米 之投資用地	由一九九三年起 70年長期租賃
英國		
Flat 9, Washington House, 20 Basil Street London SW3, England	176.52平方米 之職員宿舍	由一九八零年起 72年6個月長期 租賃
合營公司		
香港		
香港新界葵涌葵榮路13-19號 第26地段錦濱工業大廈1樓A及B室	1,116.7平方米之一般、 研究及發展寫字樓	由一九九七年起 50年長期租賃
中國		
中國廣東省廣州市環市東路 371-375號廣州世界貿易中心大廈 北塔33樓3305室	98.04平方米 之寫字樓	由一九九一年起 50年長期租賃
中國廣東省廣州市環市東路 371-375號廣州世界貿易中心大廈 北塔33樓3304室	150.61平方米 之寫字樓	由一九九一年起 50年長期租賃
中國廣東省惠州市 仲愷高技術產業開發區 23, 27及76小區	54,905平方米之寫字樓、 貨倉及生產廠房 (土地面積=107,200平方米)	由二零零五年起 50年長期租賃
中國廣東省惠州市 龍豐上排發展區9區D1地段	8,048.49平方米 之工人宿舍	由一九九四年起 70年長期租賃

位置	敍述	租賃年期
印尼		
Kawasan Industri Pasar Kemis Jl Putra Utama Kav, D1-D2 Tangerang 15560 Indonesia	4,542.17平方米之寫字樓、貨倉及生產廠房(土地面積=16,625平方米)	由一九七六年起30年中期租賃
Kawasan Industri Pasar Kemis Jl Putra Utama Kav, D1-D2 Tangerang 15560 Indonesia	2,900平方米之土地	由一九九五年起20年中期租賃
馬來西亞		
1 Jln Kawat 15/18, Section 15 Shah Alam Selangor West Malaysia	14,020平方米之寫字樓、貨倉及生產廠房(土地面積=20,438.50平方米)	由一九七七年起99年長期租賃
5, Jln Firma Satu Tebrau Industrial Estate 1 81100 Johor Bahru West Malaysia	5,687平方米之寫字樓、貨倉及生產廠房(土地面積=18,763平方米)	永久擁有
阿聯酋		
Plot No. E25, Sharjah Airport International Free Zone, Sharjah United Arab Emirates	1,971平方米之寫字樓及貨倉(土地面積=4,000平方米)	由一九九八年起15年中期租賃
新加坡		
Lot No. 1257 of Mukim 6, 5 Fourth Chin Bee Road Singapore	2,872.89平方米之寫字樓、貨倉及生產廠房(土地面積=4,681.60平方米)	由一九八四年起60年長期租賃
138 Gul Circle, Jurong Singapore	1,124平方米之單層高廠房及寫字樓	由一九九零年起30年中期租賃
越南		
Bien Hoa Industrial Zone 1 An Binh Ward, Bien Hoa City Dong Nai Province Vietnam	2,642平方米之兩層高寫字樓及生產廠房(土地面積=5,738.80平方米)	由一九九六年起20年中期租賃
巴基斯坦		
Plot No. 101 & 102 Sector 15, Korangi Industrial Area Karachi Pakistan	1,668.17平方米之工業用地	由二零零零年起99年長期租賃

9. 所佔附屬公司權益

	CIHL 二零零五年三月三十一日 千坡元	CIHL 二零零三年十二月三十一日 千坡元
非上市股份投資成本 *(附註31)*	55,001	61,439
減：減值虧損	(19)	–
	54,982	61,439
附屬公司欠款(非貿易)	141,594	123,336
欠附屬公司款項(非貿易)	(505)	(9,725)
	196,071	175,050

附屬公司之詳情載於財務報表賬目附註31。欠附屬公司款項及附屬公司欠款沒有固定還款期及部份款項收取市場現行利率之利息。

10. 所佔聯營公司權益

	CIHL集團 二零零五年三月三十一日 千坡元	CIHL集團 二零零三年十二月三十一日 千坡元 (重新編列)	CIHL 二零零五年三月三十一日 千坡元	CIHL 二零零三年十二月三十一日 千坡元
非上市股份投資成本 *(附註32)*	8,024	11,472	18	18
所佔收購後儲備	1,790	5,942	–	–
商譽(變動如下：)	4,894	5,242	–	–
減：減值虧損	(4,982)	(5,075)	(18)	–
	9,726	17,581	–	18

於期內商譽之變動如下：

	CIHL集團 二零零五年三月三十一日 千坡元	CIHL集團 二零零三年十二月三十一日 千坡元
一月一日之結餘	5,563	–
於包括在無形資產中的商譽中重新分類 *(附註16(c))*	–	5,563
	5,563	5,563
減：累計攤銷	(669)	(321)
三月三十一日／十二月三十一日之結餘	4,894	5,242

累計攤銷之變動：

	CIHL集團	
	二零零五年 三月三十一日 *千坡元*	二零零三年 十二月三十一日 *千坡元*
於一月一日之結餘	321	–
由包括在無形資產中的商譽中重新分類	–	321
是期度之攤銷費用	348	–
於三月三十一日／十二月三十一日之結餘	669	321

主要聯營公司之詳情載於財務報表賬目附註32。

11. **所佔合營公司權益**

	CIHL	
	二零零五年 三月三十一日 *千坡元*	二零零三年 十二月三十一日 *千坡元*
非上市股份投資成本	101,946	101,946

合營公司之詳情如下：

公司名稱	成立及營運之地方	主要業務	所佔實際權益 二零零五年三月三十一日 %	所佔實際權益 二零零三年十二月三十一日 %	投資成本 二零零五年三月三十一日 *千坡元*	投資成本 二零零三年十二月三十一日 *千坡元*
奇勝亞洲集團有限公司	香港	控股投資	50	50	101,946	101,946

於資產負債表及損益表中，合營公司之賬目是根據FRS 31－合資公司權益之財務報告以比例綜合法計算列賬如下：

	二零零五年 三月三十一日 *千坡元*	二零零三年 十二月三十一日 *千坡元*
資產負債表		
非流動資產	45,944	45,505
流動資產	115,834	139,488
流動負債	(70,149)	(77,006)
非流動負債	(1,723)	(2,574)
少數股東權益	(5,260)	(3,587)
資產淨值	84,646	101,826

	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日
	千坡元	*千坡元*
損益表		
入息稅前虧損	(10,708)	–
入息稅項	(1,612)	–
入息稅後虧損	(12,320)	–
少數股東權益	(1,299)	–
入息稅及少數股東權益後虧損	(13,619)	–

CIHL集團應承擔合營公司的資本承擔為456,000坡元（二零零三年：511,000坡元）和或然負債為482,000坡元（二零零三年：227,000坡元）已包括在附註28及30。

12. 非上市股份投資

	CIHL集團	
	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*
非上市股份投資成本	36,181	75,990
股東貸款	32,055	46,658
	68,236	122,648
減：減值虧損準備	(10,156)	(10,132)
	58,080	112,516

該投資為CIHL集團於是期度出售其於Gerard Corporation Pty Ltd（「Gerard Corp」）之21%權益後持有之19%權益（二零零三年：40%）。

股東貸款以股東所持有之股份按比例提供。其中32,055,000坡元（二零零三年：46,658,000坡元），25,390,000坡元（二零零三年：46,658,000坡元）之款項為資本性質、免息及無固定還款期，而餘下6,665,000坡元（二零零三年：零坡元）之欠款將收取年息6.75%之利息及於二零零九年八月二十六日償還。

由於25,390,000坡元之股東貸款並無固定還款，在受限制下或以成本角度來看，均不能可靠地決定其公平價格。董事認為其公平價格約為其餘下6,665,000坡元之賬面值。

13. 其他投資

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
非流動：				
上市證券	4	5	–	–
非上市證券	2,203	10,217	–	–
公司會籍成本	196	194	194	194
	2,403	10,416	194	194
上市證券市值	4	5	–	–
流動：				
由非流動投資轉入	9,845	–	–	–
包括在特殊項目中的重新估值收入 *(附註4(c))*	8,243	–	–	–
上市證券公平價格	18,088	–	–	–
上市證券市場價格	32,368	–	–	–

14. 投資物業

	CIHL集團及CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*
重估之住宅物業:		
期初結存	37	–
期內增加	–	73
減：減值虧損準備*	(37)	(36)
期末結存	–	37

* *包括在其他營業支出*

15. 長期應收賬

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
有抵押 *(附註15(a))*	60,601	–	–	–
無抵押 *(附註15(b))*	79,673	75,423	6,665	–
	140,274	75,423	6,665	–

a. 有抵押應收賬是由於在二零零三年出售在Gerard Corp的12.387%股權及於是年度出售另外12%股權之未償還分期款項之非流動部份。未償還款項以借方所持有之34.33% Gerard Corp股本權益作為抵押，按180日澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。分五期償還而最後一期於二零零九年清還。

b. 無抵押非流動應收賬如下：

i) 一項予Pierlite Pty Ltd (「Pierlite」)作為擴展照明產品業務用途之貸款3,809,000坡元(二零零三年：3,799,000坡元)。此貸款收取年利率6.83%之利息及無特定之還款期限。

ii) 一項借予一貿易伙伴以改善其對於CIHL集團產品之銷售及分銷能力之無利息貸款3,595,000坡元(二零零三年：3,205,000坡元)。此貸款無特定之還款期限。

iii) 投資在一附屬公司之存款502,000坡元(二零零三年：零坡元)。

iv) CIHL集團將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益於二零零三年全數售予Schneider之部份代價，金額為64,759,000坡元(二零零三年：64,759,000坡元)，連同應計利息4,454,000坡元(二零零三年：零坡元)，根據澳洲買賣協議被買方由二零零三年十二月二十二日起計扣存四年以保證就CIHL可能發生之訴訟而產生之負債作出賠償。該款項之利息乃按照澳洲銀行之應收票據三個月掉期利率買入參考價計算。

v) 有關於出售一前聯營公司予一獨立第三者之出售代價分期餘款，數額為2,554,000坡元(二零零三年：3,827,000坡元)。此款項按歐洲銀行同業拆息加1.25%收取利息及分四期於二零零七年前償還

c. 因以上之貸款b(i)及b(ii)並無特定之還款期限，在受限制下或以成本角度來看，均不能可靠地決定其公平格價。董事認為有抵押和無抵押長期應收賬之賬面大致相等於其公平價格。

16. **無形資產**

a. *遞延支出*

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
產品發展支出及取得專業訣竅成本	18,297	10,308	–	–
減：累計攤銷	(7,766)	(5,557)	–	–
	10,531	4,751	–	–

b. *ULTI知識產權*

	CIHL集團 二零零五年 三月 三十一日 *千坡元*	CIHL集團 二零零三年 十二月 三十一日 *千坡元*	CIHL 二零零五年 三月 三十一日 *千坡元*	CIHL 二零零三年 十二月 三十一日 *千坡元*
成本	–	7,105	–	–

c. *商譽*

	CIHL集團 二零零五年 三月 三十一日 *千坡元*	CIHL集團 二零零三年 十二月 三十一日 *千坡元* (重新編列)	CIHL 二零零五年 三月 三十一日 *千坡元*	CIHL 二零零三年 十二月 三十一日 *千坡元*
收購附屬公司及聯營公司而資本化之商譽				
於一月一日之結存	–	11,569	–	–
貨幣調整	(9)	(27)	–	–
增加	99	2,031	–	–
出售	–	(548)	–	–
撇除	–	(7,462)	–	–
重新分類為所佔聯營公司權益 *(附註10)*	–	(5,563)	–	–
於三月三十一日／十二月三十一日之結存	90	–	–	–
減：累計攤銷	5	–	–	–
	95	–	–	–
合計	10,626	11,856	–	–

遞延支出－累計攤銷之變動：

	CIHL集團 二零零五年 三月 三十一日 *千坡元*	CIHL集團 二零零三年 十二月 三十一日 *千坡元*	CIHL 二零零五年 三月 三十一日 *千坡元*	CIHL 二零零三年 十二月 三十一日 *千坡元*
於一月一日之結存	5,557	6,736	–	356
貨幣調整	(239)	(117)	–	–
撇除金額	(714)	(3,973)	–	(356)
是期間／年度支出*	3,162	2,911	–	–
於三月三十一日／十二月三十一日之結存	7,766	5,557	–	–

* *包括在銷售成本，分銷及行政支出。*

商譽－累計攤銷之變動：

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
於一月一日之結存	–	345	–	–
貨幣調整	(20)	1	–	–
撇除數額	–	(622)	–	–
是期間／年度支出*	15	663	–	–
出售	–	(66)	–	–
重新分類為所佔聯營公司權益 *(附註10)*	–	(321)	–	–
於三月三十一日／十二月三十一日之結存	(5)	–	–	–

* *包括在其他營業支出*

17. 存貨及在製品

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
在製品成本	827	501	–	–
原料	7,973	4,935	–	–
製成品	22,437	22,442	–	–
淨值	30,410	27,377	–	–
合計	31,237	27,878	–	–

18. 應收賬項及預付款項

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
a. 應收貨款	46,877	47,739	–	676
合營公司欠款（貿易）	4,684	–	–	–
聯營公司欠款（貿易）	29	1,704	–	72
關連人仕欠款（貿易）	12	122	–	–
減：呆賬準備	(6,614)	(641)	–	–
	44,988	48,924	–	748

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
合營公司欠款(非貿易)	3,871	16,978	–	7,243
聯營公司欠款(非貿易)*(附註18(c))*	16,851	5,170	1,448	2,840
關連人仕欠款(非貿易)	85	63	–	–
	20,807	22,211	1,448	10,083
有抵押應收賬項*(附註18(d))*	5,078	6,383	–	6,383
存款及預付款項	5,220	3,731	30	36
其他應收賬項*(附註18(e))*	79,045	67,997	10,985	16,747
*減:*非貿易呆賬準備	(124)	–	–	–
	89,219	78,111	11,015	23,166
合計	155,014	149,246	12,463	33,997

b. 關連人仕為有共同直接或間接股東及／或董事之個體。如某一方擁有控制另一方或能對另一方在製訂財務及營業決定上產生重大影響時,則雙方被視為關連人仕。

本財務報表中之關連人仕為對CIHL有重大影響之金山工業(集團)有限公司(見附註21)直接或間接擁有或控制之個體。

c. 聯營公司欠款(非貿易)中包括借予一聯營公司之貸款,數額為11,580,000坡元(二零零三年:零坡元)。此貸款沒有抵押,不收取利息及在二零零五年五月三十一日清還。

d. i) 在流動部份數額為5,078,000坡元(二零零三年:零坡元)之分期餘款,與出售Gerard Corp有關,詳情見附註15(a)。

ii) 於二零零三年之應收賬裏有關於一項貸款予Pierlite之一股東,該股東為澳洲照明系統產品的領導生產商,借出貸款時已考慮到一個認股權可購入相當於49%的Pierlite權益並在該認股權行使之同時該貸款之餘額。該貸款已全部償還而該認股權並沒有行使。

e. 其他應收賬項主要如下:

i) 借予貿易伙伴以改善其對於CIHL集團產品之銷售及分銷能力,數額為41,364,000坡元(二零零三年:15,243,000坡元)。此貸款收取市場現行利率之利息及無特定之還款期限。

ii) 一項予Gerard Corp之一附屬公司的貸款,數額為3,783,000坡元(二零零三年:3,504,000坡元)。此貸款收取市場現行利率之利息及無時定之還款期限。

iii) 一項予Gerard Corp之一聯營公司的貸款，數額為10,705,000坡元（二零零三年：16,335,000坡元）。此貸款收取市場現行利率之利息及無特定之還款期限。

iv) 一項因出售在馬來西亞的辦公室及貨倉予第三者之應收欠款，其數額為2,735,000坡元（二零零三年：零坡元）。

v) 將要給予合營公司之主要資產，在其賬目中被紀錄為應收賬，其數額為14,932,000坡元（二零零三年：15,835,000坡元）。

19. 應付賬項及費用

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
應付賬項及費用	43,451	58,501	866	9,121
重組營運之成本準備	18,279	56,113	17,937	56,113
欠合營公司款項：				
－ 貿易	788	–	–	–
－ 非貿易	16,695	8,942	25,373	–
欠聯營公司款項：				
－ 貿易	1,367	2,825	–	–
－ 非貿易	265	2	–	–
欠關連人士款項 *(附註18(b))*：				
－ 貿易	785	284	–	–
－ 非貿易	66	621	–	25
	81,696	127,288	44,176	65,259

重組成本準備包括了因與Schneider完成策略性聯盟所預期發生之成本及於期內的變動如下：

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
於一月一日之結存	56,113	–	56,113	–
增加	2,536	56,113	1,633	56,113
已使用款項	(40,370)	–	(39,809)	–
於三月三十一日／十二月三十一日之結存	18,279	56,113	17,937	56,113

因為對申請款額的澄清和確認，預期中該準備將會在未來十二個月中相當多地使用。

20. 財務租賃及貸款契約責任

	CIHL集團			
	最低之租賃還款		最低租賃還款之現值	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
財務租賃責任：				
一年內到期	114	77	102	72
二至五年期	100	92	85	85
	214	169	187	157
減：未來財務支出	(27)	(12)	–	–
租賃責任之現值	187	157	187	157
減：一年內到期列入流動負債	(102)	(72)		
二至五年內到期	85	85		

平均借貸年利率之範圍為4%至10%（二零零三年：3.3%至6%）。

21. 母公司

CIHL之直接母公司為GP工業集團有限公司（「GP工業」），一家於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市。金山工業（集團）有限公司（「金山工業」），一家於香港註冊成立之有限公司，其股份於香港聯合交易所有限公司上市，為CIHL之前主要股東，現透過其所持GP工業權益為CIHL之最終母公司。CIHL欠GP工業及金山工業之欠款均付帶商業利率之利息及無固定還款期。

22. 銀行貸款、透支及商業信貸

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
一年內須償還之銀行貸款 *（附註23）*	1,166	107,841	–	104,088
短期貸款	56,011	94,877	–	25,419
銀行透支	1,671	1,247	–	–
商業信貸	5,593	5,474	–	–
	64,441	209,439	–	129,507
其為：				
有抵押	157	1,687	–	–
無抵押	64,284	207,752	–	129,507
	64,441	209,439	–	129,507

CIHL集團之某些租賃土地及房產已抵押予銀行以取得上述之有抵押銀行借款（見附註8）。

銀行貸款、透支及商業信貸款之年利率的範圍為1.27%至7.75%（二零零三年：2.50%至7.00%）。

23. 銀行貸款

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
銀行貸款：				
有抵押	444	612	–	–
無抵押	1,832	112,314	–	107,588
	2,276	112,926	–	107,588
減：於一年內須償還款項（附註22）				
有抵押	(157)	(142)	–	–
無抵押	(1,009)	(107,699)	–	(104,088)
	(1,166)	(107,841)	–	(104,088)
	1,110	5,085	–	3,500

銀行貸款須於下列期內償還：

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
超過一年但不逾兩年	558	4,482	–	3,500
超過兩年但不逾五年	552	603	–	–
	1,110	5,085	–	3,500

CIHL集團之某些租賃土地及房產已抵押予銀行以取得上述之有抵押銀行借款（見附註8）。

銀行貸款之年利率範圍為2.00%至7.50%（二零零三年：2.50%至7.00%）。

二零零三年之無抵押銀行貸款包括一項於二零零一年九月經由銀團貸款取得之40,000,000美元及36,000,000坡元可轉讓貸款，以作為再融資現有之40,000,000美元可轉讓貸款。可轉讓貸款美元部份之利息基準以新加坡銀行同業拆息加1.10%邊際利率計算，其坡元部份以掉期利率加1.10邊際利率計算。可轉讓貸款於二零零四年九月償還。

董事認為該非流動銀行貸款的賬面值大概相當於其公平價格。

24. 遞延税項資產／(負債)

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
遞延税項資產	844	252	–	–
遞延税項負債	(1,867)	(1,679)	(1,500)	(1,618)
淨遞延税項負債	(1,023)	(1,427)	(1,500)	(1,618)

已被CIHL集團及CIHL確認之淨遞延税項(負債)資產的變動如下：

	累計税項折舊	税項損失	其他暫時差距	合計
	千坡元	*千坡元*	*千坡元*	*千坡元*
CIHL集團				
二零零三年一月一日之結存	(254)	526	(59)	213
貨幣調整	6	(1)	(24)	(19)
列作是年度支出	(263)	(381)	(759)	(1,403)
減：出售	474	(144)	(766)	(436)
加：購入	(237)	72	383	218
二零零三年十二月三十一日之結存	(274)	72	(1,225)	(1,427)
貨幣調整	7	4	(19)	(8)
是年度(支出)／收入	(348)	(150)	555	57
調整	60	104	191	355
二零零五年三月三十一日之結存	(555)	30	(498)	(1,023)

	累計税項折舊	税項損失	不能減免之離岸利息	合計
	千坡元	*千坡元*	*千坡元*	*千坡元*
CIHL				
二零零三年一月一日之結存	(161)	526	–	365
計入是年度收入／(支出)	151	(526)	(1,608)	(1,983)
二零零三年十二月三十一日之結存	(10)	–	(1,608)	(1,618)
計入是年度(支出)／收入	(10)	–	128	118
二零零五年三月三十一日之結存	(20)	–	(1,480)	(1,500)

25. **股本**

	CIHL集團及CIHL			
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
法定(每股面值0.30坡元普通股)	200,000	200,000	60,000	60,000
已發行及繳足:				
於一月一日之結存	122,644	120,390	36,793	36,117
是期間/年度發行	4,955	2,254	1,487	676
於三月三十一日/十二月三十一日之結存	127,599	122,644	38,280	36,793

於是財政年度,CIHL發行以下普通股股份:

i) 就認股權持有人行使根據CIHL之CIHL 1999認股權計劃授予之認購權,以現金每股1.9125坡元發行315,000股每股面值0.30坡元之普通股。

ii) 就認股權持有人行使根據CIHL之CIHL 1999認股權計劃授予之認購權,以現金每股2.025坡元發行60,000股每股面值0.30坡元之普通股。

iii) 就CIHL之以股代息計劃,以每股2.49坡元發行4,579,530股每股面值0.30坡元之普通股予選擇以股替代其可收取之二零零三年度末期股息之股東。

股本溢價賬目之變動載於股本變動表中。

CIHL尚未行使之認股權之細節詳載於董事局報告書中第5(f)段。

26. **前期調整**

於是期度,發生以下有關於上年度的調整是由於CIHL集團採用新加坡會計準則第8號之標準處理方法,把該等調整之影響計入前期之累積溢利中。

此前期調整是由於延遲收取一間位於澳洲的聯營公司之經審核財務報告。而該公司截至二零零三年六月三十日之財務報告錄得相當大之虧損。該虧損主要是因為按有關國家之會計準則減低土地的賬面值至可收回價值,及因遞延税項資產之可變現利益存疑而撇除所致。

CIHL集團的財務報表因前期調整的影響如下：

	前期報告 千坡元	商譽之 重新分類** 千坡元	上年度調整 千坡元	重新編列 千坡元
資產負債表項目				
所佔聯營公司股權：				
非上市股份投資成本	11,472	–	–	11,472
所佔收購後儲備	8,968	–	(3,026)	5,942
商譽	–	5,242	–	5,242
減值損失	(5,075)	–	–	(5,075)
於二零零三年十二月三十一日結存	15,365	5,242	(3,026)	17,581
收購附屬及聯營公司所資本化之商譽：				
於二零零三年一月一日之結存	11,569	–	–	11,569
貨幣調整	(27)	–	–	(27)
增加	2,031	–	–	2,031
出售	(548)	–	–	(548)
撇除	(7,462)	–	–	(4,462)
累計折舊	(321)	–	–	(321)
重新分類為所佔聯營公司權益	–	(5,242)	–	(5,242)
於二零零三年十二月三十一日之結存	5,242	(5,242)	–	–
重估儲備：				
於二零零三年一月一日之結存	25,502	–	–	25,502
所佔聯營公司之資產重估儲備	1,804	–	141	1,945
出售投資由重估儲備轉入累積溢利	(27,289)	–	–	(27,289)
於二零零三年十二月三十一日之結存	17	–	141	158
累積溢利：				
於二零零三年一月一日之結存	94,485	–	–	94,485
出售投資由重估儲備轉往累積溢利	27,289	–	–	27,289
出售投資由商譽轉入累積溢利	(27,017)	–	–	(27,017)
股東應佔溢利	109,028	–	(3,167)	105,861
股息	(17,155)	–	–	(17,155)
於二零零三年十二月三十一日之結存	186,630	–	(3,167)	183,463
損益表項目				
其他營業支出	(4,296)	276	–	(4,020)
所佔聯營公司業績	16,816	(276)	(2,823)	13,717
稅項	(12,601)	–	(344)	(12,945)
股東應佔淨利潤	109,028	–	(3,167)	105,861

** *因購買而產生之商譽重新分類為所佔聯營公司權益及攤銷至所佔聯營公司業績。*

27. 租賃承擔

	CIHL集團		CIHL	
	截至二零零五年三月三十一日十五個月止	截至二零零三年十二月三十一日十二個月止	截至二零零五年三月三十一日十五個月止	截至二零零三年十二月三十一日十二個月止
	千坡元	*千坡元*	*千坡元*	*千坡元*
營業租賃下最少租賃付款金額	2,745	3,534	–	79

於資產負債表日，未列賬於財務報表之未來營業租賃承擔如下：

	CIHL集團		CIHL	
	二零零五年三月三十一日	二零零三年十二月三十一日	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*	*千坡元*	*千坡元*
一年內	1,232	1,756	–	81
二至五年內	831	963	–	78
超過五年	1,804	1,571	–	–
	3,867	4,290	–	159

28. 資本承擔

	CIHL集團	
	二零零五年三月三十一日	二零零三年十二月三十一日
	千坡元	*千坡元*
已簽約但未撥備之資本承擔	1,482	6,686
已批准但未簽約之資本承擔	41	–
	1,523	6,686

29. 其他承擔

a. 按二零零三年十二月二十二日訂立之經修訂合營協議，CIHL擁有奇勝認沽權出售其於奇勝亞洲之全部50%權益予Schneider，而Schneider則擁有Schneider認購權認購CIHL於奇勝亞洲之全部50%權益。在須達至若干條件之限制下，CIHL可於二零零四年十二月二十一日後任何時間行使認估權，而Schneider可於二零零七年四月一日後90天內及二零零八年四月一日後任何時間行使Schneider認購權。此外，在發生合營協議內列出之若干事件之任何時間，包括Schneider或（可能）CIHL嚴重違反合營協議之若干條款，或Schneider或（可能）CIHL之控制權出現變動，均可導致奇勝認沽權或Schneider認購權被有關人仕行使。

倘若奇勝認沽權或Schneider認購權被行使，該行使價應代表CIHL在奇勝亞洲集團之股權百分比或以下兩項中最大之一項：

(i) 按奇勝亞洲集團之除利息及稅項前溢利之倍數減去其財務負債所計算之金額；及

(ii) 按奇勝亞洲集團之綜合股東資金之倍數加8,000,000美元之金額所計算之金額。

視乎是奇勝認沽權或Schneider認購權被行使的情況而定。

在受限制下或以成本角度來看，均不能可靠地決定這些認沽／認購權之公平價格。奇勝認沽權和Schneider認購權的行使價格在以上之段落披露。

b. 於期末，CIHL之未完成遠期外匯合約如下：

	二零零五年三月三十一日	二零零三年十二月三十一日
買入	–	55,815,000坡元
賣出	–	50,000,000澳洲元
確認負債之公平價格	–	7,510,000坡元

30. **或然負債（無抵押）**

	CIHL集團		CIHL	
	二零零五年三月三十一日 千坡元	二零零三年十二月三十一日 千坡元 (重新編列)	二零零五年三月三十一日 千坡元	二零零三年十二月三十一日 千坡元
出口票據貼現附追索權	482	227	–	–
予聯營公司之銀行貸款擔保	9,443	9,013	9,443	9,013
被附屬公司使用之銀行貸款擔保	–	–	29,900	37,700
被合營公司之附屬公司使用之銀行貸款擔保	5,160	24,273	10,320	48,547
	15,085	33,513	49,663	95,260

31. 附屬公司

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百份率 二零零五年三月三十一日 %	所持有效權益百份率 二零零三年十二月三十一日 %	投資成本 二零零五年三月三十一日 千披元	投資成本 二零零三年十二月三十一日 千披元
Ample Technique Sdn Bhd (ii)	馬來西亞	物業投資	100	100	796	796
Ashton Investments Pte Ltd (i)	新加坡	投資控股	100	100	#	#
Bowden (Australia) Pty Ltd (vii)	澳洲	投資控股	100	100	#	6,438
寶頓電器(惠州)工業有限公司(v)	中國	生產及銷售電器電線配件,電子控制裝置及有關產品	100*	100*	–	–
寶頓實業有限公司(iii)	香港	控股投資、產製及銷售電器電線配件、電子控制裝置及有關產品	100	100	54,184	54,184
惠山電器工業有限公司(iii)	香港	控股投資	100*	100*	–	–
惠山電器開關(香港)有限公司(iii)	香港	控股投資	100*	100*	–	–
寶頓塑管(惠州)有限公司(v)	中國	生產及銷售塑料線管及有關產品	100*	100*	–	–
Burgess Investments Limited (vii)	巴哈馬	投資控股	100	100	#	#
Clipsal Marketing (Pvt) Ltd (vi)	斯里蘭卡	推廣及銷售電器裝置產品	51	51	19	19
Dragon Star Enterprises Limited (vii)	英屬維爾京群島	投資控股	100	100	#	#
達倡有限公司(iii)	香港	投資控股	100*	100*	–	–
Fortune Way Developments Limited (vii)	英屬維爾京群島	物業投資	100*	100*	–	–

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百份率 二零零五年三月三十一日 %	所持有效權益百份率 二零零三年十二月三十一日 %	投資成本 二零零五年三月三十一日 千坡元	投資成本 二零零三年十二月三十一日 千坡元
佛山市超霸電工電器有限公司前稱G.P. Electrical Industries (Shunde) Co Ltd (iii)	中國	生產及銷售電器及電子產品	100*	100*	–	–
協勝(惠州)工業有限公司 (iv)	中國	生產及銷售電器及電子產品	100*^	47.5*^	–	–
金超霸照明科技(惠州)有限公司(前稱貝亞亮照明(惠州)有限公司(v))	中國	生產及銷售照明產品及配件	90*	90*	–	–
金超霸照明科技(香港)有限公司(前稱貝亞亮照明(香港)有限公司(ii))	香港	銷售照明產品及有關電器產品	100	100	2	2
Gourmets of Asia Limited (ii)	香港	推廣及銷售酒類產品	100*	100*	–	–
Pacific Fame Investments Ltd (vii)	英屬維爾京群島	投資控股	100	100	#	#
Pinberry Investments Limited (vii)	英屬維爾京群島	投資控股	100*	100*	–	–
Refour Group Ltd (vii)	英屬維爾京群島	銷售電器及電子產品	100*	100*	–	–
Regal Trinity Limited (vii)	英屬維爾京群島	投資控股	100*	100*	–	–
星亮科技有限公司(ii)	香港	投資控股	100*	100*	–	–
Tarway Two Pty Ltd (vii)	澳洲	投資控股	100*	100*	–	–
					55,001	61,439

(i) 由新加坡德勤會計師行核數。

(ii) 由德勤•關黃陳方會計師行之成員公司核數。

(iii) 由其他會計師行，廣東德正有限責任會計師事務所核數。

(iv) 由其他會計師行，惠州市正大會計師事務所有限公司核數。

(v) 由其他會計師行，惠州中鴻信粵龍會計師事務所核數。

(vi) 由其他會計師行，SJMS Associates Chartered Accountants核數。

(vii) 因成立地方並沒法定核數之要求，所以並沒有進行核數。

* 由CIHL之附屬公司直接持有

^ 於期內成為附屬公司

\# 投資成本低於1,000坡元

32. **聯營公司**

主要聯營公司如下：

聯營公司名稱	成立及營運地方	主要業務	所持有效權益百份率 二零零五年三月三十一日 %	所持有效權益百份率 二零零三年十二月三十一日 %	投資成本 CIHL集團 二零零五年三月三十一日 千坡元	投資成本 CIHL集團 二零零三年十二月三十一日 千坡元	投資成本 CIHL 二零零五年三月三十一日 千坡元	投資成本 CIHL 二零零三年十二月三十一日 千坡元
Clipsal Components (Pvt) Ltd (iii)	斯里蘭卡	產製及銷售零部件作電器電線配件	49*	49*	–	–	–	–
Clipsal Lanka (Private) Limited (iii)	斯里蘭卡	產製及銷售電器電線配件	49	49	18	18	18	18
惠山電控(惠州)有限公司(vi)	中國	產製及推廣工業用電氣開關及有關產品	47.5*	47.5*	–	–	–	–
惠山電控(香港)有限公司(i)	香港	投資控股及推廣工業用電氣開關及有關產品	50*	50*	645	645	–	–
Clipsal (Thailand) Co., Ltd (ii)	泰國	推廣及銷售電器電線配件，電子控制裝置及有關產品	(a)	49*	–	1,383	–	–
協勝(惠州)工業有限公司(v)	中國	產製及銷售電器及電子產品	(b)	47.5*	–	2,065	–	–

聯營公司名稱	成立及營運地方	主要業務	所持有效權益百分率 二零零五年三月三十一日 %	所持有效權益百分率 二零零三年十二月三十一日 %	投資成本 CIHL集團 二零零五年三月三十一日 千坡元	投資成本 CIHL集團 二零零三年十二月三十一日 千坡元	投資成本 CIHL 二零零五年三月三十一日 千坡元	投資成本 CIHL 二零零三年十二月三十一日 千坡元
協勝(香港)有限公司(iv)	香港	銷售電器及電子產品	50*	50*	1	1	–	–
興旺科技有限公司(viii)	香港	發展、產製及推廣廣泛系列無線電頻譜及數據傳輸產品及配件	35*	35*	503	503	–	–
惠州市德賽超霸電氣有限公司(viii)	中國	產製及銷售電器及電子產品及配件	49*	49*	1,090	1,090	–	–
兆光科技有限公司(i)	香港	發展、產製及分銷發光二極管組裝屏幕產品	29.55*	29.55*	2,593	2,593	–	–
Tapestry Vineyards Pty Ltd (iii)	澳洲	Vineyard	49*	49*	3,174	3,174	–	–
					8,024	11,472	18	18

(i) 由德勤會計師行成員公司核數。

(ii) 由畢馬威會計師事務所成員公司核數。

(iii) 由其他核數師，Nihal Hettiarachchi & Co., Chartered Accountants核數。

(iv) 由其他核數師：梁嘉滿會計師樓核數。

(v) 由其他核數師：惠州市正大會計師事務所有限公司核數。

(vi) 由其他核數師：惠州中鴻信粵龍會計師事務所核數。

(vii) 由其他核數師：黃循強會計師事務所核數。

(viii) 由其他核數師：惠州天信會計師事務所有限公司核數。

* 間接股份

(a) 於期內成為合營公司之附屬公司

(b) 於期內成為附屬公司

33. 關連人仕交易

除於賬目其他部份披露之關連人仕交易外，CIHL集團以正常商業條款所進行之關連人仕交易如下：

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止十二個月
	千披元	*千披元*
出售予關連人仕	91	123
購入自關連人仕	2,049	2,677
自關連人仕之租金收入	23	31
已付關連人仕之租金	69	25

34. 分類資料

CIHL集團之主要業務遍及中華人民共和國（包括香港）及其他亞洲國家。CIHL集團之風險及回報之主要來源及性質乃按其生產設施及資產所在地之地域區分。因此，其主要分類資料乃以資產所在地之地域劃分。

截至二零零五年三月三十一日止十五個月，按地域劃分之集團資料分類如下：

按地域劃分之資產分類：

	香港及中國		其他亞洲國家		其他		對銷		綜合	
	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
	(重新編列)				(重新編列)				(重新編列)	
收入										
對外銷售	63,742	81,938	63,068	75,551	30,185	31,785	–	–	156,995	189,274
內部銷售劃分	9,094	10,420	6,880	7,663	37	–	(16,011)	(18,083)	–	–
總收入	72,836	92,358	69,948	83,214	30,222	31,785	(16,011)	(18,083)	156,995	189,274
業績										
業績劃分	(15,300)	(1,958)	7,708	6,144	6,858	1,248			(734)	5,434
銀行貸款利息									(5,047)	(6,720)
未計特殊項目前虧損									(5,781)	(1,286)
特殊項目									9,970	107,883
未計所佔聯營公司業績前溢利									4,189	106,597
所佔聯營公司業績	(1,611)	(389)	885	1,494	–	12,612			(726)	13,717
除稅前溢利									3,463	120,314
稅項									(2,077)	(12,945)
除稅後溢利									1,386	107,369
少數股東權益									(533)	(1,508)
股東應佔溢利									853	105,861

	香港及中國		其他亞洲國家		其他		對銷		綜合	
	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日	截至二零零五年三月三十一日	截至二零零三年十二月三十一日
	千坡元	千坡元 (重新編列)	千坡元	千坡元	千坡元	千坡元 (重新編列)	千坡元	千坡元	千坡元	千坡元 (重新編列)
資產負債表										
資產劃分	230,072	219,030	61,964	278,830	157,516	97,300			449,552	595,160
所佔聯營公司權益	8,632	14,748	1,094	2,833	–	–			9,726	17,581
非上市公司股本投資	–	–	–	–	58,080	112,516			58,080	112,516
可收回稅項									560	738
遞延稅項資產									844	252
綜合總資產	238,704	233,778	63,058	281,663	215,596	209,816			518,762	726,247
負債劃分	31,967	49,886	45,862	75,926	4,573	4,465			82,402	130,277
財務租賃責任									187	157
銀行貸款、透支及入口貸款									65,551	214,524
應付稅項									2,463	1,430
遞延稅項									1,867	1,679
綜合總負債	31,967	49,886	45,862	75,926	4,573	4,465			152,470	348,067
其他資料										
附加:										
固定資產	7,241	24,052	2,863	2,801	1,245	3,274			11,349	30,127
遞延支出	1,567	285	44	24	–	–			1,611	309
ULTI知識產權	–	–	–	–	–	3,180			–	3,180
商譽	99	1,993	–	38	–	–			99	2,031
非現金支出:										
折舊及攤銷	7,444	6,189	2,907	4,292	404	264			10,755	10,745

按客戶地域之營業額劃分

	CIHL集團	
	截至二零零五年三月三十一日止十五個月	截至二零零三年十二月三十一日止年度
	千坡元	千坡元
香港及中國	57,144	74,588
其他亞洲國家	56,071	70,148
澳洲及其他	43,780	44,538
	156,995	189,274

CIHL集團之主要業務為發展、產製及推廣電器裝置產品，而CIHL集團大部份資產均投放於這些業務之中。

35. **財務工具及風險管理政策**

a. *信貸風險*

信貸風險為若當事人不履行合約責任將導致CIHL集團蒙受損失之風險。CIHL集團持續進行信貸評估當事人之財務狀況，一般並不會要求抵押品。

CIHL集團並沒有就任何個別當事人或任何類似性質之當事人集團承擔任何重大信貸風險。

b. *利率風險*

利率風險指CIHL集團於承受利息之債項和承受利息之資產中之相關風險。非流動應收賬款之利率及還款條款已於財務報表備註15披露，短期及長期債項之利率及還款條款已於財務報表備註22及23披露。

c. *外幣換算風險*

CIHL集團外幣換算風險主要由美元、澳元及港元兌換為CIHL之主要貨幣新加坡元之滙率浮動所產生。

該等風險可透過採用自然套戥加以管理，對沖以外幣為本位之財務資產及負債。

CIHL擁有數個於外地附屬公司之投資，此等投資之淨資產承受滙率換算風險。

d. *流動性風險*

流動性風險指CIHL集團於履行償還短期債務時面對之困難。流動性風險可依靠收入及支出週期之協調加以管理。CIHL集團營運資金主要來自股本及累積溢利。

e. *財務資產及負債之公平淨值*

資產負債表中所報告之財務資產及負債之公平淨值依財務報表備註2當中之會計政策決定與該等資產及負債之現時賬面值相約。

36. **比較數字**

截至二零零五年三月三十一日止之財務期度包括由二零零四年一月一日至二零零五年三月三十一日止期間十五個月。截至二零零三年十二月三十一日止之財務年度包括截至二零零三年十二月止之十二個月某些比較數字已經重新分類以符合本年度之編列。

業務回顧

截至二零零二年十二月三十一日止年度之業務回顧

於回顧年度，CIHL在亞洲區大部份主要市場的營商環境於去年競爭仍然非常劇烈，雖然市況艱巨，CIHL集團透過積極的市場推廣活動、推出新產品、開拓新的業務範疇及新興市場的銷售增長，將整體營業額的跌幅收窄。在競爭激烈的營商環境中，CIHL集團透過推行持續改善計劃提高營運效率，令主要市場的毛利率得到改善。

北亞洲市場

在中國，經濟持續理想增長，建築市場仍然強勁但十分激烈，主要是由於中國市場有大量本地製造商，加上自中國加入世界貿易組織後關稅降低而湧進市場的跨國競爭對手所致。為鞏固市場地位，CIHL集團去年於國內主要城市加強市場推廣和宣傳活動，提高消費者對「Clipsal奇勝」品牌的認知，市場反應十分理想。CIHL集團策略性地先後推出中價的E1000系列電器配件、經改良的C-Spectra千色龍系列電器配件、C-Bus智能樓宇管理系統及數據通訊產品等，以刺激銷售。CIHL集團增聘具經驗的幹練員工，以增強銷售實力，尤其致力發展零售網絡及拓展分銷渠道。

由於香港整體經濟及地產市道仍然疲弱，CIHL集團一再調低產品售價以應付市場競爭及保持市場佔有率。

在台灣，物業市場及建築業依然低迷。CIHL集團鞏固電器配件分銷網絡，並委任更多系統集成商，負責安裝C-Bus智能樓宇管理系統及提供相關服務。

東南亞市場

在新加坡，由於公營及私人住宅樓宇供應過剩，經濟前景不樂觀及失業率上升，令二零零二年之市場競爭加劇，市場進一步緊縮。

馬來西亞市場疲弱，政府資助項目繼續主導樓宇及建築業。儘管競爭激烈，惟CIHL集團之營業額仍然錄得輕微增長，主要是由於CIHL集團在電器配件市場擁有主導優勢，加上新開發C-Bus智能樓宇管理系統和數據通訊產品所致。

在印尼市場，由於當地貨幣穩定，故此CIHL集團錄得較高之銷售額。CIHL集團在印尼推出更多新項目，主要為當地資助的項目。然而，十月的炸彈襲擊拖慢當地建築發展項目。

CIHL在斯里蘭卡的表現繼續令人滿意，主導電器配件及低壓開關市場。由於巴基斯坦貨幣強勢及外國資助增加，故此當地經濟亦有所增長。

澳洲

澳洲的營商環境特別是住宅市場維持向好，主要由於當地的低利率及積極的市場推廣和宣傳活動。住宅市場需求殷切，而工業及商業市場則有穩定需求，而智能樓宇管理系統及數據通訊產品的高增長亦帶來可觀的增幅。整體而言，尤其在下半年度，CIHL集團的聯營公司Gerard Industries Pty Ltd無論在銷售、盈利能力及市場佔有率均錄得增長。

新興市場

在越南，由於電器配件及微型斷路器之需求殷切，故此CIHL集團之銷售及溢利均有健康的增長。

CIHL集團擁有39.83%權益的意大利聯營公司Lovato SpA從事開發、生產及推銷工業用開關裝置。年內之營業額增加，繼續對CIHL集團業績有盈利貢獻。

中東市場錄得強勁的銷售增長，沙地阿拉伯的銷售上升了一倍，至二零零二年底產品共銷往15至18個國家。經濟繼續增長，尤其是酒店與渡假村發展項目及商業樓宇項目持續上升。由於部份海灣國家准許外地人在當地擁有住宅物業，故此私人住宅發展項目亦不斷增加。

菲律賓及泰國等其他新興市場雖然價格競爭激烈，但需求仍有增長。

總結

由於亞洲普遍經濟放緩，加上伊拉克戰爭的影響，預期亞洲市場仍然反覆。

加入世貿後，中國市場將會增長，但競爭仍然激烈。二零零八年北京奧運會及二零一零年上海博覽會在中期內提供大量商機。CIHL集團將致力拓展分銷網絡，尤其針對第二及第三級城市之零售市場，此乃由於當地居民日漸富裕，對優質住宅物業的需求增加。儘管香港政府實施多項支持住宅物業市場之政策，惟預期市道仍然疲弱。

在新加坡，由於經濟前景不明朗，加上住宅物業供應過剩，預料市場於二零零三年仍然疲軟。自當地的指定產品條例修改後，市場引入更廉價的外國電器配件，使市場競爭加劇。馬來西亞政府增加興建住屋及商業樓宇的開支，市場需求預料將會改善。CIHL集團將擴充中東業務的生產規模，以提高成本效益及受惠於海灣合作國家之和諧關稅計劃。

由於澳洲的利率穩定，建築業將繼續保持穩定增長。Gerard Industries將推行全面的市場推廣活動以提高市場增長，尤其以數據通訊產品和C-Bus智能照明管理系統為主，同時亦致力改善營運效率。

CIHL集團將繼續改善營運效率，並會透過持續改進計劃減低產品成本和經營成本。CIHL集團將推出更多新產品，包括ULTI高級電器配件系列，以鞏固其在亞洲大部份主要市場的領導地位。此外，CIHL集團將繼續投放更多資源在市場推廣及宣傳、開拓策略性業務範疇及鞏固分銷網絡。

截至二零零三年十二月三十一日止年度之業務回顧

由於主要市場穩步發展，加上中東建設活動增加，故此CIHL集團於第四季之銷售錄得較平穩的增長。CIHL集團透過持續改善營運效率，整體邊際毛利保持穩定。

北亞洲市場

中國市場逐漸自爆發非典型肺炎的影響中復甦，於第三季末已有改善，隨著CIHL集團將其營運架構改為以產品及客戶為本，電器配件及電子產品在第四季之銷售錄得令人鼓舞的增長，在競爭熾熱的市況下仍然能夠進一步增加市場佔有率。然而，由於照明設備及數據通訊產品之銷售主要視乎個別項目而定，故此有關銷售反覆不定。

在香港，新項目的物業市場仍然疲弱，惟二零零三年第四季翻新工程市場已漸見復甦跡象。

東南亞市場

於二零零二年四月修訂指定產品條例後，新加坡市場的價格競爭加劇。上述修訂後，大量新競爭對手（主要來自中國）湧現，而該等進口產品之質量亦大有改善。公共及私人住宅物業供應過剩使發展項目擱置及延遲進行，亦使公共住宅項目數量減少。然而，CIHL集團的全年銷售仍錄得平穩增長。

在馬來西亞，建築業主要在基建及中低檔住房項目帶動下保持發展。儘管競爭激烈，惟CIHL集團仍能透過具競爭力之定價政策及積極宣傳，維持市場份額。

澳洲

CIHL集團之聯營公司Gerard Industries Pty Ltd繼續錄得可觀盈利。然而，由於未能保持去年奇佳的業績，故此聯營公司之整體貢獻有所下降。

新興市場

在中東市場，巴林、卡塔爾及伊拉克之銷售理想。當委任約旦地區代表後，敍利亞、黎巴嫩及約旦之銷售均有增長。在阿聯酋，經濟活動持續強勁增長。新酒店及渡假村項目、商業樓宇及私人住宅發展項目進一步推高銷售額，尤其集中於杜拜之建設項目。

印尼、越南及南韓等新興市場年內不斷發展，而斯里蘭卡、巴基斯坦、泰國及菲律賓市場亦表現理想。

與施耐德電氣成立合營公司

於二零零三年十二月二十二日，CIHL集團完成與法國施耐德電氣公司之交易，成立各佔50%權益之合營公司，以在亞洲開發、生產及分銷電器配件及裝置系統。同時，CIHL集團亦將Gerard Industries所持之電器配件及裝置系統業務全部權益出售。

因此，施耐德電氣取得「CLIPSAL奇勝」品牌，而新合營公司奇勝亞洲集團有限公司（「奇勝亞洲」）獲授「CLIPSAL奇勝」品牌的亞洲使用權。為免混淆，公司將名稱由奇勝工業（集團）有限公司改為CIH Limited。

根據合營協議之條款，CIHL可於二零零四年十二月一日後選擇在達成若干條件的情況下，向施耐德電氣出售所持之奇勝亞洲全部50%權益。施耐德電氣亦可於二零零七年四月一日後90日內或於二零零八年四月一日後隨時選擇收購CIHL所擁有之奇勝亞洲全部50%權益。

增加投資

年內，CIHL集團繼續擴大盈利基礎，並增加對策略業務之投資。CIHL集團將所擁有之兆光科技有限公司之股權由25%增至29.76%。該公司從事開發、生產及分銷發光二極管(「LED」)大型屏幕產品。

總結

二零零四年，CIHL集團將亞洲電器配件及裝置系統業務轉型為與施耐德電氣組成策略聯盟，標誌著CIHL發展的重大里程。CIHL在商住電器配件及裝置系統業務已建立市場地位，而施耐德則在工業電路保護產品市場具有優勢。因此，上述合營公司可提高生產能力、建立更強大之地區分銷網絡及增加規模經濟效益，為客戶提供更全面的產品。

年內，亞洲營商環境普遍向好，惟建築及樓宇業預期仍然競爭激烈。與施耐德電氣成立之合營公司將繼續提高品牌知名度及市場地位，提供各式各樣之電器配件以迎合中高檔市場之需要。預期與施耐德電氣合作之協同效益將使該合營公司日後之營業額及盈利能力繼續增加。

奇勝亞洲集團之主要市場中國持續改善，但由於中國加入世界貿易組織後，開放市場使競爭加劇。隨著二零零八年北京奧運會及二零一零年上海博覽會將至，預期北京及上海之體育館、綜合運動場、酒店及展覽中心之商業及項目發展將會增加，為奇勝亞洲集團帶來大量商機。奇勝亞洲集團不斷致力擴展分銷網絡，尤其是二級及三級城市之零售市場。

中東業務繼續受惠於海灣合作國家之和諧關稅計劃及生產業務擴展。隨著二零零四年一級方程式賽事首度在巴林舉行及亞洲運動會將於二零零六年在卡塔爾舉行，預期基建發展及酒店之商業及項目發展將會增加，為奇勝亞洲集團之中東業務創造大量商機。

奇勝亞洲集團繼續透過持續改善計劃，節省生產及營運成本。為鞏固在大部份亞洲主要市場之領導地位，奇勝亞洲集團計劃進一步提高ULTI品牌之知名度，同時加強推廣較高檔之產品系統，如ULTI及C-Metro系統電器配件。集團亦推出長期客戶推廣計劃，進一步鞏固與客戶及特別客戶之關係。當CIHL集團向合營公司注入亞洲電器配件與裝置系統業務以及完成出售澳洲電器配件與裝置業務後，CIHL集團保留對照明設備業務、兆光大型屏幕業務之投資，以及Gerard Industries餘下業務（現時併入Gerard Corporation Pty Ltd）之40%投資。

CIHL集團擬繼續投資照明設備業務（尤其是中國），並將Pierlite Lighting China Ltd發展為Pierlite與GP品牌下更具規模之業務。此外，CIHL集團亦將兆光之30%股權持作長期投資。

截至二零零五年三月三十一日止十五個月之業務回顧

緒言

自二零零三年底成立以來，CIHL集團與法國施耐德電氣公司（「施耐德」）成立各佔50%股權之合營公司奇勝亞洲集團有限公司（「奇勝亞洲」）之電器配件及裝置系統業務銷售一直令人鼓舞。於回顧的15個月財政期間，隨著亞洲市場逐漸復甦及中東建設項目增加，銷售額大幅增長。然而，價格競爭仍然激烈。由於原料價格上漲、出售滯銷存貨及積極投資宣傳與廣告活動，故此毛利由上一個財政年度的32.6%減至30.6%。

北亞洲市場

中國經濟繼續顯著增長，但中國政府之宏觀調控（包括收緊信貸）使部份大型建設項目之發展放緩。在極度激烈之競爭環境下，奇勝亞洲之電器配件仍略有增長。另一方面，奇勝亞洲成功推出電子控制及數據通訊產品，憑著其創新而獨特之設計及優良質素，銷售額大幅上升。

在香港，住宅物業市場持續顯著復甦，酒店及服務式公寓之發展及翻新工程不斷增加。隨著消費者的消費信心及意慾改善，經銷商之銷售額亦有所上升。

東南亞市場

在新加坡，公共及私人住宅物業持續供應過剩導致發展項目延遲進行或擱置。為節省成本及提高銷售效率，奇勝亞洲將電器配件、電子控制及數據通訊業務合併。

在馬來西亞，儘管建築業出現負增長，惟憑著奇勝之著名品牌及在電器配件市場之領導地位，住宅項目之銷售額仍有增長。過往數年新增之C-Bus智能照明系統及數數通訊產品表現一直理想，有助提高銷售額。

其他市場

在中東，隨著當地建設活動頻繁及推出多個大型項目，奇勝亞洲之銷售持續增長，進一步鞏固其市場地位。為支持該區之銷售增長，集團於二零零四年六月在Sharjah International Free Zone興建的新廠房安裝及運用新型注模及擠壓設備。

印尼、泰國及巴基斯坦等其他亞洲市場之發展亦令人鼓舞，帶動整體銷售額上升。然而，越南、台灣、菲律賓及南韓等美式市場之發展則相對較慢。

至於照明設備業務，CIHL集團作出重要的策略決定，由Pierlite品牌改為GP品牌。儘管上述策略步署長對照明設備業務之長遠發展有所裨益，惟會對中國及香港之營業額有短暫的影響。CIHL集團於二零零五年三月及五月分別在中國及香港市場正式推出GP Lighting新品牌產品。GP品牌產品主要針對中高價市場。CIHL集團亦增聘工程人員，以加快新產品之開發及重整現有產品組合，提高成本效益。

財務回顧及重整投資

收取與施耐德交易之所得款項後，CIHL集團之財務狀況顯著改善。部份所得款項已用作減少CIHL集團之銀行借貸，包括償還須於二零零四年九月償還之可轉讓貸款40,000,000美元加36,000,000坡元。

減少銀行借貸後，本財政期間之利息成本亦相應下降。為應付CIHL集團日後投資及營運資金之需要，CIHL於二零零五年二月與銀行及財務機構組成之銀團訂立協議，借入另一筆為數30,000,000美元之可轉讓貸款。該筆可轉讓貸款須於一年內提取，並須於提取後3年內償還。

CIHL集團繼續投資策略業務。為增加照明設備產品種類，CIHL集團收購台灣Primo Lite Co., Ltd之10%股權。該公司在台灣及中國從事開發、生產及供應發光二極管（「LED」）照明產品、相關控制系統及配件。CIHL集團可於日後選擇收購Primo Lite不超過49%之股權。

為整頓現有投資項目，CIHL將澳洲Gerard Corporation Pty Ltd（「Gerard Corp」）之投資由40%減至19%。Gerard Corp於二零零三年底成立，以接管完成澳洲施耐德交易時之Gerard Industries Pty Ltd非核心資產，包括物業持有、農場、種植、印刷及紙盒業務。出售Gerard Corp之21%權益符合CIHL集團出售非核心業務之策略。

以下為列載CIHL截至二零零五年十二月三十一日止三個季度未經審核CIHL財務資料之CIHL季度報告。

第一季度財務報表

1(a) CIHL集團損益表連同上一個財政年度同期之比較報表

截至二零零五年六月三十日止季度

	截至二零零五年六月三十日止季度 千坡元	重列* 截至二零零四年六月三十日止季度 千坡元	(%) 變化
營業額	33,344	33,766	(1.25)
銷售成本	(23,768)	(22,981)	3.42
毛利	9,576	10,785	(11.21)
其他收入	2,803	5,375	(47.84)
分銷支出	(6,633)	(6,583)	0.76
行政支出	(6,642)	(5,764)	15.22
匯兑收益／(虧損)	1,498	(5,149)	(129.09)
其他支出	(275)	(3)	9,066.66
借貸利息	(759)	(1,200)	(36.75)
未計特殊項目前虧損	(432)	(2,539)	(83.00)
特殊項目	314	–	–
未計聯營公司業績前虧損	(118)	(2,539)	(95.36)
所佔聯營公司業績	(153)	(231)	(33.71)
除税前虧損	(271)	(2,770)	(90.22)
税項	(398)	(213)	86.79
除税後虧損	(669)	(2,983)	(77.57)
屬於：			
CIHL股東	(1,034)	(3,094)	(66.59)
少數股東權益	365	111	228.90
	(669)	(2,983)	(77.57)

*　*請參閱第5a段有關前期調整及其對CIHL集團與CIHL財務報表影響之附註。*

	截至二零零五年六月三十日止季度	截至二零零四年六月三十日止季度
	千坡元	*千坡元*
計入其他收入之股息收入	–	2,224
計入其他收入之利息收入	2,348	1,968
折舊及攤銷	(1,935)	(2,089)
壞賬(撥備)/撥回及壞賬撇銷(淨額)	(219)	21
陳舊存貨(撥備)/撥回及陳舊存貨撇銷(淨額)	(78)	562
出售/撇銷固定資產淨(虧損)/收益	(73)	9
過往年度之税務負債不足撥備	(132)	–
收購一間附屬公司之折讓	171	–

特殊項目

	截至二零零五年六月三十日止季度	截至二零零四年六月三十日止季度
	千坡元	*千坡元*
重組業務之收益淨額	314	–

1(b)(i) CIHL集團及CIHL之資產負債表連同上一個財政年度同期之比較報表

	CIHL集團		CIHL	
	二零零五年六月三十日	二零零五年三月三十一日	二零零五年六月三十日	二零零五年三月三十一日
	千坡元	千坡元	千坡元	千坡元
固定資產	36,232	32,627	561	599
所佔附屬公司權益	–	–	185,100	196,071
所佔聯營公司權益	9,704	9,726	–	–
所佔合營公司權益	–	–	101,946	101,946
非上市股本權益	59,041	58,080	–	–
其他投資	2,445	2,403	194	194
非流動應收賬項	138,421	140,274	6,775	6,665
遞延税項資產	856	844	–	–
無形資產	10,341	10,626	–	–
	257,040	254,580	294,576	305,475
流動資產	271,946	264,182	44,426	33,861
流動負債	(155,749)	(148,930)	(42,763)	(44,419)
流動資產／(負債)淨額	116,197	115,252	1,663	(10,558)
非流動負債	(3,563)	(3,540)	(1,500)	(1,500)
	369,674	366,292	294,739	293,417
資本來源:				
股本	38,325	38,280	38,325	38,280
儲備	325,381	322,517	256,414	255,137
	363,706	360,797	294,739	293,417
少數股東權益	5,968	5,495	–	–
	369,674	366,292	294,739	293,417

固定資產增加主要是由於擴充中國惠州之生產設施所致。

1(b)(ii) CIHL集團借貸及債務證券總額

須於一年內或於要求時償還之金額

二零零五年六月三十日		二零零五年三月三十一日	
有抵押	無抵押	有抵押	無抵押
262,000	59,239,000	259,000	64,284,000

須於一年後償還之金額

二零零五年六月三十日		二零零五年三月三十一日	
有抵押	無抵押	有抵押	無抵押
330,000	926,000	372,000	823,000

抵押詳情

CIHL集團根據財務租賃及租購合約持有之固定資產之賬面淨值總額為316,000坡元(二零零五年三月三十一日:233,000坡元)。

CIHL集團賬面淨值總額2,293,000坡元(二零零五年三月三十一日:2,264,000坡元)之租賃土地及樓宇已抵押予銀行,作為CIHL集團所獲按揭貸款之擔保。

1(c) CIHL集團現金流量表連同上一個財政年度同期之比較報表

	截至二零零五年六月三十日止季度 *千坡元*	重列* 截至二零零四年六月三十日止季度 *千坡元*
經營業務所得現金流量：		
未計聯營公司業績之虧損（已扣除特殊項目）	(118)	(2,539)
不涉及現金流量之調整：		
攤銷遞延支出	636	654
攤銷商譽	–	10
已確認為收入之收購附屬公司之折讓	(171)	–
固定資產折舊	1,299	1,425
固定資產撇銷	80	4
利息支出	759	1,200
利息收入	(2,348)	(1,968)
出售固定資產之收益（淨額）	(7)	(13)
重組業務之特殊收益淨額	(314)	–
計算營運資金變動前之營業虧損	(184)	(1,227)
存貨及在製品	275	(1,138)
應收賬項及預付款項	16,746	57,804
應付賬項及應計費用	10,130	(22,744)
應付最終控股公司款項	1,217	427
經營業務所得現金	28,184	33,122
已付所得稅	(301)	(404)
已付利息	(717)	(1,200)
已收利息	374	1,968
經營業務所得現金淨額	27,540	33,486
投資活動所得現金流量：		
收購一間附屬公司，已扣除所收購現金 *(附註A)*	(513)	–
支付遞延支出	(200)	(887)
出售固定資產所得款項	1,068	103
購入固定資產之付款	(4,602)	(2,049)
投資活動所用現金淨額	(4,247)	(2,833)

	截至二零零五年六月三十日止季度 千坡元	重列* 截至二零零四年六月三十日止季度 千坡元
融資活動所得現金流量：		
（償還）／提取短期銀行借貸淨額	(10,030)	9,042
取得長期銀行借貸	234	181
償還長期銀行借貸	(188)	(40,267)
發行股份，已扣除支出	337	261
少數股東權益	–	(453)
財務租賃及租約合約責任	(30)	(39)
融資活動所用現金淨額	(9,677)	(31,275)
貨幣調整	(743)	2,966
現金增加淨額	12,873	2,344
期初現金	57,612	174,594
期終現金 *（附註B）*	70,485	176,938

A.　**收購一間附屬公司：**

收購一間附屬公司之影響概要：		
現金	–	–
應收賬項及預付款項	684	–
收購資產淨值	684	–
收購時之折讓	(171)	–
已付代價	513	–
扣除現金	–	–
收購時之現金流量，已扣除所收購現金	513	–

B.　**期終現金包括：**

銀行結存、存款及現金淨額	77,144	178,120
銀行透支	(6,659)	(1,182)
期終現金	70,485	176,938

*　*請參閱第5a段有關前期調整及其對CIHL集團財務報表影響之附註。*

附註： 若干比較數字亦已調整，以符合本期間之呈報方式。

1(d)(i) CIHL與CIHL集團有關(i)股權所有變動或(ii)因資本化發行與股東分派所產生者以外的股本變動之報表連同上一個財政年度同期之比較報表

	股本	股份溢價	重估儲備	CIHL股東應佔（商譽）／資本儲備	匯兌儲備	保留溢利	股息儲備	小計	少數股東權益	總計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL集團										
於二零零四年四月一日之結餘（如前呈報）	36,799	148,687	17	(15,531)	4,402	185,943	14,720	375,037	3,563	378,600
更改會計政策（第5a段）	–	–	–	–	(2,228)	2,228	–	–	–	–
於二零零四年四月一日之結餘（重列）	36,799	148,687	17	(15,531)	2,174	188,171	14,720	375,037	3,563	378,600
因按每股1.9125坡元行使購股權而發行126,000股普通股	38	203	–	–	–	–	–	241	–	241
因按每股2.025坡元行使購股權而發行10,000股普通股	3	18	–	–	–	–	–	21	–	21
所佔合營公司之資產重估儲備	–	–	2	–	–	–	–	2	–	2
增購合營公司之附屬公司權益	–	–	–	–	–	–	–	–	(136)	(136)
少數股東權益注資	–	–	–	–	–	–	–	–	323	323
向少數股東派付股息	–	–	–	–	–	–	–	–	(45)	(45)
匯兌收益／（虧損）（重列－第5a段）	–	–	–	–	832	–	–	832	(151)	681
期內虧損（重列－第5a段）	–	–	–	–	–	(3,094)	–	(3,094)	111	(2,983)
股息	–	–	–	–	–	(5,101)	5,101	–	–	–
於二零零四年六月三十日	36,840	148,908	19	(15,531)	3,006	179,976	19,821	373,039	3,665	376,704
於二零零五年四月一日之結餘（如前呈報）	38,280	159,296	171	(15,531)	(620)	174,091	5,110	360,797	5,495	366,292
更改會計政策（第5a段）	–	–	–	–	(2,084)	2,084	–	–	–	–
於二零零五年四月一日之結餘（重列）	38,280	159,296	171	(15,531)	(2,704)	176,175	5,110	360,797	5,495	366,292
因按每股2.25坡元行使購股權而發行150,000股普通股	45	292	–	–	–	–	–	337	–	337
匯兌收益	–	–	–	–	3,606	–	–	3,606	108	3,714
期內虧損	–	–	–	–	–	(1,034)	–	(1,034)	365	(669)
於二零零五年六月三十日之結餘	38,325	159,588	171	(15,531)	902	175,141	5,110	363,706	5,968	369,674

	股本	股份溢價	匯兑儲備	儲備 保留溢利	股息儲備	小計	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL							
於二零零四年四月一日之結餘(如前呈報)	36,799	148,687	2,566	91,319	14,720	257,292	294,091
更改會計政策(第5a段)	–	–	(2,566)	2,566	–	–	–
於二零零四年四月一日之結餘(重列)	36,799	148,687	–	93,885	14,720	257,292	294,091
因按每股1.9125坡元行使購股權而發行126,000股普通股	38	203	–	–	–	203	241
因按每股2.025坡元行使購股權而發行10,000股普通股	3	18	–	–	–	18	21
期內虧損(重列－第5a段)	–	–	–	(5,302)	–	(5,302)	(5,302)
股息	–	–	–	(5,101)	5,101	–	–
於二零零四年六月三十日	36,840	148,908	–	83,482	19,821	252,211	289,051
於二零零五年四月一日之結餘(如前呈報)	38,280	159,296	1,917	88,814	5,110	255,137	293,417
更改會計政策(第5a段)	–	–	(1,917)	1,917	–	–	–
於二零零五年四月一日之結餘(重列)	38,280	159,296	–	90,731	5,110	255,137	293,417
因按每股2.25坡元行使購股權而發行150,000股普通股	45	292	–	–	–	292	337
期內虧損	–	–	–	985	–	985	985
於二零零五年六月三十日之結餘	38,325	159,588	–	91,716	5,110	256,414	294,739

1(d)(ii)自上一個呈報期間完結日以來因供股、紅股發行、股份購回、行使購股權或認股權、兌換其他已發行股本證券、為換取現金或作為收購代價或任何其他目的發行股份而導致之CIHL股本變動詳情，當中亦載列本財務報告期間完結日及上一個財政年度同期完結日因兌換全部尚未兌換可換股證券而發行之股份數目。

自二零零五年三月三十一日以來，已發行股本增加如下：

	股份數目	千坡元
於二零零五年三月三十一日	127,598,618	38,280
－ 因購股權持有人按每股2.25坡元行使根據一九九九年CIHL認股權計劃獲授之認股權而向其發行每股面值0.30坡元之新普通股	150,000	45
於二零零五年六月三十日	127,748,618	38,325

尚未行使之購股權狀況

	二零零五年六月三十日	二零零四年六月三十日
一九九九年CIHL認股權計劃	576,000	955,000

2.　有關數字是否根據核數準則審核或審閱。

有關數字未經審核或審閱。

3.　有關數字在何處審核或審閱，核數師報告(包括任何保留意見或特別事項)。

不適用。

4.　有否採用發行人最近期經審核年度財務報表之相同會計政策及計算方法。

除採用多項現有財務報告準則之若干修訂及自本財政年度強制集團採用之新頒佈財務報告準則外，CIHL集團已採用截至二零零五年三月三十一日止15個月經審核財務報表就所呈報財政期間而採用之相同會計政策及計算方法。採用該等經修訂或新頒佈財務報告準則之影響載於下文第5段。

5. **倘會計政策及計算方法(包括會計準則所規定者)有變,則有何變更以及相關之理由與影響。**

採用多項經修訂及新頒佈財務報告準則之影響概述如下:

(a) 財務報告準則第21號-匯率變動影響

屬於CIHL集團海外業務投資淨額之貨幣項目所產生之匯兑差額均自個別實體財務報表內之損益表扣除。上述匯兑差額均重新撥至CIHL集團之綜合財務報表,惟因以投資者及所投資實體功能貨幣以外之貨幣列值之貨幣項目所產生之匯兑差額除外。

採用財務報告準則第21號對CIHL集團及CIHL於所呈報季度之匯兑儲備及期初保留盈利之影響載於附註1d(i)。

採用財務報告準則第21號後,CIHL集團及CIHL財務報表之前期調整影響如下:

	CIHL集團			CIHL		
	如前呈報	前期調整	重列	如前呈報	前期調整	重列
	千坡元	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*
截至二零零四年六月三十日止季度						
資產負債表項目						
匯兑儲備						
於二零零四年四月一日	4,402	(2,228)	2,174	2,566	(2,566)	–
匯兑差額	1,143	(311)	832	268	(268)	–
於二零零四年六月三十日	5,545	(2,539)	3,006	2,834	(2,834)	
保留溢利						
於二零零四年四月一日	185,943	2,228	188,171	91,319	2,566	93,885
期內虧損	(3,405)	311	(3,094)	(5,570)	268	(5,302)
股息	(5,101)	–	(5,101)	(5,101)	–	(5,101)
於二零零四年六月三十日	177,437	2,539	179,976	80,648	2,834	83,482
損益表項目						
匯兑虧損	(5,460)	311	(5,149)	(5,102)	268	(4,834)

(b) 財務報告準則第39號－財務工具：確認及計量

CIHL集團自二零零五年四月一日起將「有價證券」及「上市及非上市證券投資」重新列為可供出售財務資產。因此，自二零零五年四月一日起：

(i) 在活躍市場上市的證券按已公佈之報價計算；

(ii) 集團可供出售財務資產於二零零五年四月一日之賬面值須評估其公平值；

(iii) 可供出售財務資產自二零零五年四月一日以來之公平值變化將計入儲備，直至出售為止，屆時將計入損益表。

採用財務報告準則第39號對CIHL集團及CIHL截至二零零五年六月三十日止季度之財務報表並無任何重大財務影響。

(c) 財務報告準則第103號－業務合併

根據財務報告準則第103號，自二零零五年四月一日起，過往已確認之商譽不再攤銷，而累計攤銷將透過抵銷商譽成本而撇銷。自本財務年度起，CIHL集團會於每個財政年度完結日前或有跡象顯示出現減值時檢討商譽有否減值。

財務報告準則第103號亦規定，收購方應佔所收購公司可識別資產、負債及或然負債公平淨值超出收購成本之差額（即收購時之折讓）須即時在損益表確認入賬。採用財務報告準則第103號後，收購一間附屬公司時之折讓171,000坡元已計入截至二零零五年六月三十日止季度之損益表。

6. **CIHL集團於本呈報財政期間及上一個財政年度同期之每股普通股盈利（已扣除優先股息撥備）。**

	CIHL集團 截至 二零零五年 六月三十日 止季度 *千坡元*	重列 截至 二零零四年 六月三十日 止季度 *千坡元*
期內每股面值0.30坡元普通股之盈利：		
(a)　根據已發行普通股之加權平均數計算	(0.81)仙	(2.52)仙
(b)　按全面攤薄基準計算	(0.81)仙	(2.52)仙
普通股之加權平均數	127,710,706	122,727,330

計算每股普通股盈利時，期內普通股之加權平均數127,710,706股（二零零四年：122,727,330股）指期內已發行普通股數目。計算每股普通股攤薄盈利時，已發行普通股之加權平均數已作調整，以反映因行使所有尚未行使認股權而發行的所有具潛在攤薄影響普通股之影響。

7. **根據下列期間完結時發行人已發行股本計算之CIHL及CIHL集團每股普通股資產淨值：**

   (a)　**本呈報財政期間；及**

   (b)　**上一個財政年度。**

	CIHL集團		CIHL	
	二零零五年 六月三十日 *坡元*	二零零五年 三月三十一日 *坡元*	二零零五年 六月三十日 *坡元*	二零零五年 三月三十一日 *坡元*
根據期終已發行股本計算之每股普通股資產淨值	2.85	2.83	2.31	2.30

8. CIHL集團業務回顧（可合理了解CIHL集團業務所需之資料），包括下列討論：

(a) 任何影響CIHL集團於本呈報財政期間之營業額、成本及盈利之重大因素，包括（如適用）季節或周期因素；及

(b) 任何影響CIHL集團於本呈報財政期間之現金流量、營運資金、資產或負債之重大因素。

截至二零零五年六月三十日止季度，CIHL集團首季度錄得營業額33,300,000坡元，較去年同期微跌1.2%，主要由與法國施耐德電氣公司成立之合營公司奇勝亞洲集團有限公司（「奇勝亞洲」）之首季業績表現未如理想。

CIHL集團錄得未計入特殊項目及所佔聯營公司業績之營運虧損為400,000坡元，邊際毛利則由31.9%下降至28.7%，主要由於原材料成本價格及行政費用上升。CIHL集團之經營虧損得以收窄，主要由於季度末澳元兑坡元之匯價轉強，故以澳元作價之應收賬項錄得匯兑收益1,500,000坡元。

中國市況艱難，奇勝亞洲繼續面對激烈競爭。中央政府推行收緊信貸措施以打擊過熱的房地產價格，從而使投機性的樓房需求放緩。在香港，由於住宅市道蓬勃，加上酒店及服務式住宅發展項目和翻新工程增加，帶動電器配件的需求上升。

新加坡建築市場持續放緩，競爭仍然激烈。馬來西亞則由於政府資助和商業發展項目減少，令市場表現疲弱。

中東市場表現持續向好，銷售大幅增長；而印尼市場及泰國市場均錄得良好增長。

照明產品於年初在中國把品牌易名為「GP」後銷售曾出現倒退，於本季度內銷售已有所改善。此外，CIHL集團已於中國市場推出若干新產品，包括高效能T5支架連電子鎮流器（電子牛）及光管、T8三色涂層高顯色度及高效能光管，以及發光二極管（「LED」）照明產品。CIHL集團已在武漢、鄭州、南京、成都、青島及西安設立新銷售辦事處。

由於CIHL集團於上一財政期間出售Gerard Corporation 21%之股權，因而在本財政季度錄得應收賬款餘額500,000坡元之利息收益，惟該利息收益因受到澳州相對較高的30%企業税率之影響，而CIHL集團亦對過往年度之税項不足撥備132,000坡元作出調整。結果，令本季度之税項支出及有效税率相對較高。

9. 過往有否向股東披露預測或未來陳述，或有否與實際業績不同。

不適用。

10. 有關於公佈日CIHL集團所經營行業重大發展趨勢及競爭環境之評論，以及任何可能於下一個呈報期間及未來十二個月影響CIHL集團之已知因素或事件。

CIHL集團預計其主要市場之激烈競爭情況在短期內不會出現重大的變化。奇勝亞洲將繼續致力控制成本、提高生產力及改善效率，以抵銷原材料價格上漲之壓力。在中國，隨著中央政府推行多項措施以打壓投機活動，以及於二零零五年七月二十一日人民幣作重新估值後，預期將對建築行業和集團於國內之營運開支產生負面影響。在香港，由於迪士尼樂園將於二零零五年九月十二日開幕，加上低成本的航空相繼出現及澳門新增之旅遊景點，將吸引更多旅客，尤其是亞洲旅客，從而刺激對酒店及服務式住宅之需求。

在新加坡，隨著政府近期改變房屋貸款政策，使置業人士現時之貸款額可增加至樓價之九成，及首期付款只需以現金繳付樓價之5%，預期能帶動新加坡住宅物業的銷售。由於馬來西亞之發展項目數量有限，預期當地物業市場將變得艱巨。此外，由於馬來西亞幣與美元脱鉤，將影響奇勝亞洲馬來西亞業務之營運開支。

中東市場推廣及製造業務分別繼續受惠於強勢的建築發展活動及阿聯酋的海灣合作國家之和諧關税計劃。印尼和泰國方面，由於政局日趨穩定，加上建築及發展項目增加帶動經濟增長，預期市場將繼續向好。

在上海，產製一般照明產品的新廠房已於今年七月投入運作，將大大提升CIHL集團的生產力及競爭力以爭取一些需於短時間內交貨之生產訂單。在積極的GP品牌市場推廣活動配合下，照明產品銷售預期將逐步改善。CIHL集團將進一步擴闊產品系列及加強產品分銷網絡，以及繼續尋找新投資機遇和改善現有的投資業務。

11. **股息**

(a) *本呈報財政期間*

有否就本呈報財政期間宣派股息?無

(b) *上一個財政年度同期*

有否就上一個財政年度同期宣派股息?有

股息名稱	中期
股息種類	現金
股息率	13.33%／4.00仙
股份面值	0.30坡元
税率	一級税率

上一個財政期間包括二零零四年一月一日起計15個月，而截至二零零四年六月三十日止季度為財政期間之第二個季度，期內宣派中期股息。

(c) *應派股息日期*

不適用。

(d) *暫停辦理股東登記*

不適用。

(e) *以股代息計劃*

不適用。

12. **如並無宣派／建議派付股息，請陳述。**

不適用。

承董事會命
主席
羅仲榮

二零零五年八月十一日

第二季度財務報表及股息公佈

1(a) CIHL集團損益表連同上一個財政年度同期之比較報表

CIHL集團截至二零零五年九月三十日止第二季度之損益表

	截至二零零五年九月三十日止第二季度	重列* 截至二零零四年九月三十日止第二季度	變化	二零零五年第二季度累計	重列 二零零四年第二季度累計	變化
	千坡元	千坡元	(%)	千坡元	千坡元	(%)
營業額	34,892	34,664	0.66	68,236	68,430	(0.28)
銷售成本	(24,315)	(23,320)	4.27	(48,083)	(46,301)	3.85
毛利	10,577	11,344	(6.76)	20,153	22,129	(8.93)
其他收入	4,156	2,972	39.84	6,959	8,347	(16.63)
分銷支出	(7,008)	(7,694)	(8.92)	(13,641)	(14,277)	(4.45)
行政支出	(7,060)	(6,541)	7.93	(13,702)	(12,305)	11.35
匯兑(虧損)/收益	(384)	1,744	N/M	1,114	(3,405)	N/M
其他支出	(541)	(694)	(22.05)	(816)	(697)	17.07
借貸利息	(840)	(1,058)	(20.60)	(1,599)	(2,258)	(29.19)
未計特殊項目前(虧損)/收益	(1,100)	73	N/M	(1,532)	(2,466)	(37.88)
特殊項目	(347)	–	N/M	(33)	–	N/M
未計聯營公司業績前(虧損)/收益	(1,447)	73	N/M	(1,565)	(2,466)	(36.54)
所佔聯營公司業績	99	(587)	(116.87)	(54)	(818)	(93.40)
除税前虧損	(1,348)	(514)	162.26	(1,619)	(3,284)	(50.70)
税項	(758)	(380)	99.47	(1,156)	(593)	94.94
除税後虧損	(2,106)	(894)	135.57	(2,775)	(3,877)	(28.42)
應佔:						
CIHL股東	(2,549)	(1,198)	112.77	(3,583)	(4,292)	(16.52)
少數股東權益	443	304	45.72	808	415	94.70
	(2,106)	(894)	135.57	(2,775)	(3,877)	(28.42)

* *請參閱第5a段有關前期調整及其對CIHL集團與CIHL財務報表影響之附註。*

N/M 無意義

	截至二零零五年九月三十日止第二季度	截至二零零四年九月三十日止第二季度	二零零五年第二季度累計	二零零四年第二季度累計
	千坡元	*千坡元*	*千坡元*	*千坡元*
計入其他收入之股息收入	493	–	493	2,224
計入其他收入之利息收入（*附註A*）	2,750	2,191	5,098	4,159
折舊及攤銷	(1,939)	(2,267)	(3,874)	(4,356)
壞賬（撥備）／撥回及壞賬撇銷（淨額）	(203)	(61)	(422)	(40)
陳舊存貨（撥備）／撥回及陳舊存貨撇銷（淨額）	(183)	142	(261)	704
出售／撇銷固定資產（虧損）／收益（淨額）	(28)	266	(101)	275
過往年度之稅務負債超額／（不足）撥備	31	–	(101)	–
收購一間附屬公司之折讓	–	–	171	–

附註A－ 利息收入增加主要來自二零零五年五月以來出售Gerard Corporation Pty Ltd之21%股權之應收結餘。

特殊項目

	截至二零零五年九月三十日止第二季度	截至二零零四年九月三十日止第二季度	二零零五年第二季度累計	二零零四年第二季度累計
	千坡元	*千坡元*	*千坡元*	*千坡元*
重組業務之收益淨額	(347)	–	(33)	–

1(b)(i)CIHL與CIHL集團資產負債表連同上一個財政年度同期之比較報表

	CIHL集團		CIHL	
	二零零五年九月三十日	二零零五年三月三十一日	二零零五年九月三十日	二零零五年三月三十一日
	千坡元	千坡元	千坡元	千坡元
固定資產	36,910	32,627	520	599
所佔附屬公司權益	–	–	198,681	196,071
所佔聯營公司權益	316	9,726	–	–
所佔合營公司權益	–	–	101,946	101,946
非上市股本權益	58,560	58,080	–	–
其他投資	12,854	2,403	194	194
非流動應收賬項	138,305	140,274	6,720	6,665
遞延稅項資產	550	844	–	–
無形資產	12,533	10,626	–	–
	260,028	254,580	308,061	305,475
流動資產	272,371	264,182	47,444	33,861
流動負債	(152,544)	(148,930)	(48,428)	(44,419)
流動資產／(負債)淨額	119,827	115,252	(984)	(10,558)
非流動負債	(13,928)	(3,540)	(11,875)	(1,500)
	365,927	366,292	295,202	293,417
資本來源:				
股本	38,331	38,280	38,331	38,280
儲備	321,948	322,517	256,871	255,137
	360,279	360,797	295,202	293,417
少數股東權益	5,648	5,495	–	–
	365,927	366,292	295,202	293,417

固定資產增加主要是由於擴充中國惠州之生產設施所致。

於本季度內，CIHL集團所擁有之聯營公司實際權益因重組而有所攤薄，而於重組後，該公司已重列為「其他投資」。

非流動負債增加主要是由於CIHL提取可轉讓貸款，以作為CIHL集團投資所需資金及營運資金。

1(b)(ii) **CIHL集團借貸及債務證券總額**

須於一年內或於要求時償還之金額

二零零五年九月三十日		二零零五年三月三十一日	
有抵押	**無抵押**	**有抵押**	**無抵押**
236,000	60,410,000	259,000	64,284,000

須於一年後償還之金額

二零零五年九月三十日		二零零五年三月三十一日	
有抵押	**無抵押**	**有抵押**	**無抵押**
283,000	11,045,000	372,000	823,000

抵押詳情

CIHL集團根據財務租賃及租購合約持有之固定資產之賬面淨值總額為262,000坡元（二零零五年三月三十一日：233,000坡元）。

CIHL集團賬面淨值總額2,312,000坡元（二零零五年三月三十一日：2,264,000坡元）之租賃土地及樓宇已抵押予銀行，作為CIHL集團所獲按揭貸款之擔保。

1(c) CIHL集團現金流量表連同上一個財政年度同期之比較報表

	截至二零零五年九月三十日止第二季度 千坡元	重列* 截至二零零四年九月三十日止第二季度 千坡元
經營業務所得現金流量：		
未計聯營公司業績之虧損（已扣除特殊項目）	(1,447)	73
不涉及現金流量之調整：		
攤銷遞延支出及其他無形資產	654	640
攤銷商譽	–	28
固定資產折舊	1,285	1,599
固定資產撇銷	1	14
衍生財務工具之公平值虧損	319	–
利息支出	840	1,058
利息收入	(2,750)	(2,191)
出售固定資產之虧損／（收益）（淨額）	27	(280)
重組業務之特殊虧損	347	–
計算營運資金變動前之營業（虧損）／溢利	(724)	941
存貨及在製品	2,444	(4,672)
應收賬項及預付款項	(19,978)	(26,129)
應付賬項及費用	(2,635)	11,010
應付最終控股公司款項	(1,126)	(281)
經營業務所得現金	(22,019)	(19,131)
已付所得税	(1,072)	(175)
已付利息	(761)	(1,058)
已收利息	369	2,191
經營業務所得現金淨額	(23,483)	(18,173)
投資活動所得現金流量：		
（收購）／出售附屬公司權益	(2,929)	286
支付遞延支出	(130)	(273)
出售固定資產所得款項	123	2,555
購入固定資產之付款	(1,742)	(1,784)
投資活動（所用）／所得現金淨額	(4,678)	784

	截至二零零五年九月三十日止第二季度 *千坡元*	重列* 截至二零零四年九月三十日止第二季度 *千坡元*
融資活動所得現金流量:		
提取／(償還)短期銀行借貸淨額	5,866	(603)
取得長期銀行借貸	10,064	4,739
償還長期銀行借貸	(137)	(68,364)
向CIHL股東派付股息	–	(19,835)
向少數股東派付股息	(310)	(125)
少數股東注資	–	132
發行股份,已扣除費用	40	11,781
財務租賃及租約合約責任	(43)	2
融資活動所得／(所用)現金淨額	15,480	(72,273)
貨幣調整	1,524	(1,202)
所持現金減少淨額	(11,157)	(90,864)
期初現金	70,485	176,938
期終現金 *(附註A)*	59,328	86,074

A. **期終現金包括:**

銀行結存、存款及現金淨額	61,287	86,926
銀行透支	(1,959)	(852)
期終現金	59,328	86,074

* *請參閱第5a段有關前期調整及其對CIHL集團財務報表影響之附註。*

附註: 若干比較數字亦已調整,以符合本期間之呈報方式。

1(d)(i) CIHL與CIHL集團有關(i)股權所有變動或(ii)因資本化發行與股東分派所產生者以外的股本變動之報表連同上一個財政年度同期之比較報表

	CIHL股東應佔										
	股本	股份溢價	重估儲備	(商譽)／資本儲備	匯兌儲備	保留溢利	股息儲備	公平值儲備	小計	少數股東權益	總計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL集團											
於二零零四年七月一日之結餘(如前呈報)	36,840	148,908	19	(15,531)	5,545	177,437	19,821	–	373,039	3,665	376,704
更改會計政策(第5a段)	–	–	–	–	(2,539)	2,539	–	–	–	–	–
於二零零四年七月一日之結餘(重列)	36,840	148,908	19	(15,531)	3,006	179,976	19,821	–	373,039	3,665	376,704
因按每股1.9125坡元行使購股權而發行145,000股普通股	43	234	–	–	–	–	–	–	277	–	277
因按每股2.025坡元行使購股權而發行50,000股普通股	15	86	–	–	–	–	–	–	101	–	101
因以股代息而按每股2.49坡元發行4,579,530股普通股	1,374	10,029	–	–	–	–	–	–	11,403	–	11,403
所佔合營公司之資產重估儲備	–	–	(2)	–	–	–	–	–	(2)	(2)	
出售附屬公司權益	–	–	–	–	–	–	–	–	–	286	286
少數股東權益注資	–	–	–	–	–	–	–	–	–	132	132
向少數股東派付股息	–	–	–	–	–	–	–	–	–	(125)	(125)
匯兌(虧損)／收益(重列－第5a段)	–	–	–	–	(1,109)	–	–	–	(1,109)	21	(1,088)
期內虧損(重列－第5a段)	–	–	–	–	–	(1,198)	–	–	(1,198)	304	(894)
股息	–	–	–	–	–	(14)	14	–	–	–	–
已付股息	–	–	–	–	–	–	(19,835)	–	(19,835)	–	(19,835)
於二零零四年九月三十日	38,272	159,257	17	(15,531)	1,897	178,764	–	–	362,676	4,283	366,959
於二零零五年七月一日之結餘	38,325	159,588	171	(15,531)	902	175,141	5,110	–	363,706	5,968	369,674
因按每股2.025坡元行使購股權而發行20,000股普通股	6	35	–	–	–	–	–	–	41	–	41
公平值虧損－可供出售財務資產	–	–	–	–	–	–	–	(1,813)	(1,813)	–	(1,813)
匯兌收益／(虧損)	–	–	–	–	894	–	–	–	894	(97)	797
增購附屬公司權益	–	–	–	–	–	–	–	–	–	(356)	(356)
向少數股東派付股息	–	–	–	–	–	–	–	–	–	(310)	(310)
於出售投資時撥回保留盈利之商譽	–	–	–	8,501	–	(8,501)	–	–	–	–	–
期內(虧損)／溢利	–	–	–	–	–	(2,549)	–	–	(2,549)	443	(2,106)
股息	–	–	–	–	–	(5,170)	5,170	–	–	–	–
於二零零五年九月三十日之結餘	38,331	159,623	171	(7,030)	1,796	158,921	10,280	(1,813)	360,279	5,648	365,927

	股本	股份溢價	匯兑儲備	儲備 保留溢利	股息儲備	小計	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL							
於二零零四年七月一日之結餘(如前呈報)	36,840	148,908	2,834	80,648	19,821	252,211	289,051
更改會計政策(第5a段)	–	–	(2,834)	2,834	–	–	–
於二零零四年七月一日之結餘(重列)	36,840	148,908	–	83,482	19,821	252,211	289,051
因按每股1.9125坡元行使購股權而發行145,000股普通股	43	234	–	–	–	234	277
因按每股2.025坡元行使購股權而發行50,000股普通股	15	86	–	–	–	86	101
因以股代息而按每股2.49坡元發行4,579,530股普通股	1,374	10,029	–	–	–	10,029	11,403
期內溢利(重列—第5a段)	–	–	–	733	–	733	733
股息	–	–	–	(14)	14	–	–
已付股息	–	–	–	–	(19,835)	(19,835)	(19,835)
於二零零四年九月三十日	38,272	159,257	–	84,201	–	243,458	281,730
於二零零五年七月一日之結餘	38,325	159,588	–	91,716	5,110	256,414	294,739
因按每股2.025坡元行使購股權而發行20,000股普通股	6	35	–	–	–	35	41
期內溢利	–	–	–	422	–	422	422
股息	–	–	–	(5,170)	5,170	–	–
於二零零五年九月三十日之結餘	38,331	159,623	–	86,968	10,280	256,871	295,202

1(d)(ii)自上一個呈報期間完結日以來因供股、紅股發行、股份購回、行使購股權或認股權、兌換其他已發行股本證券、為換取現金或作為收購代價或任何其他目的發行股份而導致之CIHL股本變動詳情，當中亦載列本財務報告期間完結日及上一個財政年度同期完結日因兌換全部尚未兌換可換股證券而發行之股份數目。

自二零零五年六月三十日以來，已發行股本增加如下：

	股份數目	*千坡元*
於二零零五年六月三十日	127,748,618	38,325
– 因認股權持有人按每股2.025坡元行使根據一九九九年CIHL認股權計劃獲授之認股權而向其發行每股面值0.30坡元之新普通股	20,000	6
於二零零五年九月三十日	127,768,618	38,331

尚未行使之購股權狀況

	二零零五年九月三十日	**二零零四年九月三十日**
一九九九年CIHL購股權計劃	544,000	750,000

2. **有關數字是否根據核數準則審核或審閱。**

有關數字未經審核或審閱。

3. **有關數字在何處審核或審閱，核數師報告（包括任何保留意見或特別事項）。**

不適用。

4. **有否採用發行人最近期經審核年度財務報表之相同會計政策及計算方法。**

除採用多項現有財務報告準則之若干修訂及自本財政年度強制CIHL集團採用之新頒佈財務報告準則外，CIHL集團已採用截至二零零五年三月三十一日止15個月經審核財務報表就所呈報財政期間而採用之相同會計政策及計算方法。採用該等經修訂或新頒佈財務報告準則之影響載於下文第5段。

5. **倘會計政策及計算方法(包括會計準則所規定者)有變，則有何變更以及相關之理由與影響。**

採用多項經修訂及新頒佈財務報告準則之影響概述如下：

(a) 財務報告準則第21號－匯率變動影響

屬於CIHL集團海外業務投資淨額之貨幣項目所產生之匯兑差額均自個別實體財務報表內之損益表扣除。上述匯兑差額均重新撥至CIHL集團之綜合財務報表，惟因以投資者及所投資實體功能貨幣以外之貨幣列值之貨幣項目所產生之匯兑差額除外。

採用財務報告準則第21號對CIHL集團及CIHL於所呈報季度之匯兑儲備及期初保留盈利之影響載於附註1d(i)。

採用財務報告準則第21號後，CIHL集團及CIHL財務報表之前期調整影響如下：

	CIHL集團			CIHL		
	如前呈報	前期調整	重列	如前呈報	前期調整	重列
	千坡元	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*
截至二零零四年六月三十日止季度						
資產負債表項目						
匯兑儲備						
於二零零四年七月一日	5,545	(2,539)	3,006	2,834	(2,834)	–
匯兑差額	(1,190)	81	(1,109)	(181)	181	–
於二零零四年九月三十日	4,355	(2,458)	1,897	2,653	(2,653)	–
保留溢利						
於二零零四年七月一日	177,437	2,539	179,976	80,648	2,834	83,482
期內虧損	(1,117)	(81)	(1,198)	914	(181)	733
股息	(14)	–	(14)	(14)	–	(14)
於二零零四年九月三十日	176,306	2,458	178,764	81,548	2,653	84,201
損益表項目						
匯兑收益╱(虧損)	1,825	(81)	1,744	1,790	(181)	1,609

(b)　財務報告準則第39號－財務工具：確認及計量

CIHL集團自二零零五年四月一日起將「有價證券」及「上市及非上市證券投資」重新列為可供出售財務資產。因此，自二零零五年四月一日起：

(i)　在活躍市場上市的證券按已公佈之報價計算；

(ii)　CIHL集團可供出售財務資產於二零零五年四月一日之賬面值須評估其公平值；

(iii)　可供出售財務資產自二零零五年四月一日以來之公平值變化將計入儲備，直至出售為止，屆時將計入損益表。

財務報告準則第39號亦規定，任何不符合資格以對沖會計法計算之衍生財務工具公平值變化須在損益表確認。

就所呈報之季度而言，於評估公平值時，採用財務報告準則第39號導致可出售財務資產出現公平值儲備虧損1,800,000坡元以及衍生財務工具出現損益表虧損319,000坡元。

(c)　財務報告準則第103號－業務合併

根據財務報告準則第103號，自二零零五年四月一日起，過往已確認之商譽不再攤銷，而累計攤銷將透過抵銷商譽成本而撇銷。自本財務年度起，CIHL集團會於每個財政年度完結日前或有跡象顯示出現減值時檢討商譽有否減值。

6. **CIHL集團於本呈報財政期間及上一個財政年度同期之每股普通股盈利(已扣除優先股息撥備)。**

	CIHL集團			
	截至二零零五年九月三十日止第二季度	重列 截至二零零四年九月三十日止第二季度	二零零五年第二季度累計	重列 二零零四年第二季度累計
期內每股面值0.30坡元普通股之盈利:				
(a) 根據已發行普通股之加權平均數計算	(2.00)仙	(0.96)仙	(2.81)仙	(3.46)仙
(b) 按全面攤薄基準計算	(2.00)仙	(0.95)仙	(2.80)仙	(3.45)仙
普通股之加權平均數	127,764,053	125,349,012	127,737,525	124,045,334

計算每股普通股盈利時,期內普通股之加權平均數127,764,053股(二零零四年:125,349,012股)指期內已發行普通股數目。計算每股普通股攤薄盈利時,已發行普通股之加權平均數已作調整,以反映因行使所有尚未行使購股權而發行的所有具潛在攤薄影響普通股之影響。

7. **根據下列期間完結時發行人已發行股本計算之CIHL及CIHL集團每股普通股資產淨值:**

(a) **本呈報財政期間;及**

(b) **上一個財政年度。**

	CIHL集團		CIHL	
	二零零五年九月三十日	二零零五年三月三十一日	二零零五年九月三十日	二零零五年三月三十一日
	坡元	*坡元*	*坡元*	*坡元*
根據期終已發行股本計算之每股普通股資產淨值	2.82	2.83	2.31	2.30

8. CIHL集團業務回顧（可合理了解CIHL集團業務所需之資料），包括下列討論：

(a) 任何影響CIHL集團於本呈報財政期間之營業額、成本及盈利之重大因素，包括（如適用）季節或周期因素；及

(b) 任何影響CIHL集團於本呈報財政期間之現金流量、營運資金、資產或負債之重大因素。

截至二零零五年九月三十日止第二季，CIHL集團錄得34,900,000坡元營業額，與去年同期相約，這主要反映法國施耐德電氣公司成立之合營公司奇勝亞洲集團有限公司（「奇勝亞洲」）之銷售表現。

CIHL集團錄得未計入特殊項目及所佔聯營公司業績之營運虧損為1,100,000坡元，去年同期則錄得盈利70,000坡元，主要由於季內原料價格上升及匯兌虧損所致。

在中國，奇勝亞洲繼續面對市場激烈的競爭。因此，其銷售及產製部門均已重整，以便更能配合其業務發展。在香港，儘管最優惠利率上升導致物業交投放緩，但酒店和服務式住宅的發展及翻新工程，以及樓宇翻新市場等對電器配件產品仍有持續需求。

新加坡建築業持續收縮，競爭仍然激烈。馬來西亞則由於政府資助和商業發展的項目減少，令市場表現疲弱，建築項目主要是來自住宅市場。季內，菲律賓的銷售及推廣部門已與法國施耐德在當地的部門合併，以加強銷售及營運效率。

中東市場表現持續良好，銷售大幅增長，令市場佔有率提升；而印尼及泰國市場均錄得理想的銷售增長。

在中國，照明產品的銷售因工程項目多為合約形式而出現波動。季內推出之新產品包括T5及T8系列的環保照明產品。CIHL集團將「GP照明」定位為專業環保照明方案的生產商／供應商，並已於浙江、南京、青島設立新銷售辦事處，以進一步加強市場滲透率。

由於CIHL集團出售Gerard Corporation Pty Ltd 21%之股權，因而在本財政季度錄得應收賬款餘額1,200,000坡元之利息收入，惟該利息收入因受到澳洲相對較高的30%企業税率之影響，加上其澳洲附屬公司宣派股息而須繳付220,000坡元須扣税款，令是季度之税項支出及有效税率相對較高。

9. 過往有否向股東披露預測或未來陳述，或有否與實際業績不同。

不適用。

10. 有關於公佈日CIHL集團所經營行業重大發展趨勢及競爭環境之評論，以及任何可能於下一個呈報期間及未來十二個月影響CIHL集團之已知因素或事件。

CIHL集團預計在短期內其主要市場之競爭情況將不會出現重大改變。在中國，重整令銷售及生產運作更專注、靈活和具競爭力，以迎合市場需要，從而帶動業務復甦及增長。在香港，經濟及旅遊業的穩定增長將持續刺激酒店項目、服務式住宅及住宅樓宇之發展。

隨著新加坡政府推出放寬物業借貸的政策，使置業人士現時之貸款額可高至樓價之九成，令新加坡住宅物業市道再度活躍。新加坡政府計劃把新加坡建設為一個更富動感的國際之都，包括增設烏節路旅遊區，以及在濱海灣及聖淘沙建設兩個綜合式渡假項目，預期可刺激物業市場。馬來西亞則由於目前發展項目仍然數量有限，故在未來一段時間的市場環境仍競爭激烈。

中東的市場推廣及製造業務則仍繼續受惠於阿聯酋強勢的建築項目發展。儘管油價高企，印尼及泰國市場則由於政局穩定及經濟增長，帶動建築及發展項目增加，預期前景將繼續向好。

為進一步節省營運開支及有效增加銷售額，奇勝亞洲在韓國及台灣之銷售部門將與法國施耐德於當地的銷售部結合，由其管理日後奇勝產品在兩地的銷售。

奇勝亞洲將繼續致力改善生產力及生產效率，以紓緩原料價格上升之影響。此外，奇勝亞洲亦致力向高級酒店、服務式住宅或及豪華住宅樓宇推廣E3000 C-Metro及ULTI系列之電器配件。而法國施德耐為奇勝製造之一系列嶄新微型斷路器及漏電保護器，將於本季在新加坡、馬來西亞及印尼等市場推出。

在上海產製一般照明產品的新廠房已於今年七月投入運作，將大大提升CIHL集團的生產力及競爭力以爭取一些需於短時間內交貨之生產訂單。CIHL集團將繼續拓展產品系列，投入更多資源作推廣，以及進一步強化在國內之分銷網絡。

CIHL集團正繼續以不同模式以求達至更合理的運作及架構，為股東帶來長遠之利益。

11. 股息

(a) 本呈報財政期間

有否就本呈報財政期間宣派股息？有

股息名稱	中期
股息種類	現金
股息率	13.33%／4.00仙
股份面值	0.30坡元
稅率	一級稅率

(b) 上一個財政年度同期

有否就上一個財政年度同期宣派股息？無

上一個財政期間包括二零零四年一月一日起計15個月，而中期股息乃就截至二零零四年六月三十日止季度宣派。

(c) 應派股息日期

股息須於二零零五年十二月八日派付。

(d) 暫停辦理股東登記

CIHL將於二零零五年十一月二十四日暫停辦理過戶及股東登記手續，以確定可獲派中期股息之股東名單。

CIHL之股份過戶處Lim Associates (Pte) Ltd（地址為10 Collyer Quay #19-08 Ocean Building, Singapore 049315）將會登記截至二零零五年十一月二十三日下午五時正接獲之填妥過戶表格，以確定可獲派中期股息之股東名單。

在The Central Depository (Pte) Limited開設之股份賬戶於二零零五年十一月二十三日下午五時正存有股份之股東將可獲派中期股息。

(e) *以股代息計劃*

CIH Limited之以股代息計劃(據此,股東可選擇收取股份以代替現金股息)並不適用於是次中期股息。

12. **如並無宣派/建議派付股息,請陳述。**

不適用。

承董事會命
主席
羅仲榮

二零零五年十一月九日

第三季度財務報表

1(a) CIHL集團損益表連同上一個財政年度同期之比較報表

CIHL集團截至二零零五年十二月三十一日止第三季度之損益表

	截至二零零五年十二月三十一日止第三季度 千坡元	重列* 截至二零零四年十二月三十一日止第三季度 千坡元	變化 (%)	二零零五年第三季度累計 千坡元	重列 二零零四年第三季度累計 千坡元	變化 (%)
營業額	38,057	31,316	21.53	106,293	99,746	6.56
銷售成本	(25,725)	(23,672)	8.67	(73,808)	(69,973)	5.48
毛利	12,332	7,644	61.33	32,485	29,773	9.11
其他收入	4,957	3,319	49.35	11,916	11,666	2.14
分銷支出	(7,316)	(8,191)	(10.68)	(20,957)	(22,468)	(6.73)
行政支出	(8,702)	(6,102)	42.61	(22,404)	(18,407)	21.71
匯兑(虧損)／收益	(504)	4,422	N/M	610	1,017	(40.02)
其他支出	(443)	(136)	225.74	(1,259)	(833)	51.14
借貸利息	(1,866)	(732)	154.92	(3,465)	(2,990)	15.89
未計特殊項目前(虧損)／收益	(1,542)	224	N/M	(3,074)	(2,242)	37.11
特殊項目	–	1	N/M	(33)	1	N/M
未計聯營公司業績前(虧損)／收益	(1,542)	225	N/M	(3,107)	(2,241)	38.64
所佔聯營公司業績	(13)	965	N/M	(67)	147	N/M
除税前(虧損)／溢利	(1,555)	1,190	N/M	(3,174)	(2,094)	51.58
税項	(668)	(328)	103.66	(1,824)	(921)	98.05
除税後(虧損)／溢利	(2,223)	862	N/M	(4,998)	(3,015)	65.77
屬於：						
公司股東	(3,204)	652	N/M	(6,787)	(3,640)	86.46
少數股東權益	981	210	367.14	1,789	625	186.24
	(2,223)	862	N/M	(4,998)	(3,015)	65.77

* *請參閱第5a段有關前期調整及其對CIHL集團與CIHL財務報表影響之附註。*

N/M－無意義

	截至二零零五年十二月三十一日止第三季度	截至二零零四年十二月三十一日止第三季度	二零零五年第三季度累計	二零零四年第三季度累計
	千坡元	*千坡元*	*千坡元*	*千坡元*
計入其他收入之股息收入	–	–	493	2,224
計入其他收入之利息收入（*附註A*）	2,600	2,337	7,698	6,496
計入其他收入之出售陳舊存貨所得款項	1,700	–	1,700	–
折舊及攤銷	(1,900)	(1,858)	(5,774)	(6,214)
壞賬（撥備）／撥回及壞賬撇銷（淨額）	(806)	(828)	(1,228)	(868)
陳舊存貨（撥備）／撥回及陳舊存貨撇銷（淨額）	(535)	921	(796)	1,625
出售／撇銷固定資產（虧損）／收益（淨額）	(49)	(31)	(150)	244
過往年度之税務負債超額／（不足）撥備	167	(130)	66	(217)
收購一間附屬公司之折讓	–	–	171	–

附註A－利息收入增加主要來自二零零五年五月以來出售Gerard Corporation Pty Ltd之21%股權之應收結餘。

特殊項目

	截至二零零五年十二月三十一日止第三季度	截至二零零四年十二月三十一日止第三季度	二零零五年第三季度累計	二零零四年第三季度累計
	千坡元	*千坡元*	*千坡元*	*千坡元*
重組業務之收益淨額	–	–	(33)	–
根據有關與法國施耐德電氣公司（「施耐德」）成立各佔一半股權之合營公司奇勝亞洲集團有限公司（「奇勝亞洲」），以在亞洲設計、生產及分銷電器配件及裝置系統（電器配件及裝置系統）之交易而重組業務之成本	–	(6,161)	–	(6,161)
根據與施耐德進行之交易出售奇勝印尼及泰國業務及營運之收益淨額	–	6,121	–	6,121
合計	–	1	(33)	1

1(b)(i) CIHL與CIHL集團資產負債表連同上一個財政年度同期之比較報表

		CIHL集團		CIHL	
		二零零五年十二月三十日	二零零五年三月三十一日	二零零五年十二月三十日	二零零五年三月三十一日
	附註	千坡元	千坡元	千坡元	千坡元
固定資產	1	36,802	32,627	481	599
所佔附屬公司權益		–	–	175,289	196,071
所佔聯營公司權益	3	333	9,726	–	–
所佔合營公司權益		–	–	101,946	101,946
非上市股本權益	2	55,870	58,080	–	–
其他投資	3	13,038	2,403	194	194
非流動應收賬項	4	134,920	140,274	8,161	6,665
遞延税項資產		560	844	–	–
無形資產		11,524	10,626	–	–
		253,047	254,580	286,071	305,475
流動資產		253,538	264,182	52,219	33,861
流動負債		(137,160)	(148,930)	(34,342)	(44,419)
流動資產／(負債)淨額		116,378	115,252	17,877	(10,558)
非流動負債	5	(18,784)	(3,540)	(16,503)	(1,500)
		350,641	366,292	287,445	293,417
資本來源：					
股本		38,777	38,280	38,777	38,280
儲備		305,338	322,517	248,668	255,137
		344,115	360,797	287,445	293,417
少數股東權益		6,526	5,495	–	–
		350,641	366,292	287,445	293,417

附註

1. 固定資產增加主要是由於擴充與法國施耐德電氣公司成立之合營公司在中國惠州之生產設施所致。

2. 非上市股本權益減少是由於兑換CIHL集團澳元列賬之投資受澳元較坡元疲弱致坡元等值減少所致。

3. 於本季度內，CIHL集團所擁有之聯營公司實際權益因重組而有所攤薄，而於重組後，該公司已重列為「其他投資」。

4. 非流動應收賬項減少主要是由於本季度將部份結餘轉撥至流動應收賬項及以澳元列賬之應收賬款受澳元較坡元疲弱致坡元等值減少所致。

5. 非流動負債增加主要是由於CIHL提取可轉讓貸款，以作為CIHL集團投資所需資金及營運資金。

1(b)(ii) CIHL集團借貸及債務證券總額

須於一年內或於要求時償還之金額

二零零五年十二月三十一日 有抵押	二零零五年十二月三十一日 無抵押	二零零五年三月三十一日 有抵押	二零零五年三月三十一日 無抵押
227,000	47,412,000	259,000	64,284,000

須於一年後償還之金額

二零零五年十二月三十一日 有抵押	二零零五年十二月三十一日 無抵押	二零零五年三月三十一日 有抵押	二零零五年三月三十一日 無抵押
226,0001	6,015,000	372,000	823,000

抵押詳情

CIHL集團根據財務租賃及租購合約持有之固定資產之賬面淨值總額為155,000坡元（二零零五年三月三十一日：233,000坡元）。

CIHL集團賬面淨值總額2,261,000坡元（二零零五年三月三十一日：2,264,000坡元）之租賃土地及樓宇已抵押予銀行，作為CIHL集團所獲按揭貸款之擔保。

1(c) CIHL集團現金流量表連同上一個財政年度同期之比較報表

	截至二零零五年十二月三十一日止第三季度	重列* 截至二零零四年十二月三十一日止第三季度
	千坡元	*千坡元*
經營業務所得現金流量:		
未計聯營公司業績之(虧損)溢利(已扣除特殊項目)	(1,542)	225
不涉及現金流量之調整:		
攤銷遞延支出及其他無形資產	693	383
商譽減值	407	–
攤銷商譽	–	31
固定資產折舊	1,207	1,444
固定資產撇銷	154	35
衍生財務工具之公平值收益	(3,847)	–
利息支出	1,866	732
利息收入	(2,600)	(2,337)
與施耐德交易之特殊收益淨額	–	(1)
出售固定資產之收益(淨額)	(105)	(4)
計算營運資金變動前之營業(虧損)/溢利	(3,767)	508
存貨及在製品	(150)	3,071
應收賬項及預付款項	20,202	27,535
應付賬項及費用	(4,084)	371
應付最終控股公司款項	723	(149)
經營業務所得現金	12,924	31,336
已付所得税	(163)	(348)
已付利息	(1,043)	(732)
已收利息	508	2,337
經營業務所得現金淨額	12,226	32,593
投資活動所得現金流量:		
投資一間聯營公司	(100)	–
與施耐德交易之代價	–	7,964
向Gerard Corporation提供貸款	–	(10,979)
支付遞延支出及其他無形資產	(205)	(184)
出售固定資產所得款項	2,063	305
購入固定資產之付款	(3,741)	(4,044)
投資活動所用現金淨額	(1,983)	(6,938)

	截至二零零五年十二月三十一日止第三季度	重列* 截至二零零四年十二月三十一日止第三季度
	千坡元	*千坡元*
融資活動所得現金流量:		
償還短期銀行借貸淨額	(12,978)	(17,390)
取得長期銀行借貸	5,293	909
償還長期銀行借貸	(135)	(718)
向CIHL股東派付股息	(10,280)	–
向少數股東派付股息	–	(52)
發行股份,已扣除支出	3,600	–
財務租賃及租約合約責任	(13)	(18)
融資活動所用現金淨額	(14,513)	(17,269)
貨幣調整	3,356	(6,417)
所持現金(減少)/增加淨額	(914)	1,969
期初現金	59,328	86,074
期終現金	58,414	88,043
期終現金包括:		
銀行結存、存款及現金淨額	60,360	89,827
銀行透支	(1,946)	(1,784)
期終現金	58,414	88,043

* *請參閱第5a段有關前期調整及其對CIHL集團財務報表影響之附註。*

附註:若干比較數字亦已調整,以符合本期間之呈報方式。

1(d)(i) CIHL與CIHL集團有關(i)股權所有變動或(ii)因資本化發行與股東分派所產生者以外的股本變動之報表連同上一個財政年度同期之比較報表

	CIHL股東應佔										
				(商譽)/						少數	
	股本	股份溢價	重估儲備	資本儲備	匯兌儲備	保留溢利	股息儲備	公平值儲備	小計	股東權益	總計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL集團											
於二零零四年十月一日之結餘(如前呈報)	38,272	159,257	17	(15,531)	4,355	176,306	–	–	362,676	4,283	366,959
更改會計政策(第5a段)	–	–	–	–	(2,457)	2,457	–	–	–	–	–
於二零零四年十月一日之結餘(重列)	38,272	159,257	17	(15,531)	1,898	178,763	–	–	362,676	4,283	366,959
出售聯營公司權益時撥回	–	–	13	–	–	–	–	–	13	–	13
向少數股東派付股息	–	–	–	–	–	–	–	–	–	(52)	(52)
匯兌虧損(重列)	–	–	–	–	(4,234)	–	–	–	(4,234)	(373)	(4,607)
期內溢利(重列)	–	–	–	–	–	652	–	–	652	210	862
於二零零四年十二月三十一日	38,272	159,257	30	(15,531)	(2,336)	179,415	–	–	359,107	4,068	363,175
於二零零五年十月一日之結餘	38,331	159,623	171	(7,030)	1,796	158,921	10,280	(1,813)	360,279	5,648	365,927
因以股代息而按每股2.42坡元											
發行1,487,709股普通股	446	3,154	–	–	–	–	–	–	3,600	–	3,600
公平值收益-可供出售財務資產	–	–	–	–	–	–	–	265	265	–	265
期內匯兌虧損	–	–	–	–	(6,545)	–	–	–	(6,545)	(103)	(6,648)
期內(虧損)/溢利	–	–	–	–	–	(3,204)	–	–	(3,204)	981	(2,223)
已付股息	–	–	–	–	–	–	(10,280)	–	(10,280)	–	(10,280)
於二零零五年十二月三十一日之結餘	38,777	162,777	171	(7,030)	(4,749)	155,717	–	(1,548)	344,115	6,526	350,641

	股本	股份溢價	匯兌儲備	儲備 保留溢利	股息儲備	小計	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
CIHL							
於二零零四年十月一日之結餘							
(如前呈報)	38,272	159,257	2,653	81,548	–	243,458	281,730
更改會計政策(第5a段)	–	–	(2,653)	2,653	–	–	–
於二零零四年十月一日							
之結餘(重列)	38,272	159,257	–	84,201	–	243,458	281,730
期內溢利(重列)	–	–	–	12,780	–	12,780	12,780
於二零零四年十二月三十一日	38,272	159,257	–	96,981	–	256,238	294,510
於二零零五年十月一日之結餘	38,331	159,623	–	86,968	10,280	256,871	295,202
因以股代息而按每股2.42坡元							
發行1,487,709股普通股	446	3,154	–	–	–	3,154	3,600
期內虧損	–	–	–	(1,077)	–	(1,077)	(1,077)
已付股息	–	–	–	–	(10,280)	(10,280)	(10,280)
於二零零五年十二月三十一日							
之結餘	38,777	162,777	–	85,891	–	248,668	287,445

1(d)(ii) 自上一個呈報期間完結日以來因供股、紅股發行、股份購回、行使購股權或認股權、兌換其他已發行股本證券、為換取現金或作為收購代價或任何其他目的發行股份而導致之CIHL股本變動詳情，當中亦載列本財務報告期間完結日及上一個財政年度同期完結日因兌換全部尚未兌換可換股證券而發行之股份數目。

自二零零五年九月三十日以來，已發行股本增加如下：

	股份數目	*千坡元*
於二零零五年九月三十日	127,768,618	38,331
－ 因股東根據CIH Limited以股代息計劃選擇以股代息而按每股2.42坡元發行每股面值0.30坡元之新普通股	1,487,709	446
於二零零五年十二月三十一日	129,256,327	38,777

尚未行使之認股權狀況

	二零零五年十二月三十一日	二零零四年十二月三十一日
一九九九年CIHL認股權計劃	504,000	750,000

2. **有關數字是否根據核數準則審核或審閱。**

有關數字未經審核或審閱。

3. **有關數字在何處審核或審閱，核數師報告（包括任何保留意見或特別事項）。**

不適用。

4. **有否採用發行人最近期經審核年度財務報表之相同會計政策及計算方法。**

除採用多項現有財務報告準則之若干修訂及自本財政年度強制CIHL集團採用之新頒佈財務報告準則外，CIHL集團已採用截至二零零五年三月三十一日止15個月經審核財務報表就所呈報財政期間而採用之相同會計政策及計算方法。採用該等經修訂或新頒佈財務報告準則之影響載於下文第5段。

5. **倘會計政策及計算方法(包括會計準則所規定者)有變,則有何變更以及相關之理由與影響。**

採用多項經修訂及新頒佈財務報告準則之影響概述如下:

(a) 財務報告準則第21號 — 匯率變動影響

屬於CIHL集團海外業務投資淨額之貨幣項目所產生之匯兑差額均自個別實體財務報表內之損益表扣除。上述匯兑差額均重新撥至CIHL集團之綜合財務報表,惟因以投資者及所投資實體功能貨幣以外之貨幣列值之貨幣項目所產生之匯兑差額除外。

採用財務報告準則第21號對CIHL集團及CIHL於所呈報季度之匯兑儲備及期初保留盈利之影響載於附註1d(i)。

採用財務報告準則第21號後,CIHL集團及CIHL財務報表之前期調整影響如下:

	CIHL集團			CIHL		
	如前呈報	**前期調整**	**重列**	**如前呈報**	**前期調整**	**重列**
	千坡元	*千坡元*	*千坡元*	*千坡元*	*千坡元*	*千坡元*
截至二零零四年十二月三十一日止季度						
資產負債表項目						
匯兑儲備						
於二零零四年十月一日	4,355	(2,457)	1,898	2,653	(2,653)	–
匯兑差額	(4,707)	473	(4,234)	(925)	925	–
於二零零四年十二月三十一日	(352)	(1,984)	(2,336)	1,728	(1,728)	–
保留溢利						
於二零零四年十月一日	176,306	2,457	178,763	81,548	2,653	84,201
期內收益/(虧損)	1,125	(473)	652	13,705	(925)	12,780
於二零零四年十二月三十一日	177,431	1,984	179,415	95,253	1,728	96,981
損益表項目						
匯兑收益/(虧損)	4,895	(473)	4,422	4,845	(925)	3,920

(b) 財務報告準則第39號－財務工具：確認及計量

CIHL集團自二零零五年四月一日起將「有價證券」及「上市及非上市證券投資」重新列為可供出售財務資產。因此，自二零零五年四月一日起：

(i) 在活躍市場上市的證券按已公佈之報價計算；

(ii) CIHL集團可供出售財務資產於二零零五年四月一日之賬面值須評估其公平值；

(iii) 可供出售財務資產自二零零五年四月一日以來之公平值變化將計入儲備，直至出售為止，屆時將計入損益表。

財務報告準則第39號亦規定，任何不符合資格以對沖會計法計算之衍生財務工具公平值變化須在損益表確認。

就所呈報之季度而言，於評估公平值時，採用財務報告準則第39號導致可出售財務資產出現公平值儲備進賬265,000坡元以及衍生財務工具出現損益表收益3,847,000坡元。

(c) 財務報告準則第103號－業務合併

根據財務報告準則第103號，自二零零五年四月一日起，過往已確認之商譽不再攤銷，而累計攤銷將透過抵銷商譽成本而撇銷。自本財務年度起，CIHL集團會於每個財政年度完結日前或有跡象顯示出現減值時檢討商譽有否減值。

6. **CIHL集團於本呈報財政期間及上一個財政年度同期之每股普通股盈利(已扣除優先股息撥備)。**

	CIHL集團			
	截至二零零五年十二月三十一日止第三季度	重列 截至二零零四年十二月三十一日止第三季度	二零零五年第三季度累計	重列 二零零四年第三季度累計
期內每股面值0.30坡元普通股之盈利:				
(a) 根據已發行普通股之加權平均數計算	(2.48)仙	0.51仙	(5.30)仙	(2.91)仙
(b) 按全面攤薄基準計算	(2.48)仙	0.51仙	(5.29)仙	(2.90)仙
普通股之加權平均數	128,949,083	127,574,618	128,142,846	125,226,040

計算每股普通股盈利時,期內普通股之加權平均數128,949,083股(二零零四年:127,574,618股)指期內已發行普通股數目。計算每股普通股攤薄盈利時,已發行普通股之加權平均數已作調整,以反映因行使所有尚未行使購股權而發行的所有具潛在攤薄影響普通股之影響。

7. **根據下列期間完結時發行人已發行股本計算之CIHL及CIHL集團每股普通股資產淨值:**

(a) **本呈報財政期間;及**

(b) **上一個財政年度。**

	CIHL集團		CIHL	
	二零零五年十二月三十一日 *坡元*	二零零五年三月三十一日 *坡元*	二零零五年十二月三十一日 *坡元*	二零零五年三月三十一日 *坡元*
根據期終已發行股本計算之每股普通股資產淨值	2.66	2.83	2.22	2.30

每股普通股資產淨值減少是由於本季度內就截至二零零五年三月三十一日止財政期間分派末期股息每股普通股0.04坡元及就本財政年度分派中期股息每股普通股0.04坡元,以及合營公司於截至二零零五年十二月三十一日止九個月出現虧損所致。

8. **CIHL集團業務回顧(可合理了解CIHL集團業務所需之資料),包括下列討論:**

(a) **任何影響CIHL集團於本呈報財政期間之營業額、成本及盈利之重大因素,包括(如適用)季節或周期因素;及**

(b) **任何影響CIHL集團於本呈報財政期間之現金流量、營運資金、資產或負債之重大因素。**

截至二零零五年十二月三十一日止第三季,CIHL集團錄得營業額38,100,000坡元,較去年同期上升21.5%,增幅主要受與法國施耐德電氣公司成立各佔一半股權之合資公司奇勝亞洲集團有限公司(「奇勝亞洲」)之銷售表現改善所帶動。

儘管CIHL集團第三季之邊際毛利有所改善,由去年同期之24.4%上升至本季之32.4%,CIHL集團錄得未計入特殊項目及所佔聯營公司業績之營運虧損1,500,000坡元,去年同期則錄得200,000坡元盈利,這主要由於奇勝亞洲行政費用增加,利息支出增加,以及CIHL未變現之兑匯虧損淨額。

中國市場方面,奇勝亞洲繼續面對激烈競爭,不過,由於奇勝亞洲自上一季度開始配合業務發展而重整其銷售及生產運作,第三季之銷售有滿意的增長。在香港,儘管樓宇按揭貸款之最優惠利率上升帶來隱憂,樓宇翻新市場對電器配件產品仍有持續需求。

在新加坡,雖然住宅物業價格上升,但市場仍競爭劇烈。至於馬來西亞,因政府的基建項目和商業發展項目支出減少,市場表現仍然疲弱,當地之電器配件產品需求主要來自住宅市場。

中東市場表現持續向好,銷售有可觀增幅。印尼及泰國市場之銷售增長,令人滿意。

照明產品在中國的銷售額仍然波動,而開設上海廠房提升了CIHL集團的生產力及競爭力,有助爭取一些需於短期內付貨之競投項目。CIHL集團繼續開發及推出嶄新的T5及T8節能照明產品系列。

由於CIHL集團出售Gerard Corporation Pty Ltd之21%股權,因此在第三季因應收賬款餘額而錄得利息收入共1,200,000坡元,惟該筆利息收入因澳州徵收較高的30%企業税,以致第三季之税項支出及有效税率相對增加。

9. **過往有否向股東披露預測或未來陳述，或有否與實際業績不同。**

不適用。

10. **有關於公佈日CIHL集團所經營行業重大發展趨勢及競爭環境之評論，以及任何可能於下一個呈報期間及未來十二個月影響CIHL集團之已知因素或事件。**

CIHL於二零零六年一月十二日宣佈行使認沽期權，將其於奇勝亞洲之全部50%股權售予合資伙伴施耐德電氣，認沽期權股份買賣預期將於二零零六年三月完成，而扣除保留款項約2,950,000美元後，所得款項淨額約56,000,000美元。認沽期權股份買賣完成後，CIHL自二零零六年一月認沽期權被接納開始將不用把奇勝亞洲之業績計算入賬。

於二零零六年二月三日，CIHL與GP工業有限公司（「GP工業」）聯合宣佈，GP工業提出以協議計劃（「計劃」）將CIHL私有化之建議，有關計劃須獲有關監管機構及股東批准。

透過計劃，股東有機會藉收取特別股息將部份於CIHL的投資變現，其後又能成為擁有更多元化核心業務的GP工業之股東，或可能受惠於GP工業股份有較大股票流通量。

CIHL集團將繼續拓展節能照明產品業務，並會加強推廣活動以鞏固GP品牌。同時，CIHL集團正在實施進一步控制成本的措施，以改善營運業績。

11.　股息

(a)　**本呈報財政期間**

有否就本呈報財政期間宣派股息?無

(b)　**上一個財政年度同期**

有否就上一個財政年度同期宣派股息?無

(c)　**應派股息日期**

不適用。

(d)　**暫停辦理股東登記**

不適用。

(e)　**以股代息計劃**

不適用。

12.　**如並無宣派／建議派付股息，請陳述。**

不適用。

承董事會命
主席
羅仲榮

二零零六年二月八日

新加坡公認會計準則與香港公認會計準則重大差異之概要

列載於本附錄之CIHL經審核財務報表乃按照新加坡公認會計準則編製，新加坡公認會計準則與香港公認會計準則並無重大差異。與CIHL財務報表有關之差異如下：

所佔合營公司權益

CIHL採用標準處理法按比例綜合其所佔之50%亞洲奇勝權益。根據比例綜合法，CIHL所佔亞洲奇勝之資產，負債，收入及支出均按所佔比例計入CIHL財務報表有關項目中。根據香港公認會計準則，所佔共同控制公司權益以權益法列賬，CIHL集團於共同控制公司之權益以CIHL集團所佔共同控制公司資產淨值列賬於綜合資產負債表上之所佔共同控制公司權益。CIHL集團所佔共同控制公司之業績於綜合損益表中計入為所佔共同控制公司業績。

按新加坡公認會計準則或香港公認會計準則分別計算列賬之CIHL資產淨值及淨溢利並無分別。分別只在於列賬編排，因此並無對照需要。

1. 未經審核備考財務資料

於二零零五年三月三十一日

以下乃本公司未經審核備考財務資料，並假設GP工業（根據新加坡法例第50章公司法第210節）以協議計劃方式將CIHL私有化已於二零零五年三月三十一日完成並按計劃內之安排進行。

未經審核備考財務資料乃根據節錄自本集團截至二零零五年三月三十一日止年度之經審核綜合財務報表所載之本集團於二零零五年三月三十一日之綜合資產負債表，並經調整以反映建議之影響。

此未經審核備考財務資料僅為說明而編製，而鑑於其性質，未必能真實反映本集團於二零零五年三月三十一日或於任何未來日期的財務狀況。

未經審核備考財務資料

	CIHL未被私有化前於二零零五年三月三十一日	付予少數股東之特別股息	CIHL被私有化及GP工業應當出售之影響	CIHL被私有化後於二零零五年三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
		附註1	*附註2*	
非流動資產	3,426,401		(2,958)	3,423,443
流動資產	2,095,522	(100,242)		1,995,280
流動負債	(2,180,987)			(2,180,987)
少數股東權益	(844,965)	100,242	3,935	(740,788)
非流動負債	(1,221,948)			(1,221,948)
淨資產	1,274,023			1,275,000
資本及儲備：				
股本	272,630			272,630
儲備	1,001,393		977	1,002,370
股東資金	1,274,023			1,275,000

未經審核備考財務資料附註：

1. 此調整反映特別現金股息之支出，包括CIHL派予二零零六年二月七日其股東名冊上之股東（除GP工業外）之特別現金股息，約為78,800,000港元，及GP工業轉派予二零零六年二月七日其股東名冊上之股東（除本公司外）之特別現金股息，約為21,442,000港元。根據按新加坡法例第50章公司法第210節進行之協議計劃，CIHL股東（包括GP工業）預期將可按每股CIHL普通股股份收取0.40坡元（約等於1.90港元）之特別股息。GP工業將從CIHL收取之特別股息轉派予其股東。

2. 此調整反映因將CIHL私有化而向CIHL股東（除GP工業外）按每CIHL普通股股份分配及發行約3.166股新GP工業股份而引致之少數股東權益之淨減少約為3,935,000港元。於分配及發行新GP工業股份後，本公司於GP工業之股權將由87.1%減至67.7%，因此，往年增購GP工業權益而產生之商譽，約為2,958,000港元，將於計算GP工業之應當出售時撇除，此將引致股東權益之淨增加977,000港元。上述之調整均按本公司，GP工業及CIHL於二零零五年三月三十一日之審核資產淨值計算。建議之真正盈虧將按建議完成日本公司，GP工業及CIHL之資產淨值計算。

2.　未經審核備考財務資料之會計師報告

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

本行就金山工業（集團）有限公司（「貴公司」）及其附屬公司（合稱「貴集團」）的未經審核備考財務資料發出本報告。備考財務資料載於　貴公司於二零零六年三月三十一日刊發有關一項重大及關連交易－GP工業有限公司以協議計劃方式（「GP工業」）（根據新加坡法例第50章公司法第210節）建議將CIH Limited（「CIHL」）私有化（「建議」）的通函附錄三第一節，僅供參考，以提供建議對於本通函載列之財務資料之影響。

責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段編撰未經審核備考財務資料乃由　貴公司董事全權負責。

本行負責根據上市規則第4章第29段就未經審核備考財務資料作出意見並向　閣下匯報。對於本行先前所發出任何用於編撰未經審核備考財務資料之任何財務資料報告，除對該等報告在發出當日指明的收件人外，本行概不承擔責任。

意見基礎

本行參考英國審計實務委員會頒布的《投資通函申報準則》及1998／8期公告「根據上市規則申報備考財務資料」的規定（如適用）進行工作。本行的工作並不包括對任何相關財務資料作出獨立審查，惟主要包括將未經調整財務資料與來源文件比較，考慮支持各項調整的證據，以及與貴公司董事討論備考未經審核備考財務資料。

由於本行之工作並非根據香港會計師公會所頒佈的《核數準則》、《審閱項目準則》或《審計項目準則》進行之審核保證工作，故本行不會就未經審核備考財務資料發表任何相關保證。

貴公司通函附錄三第一節之未經審核備考財務資料僅供參考，而基於其性質，並不反映　貴集團於二零零五年三月三十一日或於任何未來日期的財務狀況。

意見

本行認為：

(a) 未經審核備考財務資料已按所述基準妥善編撰；

(b) 該等基準與貴集團截至二零零五年三月三十一日止年度的會計政策一致；及

(c) 就未經審核備考財務資料而言，該等調整屬恰當，並已根據上市規則第4章第29(1)段作出披露。

此致

金山工業（集團）有限公司
列位董事　台照

德勤•關黃陳方會計師行
執業會計師
香港
謹啟

二零零六年三月三十一日

責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

權益之披露

董事權益

於最後實際可行日期，本公司之董事及總裁於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）如下：－

(i)　本公司

董事姓名	所持股份數目 個人權益	家族權益	合計權益	約佔本公司已發行股本百份比 *（百份率）*
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目		
	1.45港元 認購期由 二零零一年 三月三十日至 二零零六年 三月二十九日	1.17港元 認購期由 二零零三年 四月十八日至 二零零七年 十月十七日	1.84港元 認購期由 二零零三年 十月二日至 二零零八年 十月一日
羅仲榮	1,250,000	–	1,600,000
吳崇安	1,000,000	–	1,600,000
羅仲炳	625,000	650,000	1,000,000
羅仲煒	625,000	650,000	1,000,000
梁伯全	–	–	–
顧玉興	–	–	500,000
莊紹樑	625,000	–	500,000
周國偉	625,000	500,000	600,000
王維勤	625,000	–	1,000,000
張定球	–	300,000	400,000
呂明華	–	250,000	300,000
陳志聰	–	–	–
陳其鑣	–	–	–

(ii) *關聯公司*

董事姓名	所持金山電池普通股份數目	約佔金山電池已發行股本百份比 *(百份率)*	所持金山電能科技股份有限公司普通股份數目	約佔金山電能科技股份有限公司已發行股本百份比 *(百份率)*	所持CIHL普通股份數目	約佔CIHL已發行股本百份比 *(百份率)*	所持GP工業普通股份數目	約佔GP工業已發行股本百份比 *(百份率)*
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410坡元認購期由二零零二年三月十七日至二零一零年三月十六日	1.600坡元認購期由二零零二年十月十一日至二零一零年十月十日	1.250坡元認購期由二零零四年八月五日至二零一二年八月四日	2.500坡元認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之CIHL股份數目 2.025坡元認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456坡元認購期由二零零二年四月十四日至二零一零年四月十三日	0.62坡元認購期由二零零三年四月四日至二零一一年四月三日	0.55坡元認購期由二零零三年八月十四日至二零一二年八月十三日	0.88坡元認購期由二零零四年九月十五日至二零一三年九月十四日	1.03坡元認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

概無其他董事或提名中董事於本公司自二零零五年三月三十一日(即本公司最近期公佈之經審核賬目之截數日期)以來所買賣或租賃或建議買賣或租賃之任何資產中，擁有任何直接或間接權益。

除本通函所披露者外，概無董事於本通函刊發日期仍然生效且與本公司整體業務有重大關係之任何由本公司訂立之合約或安排中擁有權益。

主要股東權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上：

股東名稱	身份	持有股份數目	約佔本公司已發行股份百分比
		(股數)	*(百分率)*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士約佔已發行股份百分比 *(百分率)*
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chanin Family Limited Partnership	28.25
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	日本古河汽車配件有限公司	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Ltd	49.00

除以上所披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

於合約或安排及競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與金山工業集團存在競爭或可能存在競爭之業務上擁有任何權益。

董事服務合約

於最後實際可行日期，本公司或金山工業集團任何成員概無與其任何董事訂立任何服務合約（不包括於一年內屆滿或由本公司終止而毋須作出賠償（法定賠償除外）之合約）。

重大合約

下列合約(於日常業務中訂立之合約除外)為金山工業集團於最後實際可行日期前兩年內訂立之重大或可能重大合約:

(a) WhiteRock Investments I Limited(「WhiteRock」)與本公司就WhiteRock轉讓23,910,177股GP工業股份予本公司訂立之買賣協議,日期為二零零四年十月二十一日;

(b) GP工業及其他人士就出售於江蘇天寶汽車電子有限公司之全部41.56%權益訂立之買賣協議,日期為二零零四年十二月十三日;

(c) 由賣方Tarway Two Pty. Ltd.(本公司之一間間接附屬公司)及買方Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就有關出售於Gerard Corporation Pty. Ltd.共21%權益訂立之三份股份購買協議,日期均為二零零五年三月七日;

(d) 由Tarway Two Pty. Ltd.,Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard償還金額合共45,600,000澳元之貸款予Tarway Two Pty. Ltd.而訂立之貸款協議,日期為二零零五年三月七日;

(e) 由Bright Target Technology Limited股東,兆光科技有限公司,CIHL及本公司就兆光科技有限公司收購Bright Target Technology Limited之全部已發行股份而訂立之買賣協議,日期為二零零五年六月二十三日。

(f) 由CIHL發予Schneider Electric SA有關CIHL行使認沽期權要求Schneider Electric SA購買其所持50%奇勝工業權益之通告,日期為二零零六年一月十二日。

訴訟

於最後實際可行日期,本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁,就董事所知,本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

債務

於二零零六年二月二十八日營業時間結束時，即本文件列印前就作出本債務聲明而言之實際可行的最近日期，金山工業集團有未償還借款約2,628,000,000港元，其中約12,000,000港元為有抵押。該等借款包括有抵押銀行貸款約12,000,000港元及無抵押銀行借款約2,616,000,000港元。

於二零零六年二月二十八日，集團就可追溯折現出口單據及就各聯營公司所獲銀行備用額所作出之擔保所產生或然負債合共約148,000,000港元。

外幣款項已按二零零六年二月二十八日營業時間結束時之匯率換算為港元。

除以上所述，本集團並無抵押任何資產。

除上文或本文所披露者外，不計及金山工業集團內公司間之負債，於二零零六年二月二十八日營業時間結束時，集團旗下各公司概無任何重大之債券、借款或借貸包括銀行透支及承兑借貸（日常貿易票據除外）或承兑信貸或其他同類債務、債權證、按揭、抵押、租購承擔、擔保或其他重大或然負債。

董事確認，集團之債項或或然負債自二零零六年二月二十八日起概無任何重大變動。

營運資金

經考慮金山工業集團之可用信貸、持有之現金及行使認沽期權後所得款項，董事認為，在無不可預料之情況下，金山工業集團具備充足營運資金以應付現時所需。

無重大不利改變

就董事所知，集團之財務或資易狀況自二零零五年三月三十一日起（本公司最後經審核財務報表日期）並無重大不利改變。

專業人士

以下為本通函內所載，給予意見及建議之專業人士之資格：

名稱	資格
第一上海融資有限公司	一間獲准進行證券及期貨條例下第六類（企業融資建議）被規管活動之持牌公司

於最後實際可行日期，第一上海融資有限公司並無直接或間接持有集團任何成員之股權，亦無任何購入或任命其他人士購入集團任何成員證券之權益（不論合法行使與否）。

於最後實際可行日期，第一上海融資有限公司就本通函之刊發，已以書面表示同意在本通函內以現時之形式及內容，於本通函引述其名稱及其意見，而迄今並無撤回該同意書。

於最後實際可行日期，自二零零五年三月三十一日起（本公司最後經審核財務報表日期）第一上海融資有限公司並無於本集團成員已購入或售出或租予本集團任何成員之任何資產或建議購入或售出或租予本集團任何成員之任何資產擁有直接或間接權益。

一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之合資格會計師為王維勤先生。王維勤先生為英國特許公認會計師公會資深會員、香港會計師公會會員、英國特許秘書及行政人員公會會員及加拿大Institute of Financial Consultants之認可財務顧問。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

備查文件

以下文件由本通函日起直至二零零六年四月二十日(包括當日)之營業時間內於本公司之註冊辦事處供查閱:

(a) 本公司組織章程大綱及細則;

(b) 本附錄內「重大合約」一段內所列之重大合約;

(c) 日期為二零零六年三月三十一日之獨立財務顧問信件;

(d) 日期為二零零六年三月三十一日之獨立財務顧問同意書;

(e) 本公司截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度之年報及截至二零零五年九月三十日止六個月之中期業績報告;

(f) 本公司日期為二零零五年五月五日有關CIHL出售Gerard Corporation Pty Ltd 21%權益之通函;

(g) 本公司日期為二零零五年七月二十一日有關重大攤薄及應當出售本公司主要附屬公司兆光科技有限公司之通函;

(h) 本公司日期為二零零五年十一月十六日有關GP工業購入CIHL股份之通函;及

(i) 本公司日期為二零零六年二月一日有關CIHL行使認沽期權之通函。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

茲通告金山工業(集團)有限公司(「本公司」)謹訂於二零零六年四月二十日下午三時三十分假座香港九龍彌敦道20號香港喜來登酒店四樓清廳舉行股東特別大會(「股東特別大會」),藉以考慮並酌情通過下列以普通決議案方式提呈之決議案(不論是否作出修訂):

普通決議案

「**動議**:謹此同意、批准及確認GP工業有限公司根據新加坡公司法第210節以協議計劃方式建議將CIH Limited私有化。」

承董事局命
公司秘書
黃文傑

香港,二零零六年三月三十一日

註冊辦事處:
香港
新界
葵涌
葵榮路30號
金山工業中心
八樓

www.goldpeak.com

附註:

1. 股東特別大會之代表委任表格隨本通函附上。

2. 凡合資格出席股東特別大會及於會上投票之任何股東均有權委任一名或以上之代表,代其出席並於大會上投票表決時代表其投票。委任代表毋須為本公司股東。

3. 如本公司任何股份有聯名登記持有人,則任何一位該等人士均可就該股份於股東特別大會上親身或委派代表投票,猶如唯一合資格投票者,惟倘超過一名該等聯名持有人親身或委派代表出席大會,則就該股份而名列本公司股東名冊首位之該名出席大會之持有人方有權投票。

4. 代表委任表格連同已簽署之授權書（如有）或經由公證人簽署證明之授權書副本，必須於股東特別大會或其任何續會（視乎情況）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界葵涌葵榮路三十號金山工業中心八樓，方為有效。如未能及時交回，則代表委任表格將會視作無效。倘股東欲出席股東特別大會或其任何續會，填妥及交回代表委任表格後並不會妨礙股東親身出席及於會上投票。

5. 根據上市規則第14.46條香港聯合交易所證券上市規則（「上市規則」），Gerard家族、吳崇安先生、周國偉先生、王維勤先生、何柏年先生及其各自聯繫人士（按上市規則定義）將不獲准就上述普通決議案投票。

6. 以上所列之普通決議案將以投票表決。

7. 截至本通告日期，本公司董事局成員包括執行董事羅仲榮先生*（主席兼總裁）*、吳崇安先生*（副主席）*、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生及王維勤先生；非執行董事張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。